4/23


03050243

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME European Aeronautic Defence & Space Company EADS N.V.

*CURRENT ADDRESS


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34662 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: [signature]

DATE : 4/24/03

European Aeronautic Defence and Space Company EADS N.V.

Reference Document 2002


ARIS
12-31-02 03 APR 23 AM 7:21

Delivering measurable results



EADS

82-34662

EUROPEAN AERONAUTIC DEFENCE AND SPACE COMPANY EADS N.V.

REFERENCE DOCUMENT

FINANCIAL YEAR 2002



This Reference Document was filed in French with the *Commission des opérations de bourse* on April 2, 2003 pursuant to *Règlement* No. 98-01 of the *Commission des opérations de bourse*. It may be used in support of a financial transaction only if it is supplemented by a transaction note approved by the *Commission des opérations de bourse.*

Warning

The COB draws the attention of the public to the fact that:

European Aeronautic Defence and Space Company EADS N.V. ("**EADS**" or the "**Company**") is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this Reference Document.

82-34662

TABLE OF CONTENTS

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CHAPTER 1 — PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT AND PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

1.1 Persons Responsible for the Reference Document

Mr. Philippe Camus and Mr. Rainer Hertrich, Chief Executive Officers of EADS

1.2 Statement of the Persons Responsible for the Reference Document

"To our knowledge, the information set out in this Reference Document relating to EADS is true and correct; it includes all the information required by investors to base their opinion on EADS' assets and liabilities, business, financial position, results and prospects of the issuer; there are no omissions that could affect the significance of such information."

Philippe Camus	Rainer Hertrich
Chief Executive Officer	*Chief Executive Officer*

1.3 Persons Responsible for the Audit of the Financial Statements

1.3.1 Persons Responsible for the Review of EADS' Financial Statements

	Date of First Appointment	Term of Current Office
KPMG Accountants N.V. Churchill plein 6 2517 JW The Hague The Netherlands Represented by Mr. E. Paul Medema	May 10, 2000	May 6, 2003[(1)]
Ernst & Young Accountants Drentestraat 20 1083 HK Amsterdam The Netherlands Represented by Mr. Ferdi G.M. Beuting	July 24, 2002	May 6, 2003[(1)]

1.3.2 Statement of the Auditors

In our capacity as auditors of EADS (KPMG Accounting N.V. and Arthur Andersen for the years ended December 31, 2001 and 2000, KPMG Accountants N.V. and Ernst & Young Accountants as successors to Arthur Andersen for the year ended December 31, 2002), we have verified the financial information relating to the statutory financial statements ("the financial statements") of EADS for the years ended December 31, 2002, 2001 and 2000 (including the consolidated financial statements), contained in the present Reference Document.

This Reference Document has been prepared under the responsibility of EADS Chief Executive Officers, Philippe Camus and Rainer Hertrich. Our responsibility is to report on the fairness of the financial information included in this document with respect to the financial position and the financial statements of EADS.

Our procedures conducted in accordance with International Standards on Auditing, comprised an assessment of the fairness of the information presented relating to the financial position and the financial statements and its consistency with the financial statements on which we have issued an audit report.

Our procedures also comprised the reading of the consolidated financial information for 2002 and 2001 included in the section "Management Discussion and Analysis of Financial Condition and Results of Operation" included in the Reference Document, in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the company obtained during the course of our engagement.

The financial statements as of December 31, 2002, 2001 and 2000, that have been approved by the EADS Board of Directors, have been audited by us, in accordance with auditing standards generally accepted in the Netherlands and International Standards on Auditing.

(1) A resolution will be submitted to the shareholders' general meeting of EADS called for May 6, 2003, in order to resolve that the Company's auditors for the accounting period being the financial year 2003 shall be Ernst & Young Accountants and KPMG Accountants N.V..

Our audit report, dated March 7, 2003, on the financial statements for the period ended December 31, 2002, contained the following in respect of the opinion:

— EADS did not obtain 2002 current figures of Dassault Aviation's financial performance. As a consequence, we have not been able to perform the audit procedures we normally would have performed in relation with the EADS investment with Dassault Aviation, which is accounted for under the equity method. We have issued a qualification in respect of the effects of such adjustments, if any, as might have been determined to be necessary had we been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment. The level of net income from equity investment accounted for by EADS in 2002 amounted to Euros 111 million and the equity investment of EADS in Dassault Aviation as at December 31, 2002, amounted to Euros 1,333 million.

— In all other respects, on the one hand according to KPMG Accountants N.V. and Ernst & Young Accountants, except for the effect of the departure from International Financial Reporting Standards (IFRS) for development costs that have been expensed as incurred, whereas IFRS require that development costs be capitalized as intangible assets when certain criteria for asset recognition are met; and, on the other hand according to KPMG Accountants N.V., except for the effect of the departure from IFRS relating to the proportionate consolidation of MBDA, as EADS is accounting for its interest in MBDA joint venture with a proportionate consolidation of 50% for the financial statements of MBDA and accounts for minority interests of 12.5%, whereas the above standards require a venturer to report its effective net proportionate interest in a jointly controlled entity, being 37.5% for MBDA, the financial statements give a true and fair view of the financial position of the Company as at December 31, 2002, and of the results for year then ended, in accordance with IFRS and in accordance with the financial accounting principles generally accepted in the Netherlands.

The opinion expressed in the audit report dated March 15, 2002, on the financial statements for the year ended December 31, 2001, contained in respect of the opinion that, because the auditors had not been able to perform the audit procedures they normally would have performed in relation with the EADS investment with Dassault Aviation, which was accounted for under the equity method (level of net income from equity investment in 2001 of Euros 111 million and equity investment of EADS in Dassault Aviation of Euros 1,252 million as of December 31, 2001), they have issued a qualification in respect of the effects of such adjustments, if any, as might have been determined to be necessary had they been able to perform the audit procedures they normally would have performed in relation to the Dassault Aviation investment. In all other respects, on the one hand according to KPMG Accountants N.V. and Arthur Andersen, except for the effect of the departure from IFRS for development costs that have been expensed as incurred, whereas IFRS require that development costs be capitalized as intangible assets when certain criteria for asset recognition are met; and, on the other hand according to KPMG Accountants N.V., except for the effect of the departure from IFRS relating to the proportionate consolidation of MBDA, as EADS has been accounting for its interest in MBDA joint venture with a proportionate consolidation of 50% for the balance sheet of MBDA and accounted for minority interests of 12.5%, whereas the above standards require a venturer to report its effective net proportionate interest in a jointly controlled entity, being 37.5% for MBDA, the financial statements gave a true and fair view of the financial position of the Company as at December 31, 2001, and of the results for year then ended, in accordance with IFRS and in accordance with the financial accounting principles generally accepted in the Netherlands.

The opinion expressed in the audit report dated March 9, 2001 on the financial statements for the year ended December 31, 2000 contained in respect of the opinion that, because the auditors had not been able to perform the audit procedures they normally would have performed in relation with the EADS investment with Dassault Aviation, which was accounted for under the equity method (level of net income from equity investment of Euros 116 million and equity investment of EADS in Dassault Aviation of Euros 1,164 million as of December 31, 2000), they have not expressed an opinion thereon. In all other respects, except for the effect of the departure from IFRS for development costs that have been expensed as incurred, whereas IFRS require that development costs be capitalized as intangible assets when certain criteria for asset recognition are met, the financial statements gave a true and fair view of the financial position of the Company as at December 31, 2000, and of the results for year then ended, in accordance with IFRS and in accordance with the financial accounting principles generally accepted in the Netherlands. Based on the procedures described above, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment in 2002 and 2001, the absence of audit opinion on the Dassault Aviation investment in 2000, except for the effect of the departure from IFRS and accounting principles generally accepted in the Netherlands relating to the accounting for development costs in 2002, 2001 and 2000, and according to KPMG Accountants N.V., except for the effect of the departure from IFRS and accounting principles generally accepted in the Netherlands for the proportionate consolidation of MBDA in 2002 and 2001, we have no other matters to report regarding the fairness of the financial information relating to the financial statements of EADS N.V for the year ended December 31, 2002 and as audited by KPMG Accountants N.V. and Arther Andersen for the years ended December 31, 2001 and 2000 and any other information mentioned here above.

This statement has been prepared following a specific requirement of the Commission des Operations de Bourse so as to be included in the EADS Reference Document.

The Hague, April 2, 2003,

KPMG Accountants N.V

Rotterdam, April 2, 2003,

Ernst & Young Accountants (limited to financial statements for the year ended December 31, 2002)

Specific statement related to the translation of the financial information

In the context of the preparation of the Reference Document, we have read the French language translation of the financial information relating to the statutory financial statements of EADS for the years ended December 31, 2002, 2001 and 2000 (including the consolidated financial statements), contained in the present Reference Document, all documents being originally prepared in English.

Based on our reading, the financial information relating to the statutory financial statements of EADS for the years ended December 31, 2002, 2001 and 2000, the auditors' statement and the audit report of the auditors on the statutory financial statements for the year ended December 31, 2002, should enable a French reader to understand the financial position of the EADS Group as at December 31 2002.

Paris, April 2, 2003,

KPMG Audit
Department of KPMG SA

Michel Piette
Partner

Barbier Frinault & Associés

Jean-François Ginies
Partner

1.4 Information Policy

Details of the person responsible for information

Mr. Pierre de Bausset
Senior Vice-President Investor Relations and Financial Communication
81663 Munich
Germany
Telephone: + 49 89 607 34111
E-mail: ir@eads.net

A web site, www.eads.net, provides a wide range of information on the Company. Special toll-free hotlines are available to shareholders in France (0 800 01 2001), Germany (00 800 00 02 2002) and Spain (00 800 00 02 2002). An email box is dedicated to shareholders' messages: comfi@eads.net.

1.5 Undertakings of the Company Regarding Information

Given the fact that the shares of the Company are listed on the *Premier Marché* of Euronext Paris SA (the "**Paris Stock Exchange**"), in *amtlicher Markt* (in the sub-segment *Prime Standard*) on the *Frankfurter Wertpapierbörse* (the "**Frankfurt Stock Exchange**") and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges (the "**Spanish Stock Exchanges**"), the Company is subject to certain laws and regulations applicable in France, Germany and Spain in relation to information, the main ones of which are summarized in paragraph 3.1.3.

1.6 Exchange Rate Information

The financial information presented hereinafter in this document is expressed in Euros or in U.S. dollars. The following table sets out, for the periods indicated, certain information concerning the exchange rate between the U.S. dollar and the Euro, calculated using the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (known as the "**Noon Buying Rate**"):

Year ended	Average	Period End
December 31, 2000	Euro 1 = US$0.9236	Euro 1 = US$0.9305
December 31, 2001	Euro 1 = US$0.8957	Euro 1 = US$0.8813
December 31, 2002	Euro 1 = US$0.9454	Euro 1 = US$1.0487

82-34662

CHAPTER 2 — INFORMATION CONCERNING SECURITIES ISSUED

NOT APPLICABLE

CHAPTER 3 — GENERAL DESCRIPTION OF THE COMPANY AND ITS SHARE CAPITAL

3.1 General Description of the Company

3.1.1 Corporate Name, Seat and Registered Office

European Aeronautic Defence and Space Company EADS N.V.

Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands

Seat (*statutaire zetel*): Amsterdam

3.1.2 Legal Form

The Company is a public limited liability company (*naamloze vennootschap*) organized under the laws of The Netherlands.

3.1.3 Governing Law — Dutch Regulations

The Company is governed by the laws of The Netherlands, in particular by Book 2 of the Dutch Civil Code and by its articles of association (the "**Articles of Association**"). The shares of the Company are not listed in The Netherlands.

The Company is subject to various legal provisions of The Netherlands Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) (the "**WTE**"). These are summarized below.

Above all, the Company is subject to various disclosure requirements in The Netherlands pursuant to section 5 of the WTE. These requirements comprise, in particular:

(i) Filing of the annual accounts and the statutory auditors' statement with the Registry of the Chamber of Commerce in Amsterdam with a copy to the Authority for the Financial Markets (*Autoriteit Financiële Markten*) (the "**AFM**");

(ii) Filing of the semi-annual financial statements in the same manner;

(iii) Publication of all new facts regarding the Company's business which have not been made public in The Netherlands and which, if made public, would be likely to have a significant influence on the price of the shares. Such publication shall be made by way of a press release submitted to the AFM.

Further, pursuant to section 46b of the WTE, the Company and all "insiders" (as defined below) must, unless an exemption or dispensation applies, notify the AFM of all transactions carried out in respect of securities of the Company listed for trading on a regulated market (or any financial instrument or securities the value of which depends on such securities) if, and only if, these transactions are carried out in or from The Netherlands.

"Insiders" include, in particular, the directors of the Company and its subsidiaries and interests (more than 25% held) representing individually more than 10% of the consolidated turnover of the Company and all persons holding more than 25% of the capital of the Company and, if such persons are legal entities, all chief executive officers and directors of such legal entities. In addition, spouses, first degree family members and persons with whom individual "insiders" share a common household are subject to this notification requirement.

Failure to comply with the requirements of the WTE is a criminal offence punishable by criminal and administrative fines in The Netherlands.

Finally, pursuant to section 46b of the WTE, the Company must, unless exemptions apply, notify the AFM of all issuances, cancellations or repurchases of shares of the Company.

Pursuant to Dutch law, EADS has adopted specific internal insider trading rules (the "**Insider Trading Rules**") in order to ensure the confidentiality of sensitive company information and transparency of EADS share trading under applicable rules in The Netherlands, France, Germany and Spain. Pursuant to the Insider Trading Rules, certain persons are only allowed to trade in EADS shares within very limited periods and have specific information obligations to the compliance officer of the Company and the AFM with respect to these transactions. These persons include (i) shareholders holding more than 25% of the share capital of the Company (including, where such a shareholder is a legal entity, its directors or persons having an equivalent position), (ii) members of the Board of Directors of EADS and directors of any EADS group company and (iii) certain employees specified by the compliance officer.

EADS' Chief Financial Officer, Hans-Peter Ring, was appointed Compliance Officer by EADS' Board of Directors. The Compliance Officer is essentially responsible for the implementation of the Insider Trading Rules and for the reporting to the AFM.

In addition, given the fact that its shares are listed on a regulated market in France, Germany and Spain, the Company is subject to laws and regulations in these three jurisdictions. A summary of the main regulations applicable to the Company in relation to information to be made public in these three jurisdictions is set out below.

3.1.3.1. Ongoing Disclosure Obligations

French Regulations

A foreign issuer must take all necessary measures to enable shareholders to manage their investments, and to exercise their rights. Pursuant to *Règlements* No. 98-01 and 98-07 of the *Commission des opérations de bourse* ("**COB**"):

(i) the Company is required to inform its shareholders of (i) all forthcoming shareholders' meetings and of the various ways for them to exercise their rights; (ii) payments of dividends; and (iii) issues of new shares or subscriptions, allocations, renunciations, or conversions of shares;

(ii) the Company is also required to (i) inform the public of any modifications in its shareholder structure compared to the latest published data; (ii) publish any relevant information concerning its activities and results for the first half of its financial year within four months of the end of the first half of the financial year, (iii) publish its annual accounts, and consolidated accounts and the management report, which report (or the most significant extracts thereof) must be translated into French, within six months of the end of the financial year; and (iv) inform the public of all modifications of the rights attached to each category of shares;

(iii) the Company is required to inform the COB in due time of any contemplated amendments of its Articles of Association;

(iv) furthermore, the Company is required to provide simultaneously in France the same information as that given abroad.

Like French issuers, the Company may prepare a reference document, the purpose of which is to provide legal and financial information on the issuer (shareholding, activities, management, recent events, possible evolution and other financial information), but no information concerning a particular securities issue. In practice, the annual report of the Company may be used as a reference document since it contains the required information.

The reference document must be filed with the COB and, once filed, is made available to the public.

German Regulations

Due to the listing of the Company's shares in the *amtlicher Markt* (specifically, in the sub-segment of the *amtlicher Markt, Prime Standard* which has been created and implemented by the *Deutsche Börse AG* as of January 1, 2003) on the Frankfurt Stock Exchange, the Company is subject to the post-listing obligations described below. In addition to the listing in *amtlicher Markt (Prime Standard)*, the Company is included in the recently restructured selection index MDAX, the MidCap index of *Deutsche Börse AG*.

Pursuant to § 65 of the German Stock Exchange Admissions Regulation, the Company is required to promptly make available its statement of annual accounts and its management report as soon as these have been produced, insofar as these are not published nationally. If the Company produces its own statement of annual accounts in addition to a consolidated one, both types must be made available. The stock exchange admissions authority may allow summaries or truncations in the statement of annual accounts provided that the provision of sufficient information to the public is guaranteed. According to § 62 of the Exchange Rules (*Börsenordnung*) of the Frankfurt Stock Exchange, the listing in the *Prime Standard* of the *amtlicher Markt* results in the further obligation of the Company to compile and publish consolidated annual accounts in accordance with the International Financial Reporting Standards (IFRS) or the U.S.-Generally Accepted Accounting Principles (U.S.-GAAP) in the German and English language.

In addition, the Company is required to publish an interim report pursuant to § 40 of the German Stock Exchange Act. Such report must inform investors and potential investors about the developments of the Company's business during the first six months of the fiscal year and must also enable them to compare these developments with the results of the previous year. The interim report must be published within a period of two months after the end of the first six-month period of the Company's current fiscal year, in at least one official national stock exchange newspaper, the Federal Gazette (*Bundesanzeiger*) or as a printed newsletter that is available to the public free of charge upon request. The report must also be given to the stock exchange admissions authorities of those exchanges where the shares are officially listed.

Pursuant to § 63 of the Exchange Rules (*Börsenordnung*) of the Frankfurt Stock Exchange, the Company, being part of the *Prime Standard*, is required to publish quarterly reports in the German and English language according to the same international accounting principles as the annual accounts. Such quarterly report shall provide a basis for evaluating the development of the Company's business during a given reporting period and from the beginning of the financial year through the reporting date of the quarter.

Pursuant to §§ 63 et seq. of the German Stock Exchange Admissions Regulation, the Company is required to inform the public and the stock exchange admissions authorities of certain developments or changes that affect the Company or its shares.

In addition, the Company is required as a result of its listing in the *Prime Standard*, to prepare a continuous update of a corporate action timetable at the beginning of each fiscal year for at least the respective fiscal year in the German and English language. This timetable must include details concerning the most important events of the Company. The Company is also required to hold a meeting of analysts at least once a year outside the balance sheet press conference.

The Company is also obliged to inform the stock exchange admissions authorities about all material events arising from or affecting its legal situation. For that reason, all announcements concerning events that may be of interest to shareholders, such as the assembly of the general shareholders' meeting, announcements concerning determinations and payments of dividends, the issuance of new shares and the exercise of conversion, warrant and subscription rights, must be published in an official stock exchange newsletter. The Company is, furthermore, required to publish without delay all changes concerning rights that are connected with securities.

Spanish Regulations

Pursuant to the Ministerial Order of January 18, 1991, the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and with the relevant Spanish stock exchange authorities (who will disclose it to the market), relevant information regarding its financial situation for each half year and which is communicated, for each June 30 and December 31, no later than the following September 1 and March 1 respectively. If after this communication the annual accounts are produced by the Board of Directors and they do not conform with the half-yearly information, the Board must disclose this inconsistency in the following ten trading days. An exemption from the obligation to publish quarterly information of a financial or economic nature has been obtained from the CNMV.

According to the financial law 44/2002, of 25 November, on Measures Reforming the Financial System (*Ley 44/2002, de 25 de noviembre, sobre Medidas de Reforma del Sistema Financiero*) (the "**Financial Law**"), together with the half-yearly information referred to in the above paragraph, the Company must provide quantified information as to every transaction carried out with any related party.

3.1.3.2. Disclosure of Specific Information

French Regulations

Pursuant to *Règlement* No. 98-07 of the COB, any information that could have a significant effect on the market value of the Company's shares is to be disclosed to the public.

The COB may request that the Company or any third party disclose any information relevant in respect of the investors' protection and of the functioning of the market. If such requests are not satisfied, the COB may itself disclose such information.

The party responsible for the disclosure of relevant information may decide not to reveal it if (i) it is able to ensure confidentiality of such information; and (ii) it considers that confidentiality is necessary (a) should the party be the Company, on the grounds that confidentiality is necessary to preserve its legitimate interests; or (b) should the party be a third party, on the grounds that confidentiality is temporarily necessary to achieve completion of a transaction.

German Regulations

Pursuant to § 15 of the German Securities Trading Act, the Company is required to publish, without delay, such information that has become available to it and that has not become known to the general public, if such information is, due to its effect on the Company's holdings, finances or general business, likely to have a material impact on its share price.

The Company needs, prior to publication, to disclose such information to the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) as well as the board of directors of the stock exchanges on which the Company's shares are admitted to trading.

Due to the listing in *amtlicher Markt* (*Prime Standard*), the Company is required to also publish this information in the English language (§ 66 of the Exchange Rules (*Börsenordnung*) of the Frankfurt Stock Exchange).

Spanish Regulations

Pursuant to Article 82 of the Spanish Securities Act 24/1998 of July 28, 1988, (*Ley 24/1998, de 28 de julio, del Mercado de Valores*, as amended by Ley 37/1998, de 16 noviembre), as amended by the Financial Law, the Company is required to make public, as soon as possible, any fact or decision that may substantially affect the quotation of its shares. Pursuant to the Financial Law, any such relevant event must be notified to the CNMV as quickly and as efficiently as possible, always prior to its communication to third parties or other means of publication and, in any event, as soon as the relevant fact is known, the relevant decision has been made or, the relevant agreement has been executed, as the case may be. Wherever possible, the relevant event should be notified to the CNMV after the close of the markets on the day of notification so as to avoid impacting on the quotation of the Company's shares in the corresponding trading session. Furthermore, pursuant to the Financial Law, the Company must post details of any relevant event on its web site. Under certain circumstances, the CNMV may authorize the issuer not to make public relevant information, which may affect its legitimate interests.

3.1.4 Date of Incorporation and Duration of the Company

The Company was incorporated on December 29, 1998 for an unlimited duration.

3.1.5 Objects of the Company

Pursuant to Article 2 of the Articles of Association, the objects of the Company are to hold, co-ordinate and manage participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in:

(a) the aeronautic, defence, space and/or communication industry; or

(b) activities that are complementary, supportive or ancillary thereto.

3.1.6 Commercial and Companies Registry

The Company is registered with the Registry of the Chamber of Commerce of Amsterdam (*Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam*) under number 24288945.

3.1.7 Inspection of Corporate Documents

The Articles of Association are available for inspection in Dutch at the Chamber of Commerce of Amsterdam.

Pursuant to Article 57 of the French Decree n° 84-406 of 30 May 1984, a certified copy of a translation in French of the Articles of Association has been filed with the *Greffe* of the *Tribunal de Commerce* of Paris. It is also available at the head office of EADS in France (37, boulevard de Montmorency, 75016 Paris, France, Tel: 00.33.1.42.24.24.24). In the event of amendments being made to the Articles of Association, an updated certified copy of the translation in French thereof will be filed with the *Greffe* of the *Tribunal de Commerce* of Paris and made available at the head office of EADS in France.

In Germany, the Articles of Association are available at the head office of EADS (81633 Munich, Germany, Tel: 00.49.89.60.70).

In Spain, the Articles of Association are available at the CNMV and at the head office of EADS (Avda. Aragon 404, 28022 Madrid, Spain, Tel.: 00.34.91.585.70.00).

3.1.8 Financial Year

The financial year of the Company starts on January 1 and ends on December 31 of each year.

3.1.9 Allocation and Distribution of Income

3.1.9.1. Dividends

The Board of Directors shall determine which part of the profits of the Company shall be attributed to reserves. The remaining distributable profit shall be at the disposal of the general meeting of shareholders.

The shareholders meeting may resolve (if so proposed by the Board of Directors) that all or part of a dividend shall be paid in shares of the Company as opposed to cash.

The declaration of a dividend, an interim dividend or another distribution to the shareholders shall be made known to them within seven days after such declaration. Declared dividends shall be payable within four weeks of such declaration unless another date for payment is proposed by the Board of Directors and approved by the shareholders meeting.

Dividends, interim dividends and other distributions on shares shall be paid by bank transfer to the bank or giro accounts designated in writing to the Company by, or on behalf of, shareholders at the latest fourteen days after their announcement.

3.1.9.2. Liquidation

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses shall be distributed amongst the holders of the shares in proportion to their shareholdings.

3.1.10 General Meetings

3.1.10.1. Calling of Meetings

General meetings of shareholders are held as often as the Board of Directors deems necessary or upon the request of shareholders holding, individually or together, at least 10% of the total issued share capital of the Company.

The Board of Directors must give notice of general meetings in at least one Netherlands national daily newspaper, at least one international daily newspaper and at least one daily newspaper in each of the countries in which the Company's shares are listed. Such publication must be made at least fifteen days before the day of the meeting and shall state either the matters to be considered at such meeting or that the agenda is open to inspection by the shareholders at the offices of the Company and at such other locations as may be specified in the notice.

The annual general meeting of the Company is held within six months of the end of the financial year.

General meetings are held in Amsterdam, Den Haag, Rotterdam or Haarlemmermeer (Schiphol Airport). The Board of Directors may decide that general meetings of shareholders may be attended by means of electronic or video communication devices from the locations mentioned in the convening notice.

The Board of Directors must announce the date of the annual general meeting of shareholders at least two months before the meeting. Requests made by one or more shareholders collectively representing at least three percent (3%) of the issued share capital, to put items on the agenda for the annual general meeting of shareholders, must be effected by the Board of Directors, if such request to the Board of Directors has been made at least six (6) weeks prior to the date scheduled for the meeting except if, in the opinion of the Board of Directors, important interests of the Company prevail over the insertion of such items into the agenda.

3.1.10.2. Right to Attend Meetings

Each holder of one or more shares may attend general meetings of shareholders, either in person or by written proxy, to speak and to vote according to the Articles of Association. See "— 3.1.10.4 Conditions of Exercise of Right to Vote".

A shareholder or person who has the right to attend a meeting can see to it that he is represented by more than one proxy holder, provided that only one proxy holder can be appointed for each share.

In relation to holders of registered shares, the Board of Directors may provide in the convening notice that those persons are recognized as authorized to exercise the rights to attend, speak and vote at the general meetings, who at the point in time mentioned in the convening notice are authorized to exercise those rights and as such have been registered in the register appointed for the purpose by the Board of Directors, irrespective of who is authorized to exercise those rights on the day of the meeting.

Any person who is entitled to exercise the rights set out in the above paragraph (either in person or by means of a written proxy) and is attending the meeting from another location (See "— 3.1.10.1 Calling of Meetings") in such manner that the person(s) acting as chairman/chairmen of the meeting is/are convinced that such person is properly participating in the meeting, shall be deemed to be present or represented at the meeting, shall be entitled to vote and shall be counted towards a quorum accordingly.

As a prerequisite to attending the general meeting of shareholders and to casting votes, the holders of bearer shares and those who derived the aforementioned rights from these shares shall be obliged to deposit their share certificate or the documents evidencing their rights against receipt, at such locations as shall be determined by the Board of Directors and stated in the convening notice.

Such convening notice shall also state the day which has been fixed as the final day on which the share certificates and the documents evidencing the aforementioned rights may be deposited. That day may not be earlier than five business days, but in each case not earlier than the seventh day prior to the meeting.

As far as registered shares are concerned, the Board of Directors should be informed in writing within the timeframe mentioned in the two preceding sentences of the intention to attend the meeting.

Holders of shares that are registered in the shareholders' register kept in Amsterdam have the option of holding them through EUROCLEAR FRANCE SA. In this case the shares are registered in the name of EUROCLEAR FRANCE SA.

Shareholders holding their EADS shares through EUROCLEAR FRANCE SA who wish to attend general meetings will have to request from their financial intermediary or accountholder an admission card and be given a proxy to this effect from EUROCLEAR FRANCE SA in accordance with the instructions specified by the Company in the convening notice. For this purpose, a shareholder will also be able to request that it be registered directly (and not through EUROCLEAR FRANCE SA) in the register of the Company. However, only shares registered in the name of EUROCLEAR FRANCE SA may be traded on the stock exchanges.

In order to exercise their voting rights, the shareholders will also be able, by contacting their financial intermediary or accountholder, to give their voting instructions to EUROCLEAR FRANCE SA or to any other person designated for this purpose, as specified by the Company in the convening notice.

3.1.10.3. Majority and Quorum

All resolutions are adopted by means of a simple majority of the votes cast except when a qualified majority is prescribed by the Articles of Association or by Dutch law. No quorum is required for any shareholders' meeting to be held. Dutch law requires a special majority for the passing of certain resolutions: *inter alia*, capital reduction, exclusion of preemption rights in connection with share issues, statutory mergers or statutory demergers; the passing of such resolutions requires a majority of two thirds of the votes cast if 50% of the capital quorum is not present at the meeting (or otherwise a simple majority). In addition, resolutions to amend the Articles of Association or to dissolve the company shall only be capable of being adopted with a majority of at least two thirds of the valid votes cast at a general meeting of shareholders, whatever the quorum present at such meeting.

Pledgees of shares and beneficiaries of a usufruct, which do not have voting rights, do not have the right to attend and to speak at general meetings. The owners of shares which are subject to a pledge or a usufruct, which do not have voting rights, are entitled to attend and to speak at general meetings.

3.1.10.4. Conditions of Exercise of Right to Vote

In all general meetings, each shareholder has one vote in respect of each share it holds.

A shareholder whose shares are subject to a pledge or usufruct shall have the voting rights attaching to such shares unless otherwise provided by law or by the Articles of Association or if, in the case of a usufruct, the shareholder has granted voting rights to the usufructuary. Pursuant to the Articles of Association and subject to the prior consent of the Board of Directors, a pledgee of shares in the Company may be granted the right to vote in respect of such pledged shares.

3.1.11 Disclosure of Holdings Exceeding Specific Thresholds and of Intentions

Any person, acting alone or in concert (as defined in the Netherlands Act on reporting of shareholdings, *Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996* (the "**WMZ**")), acquiring or disposing of, directly or indirectly, an interest in the share capital of the Company resulting in such person, after such acquisition or disposal, being in a different range of thresholds in terms of capital or voting rights than that in which he was prior to such acquisition or disposal is required by the WMZ to promptly notify the Company and the AFM of such interests. The applicable ranges of relevant interests pursuant to the WMZ are as follows: 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66²/₃%; 66²/₃% and over. The AFM publishes all disclosures made to it in newspapers with a nationwide circulation in each of the Member States of the European Economic Area where the shares are admitted for listing on a regulated stock exchange. In addition, the Articles of Association require notification in the event of an acquisition or disposal of an interest resulting, for any person acting alone or in concert, in a change of range from or to the ranges 25% to 33¹/₃% and 33¹/₃% to 50%.

Furthermore, pursuant to the Netherlands Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*), an additional disclosure requirement applies for certain categories of persons. This disclosure requirement applies to, among others, shareholders with a direct or indirect interest of 25% or more in the capital of a listed company, and their spouses, ascendants and descendants in direct line, and other persons with whom the shareholders share a common household. These shareholders are required to notify the AFM of all transactions in securities pertaining to the company in which they hold an interest of 25% or more. If the shareholder with an interest of 25% or more is a company, this obligation extends to the members of the company's board of directors and board of supervisory directors.

Disclosure Requirements for members of the Board of Directors of EADS

The WMZ was amended effective September 1, 2002. The following consequences, resulting from the amendments, are applicable to EADS.

The members of the Board of Directors of EADS must report to the AFM their shareholdings in EADS, whether or not such shareholdings reach specified thresholds. Each member of the Board of Directors must report the number of shares and voting rights held by him, not only the percentage of shares and voting rights[1].

The members of the Board of Directors of EADS who, as of September 1, 2002, held shares and/or voting rights in EADS must report the number of shares and/or voting rights to EADS and to the AFM (the initial reporting obligation).

EADS must report any resignation or termination of appointment of its members of the Board of Directors to the AFM immediately. All reports are incorporated by the AFM into a public register that is accessible on the AFM web site and can be consulted by any interested person.

The Company has to inform the *Conseil des Marchés Financiers* ("**CMF**"), the CNMV and the Spanish Stock Exchanges of any disclosure of holdings exceeding the above-mentioned thresholds that it receives, and publish notice of the disclosure in a German national financial newspaper.

The Articles of Association also require that any person acquiring directly or indirectly or with others with whom it is acting in concert (as defined in the WMZ) more than one tenth of the issued share capital or voting rights of the Company must notify the Company of its intentions (i) to buy or sell shares of the Company in the following 12 months; (ii) to continue or to stop acquiring shares or voting rights of the Company; (iii) to acquire control of the Company; or (iv) to seek to designate a member of the Board of Directors of the Company. The Company will provide the CMF with the information received in this context.

The CMF has indicated that it will publish a notice concerning any communication so transmitted. The CNMV will publish all such notifications received.

Failure to comply with the legal obligation of the notification of the change in range of thresholds resulting from the WMZ is a criminal offence under the law of The Netherlands and can give rise to criminal penalties as well as civil law penalties, including the suspension of voting rights.

3.1.12 Mandatory Tender Offers

Pursuant to Article 15 of the Articles of Association, in the event that a direct or indirect acquisition of shares in the Company results in a person acting alone or in concert (as defined in the WMZ) holding shares or voting rights where the control over the number of shares or votes reaches or exceeds 33¹/₃% of the issued share capital of the Company then such person(s) is (are) required to make an unconditional public offer to all shareholders to acquire

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(1) In this context, the term "shares" also includes for example depositary receipts for shares and rights resulting from an agreement to acquire shares or depositary receipts for shares, specifically call options, warrants, and convertible bonds.

all of their shares or to procure that such an offer is made. Such offer must comply with all of the applicable regulatory or other legal requirements in each jurisdiction in which the Company's shares are listed.

Pursuant to Article 16 of the Articles of Association, in the event of a failure to launch such an offer (or if the offer does not satisfy the relevant legal or regulatory requirements in each of the jurisdictions where the Company's shares are listed) within two months after notification to the Company of shareholdings reaching or exceeding 33¹/₃% or failing such notification, within a period of fifteen days of receipt of notice from the Board of Directors confirming the obligation to make the public offer, then any person(s) who is (are) required to make the offer shall within the period specified by the notice sent by the Board of Directors exchange for depository receipts to be issued by the *Stichting Administratiekantoor EADS* (the "**Foundation**"), such percentage of shares they hold over and above the 33¹/₃% of the shares issued by the Company (the "**Excess Percentage**"). From the date specified in the notice sent by the Board of Directors, the right to attend meetings, to vote and to receive dividends shall be suspended in respect of the Excess Percentage. If, within a period of fourteen days from a further notice from the Board of Directors, the person required to exchange his shares representing his Excess Percentage for depository receipts still has not done so, then the Company is irrevocably authorized to exchange such shares for depository receipts issued by the Foundation. The constitutive documents of the Foundation provide that the Foundation shall not have the right to attend meetings of shareholders of the Company as a shareholder to speak at such meetings and to exercise the voting rights attached to the shares it holds, except if, in the view of the Board of Directors of the Foundation (comprising the two independent Directors and one of the two Chief Executive Officers of EADS), such action is required for the performance of the mandatory offer provisions in the Articles of Association.

The obligation to make a public offer does not apply in the following situations:

(i) to a transfer of shares to the Company itself or to the Foundation;

(ii) to a securities custody, clearing or settlement institution acting in that capacity, provided that the provisions of Article 16 of the Articles of Association described above shall be applicable where shares are held for persons acting in breach of the provisions of Articles 15 and 16 of the Articles of Association described above;

(iii) to a transfer of shares by the Company or to an issue of shares by the Company on a merger or on an acquisition by the Company of another company or business;

(iv) to a transfer of shares from one party to another party who is a party to an agreement as envisaged in the WMZ to define "concert parties" where the agreement is entered into before December 31, 2000 (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) except that this exemption will not apply to a new party that individually or with its subsidiaries and/or group companies holds at least 33¹/₃% of the control over shares or votes in the Company; this exemption is intended to exclude the parties to the Participation Agreement (See "— 3.3.2 Shareholdings and Voting Rights — Relationships with Principal Shareholders") (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) from the obligation to make the mandatory offer in the event of a transfer of shares between themselves;

(v) to a transfer by a shareholder to a subsidiary in which it holds more than 50% or by a shareholder to a company which holds more than 50% in such transferring shareholder.

Spanish securities legislation sets forth specific provisions which are applicable in the event an investor acquires directly or indirectly certain percentages of the share capital of a company listed on a Spanish Stock Exchange, because they are deemed to be significant. These provisions, set forth in article 1 of the Royal Decree 1197/1991, of July 26, regarding Takeover Bids, provide that said investor will have to offer to acquire the following percentages: if the investor acquires 25% of the shares, or other securities (such as subscription rights, convertible debentures, warrants, or any other similar securities that may directly or indirectly entitle such investor to subscribe or acquire shares) or, if the investor already holds between 25% and 50%, and intends to purchase an additional 6% within the following 12 months, the offer must be for at least 10%; and (ii) for at least 75% in the event that the investor reaches or exceeds the threshold of 50%. Given the different thresholds set forth in article 1 of the Royal Decree 1197/1991 and in article 15 of the Articles of Association of EADS (which in short requires, in principle, that a tender offer for 100% of the share capital be launched in the event a shareholder controls (alone, or in concert with other shareholders) directly or indirectly a number of shares or voting rights exceeding 33¹/₃% of the share capital of EADS, as described above), Sociedad Estatal de Participaciones Industriales ("**SEPI**"), a minority shareholder of EADS, taking the stand that the Royal Decree 1197/1991 is not applicable to EADS, as a Dutch company listed in three different countries (Spain, France and Germany) and the Articles of

Association of which duly provide that a tender offer must be launched whenever control of 33⅓% of the share capital is taken, has, on behalf of EADS, consulted on this issue with the Spanish Securities Exchange Commission, which has confirmed in writing that "the event posed does not fall within those contemplated in the aforementioned Royal Decree 1197/1991" and, therefore, said Royal Decree 1197/1991 is not applicable to EADS.

In addition, the CNMV, responding to a request from certain shareholders of EADS, stated in a letter dated June 19, 2000 that the Royal Decree 1197/91 dated July 26, 1991 relating to takeover bids does not apply to transfers of shares between parties in the EADS shareholders agreements, provided such transfers are made within the framework of the shareholders agreements and that such agreements remain in force.

3.2 General Description of the Share Capital

3.2.1 Modification of Share Capital or Rights Attaching to the Shares

Unless such right is limited or eliminated by the general meeting of shareholders as described below, holders of shares have a pre-emptive right to subscribe for any newly issued shares pro rata to the aggregate nominal value of shares held by them, except for shares issued for consideration other than cash and shares issued to employees of the Company or of a group company. For the contractual position as to pre-emption rights see "— 3.3.2 *Shareholdings and Voting Rights — Relationships with Principal Shareholders*".

The general meeting of shareholders has the power to issue shares. The general meeting of shareholders may also authorize the Board of Directors for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances.

The general meeting of shareholders also has the power to limit or to exclude pre-emption rights in connection with new issues of shares, and may authorize the Board of Directors for a period of no more than five years, to limit or to exclude pre-emption rights. All resolutions in this context must be approved by a two-thirds majority of the votes cast during the general meeting of shareholders in the case where less than half of the capital issued is present or represented at said meeting.

The shareholders of EADS, at the general meeting of shareholders held on May 10, 2001 authorized the Board of Directors to issue shares representing up to 2% of the Company's authorized capital from time to time and to grant rights to subscribe for shares for a period up to and including the date of the annual general meeting of shareholders in 2003, and also in the case where the subscription rights may be exercised thereafter, and to determine the terms and conditions of the share issuances. The general meeting of shareholders of EADS held on May 10, 2001 authorized the Board of Directors to waive or limit the pre-emption rights for the period up to and including the date of the annual general meeting of shareholders in 2003.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 6, 2003 in order to authorize the Board of Directors to issue shares representing up to 1% of the Company's authorized share capital from time to time, to grant rights to subscribe for shares for a period up to and including the date of the annual general meeting of shareholders to be held in 2005 and also in the case where the subscription rights may be exercised thereafter, and to authorize the Board of Directors to limit or exclude the preferential subscription rights for the period up to and including the date of the annual general meeting of shareholders to be held in 2005.

The general meeting of shareholders may reduce the issued share capital by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to the Articles of Association, the latter requiring the approval of at least two-thirds of the votes cast at the general meeting.

3.2.2 Issued Share Capital

At the date of this document the Company's issued share capital is Euro 811,198,500 comprising 811,198,500 shares of a nominal value of Euro 1 each.

3.2.3 Authorized Share Capital

At the date of this document the authorized share capital of the Company is Euro 3,000,000,000 comprising 3,000,000,000 shares of Euro 1 each.

3.2.4 Securities Granting Access to the Company's Capital

Except for stock options granted for the subscription for EADS shares (See "6.3.3 Employee Profit Sharing and Incentive Plans — Options Granted to Employees"), there are no securities that give access, immediately or over time, to the share capital of EADS.

The table below shows the total potential dilution which would occur if all the stock options issued as at December 31, 2002 were exercised:

EADS' potential share capital	Number of shares	Number of voting rights	Dilution percentage in capital and voting rights
Total number of EADS shares issued as of the date of this document:	811,198,500	800,957,248	97.5%
Total number of EADS shares which may be issued following exercise of stock options:	20,577,925	20,577,925(*)	2.5%
Total potential EADS share capital	831,776,425	821,535,173	100%

(*) The potential dilutive effect on voting rights of the exercise of these stock options may be limited as a result of the Company's share purchase programmes. See "— 3.3.7.1 Shareholdings and Voting Rights — Purchase by the Company of its Own Shares — Dutch Law".

3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company

Date	Nature of Transaction	Nominal value per share	Number of shares issued	Premium(*)	Total number of issued shares after transaction	Total issued capital after transaction
December 29, 1998	Incorporation	NLG 1,000	100	—	100	NLG 100,000
April 3, 2000	Conversion into euros	Euro 1	50,000	—	50,000	Euro 50,000
July 8, 2000	Issue of shares in exchange for contributions by Aerospatiale Matra, Dasa AG and SEPI	Euro 1	715,003,828	Euro 1,511,477,044	715,053,828	Euro 715,053,828
July 13, 2000	Issue of shares for the purpose of the initial public offering and listing of the Company	Euro 1	80,334,580	Euro 1,365,687,860	795,388,408	Euro 795,388,408
September 21, 2000	Issue of shares for the purpose of the employee offering carried out in the context of the initial public offering and listing of the Company	Euro 1	11,769,259	Euro 168,300,403	807,157,667	Euro 807,157,667
December 5, 2001	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on October 13, 2001 under number 01-1209)	Euro 1	2,017,894	Euro 19,573,571.80	809,175,561	Euro 809,175,561
December 4, 2002	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on October 11, 2002 under number 02-1081)	Euro 1	2,022,939	Euro 14,470,149.33	811,198,500	Euro 811,198,500

(*) The costs (net of taxes) related to the initial public offering of the shares of the Company in July 2000 have been offset against share premium for an amount of EUR 55,849,772.

3.3 Shareholdings and Voting Rights

3.3.1 Shareholding Structure

EADS combined the activities of Aerospatiale Matra ("**Aerospatiale Matra**" or "**ASM**"), DaimlerChrysler Aerospace AG ("**Dasa AG**") (with the exception of certain assets and liabilities) ("**Dasa**") and Construcciones Aeronauticas SA ("**CASA**") pursuant to a series of transactions completed in July 2000.

In this document, the term "Completion" relates to the July 2000 completion of the contributions made by Aerospatiale Matra, Dasa AG and SEPI to EADS to combine such activities into EADS.

The term "Indirect EADS Shares" relates to EADS shares held by DaimlerChrysler AG ("**DaimlerChrysler**"), SEPI and Société de Gestion de l'Aéronautique, de la Défense et de l'Espace ("**SOGEADE**"), for which EADS Participations B.V. exercises all the attached voting rights, as well as, for Istroise de Participations, Lagardère SCA ("**Lagardère**") and Société de Gestion de Participations Aéronautiques ("**SOGEPA**"), or the companies of their group, the number of EADS shares held indirectly via SOGEADE, reflecting by transparency, their respective interest in SOGEADE.

Unless the context requires otherwise, the shareholdings of Dasa AG in EADS are referred to in this document as shareholdings of DaimlerChrysler, and the rights and obligations of Dasa AG pursuant to the agreements described herein are referred to as rights and obligations of DaimlerChrysler.

As of the date of this document, 30.13% of the EADS shares are held by Dasa AG, which is a wholly owned subsidiary of DaimlerChrysler Luft- und Raumfahrt Holding AG ("**DCLRH**"), a 93.17% subsidiary of DaimlerChrysler. SOGEADE, a French partnership limited by shares (*société en commandite par actions*) whose share capital is held 50% by SOGEPA (a French state holding company) and 50% by Désirade (a French *société par actions simplifiée* whose share capital is held 74% by Lagardère and 26% by Istroise de Participations (the "**French Financial Institutions**"), which is a company jointly owned by BNP PARIBAS and AXA), owns 30.13% of the EADS shares. Thus, 60.26% of the share capital of EADS is held in equal proportions by DaimlerChrysler and SOGEADE who jointly control EADS through a Dutch law contractual partnership (the "**Contractual Partnership**"). SEPI (a Spanish state holding company), being a party to the Contractual Partnership, holds 5.51% of the share capital of EADS. The public (including EADS employees) and the Company hold, respectively, 30.16% and 1.27% of the share capital of EADS. DaimlerChrysler and the République Française (the "**French State**") hold directly respectively 2.74% and 0.06% of such share capital, such shareholdings being subject to certain specific provisions.

The diagram below shows the current ownership structure of EADS (% of capital/voting rights) before exercise of any stock options granted for the subscription of EADS shares. See "6.3.3 Employee Profit Sharing and Incentive Plans — Options Granted to Employees".


French State
SOGEPA
Lagardère
BNP PARIBAS and AXA (*****)
SEPI
DaimlerChrysler
74 %
26 %
Désirade
93.17 % (****)
DCLRH
50 %
50 %
SOGEADE
Dasa
30.13 % / 30.52 %
5.51 % / 5.58 %
30.13 % / 30.52 %
Contractual Partnership
(managed by EADS participations B.V.)
65.77 % / 66.62 % (*)
2.74 % / 2.77 % (**)
0.06 % / 0.06 % (**) (***)
EADS N.V.
30.16 % / 30.55 %
Public
1.27 % / 0 %

(*) EADS Participations B.V. exercises the voting rights attaching to these EADS shares pledged by SOGEADE. DaimlerChrysler and SEPI who retain title to their respective shares.

(**) The French State and DaimlerChrysler exercise the voting rights attaching to these EADS shares (in the case of the French State such shares being placed with the *Caisse des dépôts et consignations*) in the same way that EADS Participations B.V. exercises the voting rights pooled in the Contractual Partnership.

(***) Shares to be distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of the privatization of Aerospatiale Matra in June 1999. All the shares currently held by the French State will have to be sold on the market.

(****) DCLHRH is 93.17% held by DaimlerChrysler; almost all the balance is held by the City of Hamburg.

(*****) Acting through a jointly organized company. Istroise de Participations.

- For the number of shares and voting rights held by members of the Board of Directors and Executive Committee, see "6.2.1 Interests of Directors and Principal Executive Officers — Compensation Granted to Directors and Principal Executive Officers".

- As of the date of this document, the Company holds, directly or indirectly through another company in which the Company holds directly or indirectly more than 50% of the share capital, 10,241,252 of its own shares. The EADS shares owned by the Company itself do not carry voting rights.

- Approximately 3.37% of the capital and 3.42% of the voting rights are held by EADS employees.

3.3.2 Relationships with Principal Shareholders

The principal agreements governing the relationships between the founders of EADS are an agreement (the "**Participation Agreement**") entered into on Completion between DaimlerChrysler, Dasa AG, Lagardère, SOGEPA, SOGEADE and SEPI, and a Dutch law Contractual Partnership agreement entered into on Completion between SOGEADE, Dasa AG, SEPI and EADS Participations B.V. (the "**Contractual Partnership Agreement**"), which repeats certain terms of the Participation Agreement and a certain number of other agreements (notably, a shareholder agreement (the "**SOGEADE Shareholders' Agreement**") entered into on Completion between SOGEPA and Lagardère and an agreement between the French State, DaimlerChrysler and DCLRH). EADS Participations B.V. is a Dutch private company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) and is the managing partner of the Contractual Partnership. The Indirect EADS Shares held by DaimlerChrysler, SOGEADE and SEPI have been pledged to EADS Participations B.V., which has been granted the exclusive power to exercise the voting rights attaching to the pledged shares (including the right to attend and speak at shareholders' meetings) in accordance with the Contractual Partnership Agreement.

The agreements above contain, among other things, provisions relating to the following matters:

- the composition of the Boards of Directors of EADS, EADS Participations B.V. and SOGEADE Gérance (*gérant commandité of SOGEADE*);
- restrictions on the transfer of EADS shares and SOGEADE shares;
- pre-emptive and tag-along rights of DaimlerChrysler, SOGEADE, SOGEPA and Lagardère;
- defences against hostile third parties;
- consequences of a change of control of DaimlerChrysler, SOGEADE, Lagardère, SOGEPA or SEPI;
- a put option granted by SOGEADE to DaimlerChrysler over its EADS shares in certain circumstances;
- specific rights of the French State in relation to certain strategic decisions, regarding among other issues, EADS ballistic missiles activity; and
- certain limitations on the extent of the French State's ownership of EADS.

One of the purposes of these provisions is to establish a stable group of controlling shareholders for a period of at least three years following Completion.

Further details on the agreements among the principal shareholders of EADS are set out below.

Organization of EADS Participations B.V.

The Board of EADS Participations B.V. has an equal number of directors nominated by DaimlerChrysler and by SOGEADE, respectively (taking into account proposals made by Lagardère in respect of the SOGEADE-nominated directors) and one director nominated by SEPI. DaimlerChrysler and SOGEADE each nominate four directors, unless otherwise agreed, and each nominate from among its nominated directors a chairman and a chief executive officer. SEPI will — until July 2003 (the third anniversary of Completion) or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier — nominate one director to the board of EADS Participations B.V. for a term of appointment ending on or before July 2003 or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier. After July 2003, the appointment of a director nominated by SEPI will be subject to the unanimous approval of SOGEADE, DaimlerChrysler and SEPI.

This structure gives DaimlerChrysler and SOGEADE equal nominating rights in respect of the majority of the directors of the decision-making body of EADS Participations B.V. All decisions of EADS Participations B.V.'s board of directors shall require the vote in favour of at least six directors, except for certain specified matters which require the prior unanimous approval of DaimlerChrysler and SOGEADE. Until the third anniversary of Completion in July 2003 (or the date on which SEPI ceases to hold any Indirect EADS Shares, whichever is earlier), the SEPI-nominated director will be able to block any decisions in the EADS Participations B.V. board of directors relating to any major change to the CASA Industrial Plan and/or its implementation (the "**CASA Matters**").

Transfer of EADS Shares

During the period commencing at Completion and ending on July 1, 2003 (the "**Standstill Period**"):

- DaimlerChrysler, SOGEADE, SEPI, Lagardère, SOGEPA and the French State shall not, in principle, purchase any EADS shares;

- DaimlerChrysler, Lagardère and the French Financial Institutions shall not sell any Indirect EADS Shares;
- SOGEPA and SEPI shall have the right (but not the obligation) to sell their Indirect EADS Shares on the market;
- SEPI shall also have the right to sell all or part of its Indirect EADS Shares by way of a block sale to a third party, subject to a pre-emption right in favour of DaimlerChrysler and SOGEADE in the respective proportions which the number of their Indirect EADS Shares bear to one another, unless the proposed sale is made to a Spanish private investor (other than a competitor of EADS, DaimlerChrysler or SOGEADE) and, where the proposed sale is to a competitor of EADS, DaimlerChrysler or SOGEADE, subject to the prior written consent of, respectively, DaimlerChrysler and SOGEADE, SOGEADE or DaimlerChrysler. It was initially the intention of SEPI (which had no obligation to do so) to sell its Indirect EADS Shares within the three years following the Completion. SEPI shall lose its main rights and liabilities under the Participation Agreement and the Contractual Partnership Agreement immediately upon ceasing to have any Indirect EADS Shares;
- the EADS shares held by DaimlerChrysler (other than its Indirect EADS Shares) may be sold on the market. However, any sale of such shares on the market during the Standstill Period will have to be coordinated with SOGEPA, the French State and SEPI if SOGEPA, the French State or SEPI proceed with the sale of EADS shares in such period. In such case, SOGEPA, the French State or SEPI may request DaimlerChrysler to defer such sales if, in the reasonable opinion of SOGEPA, the French State or SEPI, they would have an adverse effect on the sales which SOGEPA, the French State and/or SEPI would make at that time.

After the Standstill Period, each of DaimlerChrysler, SOGEADE, SEPI, Lagardère and SOGEPA shall have the right to sell their EADS shares on the market, subject to the following conditions:

- if a party wishes to sell any EADS shares, it shall first sell its shares other than its Indirect EADS Shares before exercising its right to sell its Indirect EADS Shares in accordance with the provisions set out below;
- on the sale of Indirect EADS Shares, DaimlerChrysler (in the case of a sale by SOGEADE), SOGEADE (in the case of a sale by DaimlerChrysler) or SOGEADE and DaimlerChrysler (in the case of a sale by SEPI) may either exercise a pre-emption right or sell their Indirect EADS Shares on the market in the same proportions as the respective Indirect EADS Shares of the relevant parties bear to each other;
- any transfer of Indirect EADS Shares by either SOGEPA or Lagardère is subject to a pre-emption right in favour of Lagardère or SOGEPA, as the case may be. In the event that such pre-emption right is not exercised, the Indirect EADS Shares may be sold (a) to an identified third party subject to Lagardère's or SOGEPA's consent (as the case may be) and also to DaimlerChrysler's consent and (b) if such consent is not obtained, the Indirect EADS Shares may be sold on the market, subject to DaimlerChrysler's pre-emption right referred to above;
- each of Lagardère and SOGEPA shall have a proportional right to tag-along on a sale of their Indirect EADS Shares;
- the pre-emption and tag-along rights of Lagardère and SOGEPA referred to above do not apply to a transfer of EADS shares directly held by one of them.

The Indirect EADS Shares held by the French Financial Institutions will be transferred to Lagardère in July 2003.

Any sale on the market of EADS shares in accordance with the Participation Agreement shall be conducted in an orderly manner so as to ensure the least possible disruption to the market of EADS shares. To this effect, the parties shall consult with each other before any such sale.

Control of EADS

In the event that a third party to which DaimlerChrysler or SOGEADE objects (a "**Hostile Third Party**") has a direct or indirect interest in EADS shares equal to 12.5% or more of the number of such EADS shares the voting rights of which are pooled through the Contractual Partnership (a "**Qualifying Interest**"), then, unless a Hostile Offer (as defined below) has been made by the Hostile Third Party or until such time as DaimlerChrysler and SOGEADE agree that the Hostile Third Party should no longer be considered a Hostile Third Party or the Hostile Third Party no longer holds a Qualifying Interest, the parties to the Participation Agreement shall exercise all means of control and influence in relation to EADS to avoid such Hostile Third Party increasing its rights or powers in relation to EADS.

During the Standstill Period, the parties to the Participation Agreement may not accept an offer (whether by way of tender offer or otherwise) by a Hostile Third Party which is not acceptable to either DaimlerChrysler or SOGEADE (a "**Hostile Offer**"). After the Standstill Period, Hostile Offers may be accepted subject to provisions requiring, inter alia, the party wishing to accept, to first offer its EADS shares to DaimlerChrysler and/or SOGEADE, in which case DaimlerChrysler and/or SOGEADE may exercise their pre-emption rights in respect of all or some only of the EADS shares held by the party wishing to accept the Hostile Offer.

After the Standstill Period, any sale of EADS shares, other than the EADS Indirect Shares, by DaimlerChrysler, SOGEADE or Lagardère, at a time when a Hostile Third Party is a shareholder and purchaser of EADS shares on the market, shall be subject to the pre-emption right of SOGEADE, DaimlerChrysler and SOGEPA respectively. In the case of a sale by Lagardère, if SOGEPA does not exercise its right of pre-emption, DaimlerChrysler shall in turn have a pre-emption right.

Dissolution of Contractual Partnership and EADS Participations B.V.

The Contractual Partnership and EADS Participations B.V. will be dissolved and wound up upon the occurrence of certain events (each, a "**Termination Event**") including:

(i) if the proportion which the Indirect EADS Shares of either DaimlerChrysler or SOGEADE bears to the total number of EADS shares is less than 10%, unless the difference between the holdings of DaimlerChrysler and SOGEADE (calculated as a percentage by reference to the number of Indirect EADS Shares held by of each of them as against the total number of the EADS shares) is 5% or less in which case the dissolution and winding up shall only occur if the proportion which the Indirect EADS Shares of DaimlerChrysler or SOGEADE bears to the total number of EADS shares is 5% or less; or

(ii) if, on a change of control of either Lagardère, SOGEPA, SOGEADE or DaimlerChrysler, no notice of an offer by a third party to purchase the SOGEADE shares or the Indirect EADS Shares held by the party undergoing the change of control (the "**Changed Party**") (which offer the Changed Party wishes to accept) has been served in accordance with the Participation Agreement (see below "*Change of Control*") within 12 months of the date of the change of control occurring (the absence of notice of an offer by a third party to purchase the Indirect EADS Shares held by SEPI upon a change of control of SEPI does not trigger a dissolution of the Contractual Partnership or EADS Participations B.V. but shall cause SEPI to lose its main rights or liabilities under the Participation Agreement or the Contractual Partnership Agreement).

On the occurrence of a Termination Event, EADS Participations B.V. is prohibited from conducting further business except as is necessary to its liquidation or the liquidation of the Contractual Partnership.

Change of Control

The Participation Agreement provides, inter alia, that if (a) Lagardère or SOGEPA undergoes a change of control and DaimlerChrysler so elects or (b) SOGEADE undergoes a change of control and DaimlerChrysler so elects or (c) DaimlerChrysler undergoes a change of control and SOGEADE so elects or (d) SEPI undergoes a change of control and SOGEADE or DaimlerChrysler so elect then:

(i) the party undergoing the change of control shall use its reasonable efforts to procure the sale of its SOGEADE interest (if the party undergoing the change of control is Lagardère or SOGEPA) or of its Indirect EADS Shares (if the party undergoing the change of control is DaimlerChrysler, SOGEADE or SEPI) to a third party purchaser on bona fide arm's length terms. When the party subject to the change of control is Lagardère or SOGEPA, the third party purchaser shall be nominated with DaimlerChrysler's consent, not to be unreasonably withheld; and

(ii) in the event that a third party offers to purchase the SOGEADE interest held by Lagardère or SOGEPA or the Indirect EADS Shares held by DaimlerChrysler, SOGEADE or SEPI as the case may be, is received and the party undergoing the change of control wishes to accept that offer, such offer shall immediately be notified to (a) DaimlerChrysler in the case of a change of control occurring to Lagardère or SOGEPA, (b) SOGEADE in the case of the change of control occurring to DaimlerChrysler, (c) DaimlerChrysler in the case of the change of control occurring to SOGEADE, or (d) DaimlerChrysler or SOGEADE in the case of the change of control occurring to SEPI (the party notified under (a), (b), (c) or (d) being the "**Non-Changed Party**"). The Non-Changed Party shall have a first right to purchase the SOGEADE interest or the Indirect EADS shares being offered for sale at the price being offered by the third party. In relation to (d), if DaimlerChrysler and SOGEADE have both elected that SEPI procure a third party purchaser, then they shall each have the right to acquire

SEPI's Indirect EADS Shares in the respective proportions which the number of their EADS shares bear to one another at that time. In the event that the Non-Changed Party does not give notice of its intention to purchase the SOGEADE interest or the Indirect EADS Shares within 30 days of the offer being made, then the Changed Party is obliged to sell such SOGEADE interest or Indirect EADS Shares to the third party on the terms of the third party's original offer.

The third party purchaser may not be a competitor of EADS, SOGEADE or DaimlerChrysler (as the case may be) nor a member of the group which has taken control of the Changed Party.

Events of Default Other Than Change of Control

The Participation Agreement provides for certain actions following events of default (other than a change of control) (i.e., insolvency-related or a material breach of the Participation Agreement). In particular, if such an event of default occurs in relation to DaimlerChrysler, SOGEADE or SEPI, the non-defaulting party (respectively SOGEADE, DaimlerChrysler and SOGEADE and DaimlerChrysler acting together) has a call option over the defaulting party's EADS shares and interest in EADS Participations B.V. If such an event of default occurs in relation to Lagardère or SOGEPA, such party is obliged to use its best efforts to sell its interest in the capital of SOGEADE on bona fide arm's length terms to a third party purchaser (who must not be a competitor of EADS or DaimlerChrysler). In the case of a sale by Lagardère, the third party purchaser must be nominated by SOGEPA with DaimlerChrysler's consent (which may not be unreasonably withheld). In the case of such a sale by SOGEPA, DaimlerChrysler must consent to the sale (again, such consent may not be unreasonably withheld).

Specific Rights and Undertakings of the French State

The French State, not being a party to the Participation Agreement, entered into a separate agreement, governed by French law, with DaimlerChrysler and DCLRH on October 14, 1999 (as amended) pursuant to which:

- the French State undertakes to hold an interest of no more than 15% of the entire issued share capital of EADS through SOGEPA, SOGEADE and EADS Participations B.V.;
- the French State undertakes that neither it nor any of its undertakings will hold any EADS shares directly;

in each case disregarding (i) those EADS shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999 and which will have to be sold on the market; (ii) those shares held by SOGEPA or the French State which may be sold or acquired pursuant to the Participation Agreement or the SOGEADE Shareholders' Agreement (see below); and (iii) those shares held for exclusively investment purposes.

Moreover, pursuant to an agreement entered into between EADS and the French State (the "**Ballistic Missiles Agreement**"), EADS has granted to the French State (a) a veto right and subsequently a call option on the ballistic missiles activity exercisable in the event that (i) a third party which is not affiliated to the DaimlerChrysler and/or Lagardère groups acquires, directly or indirectly, either alone or in concert, more than 10% or any multiple thereof of the share capital or voting rights of EADS or (ii) the sale of the ballistic missiles assets or of the shares of such companies carrying out such activity is considered after the termination of the SOGEADE Shareholders' Agreement and (b) a right to oppose the transfer of any such assets or shares during the duration of the SOGEADE Shareholders' Agreement.

SOGEADE

SOGEADE is a French partnership limited by shares (*société en commandite par actions*) the share capital of which is split between SOGEPA (50%) and Désirade, a French *société par actions simplifiée* (50%). The share capital of Désirade is itself held by Lagardère (74%) and the French Financial Institutions (26%). Lagardère and the French Financial Institutions hence own indirectly 37% and 13% respectively of SOGEADE. In July 2003, Lagardère will acquire the Désirade shares held by the French Financial Institutions.

The general partner (*associé commandité*) of SOGEADE, SOGEADE Gérance, is a French *société par actions simplifiée* which is the manager of SOGEADE.

SOGEADE Gérance's board of directors consists of eight directors, four of them nominated by Lagardère and four by SOGEPA. Decisions of the SOGEADE Gérance Board shall be approved by a simple majority of directors except for the following matters which require the approval of a qualified majority of six of the eight directors: (a) acquisitions or divestments of shares or assets the individual value of which exceeds Euro 500 million; (b) agreements establishing strategic alliances, or industrial or financial co-operation; (c) a capital increase of EADS of more than Euro 500 million to which no preferential right to subscribe for the shares is attached; (d) any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde. The decisions contemplated under (d) above are also governed by the Ballistic Missiles Agreement (see above "*Specific Rights and Undertakings of the French State*").

When a vote of the SOGEADE Gérance board on such matters does not reach the qualified majority of six directors by reason of any of the SOGEPA-nominated directors casting a negative vote, the SOGEADE-nominated directors on the board of EADS Participations B.V. are obliged to vote against the proposal. This means that the French State as the owner of SOGEPA can veto any decisions on these matters within EADS Participations B.V. and in turn within EADS as long as the SOGEADE Shareholders' Agreement remains in existence.

The shareholding structure of SOGEADE shall reflect at all times the indirect interests of all the shareholders of SOGEADE in EADS.

In certain circumstances, in particular in the event of a change of control of Lagardère, Lagardère shall grant a call option over its SOGEADE shares to any non-public third party designated by SOGEPA and approved by DaimlerChrysler. This option may be exercised during the term of the SOGEADE Shareholders' Agreement on the basis of the market price for the EADS shares.

The SOGEADE Shareholders' Agreement shall terminate if Lagardère or SOGEPA ceases to hold at least 20% of the capital of SOGEADE, except that: (a) the provisions relating to the call option granted by Lagardère described above shall remain in force as long as the Participation Agreement is in force, (b) as long as SOGEPA holds at least one SOGEADE share, it will remain entitled to nominate a SOGEADE Gérance Director whose approval will be required in respect of any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles activity or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde; and (c) the SOGEADE Shareholders' Agreement will be terminated in the event of a dissolution of EADS Participations B.V. caused by DaimlerChrysler. In the latter case, the parties have undertaken to negotiate a new shareholders' agreement in the spirit of the shareholders' agreement between them dated 14 April 1999 relating to Aerospatiale Matra and having regard to their respective shareholdings in SOGEADE at the time of the dissolution of EADS Participations B.V.

Put Option

Under the Participation Agreement, SOGEADE grants a put option to DaimlerChrysler over its EADS shares which shall be exercisable by DaimlerChrysler, (i) in the event of a deadlock arising from the exercise by SOGEPA of its rights relating to certain strategic decisions (listed above under the description of SOGEADE) other than those relating to the ballistic missiles activity or (ii) after the Standstill Period, during certain periods provided that in both cases the French State still holds any direct or indirect interest in EADS shares. The put option may only be exercised in respect of all and not some only of DaimlerChrysler's EADS shares.

The exercise price of the option will be calculated on the basis of an average market price for EADS shares.

In the event that DaimlerChrysler exercises the put option granted to it by SOGEADE, SOGEADE will acquire the EADS shares from DaimlerChrysler. However, Lagardère has the right to require SOGEPA to substitute itself for SOGEADE in relation to the acquisition of DaimlerChrysler's EADS shares following the exercise by DaimlerChrysler of the put option. Such substitution right has been accepted by DaimlerChrysler. In the event that Lagardère does not exercise such substitution right, Lagardère and the French Financial Institutions would have to provide their pro rata part of the financing necessary for such acquisition. If the French Financial Institutions fail to provide their pro rata part in the financing, Lagardère would substitute either itself or any first rank financial institution for the French Financial Institutions. SOGEPA undertakes to provide its pro rata part of the financing corresponding to its rights in SOGEADE. Should Lagardère decide not to take part in the financing, (a) SOGEPA undertakes to substitute itself for SOGEADE to buy the shares sold by DaimlerChrysler as a result of the exercise of its put option and SOGEPA or Lagardère may request the liquidation of SOGEADE and EADS Participations B.V. and the termination of the SOGEADE Shareholders' Agreement (notwithstanding the termination provisions of the SOGEADE Shareholders' Agreement described under the section "**SOGEADE**" above). In that case, Lagardère could freely sell its EADS shares on the market or in a block sale to a third party.

Pledge over EADS Shares Granted to EADS Participations B.V.

Upon Completion and in order to secure their undertakings under the Contractual Partnership Agreement and the Participation Agreement, SOGEADE, DaimlerChrysler and SEPI granted a pledge over their respective Indirect

EADS Shares to EADS Participations B.V. for the benefit of EADS Participations B.V. and the other parties to the Contractual Partnership Agreement.

Contributions to EADS — Specific Undertakings of EADS

EADS has agreed not to dispose of the shares contributed to it by Aerospatiale Matra, Dasa AG and SEPI for a period of 7 years. The contribution agreements entered into between EADS on the one hand and Aerospatiale Matra, Dasa AG and SEPI on the other hand, provide that EADS may, if it determines that this is desirable, dispose of such shares provided that EADS shall, on demand, indemnify Lagardère and SOGEPA (in the case of a sale of shares contributed by Aerospatiale Matra), Dasa AG or SEPI, as the case may be, for all tax disadvantages (tax actually paid or borne by them as well as any consumption of loss-carry-forward potential) they suffer as a result of the loss of the tax benefit triggered by the disposal of the shares by EADS. Such obligation to indemnify shall cease after 7 years from the date of contribution. In the event that the indemnification would be made to all three of Lagardère, SOGEPA and Dasa AG, the Board of Directors would decide on the amount of the indemnity on the basis of a report made and presented by the two independent Directors of EADS. The amount and the conditions of this indemnification will be reported to the general meeting of shareholders.

Lagardère Group Services

At the time of the combination of Aerospatiale and Matra Hautes Technologies, it was agreed that the administrative services rendered by Matra Hachette General, a wholly owned subsidiary of Lagardère, to the direct and indirect subsidiaries of Matra Hautes Technologies that were contributed to Aerospatiale, would remain unchanged until December 31, 2003.

A portion of the fees paid to the Lagardère group continued to be paid to Aerospatiale Matra in consideration for the transfer to Aerospatiale Matra of a certain number of employees (and related expenses) of the Lagardère group for the performance of these services.

As a result of the restructurings which were carried out in the context of the combination of Aerospatiale Matra, Dasa and CASA into EADS, EADS France (formerly Matra Hautes Technologies) has inherited, all the rights and obligations of Aerospatiale Matra resulting from these agreements with Lagardère.

DADC

EADS Deutschland GmbH holds 75% of the shares in DADC Luft- und Raumfahrt Beteiligungs AG ("**DADC**") (the other 25% being held by DCLRH). The share capital of Dornier GmbH is held as to 75.89% by DADC and as to 24.11% by the Dornier family. In shareholders' meetings DADC is entitled to more than 89.2% and the Dornier family to less than 10.8% of the voting rights in Dornier GmbH. DADC and Dornier GmbH have entered into a control and profit and loss transfer agreement.

A considerable number of shareholders' resolutions in Dornier GmbH require a majority of 100% of the votes cast in the shareholders' meeting notably resolutions to dissolve the company, alterations of the articles of association if they terminate, limit or have an impact on the rights of the minority shareholders, reduction of share capital, mergers (unless Dornier GmbH is the surviving entity), the transfer of holdings in other enterprises or the transfer of whole areas of enterprise activities with the exception of transfers of assets in return for shares or as a contribution in kind or to a company associated with DaimlerChrysler, which is assumed to be the case if DaimlerChrysler controls at least 20% of its share capital. The same requirement applies with regard to all transfers of shares of Dornier GmbH held by the DaimlerChrysler group (including associated enterprises) subject to certain exceptions including the transfer to other DaimlerChrysler group companies (including associated enterprises). Furthermore, the Dornier family receives a guaranteed dividend from Dornier GmbH of (depending on the nature of the shares) 8.7% or 15% of the nominal amount of their shares plus any corporation tax credits. The guaranteed dividend is indexed. DaimlerChrysler has guaranteed the payment of the *minimum* dividend to the Dornier family shareholders. In the case of the profit and loss transfer agreement, which presently exists between DADC and Dornier GmbH, the Dornier family shareholders are entitled to receive payments corresponding at least to the amount which they would be entitled to in the absence of such profit and loss transfer agreement. Internally DADC has assumed this obligation.

On November 30, 1988 DaimlerChrysler and the Dornier family entered into a separate agreement to strengthen the rights of DaimlerChrysler and, simultaneously, to protect the economic interests of the minority shareholders. The latter can, in particular, demand that their shares in Dornier GmbH be bought (i) for cash consideration or (ii) in exchange for DaimlerChrysler shares or (iii) in exchange for shares in a company in which, or under which, DaimlerChrysler concentrates its aerospace activities by DaimlerChrysler or another company associated with

DaimlerChrysler and nominated by DaimlerChrysler. On March 29, 2000 DaimlerChrysler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG entered into an agreement according to which DaimlerChrysler has the right to demand from DADC to buy the shares so offered by the Dornier family shareholders. DaimlerChrysler shall reimburse DADC for any amount to be paid being above the fair market value of the shares. Moreover, DADC will assume certain other rights and obligations relating to the protection of the interests of the Dornier family.

Under the terms of the business combination agreements entered into in the context of the creation of EADS, DCLRH has undertaken to indemnify Lagardère (for itself and on behalf of each member of the Lagardère group) and SEPI and shall keep them indemnified, against (save in respect of any consequential loss not foreseeable by DCLRH (or any member of the DaimlerChrysler group)) all or any costs, claims, demands, expenses, losses or liabilities that they (or any of them) may suffer or incur from the date of the business combination agreements entered into in the context of the creation of EADS as a result of all or any of the shareholders of Dornier GmbH other than a member of the Dasa group obtaining or seeking to obtain any rights or remedies against Lagardère (or any member of the Lagardère group), SEPI, the Contractual Partnership, EADS Participation B.V., Dasa AG, EADS or any entity contributed by or on behalf of DaimlerChrysler which is to become a member of the EADS group or any member of the Dasa AG group. This indemnity shall also extend to EADS to the extent such protection is not provided for in the transfer of the Dasa business to EADS.

3.3.3 Form of Shares

The shares of EADS are in registered form. The Board of Directors may decide in respect of all or certain shares, on shares in bearer form.

Shares shall be registered in the shareholders register without the issue of a share certificate or, should the Board of Directors so decide, in respect of all or certain shares, with the issue of a certificate. Share certificates shall be issued in such form as the Board of Directors may determine. Registered shares shall be numbered in the manner to be determined by the Board of Directors.

3.3.4 Changes in the Shareholding of the Company since its Incorporation

The Company was founded with an authorized share capital of NLG 500,000 divided into 500 shares each having a nominal value of NLG 1,000, of which 100 were issued to Aerospatiale Matra on December 29, 1998. These shares were transferred to Dasa AG by way of notarised transfer certificate on December 28, 1999.

The changes in the shareholding of the Company since its initial public offering and listing are as follows (for a description of the changes in the issued share capital of the Company since its incorporation, see "— 3.2.5 General Description of the Share Capital — Changes in the Issued Share Capital Since Incorporation of the Company"):

Since July 2000, 4,293,746 EADS shares (representing 0.53% of the share capital of EADS as of the date of this document) have been distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. The last distribution took place in July 2002.

In addition, in January 2001, the French State and Lagardère sold on the market all of their EADS shares (respectively 7,500,000 and 16,709,333 EADS shares representing 0.92% and 2.06% of the share capital of EADS as of the date of this document) other than their Indirect EADS Shares (and, in the case of the French State, other than the EADS shares to be distributed to former shareholders of Aerospatiale Matra — see "— 3.3.2 Specific Rights and Undertakings of the French State") that they held as a result of the non-exercise of the over-allotment option granted to the underwriters in the context of the initial public offering carried out by the Company for the purpose of its listing in July 2000 (including, in the case of Lagardère, those shares other than its Indirect EADS Shares purchased from the French Financial Institutions at the end of the exercise period of the over-allotment option).

Since the date of registration with the COB of the *Document de Référence* of the Company for the financial year 2001 (April 18, 2002), the Company has not received any threshold notification. To the knowledge of the Company, none of the shareholders of the Company, other than as disclosed in the chart below, hold more than 5% of the share capital or voting rights of the Company.

The division of the issued shares and voting rights of the Company before exercise of any stock options granted for the subscription of EADS shares (see "6.3.3 Employee Profit Sharing and Incentive Plans — Options Granted to Employees") in respect of the past three years is indicated in the table below:

	Position as at April 2, 2003			Position as at April 18, 2002			Position as at April 26, 2001	
Shareholders	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital and voting rights
Dasa AG	244,447,704	30.13%	30.52%	244,447,704	30.21%	30.25%	244,447,704	30.29%
SOGEADE	244,447,704	30.13%	30.52%	244,447,704	30.21%	30.25%	244,447,704	30.29%
SEPI	44,690,871	5.51%	5.58%	44,690,871	5.52%	5.53%	44,690,871	5.53%
Sub-total Contractual Partnership	*533,586,279*	*65.77%*	*66.62%*	*533,586,279*	*65.94%*	*66.03%*	*533,586,279*	*66.11%*
Dasa AG	22,227,478	2.74%	2.77%	22,227,478	2.75%	2.75%	22,227,478	2.75%
French State	502,746(*)	0.06%	0.06%	2,748,681	0.34%	0.34%	2,748,681	0.34%
Public	244,640,745(**)	30.16%	30.55%	249,585,180	30.84%	30.88%	248,595,229	30.80%
Own share buy-back(***)	10,241,252	1.27%	—	1,027,943	0.13%	—	—	—
TOTAL	811,198,500	100.00%	100.00%	809,175,561	100.00%	100.00%	807,157,667	100.00%

(*) Shares held by the French State following the distribution without payment of consideration of 4,293,746 shares to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.

(**) Of which approximately 3.37% of the share capital and 3.42% of the voting rights held by EADS employees.

(***) The EADS shares owned by the Company itself do not carry voting rights.

To the knowledge of the Company, except as disclosed previously in "— 3.3.2 Relationships with Principal Shareholders", there are no pledges over the shares of the Company.

The Company requested a disclosure of the identity of the beneficial holders of its shares held by identifiable holders ("*Titres au porteur identifiables*" (TPI)) holding more than fifty shares each. The study, which was completed on February 28, 2002, resulted in the identification of 335,236 shareholders holding a total of 219,647,026 EADS shares (including 3,731,973 shares held by CNMV on behalf of the Spanish market and 20,198,300 shares held by Clearstream on behalf of the German market).

The current shareholding structure of the Company is as shown in the diagram in "— 3.3.1 Shareholding Structure".

3.3.5 Persons Exercising Control over the Company

See "— 3.3.1 Shareholding Structure" and "— 3.3.2 Relationships with Principal Shareholders".

3.3.6 Simplified Group Structure Chart

The following chart shows the main business units of EADS.

SIMPLIFIED GROUP ORGANIZATION CHART


EUROPEAN AERONAUTIC DEFENCE AND SPACE COMPANY EADS N.V. (EADS)
Airbus
Military Transport Aircraft
Aeronautics
Defence and Civil Systems
Space
Airbus
Military Transport Aircraft
EADS Military Aircraft
Systems and Defence Electronics
Astrium
Eurocopter
EADS Services
EADS Launch Vehicles
EADS ATR
MBDA
EADS CASA Espacio
EADS EFW
EADS LFK
EADS Space Services
EADS Sogerma Services
EADS Telecom
EADS Socata

3.3.7 Purchase by the Company of its Own Shares

3.3.7.1. Dutch Law

The Company may acquire its own shares, subject to certain provisions of the law of The Netherlands and the Articles of Association, if (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called portion of the share capital and any reserves required by the law of The Netherlands and (ii) the Company and its subsidiaries would not thereafter hold or hold in pledge shares with an aggregate nominal value exceeding one-tenth of the Company's issued share capital. Share acquisitions may be effected by the Board of Directors only if the shareholders in general meeting have authorized the Board of Directors to effect such repurchases. Such authorization may apply for a maximum period of 18 months.

Shares held by the Company do not carry voting rights. Usufructuaries and pledgees of shares that are held by the Company are, however, not excluded from their voting rights in such cases where the right of usufruct or pledge was vested before the share was held by the Company.

The Shareholders' General Meeting of EADS held on May 10, 2001 authorized the Board of Directors, for a period of 18 months from the date of such meeting, to repurchase shares of the Company within the limit of 5% of the Company's issued share capital, on the stock exchange or otherwise in return for payment, at a price between the nominal value of the shares (Euro 1) and an amount equal to 110% of the price paid for the relevant shares on any stock exchange on the most recent day on which such stock exchange was open for trading before the day of the purchase by the Company. The Board of Directors resolved on July 12 and September 18, 2001 and requested the Chief Executive Officers to implement a plan for the Company to repurchase up to 10,500,000 of its own shares, representing 1.3% of the issued share capital of the Company. The *note d'information* relating to this share purchase programme was approved by the COB on September 18, 2001 under number 01-1136.

The Shareholders' General Meeting of EADS held on May 17, 2002 authorized the Board of Directors, for a period of 18 months from the date of such meeting, to repurchase shares of the Company within the limit of 5% of the Company's issued share capital, on the stock exchange or otherwise in return for payment, at a price between the nominal value of the shares (Euro 1) and an amount equal to 110% of the price paid for the relevant shares on any stock exchange on the most recent day on which such stock exchange was open for trading before the day of the purchase by the Company. The Board of Directors resolved on August 9 and October 11, 2002 and requested the Chief Executive Officers to implement a plan for the Company to repurchase up to a maximum of 10,100,000 of its own shares, representing 1.24% of the issued share capital of the Company.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 6, 2003 in order to supersede and replace the above authorization and authorize the Board of Directors, for a new period of 18 months as from the date of such meeting, to repurchase shares of the Company within the limit of 5% of the Company's issued share capital, on any stock exchange or otherwise in return for payment, at a price between the nominal value of the shares and an amount equal to 110% of the price at which the relevant shares were quoted on any stock exchange at close of business on the most recent day on which such stock exchange was open for trading before the day of the purchase by the Company. As of the date of this document, the Company had purchased 10,241,252 of its own shares.

3.3.7.2. *French Regulations*

As a result of its listing for trading on a regulated market in France, the Company is subject to the regulations summarized below.

Pursuant to *Règlement* No. 98-02 (as amended by *Règlement* No. 2000-06) of the COB, the purchase by a company of its own shares will, in principle, require the filing of a *note d'information* that has received the approval (or "*visa*") of the COB.

Under *Règlement* No. 90-04 (as amended by *Règlements* No. 98-03 and No. 2000-06) of the COB, as amended, a company may not trade in its own shares for the purpose of manipulating the market. *Règlement* No. 90-04 also defines the conditions for a company's trading in its own shares to be valid.

After making purchases of its own shares, a company is required to file monthly reports with the COB and the CMF that contain specified information about such purchases. The CMF makes this information publicly available(*).

3.3.7.3. *German Regulations*

As a foreign issuer, the Company is not subject to German rules on trading in its own shares, which only apply to German issuers.

3.3.7.4. *Spanish Regulations*

As a foreign issuer, the Company does not have to comply with the Spanish rules on trading in its own shares, which only apply to Spanish issuers.

However, according to the Conduct Rules under the Spanish Securities Act 24/1988 of July 28, 1988, the Company may not trade in its own shares for the purpose of manipulating the market.

3.4 Stock Exchange Information

The Company's issued share capital is divided into 811,198,500 shares currently listed under the symbol "EAD" on the Paris Stock Exchange, the Frankfurt Stock Exchange and the Spanish Stock Exchanges and included in the CAC 40 index as well as the MDAX index.

The following tables set forth, for the periods indicated, the average daily trading volumes and the high and low prices of EADS shares on the Paris, Frankfurt and Spanish Stock Exchanges.

(*) EADS also files these reports with the CNMV, the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and the AFM.

Paris Stock Exchange

	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2000						
July (from the 10th)	28,006,987	1,867,132	507,785,107	33,852,340	19.19	17.40
August	25,823,476	1,122,760	384,575,157	16,720,659	18.05	16.05
September	30,460,407	1,450,496	571,089,464	27,194,736	20.10	17.06
October	54,407,858	2,473,084	1,184,877,998	53,858,091	24.10	18.88
November	33,635,272	1,528,876	810,699,388	36,849,972	25.20	22.47
December	27,572,339	1,451,176	628,842,769	31,442,138	24.29	20.12
2001						
January	39,914,713	1,814,305	922,430,115	41,928,642	24.03	21.90
February	28,371,942	1,418,597	671,386,276	33,569,314	23.59	21.10
March	40,195,234	1,827,056	808,266,895	36,739,404	23.56	18.20
April	23,042,758	1,212,777	466,130,786	24,533,199	21.50	19.22
May	30,810,517	1,400,478	680,973,860	30,953,357	24.00	19.50
June	36,622,362	1,831,118	847,614,750	42,380,738	25.07	20.67
July	23,998,212	1,090,828	531,019,150	24,137,234	23.50	21.02
August	29,135,094	1,266,743	602,364,447	26,189,759	23.60	18.64
September	55,227,242	2,761,362	724,387,025	36,219,351	19.94	9.14
October	49,407,887	2,148,169	592,687,519	25,769,023	13.65	9.90
November	40,347,151	1,833,961	550,247,341	25,011,243	14.57	12.00
December	19,755,943	1,097,552	271,754,537	15,097,474	15.24	13.05
2002						
January	26,525,882	1,205,722	363,824,632	16,537,483	14.90	12.52
February	21,298,834	1,120,991	287,799,414	15,147,338	14.80	12.71
March	31,975,439	1,682,918	517,520,338	27,237,913	17.45	14.53
April	35,889,677	1,794,484	580,351,224	29,017,561	17.08	15.18
May	45,646,138	1,901,922	779,829,454	32,492,894	18.45	15.93
June	31,749,880	1,671,046	504,393,890	26,547,047	17.60	14.03
July	46,935,443	2,040,671	737,366,977	32,059,434	17.71	13.28
August	23,084,592	1,282,477	341,095,955	18,949,775	16.68	13.46
September	39,530,265	1,882,394	476,338,740	22,682,797	13.65	10.41
October	55,312,620	2,404,897	599,820,170	26,079,138	13.55	8.67
November	34,660,783	1,650,513	409,210,849	19,486,231	13.39	10.35
December	34,109,924	1,705,496	382,128,122	19,106,406	13.39	9.65
2003						
January	41,084,015	1,867,455	420,579,852	19,117,266	11.70	8.89
February	31,503,649	1,575,182	271,850,579	13,592,529	9.93	7.25
March	46,872,323	2,232,015	355,854,887	16,945,471	9.10	6.33

Source: Bloomberg Database

Frankfurt Stock Exchange

	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2000						
July (from the 10th)	10,021,156	626,322	126,313,029	7,894,564	19.00	17.20
August	2,296,984	99,869	39,539,352	1,719,102	18.30	16.00
September	2,667,145	127,007	47,534,427	2,263,544	20.02	17.05
October	2,116,370	96,199	40,178,886	1,913,280	24.05	19.00
November	1,100,523	50,024	25,983,694	1,181,077	25.90	22.50
December	646,677	34,036	15,011,258	750,563	24.30	20.06
2001						
January	623,484	28,340	13,824,417	628,383	23.90	21.80
February	519,634	25,982	11,758,970	587,948	23.52	21.21
March	558,229	25,374	12,349,913	561,360	23.50	18.50
April	262,503	13,816	5,292,404	278,548	21.70	19.20
May	491,162	22,326	10,860,045	493,638	23.97	19.70
June	817,372	38,922	18,911,714	900,558	25.20	20.61
July	958,870	46,664	21,167,451	1,029,124	23.45	20.57
August	753,104	39,034	15,668,232	822,343	23.50	18.60
September	2,039,979	102,970	25,656,940	1,301,782	19.97	9.20
October	1,217,290	52,926	14,786,737	642,902	13.80	10.00
November	861,507	39,159	11,688,046	531,275	14.70	10.90
December	626,512	36,854	8,653,911	509,054	15.10	13.00
2002						
January	687,609	31,255	9,416,004	428,000	14.81	12.50
February	484,884	24,244	6,523,078	326,154	14.30	12.70
March	852,539	42,627	13,770,868	688,543	17.48	13.90
April	910,722	45,536	14,479,100	723,955	17.50	15.15
May	551,598	22,983	9,466,389	394,433	18.45	16.00
June	409,279	21,541	6,464,362	340,230	17.46	14.10
July	501,338	21,797	7,710,529	335,240	17.62	13.50
August	223,696	12,428	3,294,759	183,042	16.60	13.30
September	486,634	23,173	5,788,128	275,625	13.80	10.50
October	718,288	31,230	7,759,130	337,353	13.37	8.80
November	510,315	24,301	6,035,121	287,387	13.28	10.41
December	561,626	28,081	6,268,283	313,414	13.31	9.78
2003						
January	629,888	28,631	6,440,735	292,761	11.80	8.80
February	543,124	27,156	4,680,095	234,005	9.98	7.27
March	1,746,387	83,161	14,362,272	683,918	9.38	6.30

Source: Bloomberg Database

Spanish Stock Exchanges

	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2000						
July (from the 10th)	18,203,064	1,137,692	330,862,873	20,678,930	19.10	17.00
August	1,733,497	75,369	30,022,590	1,305,330	18.39	16.01
September	4,016,475	191,261	75,331,737	3,587,226	20.07	17.02
October	4,868,795	221,309	99,463,587	4,736,361	24.00	18.50
November	1,293,184	58,781	29,653,441	1,347,884	25.10	22.10
December	655,922	34,522	13,991,513	777,306	24.50	20.20
2001						
January	447,403	20,337	9,939,805	451,809	23.99	21.77
February	415,608	20,780	9,173,076	458,654	23.52	21.14
March	446,407	20,291	9,742,541	442,843	23.50	18.01
April	182,638	9,613	3,543,739	186,513	21.90	19.13
May	243,750	11,080	5,423,419	246,519	23.90	19.70
June	302,249	14,393	6,988,672	332,794	24.98	20.80
July	132,517	6,024	2,927,541	133,070	23.32	21.10
August	342,359	16,124	7,060,800	320,945	23.50	18.90
September	791,965	39,598	10,074,145	503,707	20.00	9.20
October	694,478	30,195	8,212,669	357,073	13.60	10.00
November	554,396	25,200	7,547,151	343,052	14.53	12.11
December	368,870	21,698	5,067,135	298,067	14.45	13.11
2002						
January	560,834	25,492	7,608,542	345,843	14.85	12.57
February	326,840	17,202	4,429,110	233,111	14.76	12.77
March	598,644	31,508	9,678,288	509,384	17.40	14.30
April	353,915	17,696	5,733,831	286,692	17.05	15.18
May	517,966	21,582	8,935,214	372,301	18.25	16.05
June	341,322	17,964	5,467,806	287,779	17.63	14.20
July	277,767	12,077	4,400,045	191,306	17.66	13.53
August	173,359	9,631	2,532,757	140,709	16.55	13.50
September	249,687	11,890	3,053,515	145,405	13.98	10.55
October	613,348	26,667	6,672,879	290,125	13.45	8.82
November	781,926	37,235	9,124,295	434,490	13.36	10.45
December	486,758	24,338	5,430,877	271,544	13.33	9.75
2003						
January	904,400	41,109	9,267,742	421,261	11.62	8.90
February	623,576	31,179	5,271,716	263,586	9.90	7.28
March	1,175,515	55,977	9,026,197	429,819	9.02	6.41

Source: Bloomberg Database

3.5 Dividends

3.5.1 Dividends and Cash Distributions Paid since the Incorporation of the Company

A cash distribution was paid in respect of the years 2000 and 2001 for a gross amount of Euro 0.50 per share respectively on June 27, 2001 and June 28, 2002.

A resolution will be submitted to the shareholders' general meeting of EADS called for May 6, 2003 in order to approve the payment of a cash distribution in respect of the year 2002 for a gross amount of Euro 0.30 per share to be paid on June 12, 2003.

3.5.2 Dividend Policy of EADS

EADS' dividend policy will be established by the Company's Board of Directors and future payments of dividends, if any, are expected to depend in particular on EADS' results and its priorities for cash utilisation, as well as external factors such as the dividend policies of European and international companies in the same sector.

(See also "— 3.1.9 General Description of the Company — Allocation and Distribution of Income"). No assurance may be given that dividends will be declared for the years 2003 onwards.

At the time of its initial public offering, EADS announced its intention to distribute a dividend representing approximately 2% of its average market capitalisation for the year. The cash distribution in respect of 2002, proposed to the shareholders' general meeting, is in line with this policy, and reflects an average 2002 stock price of approximately Euro 14.

It also echoes the focus of EADS' Management on financial discipline at a time where drastic restructuring is being implemented in the Space Division, and where EADS' suppliers are being driven to undertake incremental cost saving initiatives.

3.5.3 Unclaimed Dividends

Pursuant to article 31 of the Articles of Association, the claim for payment of a dividend or other distribution approved by the general meeting shall lapse five years after the day on which such claim becomes due and payable. The claim for payment of interim dividends shall lapse five years after the day on which the claim for payment of the dividend against which the dividend could be distributed becomes due and payable.

3.5.4 Taxation

The statements below represent a broad analysis of the present Netherlands tax laws. The description is limited to the material tax implications for a holder of the Company's shares (the "**Shares**") who is not, or is not treated as, a resident of The Netherlands for Netherlands tax purposes (a "**Non-Resident Holder**"). The statements below do not address special rules that may apply to certain categories of holders of Shares and are not exhaustive. Certain categories of holders of the Company's shares may be subject to special rules which are not addressed below and which may be substantially different from the general rules described below. Investors who are in doubt as to their tax position in The Netherlands and in their state of residence should consult their professional advisors.

Withholding Tax on Dividends

In general, a dividend distributed by the Company in respect of Shares will be subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. Dividends include dividends in cash or in kind, deemed and constructive dividends, repayment of paid-in capital not recognized as capital for Netherlands dividend withholding tax purposes, and liquidation proceeds in excess of the average paid-in capital recognized as capital for Netherlands dividend withholding tax purposes. Stock dividends paid out of the Company's paid-in-share premium, recognized as capital for Netherlands dividend withholding tax purposes, will not be subject to this withholding tax.

A Non-Resident Holder of Shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax convention that is in effect between The Netherlands and the Non-Resident Holder's country of residence. The Netherlands has concluded such conventions with the United States, Canada, Switzerland, Japan, all European Union member states and other countries.

French, German, and Spanish Tax Treaties

Under the Convention between the Republic of France and the Kingdom of The Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, concluded March 16, 1973, the Convention between the Federal Republic of Germany and the Kingdom of The Netherlands for the Avoidance of Double Taxation with respect to Income and Capital and Various Other Taxes and for the Regulation of Other Questions relating to Taxation, concluded June 16, 1959 or the Convention between the Government of the State of Spain and the Government of the Kingdom of The Netherlands for the Avoidance of Double Taxation with respect to Taxes on Income and Capital, concluded June 16, 1971, dividends paid by the Company to a Non-Resident Holder that is a resident of France, Germany or Spain as defined in the respective Convention are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, provided that the dividends are not attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands.

Withholding Tax on Sale or Other Dispositions of Shares

Payments on the sale or other dispositions of Shares will not be subject to Netherlands withholding tax, unless the sale or other disposition is, or is deemed to be, made to the Company or a direct or indirect subsidiary of the

Company. A redemption or sale to a direct or indirect subsidiary of the Company will be treated as a dividend and will in principle be subject to the rules set forth in "Withholding Tax on Dividends" above.

Taxes on Income and Capital Gains

A Non-Resident Holder who receives dividends distributed by the Company on Shares or who realizes a gain from the sale or disposition of Shares, will not be subject to Netherlands taxation on income or capital gains unless:

(i) such income or gain is attributable to an enterprise or part thereof which is either effectively managed in The Netherlands or carried on through a permanent establishment (*vaste inrichting*) or permanent representative (*vaste vertegenwoordiger*) in The Netherlands; or

(ii) the Non-Resident Holder is not an individual and the Non-Resident Holder has, directly or indirectly, a substantial interest (*aanmerkelijk belang*) or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or

(iii) the Non-Resident Holder is an individual and the Non-Resident Holder has, directly or indirectly, a substantial interest (*aanmerkelijk belang*) in the Company or such income or gain otherwise qualifies as income from miscellaneous activities (*belastbaar resultaat uit overige werkzaamheden*) in The Netherlands as defined in the Dutch Income Tax Act 2001 (*Wet inkomstenbelasting 2001*).

Generally, a Non-Resident Holder of Shares will not have a substantial interest in the Company's share capital, unless the Non-Resident Holder, alone or together with certain related persons holds, jointly or severally and directly or indirectly, Shares in the Company, or a right to acquire Shares in the Company representing 5% or more of the Company's total issued and outstanding share capital or any class thereof. A deemed substantial interest exists if all or part of a substantial interest has been or is deemed to have been disposed of with application of a roll-over relief.

Gift or Inheritance Taxes

Netherlands gift or inheritance taxes will not be levied on the transfer of Shares by way of gift, or upon the death of a Non-Resident Holder, unless:

(i) the transfer is made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands; or

(ii) the Shares are attributable to an enterprise or part thereof that is carried on through a permanent establishment or a permanent representative in The Netherlands.

Value-Added Tax

No Netherlands value-added tax is imposed on dividends on the Shares or on the transfer of the Shares.

Other Taxes and Duties

There is no Dutch registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty other than court fees payable in The Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) with respect to the dividends relating to the Shares or on the transfer of the Shares.

Residence

A Non-Resident Holder will not become resident, or be deemed to be resident, in The Netherlands solely as a result of holding an ordinary share or of the execution, performance, delivery and/or enforcement of rights in respect of the ordinary shares.

82-34662

CHAPTER 4 — INFORMATION ON EADS ACTIVITIES

4.1 Presentation of the EADS Group

4.1.1 OVERVIEW

Except where stipulated otherwise, all the data provided below were prepared on the basis of information from the Company.

With consolidated revenues of Euro 29.9 billion in 2002, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2002, it generated approximately 80% of its total revenues in the civil sector and 20% in the military sector.

2002 HIGHLIGHTS

In 2002, EADS continued to pursue its strategic lines of development and the rebalancing of its business activities in favour of defence. The rebalancing is aimed at reducing the impact on EADS of business cycles in the civil aircraft market, as well as at reinforcing the successful dynamics of EADS' young portfolio of well-targeted products through sustained R&D efforts. The record order book of Euro 168.3 billion at the end of the year constitutes a considerable asset for EADS. It includes new orders for 120 A319s (EasyJet) and the Meteor and Taurus missiles. In addition, the Airbus A380 program, a source of long-term growth for sales and profitability, completed several stages in 2002, including groundbreaking on the final assembly plants in Toulouse and Hamburg and start-up on the production of key aircraft components. Ten new orders for the A380 in 2002, bringing the total order backlog to 95 aircraft, highlight the continued attractiveness of this product.

As was the case in 2001, the global climate of recession in 2002, as well as the continuing concerns over terrorism and the ongoing war in Iraq, had a considerable impact on air traffic, and consequently, on the health of EADS' airline customers. As a result, the share price of EADS closed the year down 25%, reflecting the continued uncertainty of the market regarding economic recovery.

Despite these economic pressures, EADS met its planned delivery goal of 300 aircraft at Airbus. It also achieved positive results in its Defence and Civil Systems division following significant integration and restructuring activities. Owing to active cash management policies implemented after September 2001 and to an increased focus on managing sales financing exposure, EADS ended the year with positive net cash of Euro 1.2 billion.

In 2002, EADS continued its strategy of consolidation, announcing its intention to purchase BAE SYSTEMS' 25% stake in Astrium, thereby gaining 100% ownership of the satellite manufacturer. See "7.1.4 Recent Developments — Astrium".

Since its inception, EADS has maintained the objective of creating value in the order of Euro 600 million annually, from 2004. Based on the results of value creation initiatives to date, Management believes that EADS remains on track to meet its 2004 objective.

STRATEGY

In order to maximise value for its shareholders, the Management of EADS (the "**Management**") intends to position EADS as a leading company in major global aerospace and defence markets. The following strategic thrusts have been defined:

- **Leverage EADS' broad group portfolio of products and services, thereby enabling cross-business synergies**

  By combining a wide range of products and expertise into high value-added, integrated systems, EADS will seek to maximise margins and to offer strongly differentiated solutions that are tailored to increasingly complex customer needs in both the civil and defence sectors. There is a growing demand for network enabled capabilities in areas such as navigation and air and ballistic missile defence (network-centric warfare). EADS, as the sole European group with both space and defence businesses, possesses a vital combination for technological superiority, and is therefore uniquely positioned to capitalise on these new demands. In the civil sector, EADS seeks to draw on its technological base to offer complex commercial systems such as air traffic management, obstacle warning systems for helicopters and secure telecommunication networks for security forces. Furthermore, a broad portfolio of products and services covering both the private and governmental sectors enables EADS to mitigate the effects of its cyclical commercial aviation business through growth in governmental business.

To further develop the breadth and stability of the overall portfolio, EADS aims to increase revenues from the defence sector to 30% of total revenues over the long term. The main drivers of growth in EADS' defence business are the new programmes such as the Eurofighter, the NH90 and Tiger helicopters, the Meteor and Aster missile programmes, the A400M military transport aircraft and the provision of secure telecommunications services by Paradigm Secure Communications ("**Paradigm**") using the Skynet 5 satellites. Management considers that future growth in the defence sector is dependent on a shift towards increased European cooperation in the management and procurement of defence and security technology. EADS is actively involved in promoting such an evolution in the European defence market. Additionally, given the size and growth of the U.S. defence procurement budget, EADS is focused on increasing its presence in the U.S. market.

- **Secure EADS' strong global position**

  EADS intends to further position itself as a global company with a highly visible domestic presence in all major aerospace and defence markets. While EADS already has a global presence in such markets as commercial aircraft through Airbus, helicopters through Eurocopter, missiles through MBDA and commercial satellites through Astrium, it is seeking to capitalise on its existing line of products to meet the global demand for defence-related products such as military helicopters, combat and transport aircraft, defence electronics systems and secure communications.

  In Europe, EADS' main challenge is to make the most efficient use of its customers' defence budgets. The Company aims to harmonise procurement and to participate in research and technology efforts to narrow the capability gap between the U.S. and Europe.

  EADS will continue to pursue opportunities to establish local footholds in key export markets. The Company intends to make use of its established reputation as a technology leader and its growing credibility as a systems integrator to penetrate such markets.

  With the appointment of Mr. Ralph Crosby as chief executive officer of EADS North America and as a member of EADS' executive committee in 2002, EADS underscored its commitment to the U.S. market. It also continued to expand its overall footprint in the U.S., with the opening of an Airbus design centre in Kansas and plans for a Eurocopter facility in Mississippi. The selection in 2002 of Integrated Coast Guard Systems, to which EADS is a major supplier, for the U.S. Coast Guard's Deepwater program demonstrates the effective capabilities EADS can provide to U.S. government customers in the defence and homeland security sector.

  EADS' strengths in technology and market reach have also enabled the Company to develop strategic partnerships with the principal actors in the U.S. aerospace and defence market. Opportunities in ballistic missile defence, mission aircraft and intelligence, surveillance and reconnaissance ("**ISR**") systems, approached jointly with such partners as Boeing, Lockheed Martin, Northrop Grumman and Raytheon, provide attractive avenues for growth.

  EADS also intends to strengthen its position as a defence prime contractor in the U.K., the country with Europe's largest and fastest-growing defence procurement budget. To this end, EADS is involved in key projects such as Paradigm/Skynet 5, the future strategic tanker aircraft ("**FSTA**") and ground-based air defence ("**GBAD**"). While EADS already has approximately 12,000 employees in the U.K., it is exploring opportunities to increase its local presence through acquisitions and strategic partnerships in the defence sector.

  In Russia, EADS intends to participate actively in ongoing industrial restructuring through cooperation with local partners and through the consolidation of its existing operations. Current projects include the Airbus design centre operated in partnership with Kaskol and the Corporate Research Centre RTO located in Moscow.

Organization of EADS Businesses

EADS businesses fall under five divisions: (1) Airbus, (2) Military Transport Aircraft, (3) Aeronautics (other than Airbus and Military Transport Aircraft), (4) Defence and Civil Systems and (5) Space. The chart at paragraph 3.3.6 illustrates the allocation of activities among these five divisions.

Airbus

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Since it was founded in 1970 up to the end of 2002, Airbus has received 4,557 orders for aircraft from 182 customers worldwide. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 44% in 2002. At December 31, 2002, its backlog of orders (1,505 aircraft) stood at 57% of total worldwide backlog, representing a larger share but a decrease in volume from December 31, 2001. After accounting for cancellations, net order intake for 2002 was 233 aircraft. In 2002, the Airbus division of EADS earned revenues of Euro 19.5 billion, representing 63% of EADS total revenues. See "— 4.1.2 Airbus".

Military Transport Aircraft

The Military Transport Aircraft Division (the "**MTA Division**") manufactures and sells light and medium military transport aircraft and is responsible for the development of the European heavy military transport A400M project. In addition, the MTA Division produces and sells mission aircraft, which are derived from existing platforms and dedicated to specialised military tasks such as maritime surveillance or antisubmarine warfare. The MTA Division also designs and manufactures aerostructure elements. The MTA Division earned consolidated revenues of Euro 524 million accounting for 2% of EADS' total revenues for 2002. Management expects that the A400M project will be launched in 2003, contributing to significant future revenue growth. See "— 4.1.3 Military Transport Aircraft".

Aeronautics

The Aeronautics Division groups together a number of civil and military aviation-related businesses, including helicopters, combat aircraft, regional and general aviation aircraft and aircraft conversion and maintenance. The Aeronautics Division is also involved in the manufacturing of aerostructures for Airbus. Management views the mix of young and mature civil and military programmes and services as an effective means of assuring consistent positive results in markets subject to cyclical or fluctuating demand. For 2002, the Aeronautics Division earned consolidated revenues of Euro 5.3 billion representing 17% of EADS' total revenues. See "— 4.1.4 Aeronautics".

Defence and Civil Systems

The Defence and Civil Systems Division (the "**DCS Division**") is active in the field of integrated systems including missile systems, defence electronics, telecommunications and services. Based on 2002 revenues, EADS' subsidiary MBDA is the largest manufacturer of tactical missile systems in Europe and the second largest in the world. EADS is the third largest supplier of defence electronics in Europe and plays a significant role in the secure and encrypted telecommunications market. On a consolidated basis, the DCS Division earned revenues of Euro 3.3 billion for 2002, representing 11% of EADS' total revenues. See "— 4.1.5 Defence and Civil Systems".

Space

EADS is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures and launchers. The EADS Space Division designs, develops and manufactures satellites, orbital infrastructures and launchers largely through its subsidiaries Astrium and EADS Launch Vehicles ("**EADS LV**") and its CASA Espacio operations. EADS also provides launch services, through its shareholdings in Arianespace, Starsem and Eurockot, as well as services related to telecommunications and earth observation satellites, through participation in dedicated joint ventures. For the defence sector, EADS is also active in the fields of optronics and space equipment (e.g. earth and star sensors) through its subsidiary SODERN and in the field of laser technologies through its subsidiary CILAS. For 2002, the consolidated revenues of the Space Division amounted to Euro 2.2 billion, or 7% of EADS' total consolidated revenues. See "— 4.1.6 Space".

Investment

Among its significant investments, EADS holds a 45.94% stake in Dassault Aviation, a major participant in the world market for military jet aircraft and business jets. See "— 4.1.7 Investments".

Summary Financial and Operating Data

The following tables provide summary financial and operating data for EADS for the years ended December 31, 2002 and December 31, 2001.

Consolidated Revenues for the Years Ended December 31, 2002 and 2001 by Division

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Amount in billions of Euro	Percentage[1]	Amount in billions of Euro	Percentage[1]
Airbus	19.5	63	20.5	64
Military Transport Aircraft	0.5	2	0.5	2
Aeronautics	5.3	17	5.1	16
Defence and Civil Systems	3.3	11	3.3	10
Space	2.2	7	2.4	8
Total Divisional Revenues	30.8	100	31.8	100
Headquarters/Eliminations[2]	(0.9)		(1.1)	
Total Consolidated Revenues	29.9		30.8	

(1) *Percentage of total divisional revenues before headquarters/eliminations.*

(2) Includes inter alia intercompany eliminations and headquarters sales.

Consolidated Revenues by Geographical Area for the Years Ended December 31, 2002 and 2001 by Geographical Area

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Amount in billions of Euro	Percentage[1]	Amount in billions of Euro	Percentage[1]
Europe	14.4	48	13.9	45
North America	10.6	35	10.4	34
Asia/Pacific	3.2	11	3.1	10
Rest of the World	1.7	6	3.4	11
Total	29.9	100	30.8	100

(1) Percentage of total revenues after eliminations.

Consolidated Orders for the Years Ended December 31, 2002 and 2001

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Amount in billions of Euro	Percentage[3]	Amount in billions of Euro	Percentage[3]
Orders booked:[1]				
Airbus[2]	19.7	62	50.3	82
Military Transport Aircraft	0.4	1	1.0	2
Aeronautics	5.1	16	5.3	9
Defence and Civil Systems	4.4	14	3.1	5
Space	2.1	7	1.3	2
Total Divisional Orders	31.7	100	61	100
Headquarters/Eliminations[2]	(0.8)		(0.8)	
Total	30.9		60.2	

(1) Without options.

(2) Based on catalogue prices.

(3) Before headquarters/eliminations.

Consolidated Backlog for the Years Ended December 31, 2002 and 2001

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Amount in billions of Euro	Percentage[3]	Amount in billions of Euro	Percentage[3]
Backlog:[1]				
Airbus[2]	141	84	156.1	85
Military Transport Aircraft	0.6	0	1.3	1
Aeronautics	13.5	8	13.7	7
Defence and Civil Systems	10.1	6	9.1	5
Space	3.9	2	3.8	2
Total Divisional Backlog	169.1	100	184	100
Headquarters/Eliminations[2]	(0.8)		(0.7)	
Total	168.3		183.3	

(1) Without options.

(2) Based on catalogue prices.

(3) Before headquarters/eliminations.

Relationship Between EADS N.V. and the EADS Group

EADS N.V. itself does not engage in the core aerospace, defence or space business of its group but coordinates related businesses, sets and controls objectives and approves major decisions for its group. As the parent company, EADS N.V. conducts activities which are essential to the group activities and which are an integral part of the overall management of the group. In particular, finance activities pursued by EADS N.V. are in support of the business activities and strategy of the EADS group. In connection therewith, EADS N.V. provides or procures the provision of services to the subsidiaries of the EADS group. General management service agreements have been put in place with the subsidiaries and services are invoiced on a cost plus basis.

For management purposes, EADS N.V. acts through its Board of Directors, Executive Committee, and Chief Executive Officers in accordance with its corporate rules and procedures detailed in Chapter 6.

Within the framework defined by EADS, each Division, Business Unit, and subsidiary is vested with full entrepreneurial responsibility.

To the best knowledge of Management, there are no pledges over any of the assets of EADS N.V. As a group of companies with consolidated revenues in 2002 of Euro 29.9 billion, EADS' subsidiaries have granted numerous pledges and other sureties of their assets in connection with their operations.

4.1.2 AIRBUS

Introduction and Overview

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 44% in 2002. At December 31, 2002, its backlog of orders (1,505 aircraft) stood at 57% of total worldwide backlog, representing a larger share but a decrease in volume from December 31, 2001. After accounting for cancellations, net order intake for 2002 was 233 aircraft. In 2002, the Airbus division of EADS earned revenues of Euro 19.5 billion, representing 63% of EADS total revenues.

Based on anticipated deliveries in 2003, Airbus expects to become the largest supplier of commercial aircraft in the world, surpassing its rival Boeing for the first time. Since its formation in 1970 until December 31, 2002, Airbus has received orders for 4,557 aircraft from 182 customers around the world.

Several factors have contributed to the success of Airbus: its portfolio of modern aircraft, its consistent technological innovation, its stable pool of highly skilled employees and its concept of aircraft "families" that offer customers cost savings in crew training, maintenance and supply for their fleets of different sized Airbus aircraft. In addition, Management believes that the international composition of Airbus represents a competitive advantage in the global marketplace.

The Airbus group is jointly owned by EADS (80%) and BAE SYSTEMS (20%); the Head of EADS' Airbus Division acts as Airbus' President and Chief Executive Officer, echoing EADS' effective management control over its operations.

Strategy

The paramount strategic goal of Airbus is to deliver first-rate economic returns in a sustainable manner by continuing to develop a superior family of products and commanding half of the world commercial aircraft market over the long term. To achieve this end, Airbus is actively:

- **Completing the most comprehensive line of products targeted to customer needs**

  This entails (i) a major effort to develop, test, manufacture and deliver the A380 within budget by early 2006, (ii) the gradual extension of relevant freighter applications across the range of Airbus aircraft, and (iii) the continuous maintenance of existing models' competitive edge in their respective markets.

- **Focusing on key geographic markets**

  Airbus is seeking to penetrate certain key markets such as Japan, China and Russia, and to consolidate its position in the difficult U.S. airline market.

- **Expanding its offering of services to customers**

  Expansion of its offering of customer services will enable Airbus to remain at the forefront of its industry by (i) designing answers to customers' evolving needs, and (ii) ensuring optimal Airbus placement along the industry's value chain.

- **Perfecting its industrial operations**

  Management is focused on capturing the benefits of integration, to enhance its response to changes in volume and mix, and to carry out A380 related investments with a strong focus on flexibility and efficiency.

Market

Cyclicality and Market Drivers

The main factors affecting demand in the aircraft market include passenger demand for air travel, national and international regulation (and deregulation), and the rate of replacement and obsolescence of existing fleets. The performance, competitive posture and strategy of airlines, cargo operators and leasing companies, wars, political unrest and extraordinary events may act as a catalyst, precipitate changes in demand and lead to short term market imbalances.

2002 Airline Market Highlights. The market downturn, which started in 2001, driven by weakening world economies and exacerbated by the terrorist attacks on September 11, 2001, continues to be the focus of the industry. Passenger demand in 2002 remained slack as compared to pre-downturn traffic (the year 2000), with U.S. domestic, trans-Atlantic and trans-Pacific traffic flows particularly negatively affected. Overall, Asia fared better in 2002, with actual passenger traffic and capacity recovering and exceeding 2000 levels. As well as overall demand decreasing as a result of the factors mentioned above, the volume of higher yield business passengers decreased at the same time such passengers became more price sensitive. As an example, first and business class fares in the U.S. during 2002 were down 9.7% as compared to 2001 as reported by the Air Transport Association. The resulting drop in yields combined with higher costs, primarily higher labour costs over recent years, to produce the financial difficulties for airlines seen in 2002.

By contrast, no-frills/low-cost carriers have emerged as a significant sector within the total market. They have developed in the U.S. and Europe by following a business model that leverages the benefits of minimising costs while stimulating demand by offering low fares to and from short and medium range, often under-served, destinations. This business model, which proved to be particularly successful in the U.S. following market deregulation, is now being adopted by a growing number of airlines in Europe, resulting in increased demand and increasing market share for low-cost carriers. Airbus' family of modern single aisle aircraft based on the A320 is well positioned to provide the operating cost base and flexibility demanded by this segment of the market. Airbus already has a strong presence in the U.S. no-frills/low-cost market with JetBlue, America West and Frontier. The 2002 order by EasyJet (which previously had relied on other manufacturers) for 120 A319 single aisle aircraft demonstrates Airbus' ability to serve the European no-frills/low-cost market as well.

The impact of the market downturn differs depending upon the airline business model, travel segment, and geography. In 2002, many aircraft operators continued to adapt and remove excess capacity from markets by eliminating routes, reducing schedules and withdrawing older and less efficient aircraft. One outcome of such activity has been that the stored fleet of aircraft increased by 60% to approximately 2,000 aircraft in 2002, many of which are older, less efficient and more expensive to maintain and operate than today's modern generation of aircraft. A large percentage of these older-generation aircraft are not expected to return to revenue-generating service; rather, they are expected to be replaced by newer types such as those in the Airbus product line. By constraining excess capacity, airlines also maximise load factors, which contributes to overall cost reduction efforts. Such cost reduction by the airlines has been a core part of their strategies during the current downturn, especially as additional costs arising from newly imposed security requirements as well as from higher fuel prices (at the end of 2002), added to the airlines' financial burden. The continuing financial hardship for the airlines, particularly in the U.S. and in those other markets worst affected by the downturn throughout 2002, resulted in some airline bankruptcies and prompted negotiations with aircraft manufacturers to cancel or postpone certain contracted deliveries. While this initially led to a downward revision of expected deliveries by Airbus and Boeing for 2002, Airbus surpassed its stated 2002 aircraft delivery target of 300 aircraft with recorded deliveries of 303 aircraft by year end.

Overall Growth. The market for passenger jetliners depends primarily on the demand for air travel, which is itself primarily driven by economic or GDP growth, fare levels and demographic growth. Measured in revenue passenger kilometres, air travel increased every year from 1967 to 2000, except for 1991 due to the Gulf War, resulting in an average annual growth rate of 7.9% for the period. In 2002, Airbus projected that air travel would grow at 4.7% per annum during the period 2000-2020, which although slightly lower, is consistent with similar studies provided by Boeing.

Cyclicality. Although those in the industry feel that long-term growth in air travel is secure, the market for aircraft has proven to be cyclical, due to the volatility of airline profitability and cycles of the world economy. When cyclical downturns have occurred in the past, aircraft manufacturers have typically experienced decreases in aircraft orders and lower deliveries followed by a period of sustained order and delivery activity. After the last downturn at the time of the Gulf War in 1991, this period of reduced orders and deliveries was followed by six years of strong activity, including the year 2000, which saw an industry record for new passenger jet aircraft orders. Despite the current business cycle, Airbus deliveries have been stable or have grown since 1994 due to its increasing customer base, market share and expanding product portfolio.

Management believes that it will be able to mitigate the impact of the current downturn by effective management, including outsourcing decisions. See "— Production — Adaptability to Changes in Demand". In previous downturns, despite the decline in the aggregate market for aircraft, Airbus was able to capture a larger share of the reduced market, thereby cushioning the impact on its operations. Furthermore, a decrease in orders and backlog need not imply a reduction in immediate deliveries of the same magnitude.

Regulation/Deregulation. National and international regulation (and deregulation) of international air services and major domestic air travel markets affect demand for passenger jetliners. In 1978, the United States undertook the deregulation of its domestic air transportation system. Other regions have followed this model, notably Europe since 1985.

The Federal Aviation Authority ("**FAA**") Stage 3 anti-noise regulations requiring operators to replace many older aircraft by the end of 1999 also had an impact on demand, resulting in a significant increase in North American orders in the years leading up to and following implementation of the regulations.

Airline Network Development: Hubs. As a consequence of deregulation policies, major airlines are constantly adapting their fleet, network and commercial strategies. This adaptation is possible because of the availability of new aircraft capable of meeting customer requirements in terms of cost and performance. In response to the price demands of passengers and competition of new no frills/low cost carriers, major airlines have organised their operations around strategically located "hub" airports enabling them to link more cities at lower fares. This affects demand as hubs permit fleet standardisation around both smaller aircraft types for the short, thin and high frequency routes feeding the hubs (between hubs and spokes) and larger aircraft for longer and higher density routes between hubs (hub-to-hub). As a result, worldwide deregulation has contributed to the diversification of airline strategies, which in itself has resulted in airlines requiring a wider range of aircraft to implement such strategies.

Fragmentation. The term "fragmentation" describes markets in which point-to-point services replace or take a share of traditional hub and spoke/connection traffic. Fragmentation of this type has primarily occurred on short and medium range domestic U.S. routes, in response to competition and as a means for airlines to differentiate their services from one another.

The trend towards fragmentation on long and very long haul routes, driven by the development of new routes between secondary cities, will be facilitated by the availability of more modern, efficient aircraft. In the trans-Atlantic market, the development of new non-stop services between secondary cities is expected to drive demand for intermediate wide body aircraft such as the A330. The concentration of many Asian country populations into fewer large cities translates into reduced but still significant demand for new routes connecting secondary cities in the Pacific market.

Airbus has recognised and responded to this trend towards fragmentation through the development of the very long range A340-500/600 aircraft. These aircraft provide increased operational profitability not only in markets where demand for point-to-point service already exists, but also in markets that were not previously serviceable by older types of aircraft due to range/cost limitations.

In recent years, the growth of total number of new routes has slowed — since 1996, the number of new routes operated worldwide has decreased at a rate of 0.1% annually. This suggests that the trend towards fragmentation has slowed as well. The decrease in overall new routes does not reflect the absence of new route development — 13% of routes operated in 2002 were "new". However, 14% of the routes operated in 2001 were cancelled in 2002.

Alliances. The development of world airline alliances is reinforcing these strategies. According to data from Airclaims, a U.K.-based aviation industry consultancy, half of the world's jetliner fleet of over 100 seats was operated by 22 airlines as of December 2002. In the 1990s, the major airlines began to enter into alliances that give each alliance member access to the other alliance members' hubs and routings, allowing airlines to concentrate their hub investments while extending their product offering.

Governmental Funding. A 1992 bilateral agreement between the European Union and the United States provides for ceilings on reimbursable launch investments (typically used by European governments) of 33% of the total development costs of new large civil aircraft programmes. It also sets a ceiling at 3% of industry revenues for indirect support in relation to the development or production of large civil aircraft (typically the Department of Defence and NASA mechanisms used in the United States). This bilateral agreement has provided a level playing field for government support and reflects the needs of both Europe and the United States.

Market Structure and Competition

Market Segments. Currently, Airbus competes in each of the three principal market segments. "Single aisle" aircraft, such as the A320 Family, have 100-210 seats in two rows divided by one aisle and are used principally for short-range and medium-range routes. "Twin aisle" or "wide body" aircraft, such as the A300/A310 and A330/A340 Families, have a wider fuselage with more than 210 seats in three rows divided by two aisles. They are used, in the case of the A300/A310 Family, on short range and medium-range routes, and in the case of the A330/A340 Family, on long-range routes. "Very large aircraft", such as the A380 Family, are designed to carry more than 400 passengers non-stop over very long-range routes and in superior comfort. Freight aircraft, which form a fourth, related segment, are often converted ex-passenger aircraft. See "— 4.1.4 Aeronautics — Aircraft Conversion and Technical Services." In addition, the A300-600F has been a successful all-new freight aircraft with increasing popularity among major express courier providers and airlines, such as Federal Express, UPS and Cathay

Pacific. Airbus also competes in the corporate, VIP business jet market with the A319-related Corporate Jetliner, which has proved popular as a corporate shuttle and in government/VIP roles.

According to a study conducted by Airbus, of a total of 13,090 aircraft with more than 70 seats in service during December 2002, 73% were single aisle aircraft, while 27% were twin aisle aircraft. The table below shows the distribution of aircraft and percentage of single aisle and twin aisle aircraft by region at the end of 2002.

	Aircraft		Configuration Percentage of	
	Number of Aircraft in Service	Percentage	Single aisle	Twin aisle
North America	5,469	42	79	21
Europe	3,368	26	75	25
Asia-Pacific	2,422	18	52	48
Africa and Middle East	927	7	61	39
South America	904	7	88	12
Total	13,090	100	73	27

Source: Airbus

The high proportion of single aisle aircraft in both North America and Europe reflects the predominance of domestic short-range and medium-range flights, particularly in North America due to the development of hubs following deregulation. In comparison with North America and Europe, the Asia-Pacific region uses a greater proportion of twin aisle aircraft, as populations tend to be more concentrated in fewer large urban centres than in the U.S. This distinction is compounded by the fact that many of the region's major airports limit the number of flights either due to environmental concerns or to infrastructure constraints limiting the ability to further increase flight frequency. These constraints necessitate higher average aircraft seating capacity per flight.

According to manufacturers' published figures, a total of 684 new aircraft with more than 100 seats were delivered in 2002. Of these aircraft, 74% were single aisle, while 26% were twin aisle aircraft. The table below shows the number of aircraft delivered by region during 2002 and 2001.

	2002		2001	
Region	Number of Aircraft delivered in region	Percentage of total market of aircraft delivered	Number of Aircraft delivered in region	Percentage of total market of aircraft delivered
North America	212	31	374	44
Europe	121	18	153	18
Asia-Pacific	109	16	80	9
Africa and Middle-East	25	3.5	26	3
South America	25	3.5	30	4
Leasing companies	192	28	189	22
Total	684	100	852	100

Source: Airbus

Sales to leasing companies constitute a separate market sector accounting for approximately 28% of aircraft deliveries in 2002, since leased aircraft are frequently operated in a different region from that of the leasing company's home jurisdiction. In 2002, 21% of aircraft purchased by leasing companies were placed with U.S. airlines and 48% were placed with European airlines. As at December 31, 2002, 84% of orders held by leasing companies for scheduled delivery in 2003 have been placed with end customers.

Competition. Airbus has been operating in a duopoly since Lockheed's withdrawal from the market in 1986 and Boeing's acquisition of McDonnell Douglas in 1997. As a result, the market for passenger aircraft of more than 100 seats is now effectively divided between Airbus and Boeing. According to manufacturers' published figures, in 2002 Airbus and Boeing, respectively, accounted for 44% and 56% of total deliveries, 54% and 46% of total gross orders, and 57% and 43% of the total year-end backlog.

The significant barriers to entry into the market for passenger aircraft of more than 100 seats make it unlikely that a newcomer will be able to compete effectively with either of the established suppliers in the foreseeable future.

Customers

As of December 31, 2002, Airbus had approximately 182 customers, 3,127 Airbus aircraft had been delivered to operators worldwide since the creation of Airbus, and 1,505 aircraft were on order. The table below shows Airbus most significant gross firm orders for the year 2002.

Date of Order	Customer	Firm Orders[1]
April	China Eastern	20
May	Swiss	13
May	South African	41
June	Iberia	3
July	FedEx	10
August	ILFC	11
September	Air New Zealand	5
October	Lufthansa	10
November	KLM	6
December	EasyJet	120

(1) Options are not included in orders booked or year-end backlog.

Source: Airbus

Organisation of Airbus

Integration of the Airbus Activities

On July 11, 2001, EADS and BAE SYSTEMS placed their Airbus-related design, engineering, manufacturing and production activities located in France, Germany, Spain and the United Kingdom, and all their membership rights in GIE Airbus Industrie under the common control of Airbus S.A.S., and under the day-to-day control of a single management team. Airbus' management team is also responsible for marketing and customer support. The rationale was that the Airbus business, having outgrown the consortium *groupement d'intérêt économique* ("**GIE**") structure — which was well adapted to pooling skills and resources in order to gain market position — needed a new corporate organisation that would centralise management control over every aspect of the business.

EADS has an 80% interest in Airbus S.A.S., and has effective management control over its operations, while BAE SYSTEMS, sharing the remaining 20%, enjoys specific minority rights. Certain strategic decisions, such as acquisitions and divestitures valued at more than U.S. $500 million, approval of the three-year Business Plan (but not the annual budgets or the launch of new programmes) as well as certain actions which would dilute the ownership interest of BAE SYSTEMS in Airbus S.A.S., require unanimous agreement.

BAE SYSTEMS has been granted an option to sell its Airbus S.A.S. shares at market value to EADS, either for cash consideration or in exchange for EADS shares, as determined by EADS. However, BAE SYSTEMS may elect to receive cash where the issue of EADS shares would require prior burdensome regulatory authorisations impacting significantly the allocation of the EADS shares. During the initial three-year period, this put option can only be exercised in the event that BAE SYSTEMS disagrees with certain strategic decisions; thereafter, it is exercisable without cause. EADS benefits from a call option at market value on the Airbus S.A.S. shares in case of a change of control of BAE SYSTEMS in certain circumstances. Likewise, under certain circumstances, BAE SYSTEMS can require EADS to purchase its Airbus S.A.S. shares at market value in the event of a change in control of BAE SYSTEMS or EADS.

Beginning with the 2003 financial year, BAE SYSTEMS will be entitled to receive enhanced dividends, subject to deliveries of A340-500/600 aircraft exceeding an agreed target rate. The enhanced dividends, which will be indexed to Airbus future growth, could represent a non-indexed value from zero up to a cap of Euro 237.5 million (based on current economic conditions) over the following ten years.

Shareholder and strategic matters relating to Airbus S.A.S. are decided by a Shareholder Committee, to which EADS has appointed five members and BAE SYSTEMS two members. Mr. Rainer Hertrich, CEO of EADS, is the chairman of the Shareholder Committee. Mr. Noël Forgeard, as President and CEO of Airbus S.A.S., is responsible for the operational management of the Airbus business, together with the Executive Committee, consisting of himself and up to nine other members, two of which are members proposed by BAE SYSTEMS, all of them agreed by the President and CEO of Airbus S.A.S. and appointed by the Shareholder Committee.

82-34662

As a consequence of its majority interest in Airbus S.A.S. and of the control provided by the shareholders agreement related to Airbus S.A.S., EADS consolidates 100% of the newly integrated group in its financial statements as from January 1, 2001.

Products and Services

Technological Breakthroughs

Technological innovation has been at the core of Airbus' strategy since its creation. Many of the innovations that provided a distinct competitive advantage have subsequently become standard in the aircraft industry.

- A300 — The A300 was the world's first twin-engine twin aisle commercial aircraft. This feature gave it a distinctive advantage in terms of fuel burn and maintenance costs over its three-engine and four-engine competitors for the short and medium range. The A300 B4, a derivative of the original A300, was the first twin aisle commercial aircraft certified for a two-member flight crew, resulting in lower operational costs as compared to three-member crew operated aircraft which was the industry standard at the time.

- A310 — The A310, brought to the market in 1983, featured the first digitally imaged cockpit displays, using cathode ray tubes as opposed to the traditional mechanical display. This made it possible to provide the pilot with improved flight and navigation displays and unique centralised, easy access aircraft monitoring. The implementation of automated systems and the integration of Digital Flight Guidance both helped to further improve safety levels.

  New efficient aerodynamic concepts were also introduced, such as a supercritical airfoil and the high aspect-ratio transonic wing, which brought a significant improvement in fuel burn. Carbon fibre reinforced composite materials were introduced for major structures such as the vertical fin and rudder, with significant weight savings as compared to aluminium, resulting in increased payload capability. The installation of a trim tank in the horizontal stabiliser increased operators' savings significantly by optimising aircraft conditions in flight.

- A320 — Airbus was the first to introduce digital fly-by-wire controls with the A320 in 1988, introducing pilot commands through a side stick controller instead of the traditional control column. Flight-control computers translate these commands into electrical signals for the moving surface actuators and, at the same time, can prevent the aircraft going beyond the prescribed safe flight envelope. Compared to the traditional mechanical flight controls, this brought increased manoeuvrability, simplified operations through digital link-up with the autopilot system and weight reduction. The fly-by-wire concept is now featured on all A320 Family aircraft as well as the A330/A340 Family. Airbus' U.S. competitors did not introduce fly-by-wire controls for civil aircraft until later. Composite materials are also used extensively in the A320, in particular for the horizontal tail plane.

- A330/A340 — Four models of this twin aisle family feature wing commonality for two and four-engine variants of an otherwise similar airframe — a unique concept that permits each model to be optimised around different market requirements. The ultra-long-range A340 -500/-600 feature a larger wing and introduce further breakthroughs in the use of weight saving composite materials for a large primary structure (the 15m-long keel beam and rear cabin pressure bulkhead).

- A380 — The very large aircraft will bring further development of advanced technologies and allow for their broader application. Approximately 25% of the aircraft structure is to be manufactured using carbon composites and advanced metallic hybrid materials, while innovative manufacturing techniques such as laser beam welding will eliminate fasteners, reduce weight and provide enhanced fatigue tolerance.

The Family Concept — Commonality across the Fleet

Airbus' four aircraft families promote fleet commonality. This philosophy takes a central aircraft and tailors it to create derivatives to meet the needs of specific market segments. This approach means that all new-generation Airbus aircraft (i.e., excluding A300/310) share the same cockpit design, fly-by-wire controls and handling characteristics. Pilots can transfer among any aircraft within the Airbus family with minimal additional training. Cross-crew qualification ("**CCQ**") across families of aircraft provides airlines with significant operational flexibility.

This commonality philosophy to reduce development costs and also permits aircraft operators to realise significant cost savings in crew training, spare parts, maintenance and aircraft scheduling.

The extent of cockpit commonality within and across families of aircraft is a unique feature of Airbus that, in Management's opinion, constitutes a sustainable competitive advantage.

Short- and medium-range single aisle aircraft: the A320 Family

Airbus' family of single aisle aircraft, based on the A320 (which entered service in 1988 following a development programme launched in 1984), includes the A318, A319 and A321 derivatives, as well as the A319-based Airbus Corporate Jetliner, a business jet derivative, which Airbus launched in June 1997.

At 3.96 metres, the A320 Family has the widest fuselage cross-section of any competing single aisle aircraft. This provides a roomy passenger cabin, a high comfort level and a more capacious underfloor cargo volume than its competitors. The A320 Family incorporates digital fly-by-wire controls, an ergonomic cockpit and a lightweight carbon fibre composite horizontal stabiliser, derived from the A310-300. The A320 Family's competitors are the Boeing 737, 757 and 717 aircraft.

The A318. The A318 aircraft is a shortened version of the A319, designed to satisfy demand for aircraft in the 100 to 120-seat range. The first flight of the A318 took place on January 12, 2002 and it is due to be delivered in July of 2003.

Single Aisle Technical Features

Model	Entry into service	Passenger capacity[1]	Maximum range (km)	Length (meters)	Wingspan (meters)
A318	2003[2]	107	6,000	31.4	34.1
A319	1996	124	6,800	33.8	34.1
A320	1988	150	5,550	37.6	34.1
A321	1994	185	5,550	44.5	34.1

(1) Two-class layout.

(2) Planned date.

Source: Airbus

As of December 31, 2002, Airbus had received 2,958 orders for A318, A319, A320 and A321 aircraft and had delivered 1,876 A319, A320 and A321 aircraft.

Short- and medium-range twin aisle aircraft: the A300/A310

The A300/A310 aircraft were the initial models of the Airbus product line and are designed for short-and-medium range routes. The A300, which entered into service in 1974, was the world's first twin aisle, twin-engine aircraft. Its current version A300-600 is also available in freighter and convertible passenger-freighter configurations, in service with both Federal Express and UPS.

In 1988, Airbus introduced the extended-range A300-600R, which incorporated the lightweight carbon fibre composite horizontal stabiliser developed for the A310. The A310, which was based on the A300, entered into service in 1983, and introduced the first electronic cockpit in civil aviation history.

A300/A310 Technical Features

Model[1]	Entry into service	Passenger Capacity[2]	Maximum range (km)	Length (meters)	Wingspan (meters)
A300	1974	266	7,700	54.1	44.8
A310	1983	220	9,600	46.7	43.9

(1) All versions of A300/A310 including freighters.

(2) Two-class layout.

Source: Airbus

As of December 31, 2002, Airbus had received 843 orders for A300 and A310 aircraft and had delivered 772 A300 and A310 aircraft.

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Medium to ultra- long-range twin aisle aircraft: the A330/A340 Family

Airbus developed the twin-engine A330 and long-range four-engine A340 as a joint programme, using the same wing design for both aircraft and retaining the fuselage cross section of the existing A300/A310 to offer comprehensive and economic medium to ultra-long-range route coverage.

In 1997, Airbus began development of the ultra-long-range A340-500 and the high capacity A340-600 derivatives. The A340-500 is intended to offer more point-to-point routings over extremely long ranges. It is designed to allow non-stop flights such as Los Angeles — Singapore or Chicago — Auckland. The A340-600 made its first flight in April 2001 and deliveries began in July 2002.

The competitors of this family are the Boeing 767, 777 and 747 aircraft.

A330/A340 Technical Features

Model	Entry into service	Passenger capacity[1]	Maximum range (km)	Length (meters)	Wingspan (meters)
A330-200	1998	253	12,300	59.0	60.3
A330-300	1994	295	10,450	63.7	60.3
A340-200	1993	239	14,800	59.4	60.3
A340-300	1992	295	13,900	63.7	60.3
A340-500	2002	313	16,000	67.8	63.6
A340-600	2002	380	14,150	75.3	63.6

(1) Three-class layout.

Source: Airbus

As of December 31, 2002, Airbus had received 736 orders for A330 and A340 aircraft and had delivered 479 A330 and A340 aircraft. The first A340-600 was delivered to Virgin Atlantic in July 2002, followed by additional deliveries to Virgin Atlantic, Cathay Pacific and South African Airways.

Very large aircraft: the A380 Family

In 2002, Airbus estimated worldwide passenger traffic would grow at a sustained average annual rate of 4.7% during the 2000-2020 period, leading to two concurrent trends: rising fragmentation of a portion of the marketplace, characterised by the development of new markets, higher frequency on thinner routes and hub by-passing; and consolidation of the rest of the market, resulting in the concentration of the hub-to-hub traffic and hub-dominated traffic, typical of alliance networks. See "— Market". Following five years of intensive pre-development with airlines, airports and regulatory authorities throughout the world, Airbus has defined a very large aircraft, the A380, to best serve the needs of the consolidated hub-dominated market.

Major programme milestones in 2002 included groundbreaking for A380 assembly lines in Toulouse and Hamburg, with a substantial level of completion of facilities accomplished by year-end. Sub-assembly production has commenced in the U.K., Spain, France and Germany. Additionally, Airbus achieved its headcount requirement of 6,500 employees and identified 95% of A380 program suppliers.

The A380 is planned to be larger than any existing commercial passenger aircraft, with a wingspan of 79.8 meters and a large-diameter fuselage divided into three decks along the entire aircraft, consisting of two full passenger decks and a cargo deck. The aircraft's overall dimensions fit within the expressed airport guidelines of 80 meter span and 80 meter overall length limitation, in order to suit planned runways and facilities with minimal infrastructure changes.

The basic version of the A380 will seat 555 passengers in three classes, with greater space per passenger and therefore higher levels of comfort. It will offer higher efficiency for operations with a range of 14,825 km (8,000 nm), superior economic performance, linking major hubs in Europe, North America and Asia, as well as within Asia. Launched simultaneously with the baseline passenger aircraft is a new large freighter offering 150 tonne payload over a range of 10,410 km. This provides a major step in payload, volume and range capability relative to the 747 freighter while also offering a reduction in tonne-mile operating costs of over 20%. The A380 will feature a high degree of operational commonality with the existing Airbus range, in order to foster CCQ and reduce operating costs within Airbus fleets.

Airbus expects the demand for very large aircraft to be approximately 1,138 aircraft between 2000 and 2020, representing U.S. $270 billion or 19% of total commercial aircraft market value. Of these, 315 aircraft would be dedicated to the cargo market. Airbus intends to capture 50% of the very large aircraft market. Airbus launched the A380 programme in December 2000, having ensured that the aircraft would be technically feasible, economically viable and that sufficient market demand existed in terms of number of customers' commitments, standing of potential customers and geographic allocation. The A380's entry into service is planned for 2006.

At year-end 2002, Airbus had received a total of 95 firm orders for the A380 from leading world airlines. The purchase agreements with Lufthansa, Emirates and Federal Express, totalling 47 orders, were signed post-September 11th, confirming the strong and robust demand for this aircraft from both passenger and freight operators.

The cost of developing the A380 programme, which Management estimates at U.S. $10.7 billion, covers both R&D expenses and tooling for four versions of the A380. This estimate does not include certain infrastructure elements or general and administrative expenses.

Management presently intends to finance the programme by:

- Maximising contributions from risk-sharing partners, who have been found for up to U.S. $3.1 billion of non-recurring costs, subject to the outcome of negotiations; to date, some ten manufacturers have agreed in principle to participate in the development and production of the A380 as risk-sharing partners; and
- Applying reimbursable launch investments from governments in compliance with the 1992 U.S.-Europe bilateral agreement and all other applicable regulations, estimated by Management at about U.S. $2.5 billion under current assumptions; France, Great Britain and Spain have already committed, and Germany has agreed in principle, to such investments. See "— Market — Cyclicality and Market Drivers — Governmental Funding".

As a result, EADS' self-financed portion of the A380 programme would represent approximately U.S. $4.2 billion and that of BAE SYSTEMS approximately U.S. $1 billion.

When deciding to launch the programme, Management set itself a 20% pre-tax internal rate of return target, together with a project break-even point of approximately 250 aircraft. It is satisfied that the terms and conditions presently agreed with its customers corroborate the business case.

Final assembly of the A380 will take place in Toulouse, while interior furnishing and customisation will be performed in Hamburg. The fuselage sections will be produced at the same sites in France and Germany as current Airbus aircraft. The wings will be produced at facilities in the United Kingdom, while the horizontal stabiliser and other parts will be produced in Spain.

New Product Development: A400M

A400M

Airbus' Military Programme Directorate, headed by Mr. Francisco Fernandez, who is also the executive vice president in charge of the MTA Division, will perform research and development related to the A400M project as an outsource provider to Airbus Military S.A.S. The Military Transport Aircraft A400M is described under "— 4.1.3 Military Transport Aircraft — Products — Airbus A400M Project — Heavy Military Transport".

Asset Management

The Airbus Asset Management division was set up in 1994 to manage and re-market used aircraft acquired by Airbus, originally as a result of customer bankruptcies, and subsequently in the context of certain buy-back commitments. The division operates with a dedicated staff and manages a fleet comprised of Airbus aircraft across the range of models. Through its activities, the Asset Management division helps Airbus respond more efficiently to the medium and long-term fleet requirements of its customers.

Its key roles comprise the commercial and risk management of the Airbus portfolio of used aircraft. Most of the aircraft are available to customers for cash sale, while some can only be offered on operating lease, depending on the financing attached to such aircraft. Despite difficult market conditions in 2002, Airbus Asset Management arranged sale and lease transactions involving 31 aircraft of all Airbus types; 12 of which were remarketed on behalf of the European Export Credit Agencies. At the end of 2002 the Airbus Asset Management portfolio contained 40 aircraft, a net reduction of one compared to the end of 2001. The Asset Management division also provides a full range of support services, including assistance with entry into service, interior reconfiguration and maintenance checks.

Sales Finance

Airbus favours cash sales, and does not envisage sales financing as an area of business development; however, it recognises the need for manufacturers to assist customers in arranging financing of new aircraft purchases, and in certain cases to participate in such financing itself. Extension of credit or assumption of exposure is subject to corporate oversight and monitoring, and follows stringent standards of discipline and caution. A dedicated Sales Finance team cumulates decades of expertise in aircraft finance. When Airbus finances a customer, the financed aircraft generally serve as collateral, reducing the risk borne by Airbus. Airbus sales financing transactions are designed to facilitate subsequent sell-down of the exposure to third party lenders or lessors. Management believes, in the light of experience, that the level of protection from default costs is adequate and consistent with standards and practice in the aircraft financing industry. See "5.1.3.3 Policies — Sales Financing Policy".

Customer Service

Airbus is dedicated to assisting customers with the operation of their Airbus fleets as efficiently as possible. With respect to aircraft operation, the Airbus Customer Services directorate heads an engineering and technical support group, a technical documentation organisation, a network of training centres, spare parts stores and teams based with customer airlines. Through this single interface, Airbus aims to satisfy all of its customers' pre-delivery and in-service support requirements, including (1) engineering and technical support, (2) training and flight operations support and (3) material support.

Engineering and technical support includes detailed pre-delivery briefings on maintenance facilities, tools and equipment, as well as a customised cost reduction programme designed to reduce each customer's maintenance costs to optimised levels through detailed studies of the customer's activities.

The training and flight operations support service includes a permanent staff of over 200 instructors around the world to provide accessible and up-to-date training for Airbus flight and ground crews. Airbus has three principal training centres, one in Toulouse, France, one in Miami, U.S. and one in Beijing, China. As part of its training services, Airbus offers a pilot CCQ programme enabling pilots to take advantage of the high degree of commonality between Airbus aircraft families.

Airbus' material support division stocks over 130,000 proprietary part numbers, serving a worldwide distribution network from Hamburg, Washington, D.C., Singapore and China. The 24-hour aircraft-on-ground service usually dispatches in-stock items within two hours of receipt of an order. The division also offers a customised ongoing spares service package designed to enable operators to achieve the greatest efficiency in maintenance checks, ageing aircraft support and emergency orders.

Production

Workshare

Airbus aircraft are produced using an efficient and flexible system that has optimised the specialised skills developed during the last three decades. Each task in the building of the Airbus aircraft (from design, definition and production to product or operational support) is allocated to industrial sites according to their specialised expertise. The nurturing and development of centres of excellence, although a legacy of the past, constitutes an original and competitive feature of Airbus manufacturing.

Engineering

Airbus engineers work on specific and non-specific aircraft designs to create solutions that ensure the company remains a market leader. Using an innovative working practice, known as Airbus Concurrent Engineering ("**ACE**"), teams are able to work together effectively in real time, regardless of geographical location.

Engineering innovation at Airbus is driven by five Centres of Competence ("**CoCs**"), which develop general aircraft technologies and provide functional design leadership for specific aircraft components. The CoCs operate trans-nationally with engineers from each CoC present at all Airbus sites.

Drawing on the expertise of the CoCs, Engineering Integration Centres ("**EICs**") provide operational leadership for Airbus design teams that are based around sections of the aircraft. Located in France, Germany, Spain and the U.K., the design teams combine the most appropriate people with the best range of skills and expertise to meet the needs of the manufacturing plants and help deliver specific Airbus programmes.

Airbus engineers have also developed "Colleges of Experts" — teams of the most experienced specialists in each discipline that provide guidance and advice at senior levels. This approach not only delivers design solutions to meet the highest standards of technical quality and performance, but also ensures that both individual and collective knowledge is nurtured throughout the CoCs.

The engineering teams are supported by system tests and integration laboratories, structural test centres and the Airbus flight test centre.

Over the past two years, this approach has enabled Airbus to open engineering centres in Wichita (Kansas), U.S. and in Moscow, Russia, enabling it to tap into a large pool of experienced aerospace engineers available in these two areas. The Wichita engineering centre began operations in early 2001 and has already made a significant contribution to Airbus wing design. The engineering centre in Russia, organised as a joint venture with Kaskol, was inaugurated at the end of 2002.

Manufacturing Facilities

Airbus has established highly specialised centres of excellence based on the core competencies of each site within its field of expertise. These centres are located in Nantes, Meaulte, St. Nazaire and Toulouse in France; Hamburg, Bremen, Nordenham, Varel, Laupheim, Stade and Buxtehude in Germany; Getafe, Illescas and Puerto Real in Spain; and Filton and Broughton in the U.K. In 2002, substantial investments were made throughout Europe in connection with the construction of A380 production facilities.

Production Flow

Specialisation at engineering and production levels has ensured a production flow in which the relevant parts are supplied to the appropriate component and sub-assembly centres of excellence for the purpose of the systems integration and interiors installation. Sub-assembly takes place at a variety of sites located in France, Germany, Spain and the United Kingdom. The completed sub-assemblies are flown either to Toulouse (A300, A320, and A330/A340 Family) or Hamburg (A318/A319/A321) for final assembly and delivery using a fleet of five Airbus A300-600 ST "Beluga" Super Transporters designed specifically for the Airbus production network. Typical production lead times for single-aisle aircraft are 8-9 months, and 12-15 months for long-range twin-aisle aircraft.

Adaptability to Changes in Demand

In response to the ongoing downturn, Airbus is reducing deliveries consistent with amended commitments. Airbus delivered 303 aircraft in 2002 and is dedicated to delivering 300 aircraft in 2003. Any major market disruption or worsening in the economy could lead to revision of these figures.

To meet its 2003 delivery target, Airbus has initiated cost savings and set various elements of its adaptable manufacturing process in motion; these include enhanced integrated intelligence of customer and market situation to provide early warning, repatriation of an array of outsourced tasks and adaptation of make or buy criteria. Additionally, Airbus is exploiting flexibility features of its labour structure by applying flexible time and overtime contractual provisions, and by optimising temporary and time-defined workforce. This allows Airbus to increase adaptability without paring the experienced and trained workforce which Management considers a most valuable Airbus asset to sustain long-term growth.

Airbus' unique manufacturing flexibility is imbedded within the organisation, implementing lessons learned from previous downturn.

4.1.3 MILITARY TRANSPORT AIRCRAFT

INTRODUCTION AND OVERVIEW

The Military Transport Aircraft Division (the "**MTA Division**") manufactures and sells light and medium military transport aircraft and is responsible for the development of the European heavy military transport A400M project. In addition, the MTA Division produces and sells mission aircraft, which are derived from existing platforms and dedicated to specialised military tasks such as maritime surveillance or antisubmarine warfare. The MTA Division also designs and manufactures aerostructure elements.

The MTA Division earned consolidated revenues of Euro 524 million accounting for 2% of EADS' total revenues for 2002. Management expects the A400M project to be launched in 2003, contributing to significant future revenue growth.

STRATEGY

The MTA Division's strategic aim is to develop its core businesses, to leverage the EADS pool of technologies to gain share within its markets and to enhance profitability. To achieve this purpose, the MTA Division has implemented a focused, two-prong strategy to:

- **Consolidate its leadership position and address the growing demand for modern and dependable tactical military transport aircraft.**

  EADS is the global leader in the market segments for light and medium sized military transport aircraft. Through the addition of the A400M heavy transport aircraft, EADS expects to broaden its range of tactical military transport aircraft and to capture a market with high replacement potential heretofore dominated by Lockheed Martin.

- **Optimise the capabilities of EADS to become a major supplier of mission aircraft.**

  The MTA Division relies on its own specialised technologies as well as those of the Defence and Civil Systems Division, on EADS' wide range of platforms and on the conversion expertise of the Aeronautics Division to promote aircraft satisfying customers' mission-specific requirements.

Prior to the formation of EADS, CASA had developed an outstanding expertise in the utilisation of composite materials for aerostructure manufacturing and advanced automation processes which is now applied throughout EADS.

MARKET

Military Transport Aircraft

Governments and multinational organisations constitute the MTA Division's principal customers in the market for tactical military transport aircraft. This market consists of three segments: (1) light transport aircraft, with a payload of one to four tons, (2) medium transport aircraft with a payload of five to fourteen tons; and (3) heavy transport aircraft with a payload of fifteen tons or more. According to a study by the Teal Group, an independent aerospace and defence industry consulting firm, the market for military transport aircraft will amount to an estimated approximate U.S. $39 billion over the next ten years.

Light Military Transport. This is a mature market that has diminished in size as countries develop economically and are able to afford medium military transport aircraft. The CASA C-212 has been the historical leader in this market segment, with an average market share of 15% over the last ten years. The C-212's main competitors are manufactured by PZL of Poland, LET of the Czech Republic and Raytheon of the U.S.

Medium Military Transport. Management believes this market will continue to experience moderate growth. EADS models are prominent in this market segment, with the CN-235 and C-295 models having an average market share of 45% over the last ten years, followed by their competitors, the C-27J produced by LMATTS, a joint venture of Alenia and Lockheed, and the An-32 produced by Antonov.

Heavy Military Transport. This market segment has historically been driven by U.S. policy and budget decisions and hence has been dominated by U.S. manufacturers and in particular, Lockheed Martin's C-130 Hercules. While the U.S. is reducing and upgrading its existing fleet, European transport fleet replacement and growth needs represent an opportunity for the new A400M aircraft.

EADS has chosen thus far not to compete in the separate market segment for super-heavy, strategic airlift aircraft, to which the Boeing C-17 belongs.

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Mission Aircraft

According to a study by the Teal Group, the market for mission aircraft will amount to an estimated approximate U.S. $24 billion over the next ten years. It is a market of advanced technology and high added value solutions where customers are increasingly demanding comprehensive systems tailored to their respective operational requirements. Modern defence and warfare increasingly require independent access to complex forms of information in various theatres of operations. This development and Europe's unsatisfied defence needs are expected to boost demand for European-produced mission aircraft in the near term. However, this market remains dominated by U.S. companies.

PRODUCTS

Tactical Transport Aircraft

C-212 — Light Military Transport. The C-212 was conceived as a simple and reliable unpressurised aircraft able to operate from makeshift airstrips and carry out both civilian and military tasks. The first model in the series, the S-100, entered into service in 1974. With a payload of 2,950 kg, the new version of the C-212, the Series 400, entered into service in 1997. It incorporates improvements such as new avionics and engines for enhanced performance in hot climates and high altitudes, as well as improved short take-off and landing ("**STOL**") performance. The C-212's rear cargo door provides direct access for vehicles, cargo and troops. Its configuration can be changed quickly and easily, reducing turnaround times. The aircraft can perform airdrops and other aerial delivery missions. As of December 31, 2002, 468 C-212s had been sold to 87 operators in 42 countries.

CN-235 — Medium Military Transport. The first model in the CN-235 family, the S-10, entered into service in 1987. The latest model in the CN-235 family, the Series 300, entered into service in 1998 and is a new-generation, twin turboprop, pressurised aircraft. The CN-235-300 is capable of transporting a payload of up to 6,000 kg, representing (1) 48 paratroopers; (2) 21 stretchers plus four medical attendants; (3) four of the most widely used type of freight pallet; or (4) oversized loads such as aircraft engines or helicopter blades. Paratroop operations can be performed through the two lateral doors in the rear of the aircraft or over the rear ramp. Variants of the CN-235-300 are used for other missions, including maritime patrol, electronic warfare and photogrammetric (mapping) operations. As of December 31, 2002, 251 CN-235s had been sold to 33 operators in 23 countries.

C-295 — Medium Military Transport. Certified in 1999, the C-295 has the basic configuration of the CN-235, with a stretched cabin to airlift a 50% heavier payload at greater speed over similar distances. The C-295 is equipped with integrated avionics incorporating digital cockpit displays and flight management system, enabling tactical navigation, planning and the integration of signals from several sensors. Both the CN-235 and C-295 have been designed as complements to or replacements for ageing C-130 Hercules, accomplishing most of their missions at a lower operating cost; specialising the C-130 for heavier cargo transport only extends its service life. In 2002, the air forces of Brazil and Jordan both selected the C-295 to perform the medium military transport role. As of December 31, 2002, 19 C-295s had been sold to 3 operators.

Airbus A400M Project — Heavy Military Transport. The A400M is designed to meet the Future Large Aircraft requirements set out by seven European nations to replace their ageing C-130 Hercules and C-160 Transall fleets. Besides fast and flexible intercontinental force projection, the new aircraft is intended to respond to changing geopolitical requirements (including increased humanitarian and peacekeeping missions).

The A400M will integrate a number of features from existing Airbus aircraft, including a two-person cockpit, fly-by-wire controls and advanced avionics. Additionally, the A400M will benefit from Airbus' maintenance procedures and worldwide customer support network.

Airbus Military is a French *société par actions simplifiée ("**S.A.S.**")* dedicated to the development, manufacture and delivery of the A400M aircraft. Shares in Airbus Military are currently held 63.8% by Airbus S.A.S, 25.5% by EADS CASA, 5.1% by Tusas Aerospace Industries Incorporated of Turkey, 4.1% by Flabel Corporation NVSA of Belgium and 1.5% by OGMA Industria Aeronautica de Portugal SA of Portugal. This shareholding structure will change to reflect the new projected offtakes expressed by the countries represented. The executive vice president in charge of the MTA Division also acts as chief executive officer of Airbus Military, bringing the MTA Division's experience in the management of military transport aircraft programmes and its extensive client network to the A400M program.

Airbus Military will subcontract to Airbus the overall management of the A400M development, to be exercised through a central program management office ("**CPMO**") headquartered in Toulouse with additional offices in Madrid. For the production phase of the A400M program, to be managed by the MTA Division, the CPMO will be headquartered in Spain.

In December 2001, the *Organisation Conjointe en Matière d'Armement* ("**OCCAR**") signed a contract with Airbus Military to order 196 A400M aircraft, mandated by eight nations: Belgium committed to eight aircraft (including one on behalf of Luxembourg), France to 50, Germany to 73, Spain to 27, Turkey to 10, the U.K. to 25 and Portugal to three. Currently, the initial planned order for the A400M stands at 180 aircraft, reflecting a budget-related reduction by Germany to 60 aircraft and the exit of Portugal from the program. The remaining seven OCCAR signatories have agreed with Airbus Military to a slight price increase and a revised payment schedule, which together compensate for the fixed cost absorption shortfall.

Management believes that the A400M program will allow EADS to leverage its state-of-the-art commercial aircraft technology to access a new and attractive market, while mitigating the impact of civil aircraft market commercial cycles.

Mission Aircraft

Mission aircraft are often derived from existing platforms and adapted to particular missions, in general for military customers. Adaptations to the platform require thorough knowledge of the basic airframe, which generally only the aircraft manufacturer possesses. The skills necessary for overall systems integration into such aircraft are extensive and the number of participants on the world market is very limited.

Because of the limited size of any single European market and the significant cost associated with developing a mission aircraft, these programmes in Europe tend to be funded and developed on a multinational basis with an emphasis on proven technologies. EADS believes its strong position in Europe will allow it to exploit opportunities on a worldwide basis.

Strategic Tanker Aircraft

In the medium term, EADS will seek to provide a competitive alternative to the near-monopoly currently enjoyed by Boeing products in the market for strategic tanker aircraft which will help to ensure Europe's ability to set up projects independently. Management believes that the market for strategic tanker aircraft will offer attractive opportunities, with initial prospects in Germany, the U.K. and Australia. EADS, Rolls Royce, Cobham and Thales are cooperating through the AirTanker consortium to bid for the U.K. MoD's Future Strategic Tanker Aircraft ("**FSTA**") program. Structured as a Private Finance Initiative, this program would replace ageing VC10 and Tristar tankers, currently operated by the Royal Air Force, with a system based on the long-range family of Airbus aircraft. Additionally, Management views the KC-X program for the replacement of the ageing U.S. fleet of strategic tanker aircraft as a market opportunity. In an effort to further address the important market for strategic tanker aircraft, the MTA Division is leading a technological program to develop a new boom air to air refuelling system based on the A330 platform.

Customised and Converted Platforms

In this category EADS is able to offer logistics transport aircraft such as Airbus cargo variants, aircraft offering protection to government executives such as the A340 VIP and upgrades of combat aircraft to meet new mission requirements.

*Airborne Ground Surveillance ("**AGS**")*

Within the framework of NATO, France, Germany, Italy and The Netherlands have expressed interest in the development of an AGS System. The MTA Division could provide candidate solutions based on the Airbus A321 platform, integrating systems provided by the Defence and Civil Systems Division.

Maritime Patrol Aircraft

The MTA Division can provide different solutions ranging from Maritime Surveillance to Anti-Submarine Warfare through aircraft based on the C-212, CN-235, C-295, Atlantic or P-3 Orion platforms, for which EADS has already developed a new-generation, open architecture mission system called FITS (Fully Integrated Tactical System). The MTA Division has received orders for the modernisation of five P3-Orion aircraft for the Spanish air force and eight C-212 for the Mexican navy. It also was retained for the provision of four C-295 equipped with FITS to the U.A.E. and for the modernisation of nine P-3 Orion aircraft for the Brazilian air force. The selection of the CN-235 MSA solution for the U.S. Coast Guard's Deepwater programme represents a significant success for the MTA Division.

*Airborne Early Warning and Sky Surveillance ("**AEW**")*

EADS is currently studying the commercial feasibility of developing an AEW aircraft with advanced active module radar. This project would allow EADS to provide a new generation of high-performance AEWs that are more cost-effective to operate than the current generation. EADS expects that such AEW systems could be offered in the future on several different platforms.

Production

The C-212, CN-235 and the C-295 are manufactured in the factory located within the San Pablo Airport in Seville. Management expects that the final assembly of the A400M will take place at the San Pablo Airport facility, while other Airbus centres of excellence across Europe will produce sections and subsections in accordance with their capabilities.

4.1.4 AERONAUTICS

INTRODUCTION AND OVERVIEW

The Aeronautics Division groups together a number of civil and military aviation-related businesses, including helicopters, combat aircraft, regional and general aviation aircraft and aircraft conversion and maintenance. The Aeronautics Division is also involved in the manufacturing of aerostructures for Airbus. Management views the mix of young and mature civil and military programmes and services as an effective means of assuring consistent positive results in markets subject to cyclical or fluctuating demand. For 2002, the Aeronautics Division earned consolidated revenues of Euro 5.3 billion representing 17% of EADS' total revenues.

Through Eurocopter, EADS is one of the world's leading producers of helicopters and the leader in the European civil and military helicopter market. Management expects Eurocopter sales in the military market to increase substantially due to the commencement of delivery of the Tiger attack helicopter, the strong backlog of the NH90 military transport helicopter with a number of European governments and the increasing demand in military and para-military export markets.

With the largest share among the developers of the Eurofighter, in addition to its interest in Dassault Aviation (See "— 4.1.7 Investment — Dassault Aviation"), EADS has the prerequisites to become one of the leading providers of high-end combat aircraft.

In addition to Eurocopter and Eurofighter, the Aeronautics Division has significant businesses in the areas of regional aircraft (ATR), light aircraft (EADS Socata), aircraft conversion and technical services (EFW and EADS Sogerma Services) and aerostructures.

STRATEGY

The strategy of the Aeronautics Division is to develop those businesses which Management views as having potential for continued and future growth:

- **Develop and capitalise on demand in the export market for Eurofighter and military helicopters.**

  EADS intends to leverage its 46% interest in the consortium that has developed the Eurofighter multi-role combat aircraft. The strategy of the Aeronautics Division is (1) in the near term, to achieve a high level of efficiency and quality in the production of Eurofighters and (2) in the medium term, to address the potential non-U.S. export market for this type of aircraft, of which Management estimates the Eurofighter program could capture up to 30%. EADS will also pursue growth opportunities in the military helicopter export market by building on early successes in Australia and the Nordic countries of the Tiger and NH90 helicopters.

- **Maintain leadership in the market for civil helicopters.**

  The Aeronautics Division has renewed its comprehensive product line of modern civil helicopters and will improve its civil helicopter operations, in particular through the exploitation of synergies with its military helicopter activities. Because customer services are an important source of revenues and a key component of value for clients, the Aeronautics Division will continue to strengthen its network of marketing, distribution and support systems, which services approximately 9,000 Eurocopter aircraft with 2,180 operators worldwide.

- **Leverage EADS' role as an original equipment manufacturer ("OEM") to benefit from the steadily growing conversion and customer service markets.**

  Exploiting EADS' exceptional knowledge of Airbus aircraft and relationships with Airbus customers, the Aeronautics Division continues to expand its Airbus conversion and maintenance business. EFW offers the only OEM solution for converting existing Airbus passenger aircraft to freighter aircraft. In addition, the Aeronautics Division capitalises on its strong position in industrial maintenance for Air Forces and diversifies its services to include training and expand along the logistics support value chain for its governmental customers.

EUROCOPTER

OVERVIEW

Eurocopter is one of the world's largest manufacturers of helicopters with a very wide range of civil and military helicopters. In 2002, Eurocopter captured 65% of the worldwide market for civil helicopters and 17% of the export market for military helicopters. Through its helicopter manufacturing and servicing operations as well as its contribution to the aerostructure business, Eurocopter generated 47% of total revenues of the Aeronautics Division in 2002.

Market

In 2002, the value of helicopters delivered worldwide was estimated at over Euro 7 billion; a figure Management expects will grow to Euro 10 billion by 2010. According to a study carried out by the Teal Group in 2002, 4,570 civil and 4,667 military helicopters are expected to be built globally from 2002 to 2011. This forecast, particularly with respect to the military segment, depends to a large extent on the future of large U.S. development programmes such as the V-22 Osprey and the RAH-66 Comanche helicopters.

Military demand for new helicopters is principally driven by budgetary and strategic considerations, and the need to replace ageing fleets. Management believes that the advanced age of current fleets, the emergence of a new generation of helicopters equipped with integrated technology systems and the ongoing introduction of combat helicopters into many national armed forces will contribute to increased military helicopter procurement over the next several years. This trend was confirmed by the increase of large-scale military programmes witnessed in 2001 and 2002 such a those conducted by Australia, Brazil and Indonesia, and the Nordics Standard Helicopter Project. Demand from the military segment has historically been subject to large year-to-year variations, due to evolving strategic considerations.

Military helicopters, which are usually larger and their systems generally more sophisticated than commercial helicopters, accounted for 78% of the total value of deliveries in 2002, and could reach 85% by the end of the decade. In 2002, 70% of military helicopters ordered belonged to the high value attack and heavy segments of the market.

The military segment is highly competitive and is characterised by competitive restrictions on foreign manufacturers' access to the domestic defence bidding process, sometimes to the virtual exclusion of imports. As a result, Eurocopter's past share of the global market for military helicopters has been relatively small, whereas the introduction of the Tiger and NH90 is likely to increase this share in the future.

In the military segment, Eurocopter's principal competitors are the four major helicopter manufacturers operating worldwide, including one in Europe (Agusta-Westland) and three in the United States (Bell Helicopter, Boeing and Sikorsky). Additionally, a number of domestic manufacturers compete in their respective national markets.

The helicopters sold in the civil sector provide transport for corporate executives, offshore oil drillers, diverse commercial applications and state agencies, including coast guard, police, medical and fire-fighting services. Management believes that the value of global civil deliveries will grow at an average rate of 3% in the next ten years. Market data indicates that in 2002, worldwide deliveries of civil helicopters stood at 495 units.

Eurocopter's principal civil competitor globally is Bell Helicopter, a division of Textron Inc. of the United States. The civil helicopter segment is relatively concentrated, with Eurocopter and Bell Helicopter together accounting for approximately 75% of total civil helicopter sales in 2002.

Products and Services

Existing Products

Management believes that Eurocopter currently offers the most complete and modern helicopter product range, covering more than 85% of the overall civil and military market spectrum. The Eurocopter product range comprises light single-engine, light twin-engine, medium and medium-heavy helicopters. Eurocopter's product line is based on a series of new-generation platforms that are designed to be adaptable to both military and civil applications. The table below illustrates Eurocopter's existing product line:

Helicopter Type	Typical Uses	Entry into Service
Light Single Engine		
EC120..	Corporate/Private	1998
Single Engine		
AS350..	Utility, Law Enforcement, Corporate/Private	1975
EC130..	Shuttle, Tourism, Offshore, Corporate/Private	2001
Light Twin Engine		
AS355N..	Parapublic*, Utility, Corporate/Private	1988
EC135..	Emergency Medical, Parapublic*	1996
EC145..	Emergency Medical, Parapublic*, Shuttle	2002
Medium		
Dauphin...	Offshore, Parapublic*	1977
EC155..	Corporate/Private, Offshore, Parapublic*, Shuttle	1999
Medium Heavy		
Super Puma/Cougar..........................	Offshore, Shuttle	1980
MK II..	Offshore, Shuttle	1993

(*) Parapublic includes law enforcement, fire fighting, border patrol, coast guard and public agency emergency medical services.

Products in Development

Current product development projects in the military segment include (1) the NH90, a military transport helicopter with different versions for tactical, naval and combat-search and rescue applications, (2) the Tiger attack helicopter and (3) the EC725, the latest member of the Cougar family.

The NH90. The NH90 was developed as a multi-role helicopter for both tactical transport and naval applications. The project, principally financed by the governments of France, Germany, Italy and the Netherlands, was jointly developed by Eurocopter, Agusta of Italy and Fokker Services of the Netherlands as joint partners in Nato Helicopter Industries ("**NHI**") in direct proportion to their countries' expressed procurement commitments. Eurocopter's share of NHI is 62.5%. Confirmed requirements for the NH90 are for 305 helicopters plus 72 options. Production of the first lot of 243 helicopters plus 55 optional helicopters destined to the four partner countries started in 2000, with first deliveries expected at the end of 2004. In 2001, Portugal booked ten NH90 helicopters; Finland, Sweden and Norway also jointly chose the NH90, with an expected 52 firm units plus 17 options. Of these firm orders, 38 were booked in 2001, while 14 were booked in 2002. These initial successes confirm the NH90 platform's significant export potential as a military platform that may also have civil applications in the future.

The Tiger. In 1987, the French and German governments launched the Tiger combat attack helicopter program. Development is nearing completion, with two variants based on the same airframe, an antitank variant and a support and protection variant. Initially, the antitank variants are to be built for both the French and German armies, while the French army alone has expressed requirements for the support and protection variant. Total requirements of 215 aircraft for France and 182 for Germany were confirmed. Deliveries pursuant to the initial order of 160 aircraft are scheduled to commence in early 2003. In 2002, a contract for 22 Tiger attack helicopters with the Australian MoD was signed. The Tiger is also involved in a competition in Spain, with a decision expected in the first quarter of 2003.

In recent years Eurocopter has invested in the renewal of its civil product line, enhancing its competitive position in the civil segment so that its share of the world market currently stands above 50%. Eurocopter has successfully introduced into the international markets such newly developed products as the light, single-engine EC120 and the light, twin-engine EC135, and such major product upgrades as the EC155, the latest evolution of the medium class Dauphin, and the EC145 light helicopter, a derivative of the BK117. Deliveries of the EC130, the latest single engine member of the Ecureuil family started in 2001.

Development activities represent 13% of Eurocopter's total revenues for 2002. These sales were derived principally from the externally funded development of the Tiger and NH90 programmes.

Customer Support

As of December 31, 2002, Eurocopter products constituted the world's second largest manufacturer fleet, with approximately 9,000 helicopters in service worldwide. Consequently, customer support activities represented 35% of Eurocopter's revenues for 2002. Eurocopter's customer support activities consist principally of training, maintenance, repairs and spare part supply. In order to provide efficient worldwide service, Eurocopter has established an international service network of subsidiaries, authorised distributors and service centres. To extend the range of services offered to customers, Eurocopter and Thales have together established HELISIM, a helicopter training centre, which opened in 2002.

Customers and Marketing

Eurocopter's principal military clients have been the governments of European countries, followed by clients in Asia and the Middle East. Eurocopter's penetration of the civil and parapublic market is globally well distributed, and its penetration of the civil and parapublic market in Europe, the U.S. and Canada places it first among manufacturers in these markets.

Eurocopter's global strategy is reflected in its development of a large international network, currently comprising 15 foreign subsidiaries, complemented by a network of authorised distributors and service centres geared to the largest number of potential clients.

In addition, Eurocopter has developed expertise in production licensing, joint production and subcontracting agreements and has been developing links with industrial partners and suppliers in more than 35 different countries.

Approximately 2,180 operators worldwide currently operate Eurocopter helicopters, forming a broad established base for Eurocopter's customer support activities. 90% of Eurocopter's customers have fleets of between one and five helicopters.

The versatility and reliability of Eurocopter products have made them the preferred choice of the most prominent customers. The U.S. Coast Guard operates 95 Dolphin (Dauphin) helicopters and the world's largest offshore operators (Norwegian Helicopter Services and PHI) use Eurocopter helicopters for passenger transport and offshore oil industry support. In the Emergency Medical Service market segment, Eurocopter helicopters dominate the fleets of large operators such as Rocky Mountain Helicopter in the U.S. and ADAC in Germany. Agencies with high serviceability requirements, including police and armed forces, rely on Eurocopter products.

Production

Eurocopter's manufacturing development activities are carried out primarily in four locations, two in France and two in Germany. The French sites are located at Marignane, in southern France, and La Courneuve, near Paris. The German sites are located at Donauwörth and Ottobrunn, near Munich.

Recent openings of an AS350 final assembly line plant in Mississippi (targeting the parapublic sector in the U.S.) and a Tiger final assembly plant in Australia (relating to specific Australian version development under the AIR 87 program) reflect Eurocopter's commercial strategy to increase its presence in these strategic countries.

Military Aircraft

Overview

The Military Aircraft business within the Aeronautics Division focuses on the development and manufacture of the Eurofighter combat aircraft, maintenance and conversion of existing combat aircraft, as well as the construction of Airbus aerostructures. In addition, the development and construction of light combat, training and special mission aircraft is conducted through the Military Aircraft business. In 2002, 28% of the total revenues of the Aeronautics Division came from the Military Aircraft business.

Eurofighter

The Eurofighter (known as "Typhoon" for export outside Europe) is a high-performance multi-role combat aircraft optimised for air superiority in complex air combat scenarios. It is fully compatible with state-of-the-art NATO weapon systems. This program entered the industrialisation phase in January 1998. The Eurofighter is designed to enhance fleet efficiency through a single platform tasked with supersonic beyond visual range combat, subsonic close combat, air interdiction, close air support, air defence suppression and maritime attack roles. The tactical requirements of the aircraft include all-weather capability, short take-off and landing capability, high survival capability and operational rates, as well as independence from external ground equipment (autonomy).

Eurofighter Jagdflugzeug GmbH ("**Eurofighter GmbH**") is the program management company for the Eurofighter program. The company's shares are currently held by EADS (46%), BAE SYSTEMS (33%) and Alenia Aerospazio, a division of Finmeccanica of Italy ("**Alenia**") (21%).

In January 1998, the NATO Eurofighter and Tornado Management Agency ("**NETMA**") signed the umbrella Eurofighter contract for 620 aircraft: United Kingdom, 232 (with 65 options); Germany, 180; Italy, 121 (with nine options) and Spain, 87 (with 16 options). The umbrella contract, while fixing a maximum price for the overall program, also stipulates that production agreements are to be awarded in three tranches, each with progressively lower fixed prices than the one preceding it. NETMA is an official NATO agency that contracts directly with Eurofighter GmbH.

Eurofighter's first tranche of 148 aircraft is slated for delivery between 2003 and 2005. Production is expected to continue until 2015, with volumes of 52 aircraft per year from 2004 onwards.

The Eurofighter was conceived to be suitable for long-term improvement as avionics and weapons systems evolve, providing for an extended service life potential.

Market and Customers for Combat Aircraft

Two major U.S. suppliers, along with several smaller European and Russian competitors, serve the global market for fighters.

Ministry of Defence ("**MoD**") fighter procurement considerations are governed by strategic requirements (need for air defence and/or strike capability) as well as by political and spending constraints, especially in the post-Cold War era.

The combat aircraft platforms presently in contention for fighter procurement by the majority of the world's MoDs are as follows:

Manufacturer	Aircraft Type	Date of First Delivery
U.S.		
Boeing (McDonnell Douglas)	F-15 *(Eagle)*	1973
Lockheed Martin	F-16	1976
Boeing (McDonnell Douglas)	F/A-18 *(Hornet)*	1980
Boeing	F/A-18 *(Super Hornet)*	1997
Mitsubishi/Lockheed Martin	F-2	2000
Boeing/Lockheed Martin	F-22 *(Raptor)*	2003(1)
Lockheed Martin	F-35 *(Joint Strike Fighter)*	2009(1)
Europe		
Dassault Aviation	Mirage 2000	1983
Saab	Gripen	1993
Dassault Aviation	Rafale	2000
Eurofighter consortium	Eurofighter *(Typhoon)*	2003(1)
Russia		
VPK/MAPO	MiG-29	1983
Sukhoi	Su-27 Series	1986

(1) Planned delivery date

According to the Teal Group, "fly away" prices for fighters, depending on model and specification, range from U.S. $30 to U.S. $100 million, of which each of the major constituent parts of a fighter platform — the airframe, the engine and the aircraft systems and equipment — typically represents approximately one-third of the total per unit cost. The Teal Group estimates the worldwide fighter market at U.S. $140 billion between 2002 and 2011, and assigns a 21% share to the Eurofighter.

The Eurofighter consortium is seeking to target up to 50% of the total export market estimated at 800 aircraft over the next 30 years and worth in excess of Euro 50 billion. Eurofighter has already been selected in Greece and in Austria; further export opportunities are believed to exist in Europe, the Middle East and the Far East.

Eurofighter Production

The respective production workshares of the participating partners within the Eurofighter consortium stand at 43% for EADS, 37.5% for BAE SYSTEMS and 19.5% for Alenia, reflecting the relative number of aircraft ordered. EADS is responsible for the centre fuselage, the flight control systems, the manufacture of the right wing and leading edge slats, as well as final assembly for the 180 aircraft destined for the German military and the 87 aircraft ordered by the Spanish armed forces. Eurofighter is a single source program, without redundancies in design or production responsibilities, leading to an efficient program cost structure. The final assembly of the Eurofighter takes place in the respective contracting country: in Germany at Manching, in Spain at Getafe, in the U.K. at Warton and in Italy at Torino.

Future Development of European Combat Aircraft

Management believes that the success of the next generation European combat fighter program requires that it be jointly developed with EADS' European competitors. Through the European Technology Acquisition Program ("**ETAP**"), the principal European defence contractors seek to identify means of combining their respective technologies and know-how with a view towards meeting this goal.

Training, Light Combat and Special Mission Aircraft

Management believes there is a high potential market for training and light combat aircraft. The competition in this sector is intense, with offerings from BAE SYSTEMS (Hawk), KAI/Lockheed Martin (T-50), Aermacchi (AM-346) and others.

Through the Advanced European Jet Pilot Training industrial team, EADS is well positioned to provide jet pilot training for the twelve participating air forces. The advance, high-performance jet trainer MAKO, currently in the definition phase at EADS, is designed as an optimal solution for this type of training.

In the field of special mission aircraft, the MPA-Replacement program is designed to replace the Bréguet Atlantics of the German and Italian navies, for which EADS/Alenia delivered a bid in 2002 based on the Airbus A321.

Military Aircraft Conversion and Technical Services

Management believes that the modernisation of military aircraft provides an important business opportunity for sustained growth and profitability. As well as providing a profitable after-market service to existing customers, aircraft modernisation operations provide access to new export markets for future sales of all types of aircraft, both military and commercial. The upgrading of military airframes is particularly attractive for countries with limited national defence budgets, such as those in the former "Eastern Bloc", Latin America, North Africa and some Asian regions. For these nations, the purchase of new multi-role aircraft is either politically or economically impractical, making upgrading the most cost-effective alternative.

EADS has established expertise in the field of military aircraft conversion and upgrades through programmes for such aircraft as Tornado, F-4 Phantom, F-18, F-5, MiG-29, Mirage F-1, C101 Aviojet, Harrier AV-8B, E-3A AWACS, P-3A Orion, C-160 Transall and Breguet Atlantic 1. These capabilities will be of particular value in capturing new markets, such as further upgrades of central European air force aircraft and the future support contracts for the Eurofighter.

The complementary skills and experience of EADS in many military aircraft programmes, including the manufacture of major aerostructure components for the entire Airbus family, allows it to offer a broad spectrum of products to multinational customers and to expand its customer base and export possibilities.

Regional Aircraft — ATR

Overview

ATR is a world leader in the market for regional turboprop aircraft of 40 to 70 seats. In 2001, EADS and Alenia decided to transition from the original consortium structure of ATR into a new company, ATR Integrated. After contribution of their shares and certain industrial assets dedicated to ATR consortium structure in 2001, EADS and Alenia each have a 50% stake in ATR Integrated. The new organisation is intended to facilitate response to market demands, resource allocation, and ultimately to reduce production and operating costs. EADS' 50% stake in ATR Integrated contributed 7% of Aeronautics Division total revenues in 2002.

MARKET

The regional aircraft industry has experienced concentration in recent years. During the 1990s, a number of manufacturers merged, closed or ceased production of regional aircraft, leading to the withdrawal from the market of BAE Jetstream, Beechcraft, Fokker, Saab and Shorts. As of December 31, 2002, the worldwide market for turboprop aircraft of 40-70 seats in production was dominated by two manufacturers: ATR with 50% of the cumulative orders and Bombardier of Canada with 50%. In 2002, ATR registered orders for 11 new and 35 used aircraft, and it delivered 19 new aircraft.

PRODUCTS AND SERVICES

ATR 42 and ATR 72 Series Aircraft. Commencing with the ATR 42, which entered service in 1985, ATR has developed a family of high-wing, twin turboprop aircraft in the 40-70 passenger market that are designed for optimal efficiency, operational flexibility and comfort. In 1996, in order to respond to operators' increasing demands for comfort and performance, ATR launched a new generation of aircraft designated the ATR 72-500 and ATR 42-500. Like Airbus, the ATR range is based on the family concept, which provides for savings in training, maintenance operations, spare parts supply and CCQ.

With cumulative orders for 370 ATR 42 series aircraft, the series was the best selling aircraft in its market segment (50-seat turboprops) in terms of total orders as of December 31, 2002. As of December 31, 2002, cumulative orders for ATR 72 series aircraft stood at 306.

Customer Service. ATR has established a worldwide customer support organisation committed to supporting the aircraft over its service life. Service centres and spare parts stocks are located at Toulouse, in the vicinity of Washington D.C. and in Singapore. Implementation of the cooperation agreement concluded in 2001 with EMBRAER for the creation of AEROCHAIN, an e-marketplace designed to enhance support services across all areas of airline operations (training, spares, technical publications and maintenance planning) commenced in 2002.

ATR Asset Management. In line with industry practice, a significant portion of orders received by ATR is conditional on its assistance in financing the purchase either through leasing or loan guarantee arrangements. The ATR Asset Management Division manages the resulting risk and responds to the growing market for second-hand aircraft. By assisting in the placement and financing of used and end-of-lease aircraft, ATR Asset Management has helped broaden ATR's customer base, notably in emerging markets, by providing quality reconditioned aircraft at attractive prices and has helped maintain residual values of used aircraft. In the past, clients for such used aircraft have subsequently purchased new aircraft as they have gained experience in the operation of ATR turboprops. Returned aircraft generally remain out of service for approximately five months awaiting reconditioning and resale or leasing, subject to market conditions. ATR has been successful in implementing its strategy of consistent reduction of sales financing exposure.

PRODUCTION

The ATR facilities are located near Naples, Italy and at Saint-Nazaire and Saint-Martin near the Toulouse airport in France. Final assembly, flight-testing, certification and deliveries take place at the Toulouse site. ATR outsources certain areas of responsibility to the Airbus Division, including wing design and manufacture, flight-testing and information technology.

GENERAL AVIATION

EADS SOCATA

EADS Socata manufactures a range of light aircraft for the private civil aircraft market and also engages in aerostructures subcontracting, producing materials and subassemblies for EADS' other aircraft operations, including Airbus. In the general aviation field, EADS Socata has developed over the past 20 years a range of piston engine aircraft, the TB family, and the monoturboprop pressurised TBM 700. These new-generation aircraft compete with products based on models that date back to the 1950s. Many aircraft in the general aviation market are nearing the end of their service life. As a result of strong market acceptance, particularly in the U.S., EADS Socata increased the production rates of its TB and TBM 700 families in 2002. To improve its penetration of the U.S. market, which represents 60% of its general aviation sales, EADS Socata is developing a U.S. distributor network.

Since launching its aerostructures activity in the early 1960s, EADS Socata has positioned itself as a first-line subcontractor for complete assemblies. EADS Socata is experienced in the use of composite materials for aircraft structural elements; in particular for the Airbus A330/A340, as well as metal-composite combination technology and forming of large-dimension metal panels. In addition, EADS Socata carries out design work for a number of European aviation programmes, including Airbus, Eurocopter, Mirage and Falcon aircraft.

AIRCRAFT CONVERSION AND TECHNICAL SERVICES

OVERVIEW

EADS is a major provider of aircraft conversion and technical services for airlines.

In the fields of aircraft conversion and technical services, EADS combines the operations of EADS Sogerma Services and Elbe Flugzeugwerke GmbH ("**EFW**"). Management believes that the concentration of expertise in a stable pool of highly skilled workers enables EADS' aircraft conversion and technical services group to perform services on a wide range of aircraft, including all of the aircraft produced by EADS. In addition, the exchange of skilled workers in response to cyclical variations in the market occurs increasingly within the aircraft conversion and technical services group, generating synergies. Moreover, EADS can use knowledge gained through maintaining Airbus aircraft to improve initial product quality and reduce maintenance costs.

In the field of commercial aircraft technical services, knowledge exchange within EADS will benefit maintenance of early-generation Airbus aircraft and facilitate maintenance activities for newer aircraft such as the A320 or A330/A340. Management believes that integrated packages, designed to meet customers' full range of service requirements, will be particularly attractive to small and medium-sized airlines.

Management believes that joint marketing of maintenance and conversion work has been beneficial, since EADS has been retained to perform maintenance for a large number of converted aircraft.

Commercial Aircraft Conversion — EFW

Conversion of passenger aircraft into freighter aircraft ("**P to F**"), which generally requires 30,000 to 40,000 working hours and requires highly-skilled workers to modify the aircraft structure as well as passenger related systems, such as air conditioning, heating and lighting, is the modification most proposed to commercial aircraft owners. Conversion kits comprise original parts, known as Original Equipment Manufacturer or "OEM" parts from the corresponding Airbus serial freighter versions, and result in a converted aircraft that is very similar to a freighter from the series production.

Market. The market for civil aircraft freighter conversion encompasses freight service airlines such as UPS or Federal Express, airlines with small aircraft fleets and finance groups. Two considerations drive the aircraft operators' decision to convert existing passenger aircraft to freighters: first, conversion is the most efficient way to obtain a relatively modern freighter; second, it maintains residual values of the aircraft at relatively high levels by extending revenue-generating service life.

According to Airbus estimates, airfreight is expected to grow faster than passenger traffic in the next 20 years. Given the retirement of older aircraft, an estimated 1,900 dedicated cargo aircraft should meet this demand, of which roughly 75% would come from the conversion of passenger aircraft. However, as a result of the current economic downturn, and despite brisk orders in 2002, particularly from Federal Express for the newly developed A300-600, near term risks weigh on the full utilisation of EADS' installed conversion and aerostructure manufacturing capacity.

EADS' main competitor in the freighter conversion business is Boeing, which now offers P to F conversions for its complete range of aircraft except B777 and ex-MD aircraft. With the discontinuation by BAE Services of its A300 B4 and A300-600 conversion programmes, there is currently no near-term competitor for Airbus P to F conversions.

Products. In the field of P to F conversions, EADS specialises in the conversion of Airbus A300 and A310 passenger aircraft to cargo usage. EADS is building on this specialisation by adding versions such as, in 2001, the A310-300, and in 2002 the A300-600, to position itself for future upcoming conversion programmes. In addition to Airbus freighter conversions, EFW is also the single source supplier of Airbus passenger cabin floor panels for all Airbus models.

Commercial Technical Services — EADS Sogerma Services

EADS Sogerma Services focuses primarily on two business lines: (1) aircraft and equipment maintenance, repair and overhaul ("**MRO**") and (2) aerostructure manufacturing, primarily for Airbus. Revenues from EADS Sogerma Services in 2002 totalled 12% of total revenues of the Aeronautics Division.

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MRO. Maintenance activities provided by Sogerma include periodic airframe maintenance services, system modifications and cabin interior upgrades, and structural repairs as required for large commercial aircraft. These services are carried out in facilities in Bordeaux, France; Lake Charles, United States; and Monastir, Tunisia. Sogerma also provides services for military fighter and transport aircraft, including C-130 checks for African and Latin American clients at Maroc Aviation in Casablanca. The conversion of a DC9 into a technology demonstrator was completed for Thales, as was the modernisation and systems upgrade of 40 Mirage combat aircraft. Additionally, Sogerma is an approved outfitter for Airbus corporate jets, with services performed in Toulouse, France.

Sogerma also is a specialist in small engines (SECA in Le Bourget, France), landing gear, APU (Revima in Rouen, France) and avionics MRO (Bordeaux, France) and has additional facilities in the United States (Barfield, Miami) and the Far East (Sogerma Asia in Hong Kong). Finally, Sogerma designs and manufactures top-of-the-line cabin interior components and first and business class passenger seats.

Aerostructures. In the aerostructures field, Sogerma is involved in the design and manufacture of fuselage panels and sections for Airbus aircraft as well as in composite components for aeronautical and general industrial applications. Metal work is conducted in Rochefort, France, while composites activities are conducted at Composites Aquitaine in France and Composites Atlantic in Canada.

4.1.5 DEFENCE AND CIVIL SYSTEMS

INTRODUCTION AND OVERVIEW

The Defence and Civil Systems Division (the "**DCS Division**") is active in the fields of missile systems, systems and defence electronics, services and telecommunications. On a consolidated basis, the DCS Division earned revenues of Euro 3.3 billion in 2002, representing 11% of EADS' total 2002 revenues.

Since the formation of EADS, the DCS Division has been reorganising and redeploying assets (i) to reduce excessive dependence on stagnant (and in some cases, shrinking) defence expenditures in segments of the key German and French markets and (ii) to improve access to the U.K. market.

In 2002, the DCS Division continued the integration and restructuring activities commenced in 2001, including workforce adaptation and site optimisation, as well as the creation of the Division's four business areas — Missile Systems (MBDA and EADS/LFK), Systems and Defence Electronics, Services and Telecommunications. These efforts were successful in returning the DCS Division to profitability in 2002.

The DCS Division's near term growth is mainly driven by existing programmes under contract and new programmes confirmed under governmental long-term funding plans. These programmes include MBDA and LFK missile systems (e.g., Meteor, Taurus, Aster, Scalp EG/Storm Shadow), airborne systems for Eurofighter, Tiger, NH90 and other EADS platforms, command/control/communication/intelligence ("**C3I**") systems (SCCOA, SIR for France, ACCS for Germany), naval combat systems and subsystems for Germany, and outsourced defence services such as flight operations services provided by subsidiaries in France (AVDEF) and Germany (GFD).

In France, approval of the *Loi de Programmation Militaire* (multi-year defence funding plan) by the new government provides opportunities for the DCS Division in the fields of new and upgraded missiles (Exocet, Aster, Scalp Naval) and unmanned aerial vehicles ("**UAVs**"). In Germany, new defence budget constraints may generate additional delays in expected order intakes, as defence programmes are being reviewed and remain subject to the approval of the German parliament. In the U.K., the DCS Division is involved in key bids for programmes such as the Future Strategic Tanker Aircraft ("**FSTA**"), Ground Based Air Defence ("**GBAD**") and Combined Aerial Target Services ("**CATS**").

In addition, various Franco-German and NATO defence initiatives are expected to open new opportunities for EADS' defence-related products and services.

STRATEGY

Through continued organic growth of existing businesses and the development of new markets and products, the DCS Division aims to contribute to the further development of EADS' overall defence activities. The strategic priorities of the DCS Division are as follows:

- **Improve access to growth markets**

  Beyond focusing on increasing sales of existing products to its traditional export markets, EADS seeks to expand its local presence in the U.K. defence market and to penetrate the U.S. defence market.

  Among European nations, the U.K. has the largest and fastest-growing defence procurement budget. To capitalise on the opportunities provided by the U.K. market, the DCS Division aims to transition from a provider of subsystems to a prime contractor for projects such as the GBAD program. To further improve access to this important market, EADS will leverage its strong industrial presence in the U.K. and partnerships with local defence contractors.

  The U.S. represents the world's largest defence market, but it is generally closed to non-U.S. contractors. The DCS Division has a three-pronged approach to penetrating the U.S. market: (i) focus on niche markets for products such as the Hellas obstacle avoidance system for helicopters and the TRS 3D radar for the U.S. Coast Guard; (ii) actively participate in trans-Atlantic cooperations such as the antimissile surface to air missile ("**MEADS**") project with Lockheed Martin and NATO AGS (air to ground surveillance) with Northrop Grumman; and (iii) explore opportunities for potential acquisitions and partnerships.

- **Leverage existing capabilities to become a leading provider of integrated defence and security systems**

  The DCS Division is ideally positioned to meet European government demand for integrated, network-enabled defence and homeland security systems. The DCS Division's unique capabilities in telecommunications, C3I and ISR put it at the centre of efforts to develop a European approach to network centric warfare, taking advantage of technological assets throughout the EADS product portfolio.

Investments in new systems such as UAVs for strategic and theatre intelligence, C3I for battle management, and secured telecommunications networks are aimed at improving the effectiveness of combat and homeland security forces. Within EADS, the DCS Division seeks to play a role as prime contractor for integrated defence systems. It has been awarded a key contract for the EuroMALE UAV and is currently testing of the EuroHawk high-altitude long-endurance UAV fitted with European mission systems designed by EADS. In conjunction with other business divisions within EADS, the DCS Division is also involved in the European development of a ballistic missile defence program study for NATO.

Missile Systems

Introduction and Overview

The consolidation of the aerospace and defence industry in the United States and Europe is leading to further integration of European missile systems manufacturers. On December 18, 2001, EADS, BAE SYSTEMS and Finmeccanica formed MBDA, which combines the businesses of Matra BAe Dynamics ("**MBD**"), Aerospatiale Matra Missiles ("**AMM**") and the missile systems activities of Alenia Marconi Systems ("**AMS**"). EADS holds a 37.5% stake in MBDA, while BAE SYSTEMS holds another 37.5% and Finmeccanica 25%. Pursuant to a shareholders' agreement, EADS and BAE SYSTEMS together exercise certain controlling rights through MBDA Holdings, a holding company with the right in perpetuity to nominate the CEO, one of the two COOs and the CFO of MBDA. One year after its formation, MBDA is now a fully integrated company offering a broad portfolio of optimised missile solutions for all missions and developing new missile systems with a focus on the surface to air/land and ship-based sectors. MBDA formed a joint venture in 2002 for its Spanish missile activities and is currently finalising a joint venture with Celerg (MBDA-SNPE) and Royal Ordnance Rocket Motors. MBDA is also considering a further joint venture with respect to its German-based missile business.

EADS' Missile Systems group (comprised of MBDA and EADS/LFK) offers solutions for air dominance, land control and sea power missions through its innovative range of tactical missiles. MBDA currently has a total of 45 missile, missile system and countermeasure programmes in production or in operational service and a further 30 in development or advanced studies. MBDA competencies encompass all critical subsystems such as warheads, seekers, propulsion, proximity fuses and guidance systems. MBDA, as the pole of EADS' missile activities, provides the industrial basis for the much needed standardisation of weapons of the main European countries. Through EADS, it enjoys a geographically diverse customer portfolio: through a multinational network of subsidiaries EADS has direct access to the major European domestic markets for missile systems in France, Germany, Italy, Spain and the United Kingdom. The Missile Systems group also has a stable foothold in export markets including, through EADS/LFK, close links to trans-Atlantic business via co-operations on MEADS, Stinger, Patriot, PAC3 and RAM.

Revenues from the Missile Systems group in 2002 represented 40% of total revenues of the DCS Division.

Markets

Market data in the missile sector is limited due to the classified nature of this information and the sensitivity of buyers and sellers of missile systems to the general dissemination of such information. The figures mentioned in this section are therefore based solely on estimates by EADS and not on official, publicly available information.

The current worldwide market for missile systems is estimated to exceed Euro 10 billion. It is expected to increase due to (i) the development of new products (such as tactical ballistic anti-missile systems and stand-off guided weapons), (ii) new missile-carrying platforms entering into production phase (Mirage 2000-5/9, Rafale, Eurofighter, Gripen, Tiger helicopter, new frigate and aircraft carriers) and (iii) requirements stemming from new operational doctrines, changes in the geopolitical environment and lessons learned from the most recent conflicts.

The conflicts in Kosovo and in Afghanistan have highlighted the importance of standoff precision guided weapons, which are fired from a distance. The increasing importance of airspace dominance and the recent focus on homeland security is expected to lead to a greater emphasis in European defence budgets on next generation surface-to-air and air-to-air missiles (as confirmed by the recent Meteor contract). EADS is particularly well positioned in these segments with its renewed range of products.

At present, European firms cannot easily penetrate the U.S. market. Due to political support, national U.S. companies such as Raytheon, Lockheed Martin and Boeing dominate this market. Other countries, such as Russia and China are also inaccessible for political reasons. However, certain transatlantic programmes related to NATO's Defence Capability Initiative may present an initial basis for closer future cooperation.

Four principal defence contractors are active in the worldwide market for tactical missiles and missile systems. As measured by revenues, MBDA ranks second behind Raytheon (U.S.), and is tied with Lockheed Martin (U.S.) and ahead of Boeing (U.S.). In addition to political considerations and budgeting, key buying factors for the customer include price, performance of individual products, adherence to specifications, launch platforms and system support.

Products

Fitting the primary strategic purposes of air dominance, land control and sea power, missile systems can be divided into seven principal categories according to the launch platforms and targets involved: (1) air to air, (2) air to surface, (3) ground to air/ATBM, (4) surface to air/naval, (5) anti-ship, (6) anti-tank, (7) surface to surface, deep attack. EADS is active in all of these categories.

The table below lists the programmes in which EADS participates as prime or major-contractor either directly or through joint ventures. The parentheses indicate products still at the tendering stage.

Type of Missile	Purposes	Key Products or Projects
Air to Air	Short range	ASRAAM
	Medium range	MICA
	Long range	Meteor
Air to Surface	Short range	Brimstone — AFDS-Diamond Back — Bang
	Stand-off with sub-munitions	Apache — DWS39/AFDS
	Stand-off unitary warhead	Scalp EG/Storm Shadow — Taurus
	Prestrategic stand-off	ASMP — ASMP A/VESTA
	Anti-radar	ALARM
Ground to Air/ATBM	Very short range	Mistral — Stinger (under license)
	Short range	VL Mica — Roland — Rapier — Spada — LFK NG
	Medium range	Aster SAMP/T — MEADS — Patriot/PAC 3
Surface to Air/Naval	Very short range	Mistral
	Short range	VL Mica — VL Seawolf — Albatros — RAM
	Medium range	Aster/PAAMS — Aster/SAAM — ESSM
Anti-ship	Light	Sea Skua — AS 15 TT — NSM — Marte — (Polyphem S)
	Heavy	Exocet — Kormoran 2 — Otomat
	Anti-submarine	Milas
Anti-tank	Short range	Eryx
	Medium range	Milan — (Trigan)
	Long range	HOT — LR Trigat
Suface to surface, deep attack	Ground-to-ground	G-MLRS — (Polyphem)
	Sea-to-land	Scalp Naval

The most significant programmes under production are currently the Mica, the Aster, the Scalp EG/Storm Shadow, the Taurus and the Meteor with the bulk of deliveries scheduled between 2003 and 2007.

In April 2002, Malaysia placed a Euro 175 million order (following its order for the Sea Skua in 2001) for the short range air defence (SHORAD) Jernas missile system. The French navy confirmed the launch of a naval version of the Storm Shadow family, the Scalp Naval, with the signing of a product development risk reduction contract. In 2002, the French MoD confirmed the launch of the next generation of the anti-ship MM40 missile family, the Exocet Bloc 3. Overall, the Exocet anti-ship missile obtained significant export success in 2002.

In August 2002, the German MoD and TAURUS Systems GmbH ("**TSG**"), a wholly owned subsidiary of LFK, signed a Euro 485 million contract for the stand-off guided missile system TAURUS. This contract, which covers series preparation, series production and establishment of logistic supportability, is of financial and strategic importance for EADS/LFK. The TAURUS series contract represents the largest contract (in Euro terms) for EADS/LFK in the past fourteen years and is expected to strengthen EADS/LFK's position in the German defence market.

The signature of the Euro 1.82 billion fixed price METEOR prime contract by the governments of France, Germany, Italy, Spain, Sweden and the U.K. on December 23, 2002 was a key event for MBDA. The METEOR missile family is the future air-to-air armament of all next-generation European combat aircraft platforms (Eurofighter, Typhoon, Rafale and Gripen).

In 2002, successful development milestones were passed for a number of missile programmes — the first vertical launch of VL Mica; operational qualification of the Aster 15 through a live firing from the French aircraft carrier Charles de Gaulle; a qualification test firing of the SAAM/Italy from the Italian test vessel Carabinere; and testing of the Aster SAMP/T, the land version of the Aster/PAAMS missile.

The air-to-air short range missile ASRAAM entered into service with the U.K. Royal Air Force in 2002 and is currently undergoing testing in advance of operational deployment. The missile is now used by both the U.K. and Australian air forces. In addition, the first Apache and Scalp EG/Storm Shadow missiles were delivered to the French and U.K. air forces and are currently undergoing a series of qualification tests with both customers.

Transatlantic cooperation programmes are focused on air defence systems. Besides participation in the Patriot program, the German-Italian-American MEADS missile made significant progress with the signature of a tripartite memorandum of understanding for the pre-development of phased risk reduction. EADS was selected in 2001 as a key member in both competing consortia mandated by NATO to conduct a feasibility study of an anti-missile defence system intended for air forces deployed in theatres of operation. LFK is a prime contractor for the Eurostinger project and Raytheon's partner for ship-based air defence systems such as RAM.

EADS and MBDA often conduct their activities through jointly owned program companies, joint ventures and consortia, such as EUROMEADS, Euromissile and EMDG. In February 2002, MBDA created the Inmize joint venture in Spain with Indra, Izar and EADS-CASA. MBDA holds a 40% stake in Inmize and EADS-CASA holds an additional 10% stake. In June 2002, MBDA and Thales agreed on a formal co-operation on seekers, particularly for the Meteor program, and MBDA, LFK and Rheinmetall Detec entered into an agreement to offer a combined naval 35mm gun and Mistral missile solution.

In addition to its key activities in missiles and missile systems, EADS also designs and manufactures, both itself and through participations, critical missile sub-systems such as warheads, propulsion devices, proximity fuses and guidance systems. These sub-systems account for more than half of a missile's cost. More than three-quarters of the sub-systems produced by EADS are for its own missiles. EADS is also active in other missile sub-systems such as launch structures, missile-platform mechanical and electronic interfaces and missile thermal batteries. EADS, MBDA, Finmeccanica, BAE SYSTEMS and SNPE signed a shareholders' agreement in 2002 for the formation of ROXEL (Rocket Motors JV, held equally by MBDA and SNPE). Closing of the deal is expected in early 2003. This joint venture reflects an ongoing consolidation of the European major missile sub-systems industry.

MBDA is also a significant provider of airborne self-protection counter-measure systems for combat aircraft, transport aircraft and helicopters.

Customers and Marketing

Orders for missile systems originate from MoDs. Budgetary constraints have led European MoDs to focus on standardised products and to the harmonisation of European government purchases. Management believes this trend could benefit EADS as well as its customers; allowing interoperability, better allocation of research and development budgets, larger production runs and standardisation of the product line.

Systems & Defence Electronics

Introduction and Overview

Battlefield superiority and net-centric warfare increasingly require robust solutions for collection, management and distribution of information, and seamless integration from source to end-user, whether airborne, land or sea-based. The Systems & Defence Electronics business unit contributes to secure information and processing of data obtained from sensors and flowing into decision-making and management systems capabilities.

Systems are marketed either as discrete equipment and sub-systems or as integrated systems providing the customer with turnkey solutions. EADS masters almost all the sub-domains and elements of these systems. EADS provides complete surveillance systems including platforms, sensors, ground segment and underlying command and control systems or full intelligence systems combining image intelligence and signal intelligence.

In 2002, 30% of the total revenues of the DCS Division came from the Systems & Defence Electronics business unit.

MARKET

EADS believes that the defence systems and defence electronics segment will grow in the medium to long term even if European defence budgets overall should decline. Most recent conflicts have shown an increasing need for interoperability of C3I defence electronic equipment among armed forces.

EADS' main competitors in defence electronics are large U.S. or European companies (Raytheon, Lockheed Martin, Thales and BAE SYSTEMS) as well as competitors from Israel.

PRODUCTS

C3I Systems

Command, control, communication and intelligence ("**C3I**") systems form an essential part of current and future battlefield management. These computerised systems establish the overall battlefield picture and support the command and control process over all command levels, from a tactical, battlefield-level through to a higher, strategic command level. They can be used both in simulation and training modes.

The main objectives of C3I systems are timely information display and reliable and rapid data exchange among forces, including within coalitions. In response to the increasing demand for interoperability and improved information exchange, EADS is integrating standardised protocols and electronic documents. EADS is a major designer and supplier of C3I systems to the three branches of the armed forces in France and Germany, and the Joint Staffs in Germany, France and NATO.

Intelligence, Surveillance and Reconnaissance Systems ("ISR")

EADS has considerable systems capabilities with respect to strategic and tactical airborne and satellite-based reconnaissance and surveillance systems. EADS' activities include the design and production of systems and sensors, payload integration with platforms, ground stations, image exploitation and data processing. EADS provides mission equipment, such as the synthetic aperture radar, for manned and unmanned platforms.

Following the first generation of reconnaissance drones (CL289) delivered by EADS to the French and German armies, which were used in operations in the former Yugoslavia, EADS is currently developing a novel Medium Altitude Long Endurance ("**MALE**") UAV system covering the full spectrum of intelligence, surveillance and reconnaissance missions. An initial evaluation of the MALE UAV is being carried out under a contract with the French MoD, with a successful test flight performed in 2002. The MALE UAV is being marketed globally, with a particular focus on European customers.

At the initiative of the U.S. and German MoDs, Northrop Grumman and EADS are assisting with the first European global demonstration flight of a EuroHawk drone, a combination of an existing U.S. system (GlobalHawk) with European electronics and sensors. EADS is responsible for the concept, the sensor system, and integration of the sensors on the EuroHawk platform. Cooperation between EADS and Northrop Grumman on this high altitude long endurance UAV system will help meet urgent European airborne ISR needs.

EADS is a European leader in satellite image processing and ground stations and has been selected by the U.S. Air Force as the contractor for the Eagle Vision multi-satellite ground data terminal. EADS has a significant share in the ground segment for the German SAR-Lupe radar satellite program and is also a principal contractor for the image processing stations in France of the Helios military observation satellites and of the SPOT civil observation satellites.

EADS will play a key role in future joint ISR systems involving airborne manned vehicles, UAVs and space-based resources, including the NATO Airborne Ground Surveillance program. EADS is the lead company in the five-nation development of a synthetic-aperture radar for NATO's airborne ground reconnaissance and its demonstrator SOSTAR-X, as well as for its common ground station. Within joint ISR systems, EADS is already under contract for a ground system that will integrate current and future reconnaissance and surveillance systems based on Internet technology.

Airborne Systems

EADS is the German partner for a number of airborne multi-mode radars such as the Captor (formerly ECR 90) radar in the Eurofighter and also has significant activities in systems services, systems maintenance and upgrade. Fighter aircraft systems are typically upgraded several times during the aircraft's life cycle. Recent examples of programmes include the improvement of the F-4 Phantom fighters radar and the Tornado nose radar program.

As a participant in AMSAR, a German, French and British consortium, EADS is involved in the development of a technology program for the future generation of airborne radars for combat aircraft.

EADS holds a 50% stake in United Monolithic Semiconductors ("**UMS**"), a joint venture with Thales. The UMS joint venture provides EADS with access to gallium arsenide technology for next generation radars with active phased arrays and synthetic-aperture radars.

EADS also supplies passive electronic warfare units, such as the Radar Warning Receiver for Tornado and Transall aircraft, and active electronic countermeasure units, such as the Tornado Self Protection Jammer and towed decoy. EADS will provide a special electronic warfare suite to the German MoD for the first batch of Tiger combat helicopters. EADS was also awarded the integration of the EuroDASS (Defensive Aids Subsystem) electronic self-defence system on Germany's 180 Eurofighters.

The EADS portfolio also comprises digital map units for flying platforms and obstacle warning systems for helicopters. In addition, having developed the Identification Friend Foe-Subsystem ("**IFF**") for the Eurofighter, EADS, through a 50/50 joint venture with Thales Communications, has been awarded a next generation IFF production contract by the German Federal Office of Defence Technology and Procurement. EADS is also developing multi-sensor integration and data fusion technology, which is a key future technology in this area. Additional products offered by EADS in the field of communication and identification include data links and MIDS (multi-function information distribution system).

As a major German work share partner in the field of military mission avionics for the A400M, EADS assumes the sub-system responsibility for the mission management system and for the defensive aids sub-system.

Integrated Sensor Systems

The Systems and Defence Electronics unit is active in the area of air defence on both naval platforms — e.g. frigates or corvettes — and land based systems on the army or air force battalion/battery level. One of the unit's strengths is the generation of interoperability between weapon systems (from MBDA and others) and higher echelon C3I systems through the use of state of the art command and control systems.

Through the Systems and Defence Electronics unit, EADS supplies electronic equipment for navy vessels. This includes radar systems, equipment for electronic warfare, combat direction systems and naval communications, which are integrated to complete "combat systems". The combat direction system for the new German and Dutch LFC Frigate is being developed through ET Marinesystem GmbH, a joint subsidiary with Thales Netherlands.

EADS, as subcontractor for the construction of five K130 corvettes for Germany, is responsible for the combat system's deployment software and for parts of the shipboard sensor systems (including the multimode radar) and communications. In 2001, Finland chose EADS as prime contractor and system integrator of the Squadron 2000 program. The program involves equipping two fast patrol boats and four hovercraft with the EADS Combat Management System and the TRS-3D radar. These systems provide high-speed accurate fusion, analysis and transmission of large quantities of sensor data during joint naval operations. EADS also exports optical (infra-red and visible) fire control units for missile systems and guns onboard ships.

EADS provides fixed and mobile, ground-based air defence radars, electronic warfare and identification systems for ground forces as well as radar systems for military air traffic control. These include sensors for tank self-protection and control systems for weapons and tank turrets. EADS also supplies both coastal and battlefield surveillance systems.

EADS' signal intelligence products monitor the electro-magnetic spectrum to provide information about enemy forces from the ground as well as from the air. These products are a key element to attaining information superiority. EADS also produces countermeasure systems (jammers) to disrupt adverse communications.

Customers and Marketing

Key customers for defence electronics are MoDs or Ministries of the Interior, primarily in France and Germany. Through various joint ventures and cooperations, EADS has access to MoDs of other NATO customers, in particular in the U.K., Spain and Italy. Export markets also offer growth opportunities. Joint ventures with other prime contractors help to secure market access in Europe and worldwide.

SERVICES

Introduction and Overview

Until the end of 2002, EADS organised its defence and civil systems service activities around four main areas: (1) outsourced services, (2) test and related services, (3) system engineering services and (4) engineering solutions services. At year-end, the engineering solutions services of MDTV were sold to IBM, resulting in EADS' exit from this business. Internet and operator services were divested in 2001.

The growing complexity of modern systems and engineering tools and the requirement for cost-effectiveness lead customers to seek turnkey solutions and not just the purchase of stand-alone equipment. Because of its technical and organisational capabilities, EADS can pool the technical resources and products of its various subsidiaries and external suppliers to offer such turnkey solutions.

For military forces, outsourcing is an effective solution to the problems of tight public budgets and to the reduction of military personnel. In order to maintain its position as prime contractor with military customers and to generate profitable growth in stable defence markets, EADS aims to play a key role in such outsourcing of defence activities.

The Services business unit contributed 8% of the DCS Division's total 2002 revenues.

Products

Outsourced Services

EADS Services forms part of a consortium (ISIC 21) with CSC Ploenzke and Mobilcom ranked by the German MoD as a "preferred bidder" for Germany's Euro 6.5 billion Herkules project (outsourcing of the communication and IT services of the German MoD). The EADS share in this project, if awarded, is expected to amount to Euro 1.5 billion over the next ten years. The project award is expected in 2003.

EADS Services, together with other EADS business units as well as partners in the U.K., is a participant in the Air Tanker consortium, one of two groups competing for the FSTA project of the U.K. MoD. FSTA represents the largest private financing initiative project in Europe in over 27 years. The project award is expected in 2003.

EADS also participates in various outsourcing projects for French, German, Spanish and U.K. military customers in the field of logistics, training, telecommunications and flight operations.

In 2002, to further strengthen its portfolio in outsourced military services, EADS acquired *die Gesellschaft für Flugzieldarstellung* ("**GFD**"), complementing its acquisition in 2001 of a majority stake in AVDEF. GFD (in Germany) and AVDEF (in France) provide training services to the German and French navies and air forces for air defence, in addition to other commercial services in Europe and North America. GFD has been officially selected by the German MoD for a flight operations contract from 2004 until 2008 (target towing, ELOKA training). AVDEF has experienced an average 20% growth per year in revenues over the last three years.

With its interests in AVDEF and GFD, EADS Services is well positioned to participate, through a consortium with Serco, in the CATS tender with the U.K. MoD.

Test Solutions and Related Services

The increasingly complex electronics used in aircraft and weapon systems require continuous equipment maintenance testing.

EADS Services, through the Test & Services unit, has a leading position worldwide in terms of market share for multi-purpose civil aviation test systems and services and is the largest European supplier of multi-purpose defence test equipment. In addition, EADS provides mobile test equipment for airborne sensors such as radars.

In 2002, Test & Services received important orders from Dassault Aviation (for the Mirage 2000 and the Mermoz program for Rafale) and from the French MoD (for the Leclerc tank electro-optical light-replacable-units). Outside of Europe, EADS Services has pursued the development of testing activities in the U.S. through TYX and ARC, which EADS acquired in 2001. Despite decreasing commercial airline-related business in the U.S. in 2002, EADS, in cooperation with Honeywell, won an important contract for new generation test systems.

System Engineering Services

EADS, through APSYS, provides technical studies and expertise relating to security and safety of complex systems. Major contracts were awarded in 2002 by Airbus and by the oil industry (BP, Shell, TotalFinaElf).

82-34662

Engineering Solutions Services

EADS Services, through MULTICOMS, offers international voice services for traffic headed to difficult to reach destinations and for cellular networks.

TELECOMMUNICATIONS

INTRODUCTION AND OVERVIEW

EADS Telecom gathers all EADS activities in communications networks for defence, public safety and civil secure markets. It focuses on providing fully integrated fixed and wireless networks enabling convergence of voice and data using the latest technologies such as Internet protocol.

Revenues from the Telecommunications business unit in 2002 represented 22% of total revenues of the DCS Division.

MARKETS

Defence: EADS Telecom provides secured networks and applications corresponding to the increasing needs of its customers (primarily NATO countries) for infrastructure or theatre networks rapidly deployable by joint rapid reaction forces. This market is driven by the increasing use of "commercial off the shelf" ("**COTS**") technologies to provide the customer with high value solutions at reduced cost. The defence market is characterised by a strong demand for interoperability and by the convergence of different communication sub-systems (infrastructure networks, theatre networks, tactical networks, satellite links, mobile networks, C3I) to a single platform enabling seamless voice/data communications from "headquarters and soldier". EADS' significant competitors in this market are Thales, BAE SYSTEMS and U.S. system integrators such as General Dynamics and Northrop Grumman.

Public Safety: EADS Telecom provides police, fire brigades, health service and civil protection organisations with secure mobile network systems. These systems offer wireless communications with features such as encryption and integration with applications such as C3I, GPS positioning, databases and portals, group communications, individual communication with different levels of priorities and walkie-talkie mode. In this market, Motorola is EADS Telecom's main competitor, along with Nokia and U.S. systems integrators such as General Dynamics and Raytheon.

Commercial Systems: EADS Telecom provides integrated communication systems to airports, transport companies (for fleet management) and sensitive industry sites (e.g., nuclear power facilities). EADS Telecom turnkey solutions are mainly based on radio communications systems as well as on PABXs. EADS Telecom also develops call centre systems for large corporations and remote sites. Its principal competitors in the commercial systems field are Alcatel, Cisco, Nortel and Avaya.

Commercial Products: EADS Telecom provides enterprises with communication networks based on its PBX IP range of products. In this segment, EADS Telecom uses an indirect sales model, relying on partners such as distributors and operators to maximise its market coverage. The communications networks of large corporations organise and transmit data and voice over their internal computer and telephone systems. Enterprise solutions networks consist of switching systems and trunk lines that handle the centralised flow of voice and data traffic between the local networks and user terminals of private business networks. Current market trends focus on the integration of voice and data networks through increasing reliance on Internet protocols.

Through its subsidiaries in France, Germany, Spain, the U.K., the U.S. and Mexico, EADS Telecom benefits from a multi-domestic presence, providing it with local name recognition and direct access to its target customers.

PRODUCTS

Military and Secure Telecommunications

Management believes that the technologies employed in civil telecommunications will play an increasingly important role in secure mobile networks and military telecommunications. EADS is well positioned to take advantage of this trend by leveraging its technology portfolio and its superior access to governmental customers. EADS Telecom provides military communications networks, fixed networks, theatre and tactical networks and radio communications equipment for armed forces and governmental authorities involved in national security. These networks permit the secure transmission of information between different posts at all command levels.

Defence Market: In the defence sector, EADS Telecom markets its wireless and PBX product lines, taking advantage of its expertise in the integration of field-proven civil telecommunications technologies to provide products with a high value/cost ratio. EADS is the prime contractor for the TWACN/Cormorant theatre network and a major subcontractor for the Bowman Communication System for the U.K. armed forces. Overall, EADS Telecom has contracted to supply over Euro 200 million of communications equipment to the U.K. MoD in 2001 and 2002.

EADS Telecom has also been selected as a preferred bidder in large-scale secured telecommunications programmes such as Skynet 5 in the U.K. and Herkules in Germany. For the German MoD, EADS Telecom has delivered communication networks for Autoko 90, the semi-mobile tactical network of the German Army. EADS Telecom also will provide the rapid reaction forces of the German Army to be deployed in Afghanistan with four Tetrapol communication shelters and 1,200 terminals and mobiles. In the infrastructure network field, it is deploying MTGT, a fixed encrypted voice and data network based on its 6500 PABX, for the French armed forces.

EADS Telecom product offerings also include secured message handling applications such as the French MUSE system for military application.

Public Safety Market: The Tetrapol solution developed by EADS is a wireless professional mobile radio ("**PMR**") technology recognised as one of the two world leaders for digital PMR products (*Source: IMS*). There are currently 59 networks deployed and operating in 28 countries. The principal customers of Tetrapol include police and paramilitary forces. After successfully completing the nationwide deployment of the Rubis Network for the French Gendarmerie in 2001, EADS Telecom commenced the final stage of deployment of the Acropol system for the Parisian police forces. Acropol will eventually be extended to cover the rest of France by 2008. In Germany, EADS Telecom has bid for the deployment of the BOS public safety network based on Tetrapol technology. In Spain, the network is deployed with Telefonica, and already covers more than half of the country and police users. Tetrapol is also successfully deployed in the Czech Republic, Switzerland and Singapore, as well as in the U.S. on a U.S. army base (Fort Irwin).

In the U.S., EADS Telecom is leading the P 25 Phase II standard definition of wireless communications for safety and security communities and is working on transforming that leadership into commercial success through the recognition of Tetrapol 3G as a U.S. APCO Standard.

Commercial Telecommunications

In the commercial field, EADS Telecom is defending its market position in a depressed environment against competition from Alcatel, Avaya and Tenovis in France and Siemens, Ericsson and Nortel in Europe and in the U.S. EADS enterprise solutions provide data and voice-oriented communications solutions, call centre solutions and IP based solutions in Europe and in the U.S. EADS develops the 6500 PABX family, which is marketed to the civil, public safety and defence market. The next generation PABX, the Succession 6500 system, is a full IP solution, which will be at the core of all future EADS Telecom network solutions. In 2002, the French national railway company selected the Succession 6500 system for a major call centre with nine sites and 1,000 agents.

In addition, EADS offers services relating to architecture and administration of distributed information systems based on the IP technology for the civil market.

4.1.6 SPACE

INTRODUCTION AND OVERVIEW

EADS is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures and launchers. For 2002, the consolidated revenues of the Space Division amounted to Euro 2.2 billion, or 7% of EADS' total revenues.

The EADS Space Division designs, develops and manufactures satellites, orbital infrastructures and launchers largely through its subsidiaries Astrium and EADS Launch Vehicles ("**EADS LV**") and its CASA Espacio operations.

EADS also provides launch services, through its shareholdings in Arianespace, Starsem and Eurockot, as well as services related to telecommunications and earth observation satellites, through participation in dedicated joint ventures. For the defence market, EADS is also active in the fields of optronics and space equipment (e.g. earth and star sensors) through its subsidiary SODERN and in the field of laser technologies through its subsidiary CILAS.

Astrium is the leading European company in the space industry, spanning all major segments of the markets for satellites, orbital infrastructure and launcher components. Its satellite business supplies (1) telecommunications satellites to leading telecommunications service providers, (2) earth observation and science satellites to major national and international agencies and (3) military applications satellites to European MoDs. EADS currently controls 75% of the voting rights of Astrium through a direct equity stake of 66%, and an indirect stake through DADC and Dornier GmbH (both majority owned by EADS), which together own 9%, while BAE SYSTEMS holds the remaining 25%. In January 2003, EADS announced its agreement to acquire BAE SYSTEMS' 25% stake in Astrium. See "7.1.4 Recent Developments — Astrium".

EADS LV operates in the fields of commercial launchers and ballistic missiles. As the industrial architect for the Ariane family of launchers, it is responsible for the overall design of the launchers, the organisation and supervision of the industrial teams, and has responsibility for complete stages of Ariane 4 and Ariane 5. In addition, EADS LV supplies equipment for satellites and launchers. Furthermore, EADS LV is the exclusive supplier of ballistic missile systems to the French State.

In 2002, while the Space Division continued its restructuring actions leading to headcount reductions at EADS LV and Astrium, it initiated new actions to increase efficiency and boost profitability despite a challenging competitive environment: these revolve around increased focus on customer satisfaction, more aggressive cost reduction through integration, and streamlining management and functions. EADS commenced a drastic improvement plan for satellite activities in 2002, and is in the process of creating LiCo, a company combining Astrium's launcher and orbital infrastructure activities with those of EADS LV. Ongoing restructuring activities throughout 2003 are expected to result in a return to profitability in 2004.

STRATEGY

Management views the Space Division as an important enabler of EADS' future growth in the provision of comprehensive military and civil systems. In the military sector, competencies in the Space Division complement efforts throughout EADS in the development of network centric warfare capabilities, ballistic missile defence systems and secured telecommunications networks. In the civil sector, the Space Division is positioned to provide new growth opportunities in areas such as air traffic management and navigation.

EADS considers a thriving commercial space industry as necessary to provide the critical mass for the sustenance of an overall space business — including the military programmes important for EADS' overall strategy. EADS views consolidation and re-engineering of the European space industry as the inevitable response to the currently contracted commercial space market. Through the Space Division, EADS intends to be at the forefront of this consolidation in order to insure its future role in the space industry. To this end, the Space Division will seek to:

- **Re-engineer the satellite and launch vehicle businesses.**

  The acquisition of BAE SYSTEMS' 25% stake in Astrium (agreement announced in January 2003) will permit the Space Division to reorganise its satellite and launch vehicle businesses by creating core centres of competency in both businesses. This reorganisation is expected to generate cost efficiencies by reducing overlap between Astrium and EADS LV activities and to better position the Space Division for participation in further European space industry consolidation.

  In addition to the implementation of previously announced headcount reductions (1,600 positions), the Space Division will reduce headcount by an additional 1,700 positions. Through the Space Ambitious Recovery Actions ("**SARA**") program, the Space Division intends to generate further cost savings by implementing the integrated cross-national centres of competence concept, and by adapting to market demand, reorganising its sourcing activities with the view to significantly reducing procurement costs, and integrating its various program engineering, system design/integration and testing resources.

- **Maintain Ariane's market position in the commercial launch services market.**

  As the main industrial shareholder and supplier of Arianespace, EADS intends to lead, with the backing of European governments, the restructuring of the European space transportation industry in response to a weak commercial telecommunications satellite launch market. To assure long-term competitiveness of the Ariane programme, EADS has positioned itself as the industrial architect for Ariane development and production, paving the way to an overhaul of the current manufacturing and marketing organisation, with a goal of reduced costs and increased launcher performance and reliability.

- ***Extend EADS' leadership in European military space programmes.***

  Management views national and European space programmes, such as the Paradigm Skynet 5 program, as an important future growth segment for the Company. Taking full control of Paradigm (in connection with the announced acquisition of BAE SYSTEMS' 25% stake in Astrium) will allow EADS to expand its services offerings via military telecommunications satellites. EADS is also well positioned in military reconnaissance systems, such as Helios 2, Pleiades or Essaim, in the wake of successful commercial and military earth observation satellite systems (e.g. Spot, Helios, ERS). Management believes that European governments realise the increasing importance of space systems following the Afghan and Kosovo military campaigns and should commit greater resources to independent access to space — a key strategic enabler in the context of rising asymmetric threats. Additionally, EADS is a key European participant in the development of a ballistic missile defence program.

SATELLITES

OVERVIEW

Satellite systems can be grouped into four categories: telecommunications, observation, science and navigation. Telecommunications satellites have multiple applications, such as long distance and mobile telephone links, television and radio broadcasting, data transmission, multimedia and Internet. They may be used for civil or military applications. Observation satellites allow the gathering of information in various fields such as cartography, weather forecasting, climate monitoring, agricultural and forestry management, mineral, energy and water resource management and military surveillance applications. Scientific satellites are tailor-made products adapted to the specific requirements of the mission assigned to them. They have applications such as astronomical observation of the universe's sources of radiation, planetary exploration and earth sciences. Navigation satellite systems deliver signals that enable users to determine their geographic position with high accuracy.

MARKET

EADS is one of the largest European satellite manufacturers and benefits from its long-term, close relationships with institutional customers in France, Germany, Spain and the U.K. with access to the respective national budgets. The commercial telecommunications satellite manufacturing market is highly competitive, with customer decisions based principally on price, technical expertise and track record. EADS' main competitors worldwide are Boeing, Loral and Lockheed Martin of the United States and Alcatel Space of France.

Management expects the telecommunications satellite segment, presently depressed due to the global economic recession and satellite operator woes, could recover due to such factors as: (1) increased telecommunications demand, including Internet, multimedia and military needs, and (2) a greater demand to replace existing satellites. EADS aims to increase significantly its market share in this growing segment.

In Europe, the market for observation and scientific satellites is organised either on a national or on a multilateral basis and in accordance with the fair return policy under which contracts are awarded to domestic suppliers in proportion to the respective contributions of the suppliers' country.

For observation and scientific satellites, Management estimates that EADS' share of the accessible market is about one half. Apart from the European institutional market, EADS believes that there is emerging export demand for earth observation systems.

Furthermore, civil state agencies, including the European Space Agency ("**ESA**"), should display increased needs for earth observation satellites in the framework of European environmental programmes. EADS expects the market for scientific satellites to remain stable over the medium term.

In the institutional market for observation and scientific satellites, EADS competes against several players, many of which may intervene as prime contractor. Space agencies and other scientific institutional customers may also choose to retain the control of mission design by acting as sole or joint prime contractor for certain programmes.

In the market for military satellites, EADS expects increased demand for telecommunications and observation satellites. In recent conflicts, the shortcomings of European military capabilities in that field have become increasingly visible, while the need for preparedness in the face of elusive threats have promoted such means to a higher level of priority. A notable feature of these military markets is their predictability in terms of volume over a long-term period.

The navigation satellites segment is at an early stage of development in Europe, where the decision to develop the European navigation system, Galileo, was taken by the ESA ministerial conference held in Edinburgh in November 2001, and the initial Euro 500 million phase was confirmed by the E.U. Transport Council in March 2002. The GalileoSat constellation is expected to be deployed between 2006 and 2008, providing navigational data to users such as drivers, mobile phone operators, fleet operators or emergency services. The budget for the development, validation, deployment and operations phases is estimated at Euro 3.5 billion.

PRODUCTS

EADS manufactures satellite platforms as well as payloads and major sub-systems and is thereby able to offer turnkey satellite systems to its customers.

Telecommunications Satellites

EADS produces telecommunication satellites for fixed and mobile applications and direct-to-home broadcast services. EADS' geostationary telecommunications satellites are based on the EUROSTAR family platforms, the latest version of which is EUROSTAR 3000.

In 2002, EADS won a contract from Hispasat, a Spanish telecommunications company, to build the Amazonas telecommunications satellite based on the EUROSTAR 3000 platform. Additionally, EADS won a contract from Hellas-Sat for a EUROSTAR 2000+ satellite to provide telecommunications for the 2004 Olympic Games in Greece.

In the field of military telecommunications satellites, Paradigm Secure Communications Limited ("**Paradigm**") was selected as preferred supplier by the U.K. MoD for the Skynet 5 program; the comprehensive offer encompasses deployment of the space and ground infrastructure (provided by Astrium) as well as the provision of the required communications services over the next 20 years. In connection with EADS' announced acquisition of BAE SYSTEMS' 25% stake in Astrium, full control of Paradigm will be transferred to EADS in 2003, subject to regulatory approval. See "7.1.4 Recent Developments — Astrium".

Observation and Scientific Satellites

EADS is the leading European supplier of earth observation satellite systems, for both civil and military applications. In this field, EADS derives significant benefits from the common elements of its civil and military programmes.

EADS is the prime contractor for the following civil earth observation programmes: Envisat, a European environmental monitoring satellite launched in March 2002; Metop, a polar orbiting meteorological satellite system; and Spot 5, a high resolution satellite system with extended coverage capability launched in May 2002. EADS also supplies high performance instruments to MSG, a second-generation meteorological satellite system. In January 2003, Astrium signed a contract with the ESA to build the Cryosat climate research satellite.

EADS is the prime contractor for the French national space agency ("**CNES**") on Pleïades, a series of two small and highly agile earth observation satellites with civil and military applications. The first phase of the program was completed in early 2001 and the definition phase was completed in late 2002. Formal signing for the program's implementation phase is expected in early 2003. In April 2002, EADS contracted with the German space agency for the construction of the TerraSar X-band radar earth observation satellite.

EADS is prime contractor for Helios, the sole European optical military observation satellite system to date. EADS is currently manufacturing the second-generation Helios 2 satellites and ground segment systems. EADS is also the prime contractor of the Essaim microsatellites demonstrator, launch and ground segment for military observation of electromagnetic activity.

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EADS has a successful track record in the manufacture of scientific satellites, such as the X-Ray Multi Mirror ("**XMM**"). In addition, EADS is the prime contractor for the development of the Mars Express and Rosetta interplanetary probes.

Navigation Satellites

EADS, together with Alcatel Space and Alenia Spazio, has established a dedicated company to build and implement the European navigation system Galileo. As a 45% shareholder in Galileo Industries S.A., Astrium will play a crucial role in the development of Galileo, which is scheduled to be operational by 2008. The space segment of Galileo would comprise a constellation of 30 satellites, including three in-orbit spares.

Orbital Infrastructure

Overview

The orbital infrastructure segment comprises manned and unmanned space systems. The International Space Station ("**ISS**"), together with related vehicle and equipment development programmes and services, constitutes the predominant field of activity in this segment.

Market

The demand for orbital infrastructure systems originates solely from publicly funded space agencies, in particular ESA, NASA, RKA (Russia) and NASDA (Japan). Such systems are usually built in cooperation among international partners. The European contribution to the ISS includes (1) the Columbus Orbital Facility, a laboratory module attached to the ISS, (2) vehicles for freight deliveries and crew transportation and (3) provision of logistic and other services for the ISS.

Once the ISS is fully operational, a range of orbital infrastructure products will be open to general competition, such as equipment for scientific experiments, along with a market for the utilisation and servicing of the space station. EADS is currently competing for a twelve-year contract to provide services to the ISS.

Products

Manned Laboratories or Habitats

EADS is the prime contractor for the development and integration of the Columbus Orbital Facility and is responsible for the Columbus on-board Data Management System. EADS participates in the construction of the ISS robotic system European Robotic Arm and provides structures for the ISS.

Vehicles

EADS is prime contractor for the development and manufacture of the ATV (Automated Transfer Vehicle), designed to carry fuel and supplies to the ISS and to provide reboost capability and a waste disposal solution. The eight planned ATVs will be launched by Ariane 5. Based on its experience with the ARD (Atmospheric Re-entry Demonstrator), EADS had been participating in the technological development for the ISS of the U.S. manned re-entry vehicle, known as the Crew Return Vehicle (CRV). As NASA cancelled the CRV program in 2002 in favour of the development of a better-performing vehicle, EADS is undertaking efforts to apply its assets to the follow-on program.

Launchers and Launch Services

Overview

Space systems (satellite and orbital infrastructure elements) depend on rocket propelled multi-stage launchers to place them into orbit; the launcher is consumed during the launch process. EADS is active in two distinct businesses: (i) manufacturing launchers for both civil and military purposes; and (ii) providing launch services through its interests in Arianespace, Starsem and Eurockot.

Market

The development of the launcher market depends on the demand for satellites and orbital infrastructure. The average open market for launch services is estimated by Management to remain low, at approximately 20 to 25 payloads per year, mostly made up of geostationary telecommunications satellites. However, this figure can vary to reflect the impact of economic cycles. This market does not include launch services for the American, Russian and Chinese military and governmental agencies.

The launcher market presents high barriers to entry because it is technologically complex and national governments concentrate funding for development activities on a few companies. In 2002, Boeing and Lockheed Martin introduced the Delta 4 (Boeing) and Atlas 5 (Lockheed Martin) launchers, new products in the launcher market.

The advent of an increasingly large, profit-driven private customer base for satellites has encouraged the development of launch services companies willing to compete on price and quality of service. Among them, certain ventures have been organised, combining access to low-cost, reliable military rockets from former Soviet Union companies with the marketing expertise and access to the satellite open market of western manufacturers. This situation creates a strong competition on the commercial launches market.

In defence, France follows an independent strategic policy, which is currently based on submarine-launched ballistic missile systems. In 1998, the French State decided to develop a new generation of ballistic missiles. In addition to new sales and state-financed development work, the ballistic missile segment entails substantial maintenance work to ensure system readiness over the life span of the equipment, which may stretch over several decades. EADS' ballistic missile segment activities are conducted through EADS LV, which is the exclusive supplier of ballistic missiles to the French State, its sole customer in this area.

Products and Services

Launch Services

EADS is active in the field of launch services through its shareholdings in Arianespace for heavy-lift launchers, Starsem for medium-lift launchers and Eurockot for small-lift launchers.

Arianespace. With control of 27.13% of Arianespace (direct and indirect), EADS is the second largest shareholder after CNES and the largest industrial shareholder. Arianespace is the world's largest commercial launch service provider in terms of total sales in 2002 with over 147 commercial satellite launches since 1984. It markets and sells European launchers on the world market and carries out launches from the Kourou space centre in French Guyana. Its market share of the accessible market exceeds 50%. In 2002, eight Ariane 4 launches (seven of which were commercial) and four Ariane 5 launches (three of which were commercial) were carried out. The currently used version of Ariane 5 has the capacity to launch one or more payloads with a total mass of up to six tonnes into geostationary transfer orbit. The first Ariane 5 commercial launch occurred in 1999, four Ariane 5 were successfully launched in 2000 and one in 2001. The first launch of an increased lift version of Ariane 5 (the fourth Ariane 5 launch in 2002), capable of carrying up to a ten-tonne payload, had to be terminated, resulting in destruction of the payload. Work is underway to return the launcher to service in the near future.

Starsem. EADS directly owns 35% of Starsem, a French corporation, along with Arianespace (15%), the Russian space agency (25%) and the Russian state-owned Central Specialised Design Bureau "Progress" (25%). Starsem markets launch services by Soyuz launchers for low and medium earth orbit satellites.

Eurockot. Astrium (51%) and Khrunichev (49%) jointly control Eurockot, which procures low cost launch services for small, low earth orbit satellites with Rockot launchers derived from the SS-19 ballistic missiles. In 2002, Eurockot successfully carried out two launches and won four new launch contracts.

Commercial Launchers

EADS manufactures launchers and performs research and development for the Ariane programmes. ESA funds the development cost for Ariane launchers and associated technology. Once ESA certifies the launcher, Arianespace markets and sells launch services worldwide.

EADS is the industrial architect for Ariane 4 and Ariane 5 launchers. It is responsible for the overall design of the launchers and the organisation and supervision of the industrial teams. In response to EADS' initiative to optimise the manufacturing process of the Ariane program, the ESA ministerial conference held in Edinburgh in November 2001 expanded EADS' responsibility to include prime contracting of production, paving the way to an overhaul of the manufacturing organisation, reduced costs and long term Ariane competitiveness.

The last Ariane 4 flight took place in February 2003. EADS is presently focusing on the production of the Ariane 5 and the return to flight status of the increased lift version Ariane 5. In addition to its industrial architect role, EADS supplies Ariane 5 stages, produces vehicle equipment bays, provides the flight software and supplies interstage structures to Arianespace. These activities in the Ariane program underscore the key position of EADS

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in the European launcher industry. Furthermore, EADS also supplies launcher equipment to non-European customers, particularly in the United States.

Management remains committed to driving down production costs, and to restructuring EADS launcher activities into a single company to take responsibility for prime contracting of Ariane development and production.

Ballistic Missiles

EADS designs, manufactures, tests and maintains ballistic missiles, including the M4/M45, a sea-launched intercontinental ballistic missile. Under its contract with the French State, EADS will provide industrial maintenance for the M4/M45 system until the end of its operational service. EADS is under contract to develop the M51, a new submarine-based strategic system with increased technical and operational capabilities. The initial development phase is scheduled for completion in 2008. Management believes that the development and production of the M51 will provide EADS with technologically sophisticated work over the long term, related to subsequent production and development work.

In addition to being relatively predictable, current orders for the development of ballistic missiles coincide with the entry of Ariane 5 into the production phase thereby facilitating the optimal utilisation of development capacity.

As part of the efforts by the U.S. to develop defences against missile attack, Astrium and EADS LV have been selected by NATO as members of a transatlantic consortium to carry out a Theatre Missile Defence feasibility study. In July 2002, EADS entered into a memorandum of understanding with Boeing on the Missile Defence System project, highlighting EADS' pivotal role in the European development and deployment of a ballistic missile defence system.

OPERATIONS AND SERVICES

EADS has identified military telecommunications satellite services as a significant area of future growth. In July 2002, EADS and BAE SYSTEMS jointly formed Paradigm to address service provision requirements of the U.K. MoD's Skynet 5 programme; the U.K.'s future military telecommunications satellite system. Paradigm, which has been designated as the preferred bidder for this service provision, will contract with Astrium for the manufacture and provision of satellites and ground systems. In connection with EADS' announced acquisition of BAE SYSTEMS' 25% stake in Astrium, full ownership of Paradigm will be transferred to EADS in 2003, subject to regulatory approval. See "7.1.4 Recent Developments — Astrium".

EADS also holds stakes in certain companies providing commercial telecommunications and earth observation services (e.g. Spotimage/Infoterra).

PRODUCTION AND SUPPLIERS

The Space Division currently operates production facilities that are located in France (Vélizy, Les Mureaux, Bordeaux, Toulouse), Germany (Backnang, Bremen, Friedrichshafen, Lampoldshausen, Ottobrunn, Rostock, Trauen), Spain (Madrid), the United Kingdom (Portsmouth, Stevenage) and French Guyana (Kourou).

4.1.7 INVESTMENT

DASSAULT AVIATION

EADS holds a 45.94% stake in Dassault Aviation — listed on the *Premier Marché* of Euronext Paris — along with Groupe Industriel Marcel Dassault ("**GIMD**") (50.02%) and free float (4.04%).

Dassault Aviation is a major participant in the world market for military jet aircraft and business jets. Founded in 1945, Dassault Aviation has delivered more than 7,500 military and civil aircraft to purchasers in more than 73 countries.

On the basis of its experience as designer and industrial architect of complex systems, Dassault Aviation designs, develops and produces a range of military aircraft and business jets.

In order to avoid any potential conflict between the military products of Dassault Aviation and EADS (Rafale and Eurofighter) and to facilitate a "Chinese wall" approach, EADS' Dassault Aviation shareholding is managed by Strategy Coordination, whereas the Eurofighter program is managed by EADS' Aeronautics Division.

Military Aircraft

Dassault Aviation offers two multi-role combat aircraft, the Rafale and the Mirage 2000 family.

- *Rafale.* The Rafale program includes three versions of a twin-engine, multi-role combat aircraft designed for both Air Force and Navy applications. According to government budgetary documents, France is considering the acquisition of 294 Rafale, 234 for the Air Force and 60 for the Navy, for a total program cost of Euro 32.3 billion, including Euro 9.5 billion for development. 61 aircraft have already been ordered; of these, 36 are destined to the Air Force, and 25 to the Navy. In 2001, the first operational group of Navy Rafale was commissioned on the Charles De Gaulle aircraft carrier. Twelve Rafale were delivered by the end of 2002.

- *Mirage 2000.* The Mirage 2000 family is offered in two versions:

  (1) The Mirage 2000-5, its latest version, is a multi-role combat aircraft designed for air to air multiple-target combat, as well as air to ground missions. The Mirage 2000-5 can be armed with the MBD MICA air to air interception and combat missile; and

  (2) The Mirage 2000-D, an all-weather penetration aircraft used by the French Air Force is being adapted to fire the new MBD SCALP EG stand-off air to ground missile. The last aircraft ordered by the French Air Force in 1996 were delivered in 2001.

  More than 600 Mirage 2000 aircraft have already been ordered, nearly half of them by foreign countries.

Business Aircraft

Dassault Aviation offers a wide range of products at the top end of the business jet sector. Over 1,400 Falcon business jets have been delivered since the first Falcon 20 delivery in 1965. In-service Falcons currently operate in over 60 countries worldwide, filling corporate, VIP and government transportation roles. The family of Falcon jets currently includes four tri-jets: the Falcon 50EX, 900C, 900EX and 7X; the twin-engine Falcon 2000 and the Falcon 2000EX, launched in October 2000. The turn of the century saw Dassault Falcon Jet clearly emerge as the industry leader in its category. 72 net orders were closed in 2002, compared with the 73 net orders in 2001. Despite a lower level of corporate orders reflecting the general economic downturn, 66 Falcons were delivered in 2002. In 2001, the latest project in the Falcon family, the tri-jet long range Falcon 7X was unveiled to the public at Dassault's Teterboro, New Jersey, plant. It is presently in development.

DASA-DORNIER LUFTFAHRT

DADC, which is 75% held by EADS, holds a 75.9% stake in Dornier GmbH, which in turn holds a 1.58% stake in the capital of Fairchild Dornier Luftfahrt Beteiligungs GmbH, which is the sole shareholder of Dornier Luftfahrt GmbH. Through this minority interest, EADS is not involved in any business decision regarding Dornier Luftfahrt.

4.2 Intellectual Property

Intellectual property ("**IP**"), such as patents, trademarks and know-how, plays an important role in the production and protection of EADS technologies and products. The use of intellectual property rights enables EADS to remain competitive in the market and to manufacture and sell its products freely.

Each of the subsidiary companies of the EADS group owns the intellectual property which is specific to its particular business. IP used throughout the EADS group may be owned either directly by the subsidiary which generated it or under license from EADS where such IP is of common interest to the EADS group. EADS also owns IP directly or under licence agreements with its subsidiaries.

EADS centralises and coordinates the EADS group's IP portfolio, participates with the subsidiaries in its management and promotes licensing of common IP between the subsidiaries. EADS also ensures that procedures are in place to protect the confidentiality of the EADS group's IP and to ensure that third party rights are protected (in the case of joint ventures).

4.3 Employees

At December 31, 2002, the EADS workforce amounted to 103,967 employees. The tables below set forth the number of EADS employees by business sector and by geographic region. Employees of companies accounted for by the proportionate method (such as ATR, MBDA and Astrium) are included in the tables on the same proportionate basis.

EADS Employees by Business Sector

	December 31, 2002	December 31, 2001	December 31, 2000
Airbus	46,409	45,543	33,927(*)
Military Transport Aircraft	3,593	3,573	3,548
Aeronautics	25,547	24,230	23,091
Defence and Civil Systems	16,782	17,650	17,485
Space	10,366	10,414	9,400
Headquarters and Research Centre	1,270	1,557	1,428

(*) On the basis of a 80% proportionate consolidation.

EADS Employees by Geographic Region

	December 31, 2002		December 31, 2001		December 31, 2000	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
France	41,744	40.2	41,550	40.4	40,123	45.1
Germany	38,733	37.3	38,445	37.3	36,065	40.6
Spain	7,759	7.5	7,893	7.7	7,454	8.4
U.K.	11,893	11.4	11,754	11.4	2,806	3.2
Italy	765	0.7	767	0.7	33	0.0
USA	2,653	2.5	2,175	2.1	2,106	2.4
Rest of World	420	0.4	383	0.4	292	0.3
Total EADS	103,967	100.0	102,967	100.0	88,879	100.0

4.4 Research and Development

Research and development programs within EADS are currently integrated to improve their effectiveness in the sectors of aeronautics, space, missile systems and telecommunications.

Research and development activities are conducted in line with the following principles:

— granting each business unit full product development responsibility in order to conform to specific markets and customers' needs, and allowing a large degree of autonomy in the establishment of research programs;

— co-ordinating research and technology activities among the different business units through a research and technology network ("**R&T Network**") which facilitates the circulation of information and research results within the EADS group; and

— sharing resources, competencies and research means through a common research centre ("**Corporate Research Centre**" or "**CRC**") operating on three sites (Suresnes, Ottobrunn, and Getafe).

Transverse projects are being implemented around the following two axes:

— Standardization of the R&T Network and extension to all group entities by spreading best existing practices and relying on the CRC and joint working teams from business units to optimise the use of potentialities in such fields as materials, composites, electronics, propulsion, energy, aerodynamics, flight control, image processing or information technology.

— Reallocation and integration of competencies and activities of existing laboratories.

See also "5.1 Management's Discussion and Analysis of Financial Condition and Results of Operations — 2002 and 2001 Audited Consolidated Financial Statements".

4.5 Risk Factors

4.5.1 Market Risks

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest rate risks, as explained below. The management and limitation of such financial risks at EADS is carried out by a central treasury department at EADS Headquarters under policies approved by the Board of Directors. The identification, evaluation and hedging of the financial risks is under the responsibility of established treasury committees and the EADS group's Divisions and Business Units.

Liquidity Risks

The EADS group's policy is to maintain sufficient cash and cash equivalents at all times to meet its present and future cash requirements. This policy objective is met, given the reported total amount of the EADS group's cash and cash equivalents; it is further supported by a Euro 2.85 billion syndicated back-up facility and a Euro 700 million credit line from the European Investment Bank ("**EIB**"). Euro 0.85 billion of the Euro 2.85 billion back-up facility matures in July 2003 (if not extended), with the remainder maturing in July 2007. The credit line with the EIB matures in ten years. The cash and cash equivalents and securities portfolio of the group is invested in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial paper and other money market instruments which generally have a maturity of less than 3 months, as well as in some listed fixed income securities with a maturity of generally less than one year. Therefore, the EADS group assesses its exposure towards price risk due to changes in interest rates and spreads as minimal. See "5.1.3.4 Policies — Cash Management Policy — Funding".

Credit risks — EADS is exposed to credit risk to the extent of non-performance by its financial instrument and customer financing counterparties. However, the EADS group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited. Sales financing is provided to customers and through structures with an appropriate credit standing.

Cash transactions and derivative counterparties are limited to high credit quality financial institutions. EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparties of financial transactions, based at a minimum on their credit ratings as published by Standard & Poor's, Moody's and Fitch IBCA. The respective limits are regularly monitored and updated.

The table below summarises the financial debts of the Company:

	December 31, 2002			
	Not exceeding 1 year	Over 1 year up to 5 years	More than 5 years	Total
		(in millions of Euro)		
Bonds	209	44		253
Liabilities to financial institutions	256	503	810	1,569
Liabilities to affiliated companies	166	0	0	166
Loans	80	301	667	1,048
Liabilities from finance lease	100	778	688	1,566
Other	374			374
Total	1,185	1,626	2,165	4,976

EADS has a strict policy in place with respect to contractual provisions relating to accelerated repayment of financial debts. It systematically rejects acceleration clauses which are based on a credit rating downgrade or on any non-material measurable events not under the control of EADS. However, the Euro 2.85 billion back-up facility contains an acceleration clause tied to EADS' debt/equity ratio.

Interest rate risks

The EADS group has an asset and liability management approach with the goal of limiting interest rate risks. EADS undertakes to match the risk profile of its assets with a corresponding liability structure. See "5.1.3.2 Policies — Interest Rate Management Policy".

The net interest rate exposure is managed through several types of instruments, such as interest rate derivatives, in order to minimise risks and financial impacts related to changes in interest rates.

Hedging instruments that are specifically tied to debt instruments have nominal amounts and maturities no greater than the underlying hedged items, with the exception of a few residual positions with non-material positive mark-to-market effects as at December 31, 2002.

The contract or notional amounts of EADS' interest rate derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the EADS group through its use of derivatives.

The notional amounts of such interest rate derivative financial instruments are as follows, specified by expected maturity.

	Remaining period			
Interest rate contracts	Not exceeding 1 year	Over 1 year up to 5 years	More than 5 years	Total
		(in millions of Euro)		
Year ended December 31, 2002				
Interest rate swaps	562	409	0	971
CAP purchases	45	0	0	45
Floor sales	45	0	0	45

Since its creation, EADS has been in a positive net cash position. As interest rate sensitivity analysis is mostly relevant to large borrowers, EADS considers that the added value of such analysis to an understanding of the Company's interest rate exposure is minimal. Such analysis has therefore not been included herein, and the above table of interest rate derivatives has not been correlated with the preceding table of financial debt. As circumstances warrant, EADS will consider including such an analysis in future reference documents.

Regarding cash, EADS invests only in short-term instruments and/or instruments that are related to a floating interest index in order to further minimise any interest risk in its cash and securities portfolio.

Exchange rate risks

EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to U.S. dollar sales, mainly from the activities of Airbus. This hedge portfolio covers the vast majority of the EADS group's hedging transactions.

EADS' revenues are mainly denominated in U.S. dollars, whereas the major portion of its costs is incurred in Euro. Consequently, to the extent that EADS does not use financial instruments to cover its net current and future foreign currency exchange rate exposure, its profits would be affected by changes in the Euro-U.S. Dollar exchange rate. As the EADS group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimise the impact of exchange rate fluctuations on these profits. See "5.1.3.1 Policies — Exchange Rate Management Policy".

The net exposure is defined as the total currency exposure (U.S. dollar-denominated revenues), net of the part that is "naturally hedged" by U.S. dollar-denominated costs. As hedging instruments, EADS primarily uses foreign currency forwards and option contracts. EADS endeavours to hedge the majority of its exposure based on firm commitments and forecasted transactions.

Exposure on aircraft sales — For products such as aircraft, EADS typically hedges forecasted net flows in U.S. dollars related to firm contracts for the following year up to 2010. The hedged items are defined as the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the first flows is decided by a treasury committee and typically covers up to 100% of the equivalent of the net U.S. dollar exposure. For EADS, a forecasted transaction is regarded highly probable if the future delivery is included in the firm order book or is very likely to materialise in view of contractual evidences (e.g., a letter of intent). The coverage ratio may be adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

Exposure on project related business — For project related business EADS generally hedges 100% based on specific flows arising out of firm and individual contracts. Hedging is implemented on an individual project basis.

The contract or notional amounts of EADS' foreign exchange derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the EADS group through its use of derivatives.

The average net exposure to foreign exchange risk (mostly U.S. dollars) represents roughly one third of EADS consolidated annual revenues.

The notional amounts of such foreign exchange derivative financial instruments are as follows, specified by expected maturity:

Foreign exchange contracts	Remaining period			
	Not exceeding 1 year	Over 1 year up to 5 years	More than 5 years	Total
	(in millions of Euro)			
Year ended December 31, 2002				
Net forward sales contracts	10,852	23,408	6,122	40,382
Purchase put options, net	1,094	343	0	1,437
Sale of call options, net	1,094	343	0	1,437

RISKS ON EQUITY INVESTMENT PORTFOLIO

EADS holds several equity investments for industrial reasons. None of the equity investments are held for speculative or trading purposes. Equity investments are either accounted for using the equity method (associated companies), if EADS has the ability to exercise significant influence, or at fair value. If fair value is not readily determinable, the investment is measured at cost.

Changes in the value of equity investments mainly depend on their performance. EADS' principal investment in associates is Dassault Aviation. The net asset value of this investment was Euro 1,333 million at December 31, 2002. EADS considers its risk to unexpected changes in the value of Dassault Aviation as well as to all other associated companies as remote.

For equity investments other than associates which make up only a fraction of EADS' assets, EADS regards the risk of negative changes in fair value or impairments on these investments as remote.

Treasury shares held by EADS are not considered to be equity investments. Additionally, treasury shares are not regarded as being exposed to risk, as any change in value of treasury shares is recognised directly in equity only when sold to the market and never affects net income.

4.5.2 Legal Risks

Exceptional Items and Litigation

EADS (more specifically Euromissile GIE) has recently been successful in an arbitration proceeding initiated by Thalès, and has been awarded damages on the basis of its counterclaim for which the principal amounts to Euro 107.6 million. The decision is immediately enforceable and the sums were paid to Euromissile on February 17, 2003. However Thalès has filed a request for annulment of the arbitration decision.

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

EADS is not aware of any other exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on its financial position, its activities, its results or its group, except as stated below.

EADS (more specifically, DADC and Dornier GmbH) is and was a party to several disputes and arbitration proceedings with the Dornier family shareholders, minority shareholders of Dornier GmbH. These disputes concerned the validity of various resolutions of shareholders' meetings of Dornier GmbH primarily relating to contributions of Dornier activities and assets. These contributions were subject to two arbitration proceedings, which were successfully completed recently with the decisions being made in favour of EADS/Dornier GmbH. Also, the validity of some of these contributions was confirmed by the regional court of appeals in Stuttgart. However, other proceedings, in particular regarding the contribution of shares in Dornier Luftfahrt GmbH by Dornier to Fairchild Dornier Luftfahrt Beteiligungs GmbH, are still pending.

EADS and Dornier GmbH expect that the remaining proceedings will be decided in their favour, as was the case with the recent decisions.

At the end of 2002, a request for arbitration was filed against a subsidiary of EADS involved in the supply of equipments under a commercial contract that was completed several years ago. EADS considers to have strong defences, both procedural and of substance, to oppose the claim. At this early stage of the procedure the financial risk cannot be assessed.

Export Controls and Other Regulations

The export market is a significant market for EADS. In addition, many of the products EADS designs and manufactures for military use are considered to be of national strategic interest. Consequently the export of such products outside of EADS' domestic markets may be restricted or subject to licensing and export controls, notably by the United Kingdom, France, Germany and Spain, where EADS carries out its principal military activities. There can be no assurance that the export controls to which EADS is subject will not become more restrictive, that new generations of EADS products will not also be subject to similar or more stringent controls or that geopolitical factors will not make it impossible to obtain export licenses for one or more clients. Reduced access to military export markets may have a material adverse effect on EADS' financial position and results of operations.

EADS is also subject to a variety of other governmental regulations which may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, EADS' ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Product Liability and Warranty Claims

EADS designs, develops and produces a number of high profile products of large individual value, particularly civil and military aircraft and space equipment. EADS is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. While EADS believes that its insurance programs are adequate to protect it from such liabilities and that no material claims have been made against it, no assurances can be given that claims will not arise in the future or that such insurance cover will be adequate.

Dependence on Joint Ventures and Minority Holdings

EADS generates a substantial proportion of its revenues through various consortia, joint ventures and equity holdings and believes that its alliances and partnerships are a source of competitive advantage. These arrangements include primarily: (i) the Eurofighter consortium in which EADS has a 46% interest; (ii) three principal joint ventures: Astrium in which EADS holds an aggregate 75% voting rights interest(*), MBDA in which EADS holds an aggregate 37.5% interest and ATR in which EADS has a 50% interest; (iii) majority interests: (a) Airbus in which EADS holds a 80% interest, (b) Dornier GmbH: DADC, which is 75% held by EADS, has a 75.9% interest in Dornier GmbH; (c) EDSN in which EADS holds a 59.1% interest; and (d) LFK in which EADS has a 81.3% interest; (iv) investment in associates: Dassault Aviation in which EADS holds a 45.9% interest; and (v) minority interests: (a) Nortel Networks France in which EADS has a 45% interest; (b) Nortel Networks Germany in which EADS in conjunction with Dornier has a 42% interest; and (c) Embraer in the common stock of which EADS has a 2.5% interest. The formation of partnerships and alliances with other market players is an integral strategy of EADS and the proportion of sales generated from consortia, joint ventures and equity holdings may rise in future years. This strategy may from time to time lead to changes in the organizational structure or realignment in the control of EADS' existing joint ventures.

EADS exercises varying and evolving degrees of control in the consortia, joint ventures and equity holdings in which it participates. While EADS seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement or deadlock is inherent in a jointly controlled entity, particularly in those entities that require the unanimous consent of all members with regard to major decisions and specify limited exit rights. The other parties in these entities may also be competitors of EADS, and thus may have interests which differ from those of EADS.

In addition, in those holdings in which EADS is a minority partner or shareholder, EADS' access to the entity's books and records, and as a consequence, EADS' knowledge of the entity's operations and results, is generally limited as compared to entities in which EADS is a majority holder or is involved in the day-to-day management.

4.5.3 Industrial and Environmental Risks

Together with other companies in the principal industries in which it operates, EADS is subject to numerous European Union, national, regional and local environmental laws and regulations concerning emissions into the environment, discharges to surface and subsurface water and the disposal and treatment of waste materials. EADS believes that its current operations are in substantial compliance with all applicable environmental regulations.

EADS has implemented a corporate environmental policy to ensure that it complies with the laws and regulations of each country in which it operates, as well as investing in research and development designed to improve its ability to meet or exceed such regulatory standards. EADS actively supports the participation of employees in pursuing new products and technologies that promote resource conservation, facilitate recycling and preserve the natural environment as much as possible.

Furthermore, EADS believes that it is currently capable of meeting the expected elevation of environmental standards imposed by current laws or regulations, including increasingly stringent environmental product quality standards which will be implemented over the next few years, without incurring significant capital expenditure. However, there can be no assurance that increased capital expenditure and operating costs resulting from future environmental regulations will not adversely affect the results of EADS operations and its financial condition.

EADS business units are now working towards the implementation of Environmental Management Systems based on ISO 14001 standard or EMAS. This will ensure that consistent measures for the improvement of EADS environmental performance are systematically adopted in all sectors of activity.

4.5.4 Insurance Risks

EADS Insurance Risk Management ("**IRM**") is centralised at EADS Headquarters Executive Level. This department is in charge of all corporate insurance activities and related protection for EADS group ensuring that harmonised insurance policies and standards set up for all insurance risks underwritten by the Group are considered.

A comprehensive information and reporting system is in place to secure that IRM, in close conjunction with insurance managers named by the EADS business divisions and business units, are able to respond to all insurance related risks of EADS group.

(*) On January 31, 2003 EADS announced the acquisition of BAE SYSTEMS' 25% interest in Astrium. Completion of the transaction remains subject to regulatory approval. See "4.1.6 Space — Introduction and Overview" and "7.1.4 Recent Developments — Astrium".

The insurance programs are qualified in areas of high exposed and strategic (Core) and low exposed risks (Non Core) as follows:

Core Insurance Policies underwritten by IRM for the group covering risks such as:

- Property Damage and Business Interruption
- Aviation Third Party Liabilities including Product Liabilities
- Manufacturers Aviation Hull Insurance up to the replacement value of each aircraft
- Space Third Party Liabilities including Product Liabilities
- Commercial General Liabilities including non aviation and non space Product Liabilities and risks related to environmental accidents
- Directors & Officers Liability

Claims related to Property Damages are covered up to a limit of Euro 2 billion per loss and in the annual aggregate. *Aviation Liability Coverage is provided up to a limit of Euro 2 billion per loss and in the annual aggregate for* Product Liabilities. Certain sublimits are applicable for the other Core Insurance Lines as outlined above.

Non Core Insurance Policies underwritten by business divisions and business units after approval of IRM covering risks such as:

- Personal Accidents
- Company Automobiles
- Personal and property exposures during business trips
- Life insurance

Insurance amounts for Non Core Insurance Lines are covered up to respective sums and replacement values.

The standards of insurance protection mandatory for all insurance policies follow EADS strict policy of obtaining external insurance coverage for all main and individual risks that can be insured at reasonable rates, sufficient terms and limits provided by the international insurance markets.

A vigorous insurance risk management policy reinforces EADS insurance coverage. This includes strict operating procedures as well as policies regarding procurement and sales agreements. A systematic review and monitoring procedure of protections systems applicable for all EADS sites is in place, allowing comprehensive identification of risks and related adjustments of insurance coverage.

4.5.5 Other Risks

AIRCRAFT MARKET CYCLICALITY

In 2002 the combined revenues generated from Airbus and ATR represented more than two thirds of EADS' consolidated revenues. Historically, the commercial passenger aircraft market has shown cyclical trends due in part to the sensitivity of passenger demand in the air travel market to growth in gross domestic product (GDP). The growth in EADS' commercial aircraft activities has consequently been correlated to growth in GDP. Other factors, however, play an important role such as the average age and technical obsolescence of the fleet relative to new aircraft, the number and characteristics of aircraft taken out of service and parked pending potential return into service, passenger load factors, airline pricing policies, airline financial health, deregulation and public perception of air travel safety and comfort. EADS expects that the market for passenger aircraft will continue to be cyclical and downturns in broad economic trends, such as those currently being experienced, may have a negative effect on its future results of operation and financial condition.

EADS and the Airbus division have implemented a flexible manufacturing organization to adapt to such changes in demand pursuant to such market cyclicality. See "4.1.2 Airbus — Market".

DEPENDENCE ON DEFENSE SPENDING

In 2002, 20% of EADS' consolidated revenues were derived from defense spending. In any single market, defense spending depends on a complex mix of geopolitical considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Defense spending may be subject to significant fluctuations from year to year and country to country. As a result, adverse economic and political conditions or downturns in broad economic trends in EADS' defense markets may have a negative effect on EADS' future results of operations and financial condition.

In the case where several countries undertake to enter together into defense procurement contracts, economic, political and/or budgetary constraints in any one of these countries may have a negative effect on the ability of EADS to enter into or perform such contracts.

Competition and Market Access

Most of EADS' businesses are subject to significant competition, in particular the commercial aircraft market, where, in the past, Airbus has been affected by downward price pressure resulting from such competition. EADS believes that the underlying cause of such price competition has been mitigated by the ongoing restructuring in the industry. The current weakening of demand has led to greater leverage for certain customers to encourage competition in respect of a variety of issues, including price and payment terms. No assurance can be given that such competition may not intensify, particularly in the context of a prolonged downturn.

In addition, the contracts for many aerospace and defense products are awarded, implicitly or explicitly, on the basis of home country preference. Although the EADS combination provides a broader domestic market constituency, EADS may remain at a competitive disadvantage in certain countries, especially outside of Europe, relative to local contractors for certain products. The strategic importance and political sensitivity attached to the aerospace and defense industries means that political considerations will persist for many products for the foreseeable future.

Availability of Government Financing

In prior years, EADS and its principal competitors have benefited from government financing of product research and development. Although since the early 1990s the amount of government spending in EADS' markets has declined, EADS has recently received commitments and financing from certain governments in relation to the A380 program. No assurances can be given that financing will continue to be made available for future projects. In 1992, the European Union and the United States entered into an agreement that sets the terms and conditions of financial support that governments may provide to civil aircraft manufacturers. No assurance can be given that such terms and conditions may not be varied in the future.

Technologically Advanced Products and Services

Most of the products developed and manufactured by EADS are technologically advanced and sometimes novel systems that must function under demanding operating conditions. Even though EADS believes it employs sophisticated design, manufacturing and testing practices, there can be no assurance that EADS' products will be successfully developed or operated or that they will be developed or will perform as intended. Certain of EADS' contracts require it to forfeit part of its expected profit, to receive reduced payments, to provide a replacement launch or other product or service, or to reduce the price of subsequent sales to the same customer, if any, if its products fail to perform adequately. Performance penalties or contract cancellations may also be imposed should EADS fail to meet delivery schedules or other measures of contract performance. EADS, like other organizations, has experienced occasional product failures and other problems, including with respect to certain of its launch vehicles and satellites and there can be no assurances that such problems will not occur in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such failures may result in increased costs or loss of revenues and may also have a significant adverse effect on the competitive reputation of EADS' products.

Major Research and Development Programs

The business environment in many of EADS' principal operating business segments is characterized by extensive research and development costs requiring significant upfront investment. Business plans underlying such investment contemplate a long payback period before this investment is recouped. There can be no assurances that the commercial, technical and market assumptions underlying such business plans will be met and consequently the payback period or returns contemplated therein achieved.

U.K. Pension Commitments

EADS has several joint ventures with BAE SYSTEMS, of which the most significant in terms of employees are Airbus and MBDA. In respect of each joint venture, for so long as BAE SYSTEMS remains a shareholder, U.K. employees may stay in the BAE SYSTEMS pensions schemes, which currently qualify as defined benefit plans.

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BAE SYSTEMS has recently announced a shortfall in post retirement pension assets when compared with the respective liabilities amounting to £2,164 million (after assumed deferred tax) which would have been recognised in BAE SYSTEMS' books had the new U.K. accounting standard FRS 17 already been implemented. As participants in the BAE SYSTEMS schemes, EADS joint ventures are potentially affected by this shortfall. However, the joint venture agreements between EADS and BAE SYSTEMS have the effect of capping the contributions that the joint venture has to make to the pension scheme for a certain period of time (e.g. until 2011 for Airbus). Any additional contribution would be paid by BAE SYSTEMS. EADS is therefore not exposed to increased contribution payments resulting from the pension underfunding during the period of the contribution caps. At present, EADS has only limited information about how the underfunding could impact the joint ventures after the period of contribution caps has expired.

In the case of Astrium, following the agreement signed on January 30, 2003, it will no longer be a joint venture with BAE SYSTEMS. EADS will establish a pension scheme for U.K. employees on the basis of a transfer payment from the existing scheme. Depending on the type of pension scheme that EADS sets up for U.K. employees, the estimate of the maximum exposure as at December 31, 2002 would be in the range of £30 million and would be treated as acquisition costs, thereby not affecting net income.

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CHAPTER 5 — NET ASSETS — FINANCIAL POSITION — RESULTS

CHAPTER 5 TABLE OF CONTENTS

5.1 Management's Discussion and Analysis of Financial Condition and Results of Operations — 2002 and 2001 Audited Consolidated Financial Statements(*)

5.1.1 Introduction and Overview

The following discussion is based upon the audited consolidated financial statements of EADS for 2002 and 2001 (together, the "**Financial Statements**"). The Financial Statements were prepared in accordance with International Financial Reporting Standards ("**IFRS**") issued by the International Accounting Standards Board ("**IASB**"). Contrary to International Accounting Standard ("**IAS**") 38, Intangible Assets, which requires development costs to be capitalised if certain conditions are met, the Group expenses all internally funded development activities as incurred.

With consolidated revenues of Euro 29.9 billion in 2002, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2002, it generated approximately 80% of its total revenues in the civil sector and 20% in the military sector. As of December 31, 2002, EADS' active headcount was 103,967.

EADS organises its businesses into the following five operating divisions:

- ***Airbus:*** commercial jet aircraft of more than 100 seats;
- ***Military Transport Aircraft:*** military transport and mission aircraft;
- ***Aeronautics:*** civil and military helicopters, military combat and trainer aircraft, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services;
- ***Defence and Civil Systems:*** missile systems, systems and defence electronics, logistics, training, testing, engineering and other related services, and military and commercial telecommunications solutions; and
- ***Space:*** satellites, orbital infrastructure, launch vehicles and launch services.

In general, these manufacturing businesses are characterised by long-term production cycles and are subject to medium-term and long-term trends in the civil aviation, aerospace, defence and telecommunications industries. Another significant characteristic of many of these businesses is the extent of their dependence on governmental budgets.

EADS currently is rated A3 with a stable outlook by Moody's, and A/negative outlook/A-1 by Standard and Poor's.

5.1.2 Accounting Considerations

5.1.2.1 Changes in Consolidation Perimeter

Formation of MBDA: On December 18, 2001, EADS, BAE Systems and Finmeccanica formed MBDA, which combines the businesses of MBD and of AMM, and the missile systems activities of AMS. EADS and BAE Systems each hold a 37.5% stake in MBDA, with Finmeccanica holding the remaining 25%. Pursuant to the shareholder agreements relating to the MBDA group, EADS and BAE Systems together exercise certain controlling rights over MBDA through MBDA Holdings, including the right of MBDA Holdings to appoint MBDA's CEO, COO-Operations and CFO. See "4.1.5 Defence and Civil Systems — Missile Systems — Introduction and Overview".

In 2001, the consolidated statement of income reflected a 50% consolidation of MBD and a full consolidation of AMM through to the formation of MBDA on December 18. From December 18, and as reflected in the December 31, 2001 consolidated balance sheet, EADS has been proportionally consolidating 50% of MBDA within the Defence and Civil Systems Division, in line with its ability to influence operations, with Finmeccanica's holding reflected as a 12.5% minority interest. In 2002, EADS recognised a full year of MBDA's profit and loss account in its consolidated income statement.

(*) This section presents a comparative discussion by Management of EADS' financial condition and results of operations for the years 2002 and 2001. No discussion of EADS' financial condition and results of operations for 2000 is included herein, so as to avoid any confusion that might arise from a comparison of the 2000 unaudited pro forma consolidated results with the 2002 and 2001 audited consolidated results.

Acquisition of Tesat Spacecom and Cogent: Following the acquisitions of Tesat Spacecom on November 30, 2001 and Cogent Defence Systems on December 1, 2001, the 2002 operations of these companies were included fully for the first time in the EADS 2002 consolidated income statement.

Disposal of Aircelle and EADS Matradatavision ("MDTV"): On March 6, 2002, EADS sold its interest in the Aircelle joint venture to Snecma for a disposal gain of Euro 63 million. On November 20, 2002, IBM purchased MDTV (except for two remaining subsidiaries of MDTV to be dealt with separately) from EADS for Euro 12 million. From the dates of disposal, these businesses are no longer included in the Financial Statements.

5.1.2.2 Dilution Gains

The 2001 transactions leading to the formation of Airbus S.A.S. and MBDA resulted in a dilution of EADS' economic ownership in Airbus, MBD and AMM. These transactions required an assessment of the contributed businesses, whose market value, estimated in the course of negotiations, exceeded the carrying value of their consolidated net assets for EADS. Consequently, EADS recognised dilution gains of Euro 2,537 million for a 20% dilution stake in Airbus, and of Euro 257 million for 12.5% of MBD and 62.5% of AMM, all net of transaction-related charges. These dilution gains have been reported in other income and were deemed items of a non-recurring nature by EADS. See "— Operating Results — Consolidated Income Statements — Use of EBIT Pre-Goodwill Amortisation and Exceptionals".

5.1.2.3 Fair Value Adjustments

The merger of the operations of ASM, Dasa and CASA leading to the creation of EADS in 2000 was recorded using the purchase method of accounting with ASM as the acquirer. Accordingly, the book value of certain assets and liabilities, mainly property, plant and equipment and inventories, was adjusted by an aggregate amount of Euro 1,755 million, net of income taxes, to allocate a portion of the respective fair market values of Dasa and CASA at the time of the merger (the "**fair value adjustments**"). These aggregate additions in value are generally being depreciated over four to fifteen years for fixed assets and were depreciated over less than 24 months for inventories. In addition, in 2001 in connection with the formation of Airbus S.A.S., EADS adjusted the book value of Airbus fixed assets and inventories by an aggregate amount of Euro 319 million, net of income taxes, to reflect their fair market values. The fair value adjustments are recorded as depreciation in the consolidated income statements classified within cost of sales. For management reporting purposes, EADS treats these depreciation charges as non-recurring items. See "— Operating Results — Consolidated Income Statements — Use of EBIT Pre-Goodwill Amortisation and Exceptionals".

5.1.2.4 Impairment of Assets

When, in the view of Management, a triggering event such as an adverse material market event or a significant change in forecasts or assumptions occurs, EADS performs an impairment test on the net assets of the business or businesses likely to be affected. Impairment tests are typically performed using the discounted cash flow method.

As was the case in 2001, EADS conducted further impairment tests in 2002 on the net assets of businesses in the Space Division resulting in a goodwill impairment charge of Euro 350 million relating to the commercial space business. See "— Operating Results — EADS Results of Operations — 2002 to 2001 Comparison — Consolidated Amortisation of Goodwill and Impairment Losses" and "Notes to the Consolidated Financial Statements — Note 10: Intangible assets".

5.1.2.5 Research and Development Expenses

EADS recognises internally financed research and development costs as an expense in the year incurred. When research and development expenses are contractually financed in whole or in part by a customer, the externally financed portion is recognised as revenues. While EADS' internally financed research and development costs are reflected in the consolidated income statement under research and development, the costs of externally-financed research and development are reflected under cost of sales.

The accounting treatment for research and development costs adopted by EADS does not conform to IFRS, which the Company otherwise follows in the preparation of its consolidated financial statements. IFRS requires that development costs be capitalised as an intangible asset in the period in which incurred if certain criteria for asset recognition are met. This departure from IFRS makes EADS more directly comparable with U.S. companies in the same sector, and reflects Management's preference for a conservative treatment of R&D expenses.

In 2002, the depreciation of jigs and tools was recorded in cost of sales in accordance with IFRS. In prior years, it had been recorded in research and development. For reasons of comparability, the 2001 consolidated income statement has been restated to reflect jigs and tools depreciation (Euro 205 million) in cost of sales. See "Notes to the Consolidated Financial Statements — Note 6: Functional costs and other expenses".

5.1.2.6 IAS 39 — Currency Hedge Accounting

Historically, EADS' currency hedge portfolio consisted of both micro and macro hedges. As a result of the strict implementation of IAS 39, EADS assures that the significant variations in financial income that were experienced in 2000 are significantly reduced and that changes in net income are more in line with variations in operating income than they have been. In compliance with IAS 39, from January 1, 2001, all derivatives are now recognised on the balance sheet at fair market value.

Micro Hedges. When hedges form a hedging relationship with customer orders to which they specifically relate, they qualify for IAS 39 hedge accounting and are referred to as "micro" hedges. Revenues from such customer orders are recorded in Euro at the hedged rate and the impact of the hedges is recognised in gross margin and operating income at the time of revenue recognition. At the end of each accounting period, the value of each outstanding micro hedge contract is marked-to-market in the balance sheet on the basis of the then prevailing forward exchange rate. Micro hedges with positive pre-tax mark-to-market values are included in other assets while micro hedges with negative pre-tax mark-to-market values are included in provisions for financial instruments. Year-to-year changes in the pre-tax mark-to-market value of micro hedges are recognised as adjustments to accumulated other comprehensive income ("**AOCI**"), a component of consolidated shareholders' equity. These recordings are net of corresponding changes to (i) deferred tax assets (for micro hedges with negative mark-to-market valuations) and deferred tax liabilities (for micro hedges with positive mark-to-market valuations) and (ii) minority interests (where the hedge contract is held by an entity that is not wholly owned by EADS, e.g. Airbus). See "— Statement of Changes in Consolidated Shareholders' Equity — Accumulated Other Comprehensive Income".

Micro hedges associated with cancelled customer orders, to the extent such cancellations result in overhedging, are deemed terminated for accounting purposes. The sum of (i) changes in the fair value of these hedges since January 1, 2002 and (ii) a reversal of AOCI corresponding to these hedges prior to January 1, 2002, would be recorded in financial income and deferred tax income in the statement of income. In 2002, no such accounting entries were recorded.

While such accounting treatment is in strict compliance with IAS 39, it does not reflect the actual treasury operations with respect to such hedges, which are rolled over. Hedges that are rolled over are then tied to cash inflows from customer orders scheduled at a later date, and are recorded as new micro hedges with a hedged rate consistent with the relevant forward rate at such time. See "— Exchange Rate Management Policy — Roll-Overs".

Macro Hedges. Hedges that do not relate to a specified customer order, referred to as "macro" hedges, do not qualify for IAS 39 hedge accounting treatment. Upon maturing, they are accounted for in financial result and their impact is not recognised in gross margin or operating income, even though they initially were intended to hedge cash flows from deliveries. At the end of each accounting period, each outstanding macro hedge contract is marked-to-market on the basis of the then prevailing forward exchange rate. Changes in pre-tax mark-to-market values from the previous accounting period are recorded in other financial result. See "Notes to the Consolidated Financial Statements — Note 8: Financial result".

On January 1, 2001, most macro hedges then outstanding were tied to specified customer orders and thereby qualified for IAS 39 hedge accounting treatment. These hedges carry an implicit conversion rate corresponding to the forward Euro-U.S. Dollar exchange rate frozen at December 31, 2000.

As of December 31, 2002, there are no longer any outstanding macro hedges that are not tied to specified customer orders.

Revenues in currencies other than the Euro that are not hedged through financial instruments are translated into Euro at the spot exchange rate at the date the underlying transaction occurs.

5.1.3 Policies

5.1.3.1 Exchange Rate Management Policy

Most of EADS' revenues are denominated in U.S. dollars (approximately U.S.$ 20 billion in 2002), with approximately half of such currency exposure "naturally hedged" by U.S. dollar-denominated costs. The remainder of costs is incurred primarily in Euro, and to a lesser extent, in pounds sterling. Consequently, to the extent that EADS does not use financial instruments to hedge its exchange rate exposure from the time of a customer order to the time of delivery, its profits will be affected by market changes in the exchange rate of the dollar against these currencies. Consistent with EADS' policy of generating profits principally from its operations, EADS uses hedging strategies to manage the impact on its profits from the volatility of the U.S. dollar.

The net exposure is defined as the total currency exposure (U.S. dollar-denominated revenues), net of the part that is "naturally hedged" by U.S. dollar-denominated costs.

EADS endeavours to hedge the majority of its net exposure based on firm commitments and forecasted transactions. For products such as aircraft, EADS typically hedges forecasted net flows in U.S. dollars related to firm contracts for the following year up to 2010. The hedged items are defined as the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the first flows is decided by a treasury committee and typically covers up to 100% of the equivalent of the net U.S. dollar exposure. With respect to the A380, EADS' policy is to hedge 100% of cash inflows from firm orders.

During 2002, hedges covering approximately U.S.$ 9.0 billion of EADS' dollar-denominated revenues matured. In 2002, the conversion rate at which dollar-denominated revenues were accounted for was Euro-U.S. Dollar 0.98. The tables below set forth the notional amount of foreign exchange hedges in place as of December 31, 2002, and the U.S. dollar rates applicable to corresponding revenues.

	2003	2004	2005	2006	2007	2008	2009	2010	Total
	(in billions of U.S. dollars)								
Total Hedges	10.9	8.3	6.3	5.7	4.6	4.2	1.7	0.6	42.2
Euro-U.S. Dollar	9.1	6.8	5.2	4.8	3.8	3.5	1.4	0.5	35.1
Sterling-U.S. Dollar	1.8	1.4	1.0	1.0	0.9	0.7	0.3	0.1	7.1

	2003	2004	2005	2006	2007	2008	2009	2010
Forward Rates								
Euro-U.S. Dollar	0.98[1]	0.94	0.94	0.95	0.95	0.95	0.95	0.98
Sterling-U.S. Dollar	1.53	1.53	1.47	1.46	1.46	1.46	1.46	1.49

(1) Taking into account the release of the mark-to-market provision from previous macro hedges, the rate applicable for EBIT is Euro — U.S. Dollar 0.96.

Roll-Overs after September 11, 2001. Downward revisions for deliveries of commercial aircraft, related to the events of September 11, 2001 have resulted in a mismatch between hedged positions and expected cash flows. This mismatched hedge position is being rolled over to subsequent years. Roll-overs are not effected immediately upon the emergence of an overhedge situation, but rather upon maturity of the mismatched hedges. The ensuing hedges have maturities in line with the new expected cash inflows from the customer orders with which they form hedging relationships.

5.1.3.2 Interest Rate Management Policy

EADS uses an asset and liability management approach with the objective of limiting its interest rate risk. The Company undertakes to match the risk profile of its assets with a corresponding liability structure. The net interest rate exposure is managed through several types of instruments in order to minimise risks and financial impacts. Therefore, EADS may use interest rate derivatives for hedging purposes.

Hedging instruments that are specifically designated to debt instruments have at a maximum the same nominal amounts as well as the same maturity dates as the corresponding hedged item, with the exception of a few residual positions with non-material positive mark-to-market effects. Regarding cash, EADS only invests in short-term instruments and/or instruments tied to a floating interest index in order to further minimise any interest risk in its cash and securities portfolio.

5.1.3.3 Sales Financing Policy

EADS favours cash sales, and encourages independent financing by customers, in order to avoid retaining credit or asset risk in relation to delivered products.

However, in order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. A dedicated team closely monitors total EADS finance and asset value exposure and its evolution in terms of quality, volume and cash requirements intensity. EADS aims to structure all financing it provides to customers in line with market terms for similarly rated debt so as to facilitate any subsequent sale or reduction of such exposure.

In determining the amount and terms of the financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers, including price.

Sales financing transactions are generally collateralised by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment. See "Notes to the Consolidated Financial Statements — Note 24: Commitments and contingencies" for further discussion of EADS' sales financing policies and accounting procedures.

Accounting of Sales Financing Transactions in the Financial Statements

On Balance Sheet. When, pursuant to a financing transaction, the risks and rewards of ownership of the financed aircraft reside with the customer, the transaction is characterised as either a loan or a financial lease. In such instances, revenues from the sale of the aircraft are recorded upon delivery, while financial interest is recorded over time as financial result. The outstanding balance of principal is recorded on the balance sheet in other long-term financial assets, net of accumulative write-down. See "Notes to the Consolidated Financial Statements — Note 12: Investments and long-term financial assets".

By contrast, when the risks and rewards of ownership remain with Airbus or ATR, the transaction is characterised as an operating lease. EADS' policy is to not enter into operating leases for new aircraft to be delivered to customers. However, new operating leases may arise in connection with the re-marketing of repurchased or repossessed aircraft. Rental income from such operating leases is recorded in revenues over the term of the lease. The leased aircraft is recorded at cost on the balance sheet as tangible assets, and the corresponding depreciation charge is recorded in cost of sales. See "Notes to the Consolidated Financial Statements — Note 11: Property, plant and equipment".

Certain sales contracts may include the provision of an asset value guarantee ("**AVG**"), whereby Airbus or ATR guarantee a portion of the value of an aircraft at a specific date after its delivery. If the present value of the AVG exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease in the Financial Statements. Upon aircraft delivery, the cash payment received from the customer is recognised on the consolidated balance sheet as deferred income and amortised straight-line up to the last exercise date of the AVG. The production cost of the aircraft is recorded in tangible assets, and the difference between production cost and the AVG amount is depreciated up to the exercise date of the AVG. See "Notes to the Consolidated Financial Statements — Note 11: Property, plant and equipment" and "Note 21: Deferred income".

Off Balance Sheet — Contingent Commitments. Certain sales financing commitments, such as lease in/lease out structures and certain AVGs, are not recorded on the balance sheet. See "Notes to the Consolidated Financial Statements — Note 24: Commitments and contingencies".

Under lease in/lease out structures, which Airbus and ATR applied in the past to take advantage of certain jurisdictions' leasing-related tax benefits, the risks and rewards of ownership of the aircraft are typically borne by a third party, usually referred to as the head lessor. The head lessor leases the aircraft to Airbus or ATR, which in turn sub-leases it to the customer. To the extent possible, the terms of the head lease and sub-lease match payment streams and other financial conditions. Effectively, Airbus or ATR act as credit enhancers for the transaction, as if they were providing a rental guarantee to the head lessor on behalf of the sub-lessee. Such commitments by Airbus or ATR are reported as off-balance sheet contingent liabilities.

If the present value of an AVG is below the 10% threshold, the transaction concerned by the AVG is not recorded on the consolidated balance sheet, but accounted for as a sale. AVGs are generally not expected to be exercised at an additional cost to Airbus or ATR. Furthermore, to reduce exposure under AVGs and to minimise the likelihood of their occurrence, Airbus and ATR extend them with prudent guaranteed asset values and restrictive exercise conditions, including limited exercise window periods.

Exposure Arising from Sales Financing Activities

EADS classifies the risks arising from its sales financing activities into two categories: (i) Financing Exposure, where the customer's credit — its ability to perform its obligations under a financing agreement — constitutes the risk; and (ii) Asset Value Exposure, where the risk relates to decreases in the future value of the financed aircraft.

Gross Exposure. Gross Financing Exposure is computed as the sum of (i) the net book value of aircraft under operating leases; (ii) the outstanding principal amount of finance leases or loans; (iii) the maximum commitment amounts under financial guarantees; and (iv) until December 31, 2002, stipulated loss values associated with lease in/lease out structures (agreed amounts to be paid in the case of early termination of tax enhanced leases).

Gross Financing Exposure from operating leases, financial leases and loans differs from the value of related assets on EADS' balance sheet and related off-balance sheet contingent commitments for the following reasons: (i) assets are recorded in compliance with IFRS, but may relate to transactions where there is limited recourse to Airbus or ATR; (ii) the value of the assets is written down or depreciated on the consolidated balance sheet; (iii) off-balance sheet gross exposure is calculated as the net present value of future payments, whereas the Financial Statements present the total future payments in nominal terms; and (iv) exposure related to AVGs recorded as operating leases in the Financial Statements is categorised under Asset Value Exposure, not Financing Exposure.

Gross Asset Value Exposure is computed as the sum of the maximum committed amounts under AVGs and buy-back commitments.

Net Exposure. Net exposure is the difference between gross exposure and the estimated value of the collateral security.

Collateral value is assessed using a dynamic model based on the net present value of expected future rentals from the aircraft in the leasing market and potential cost of default. This valuation model yields results that are typically lower than residual value estimates by independent sources in order to allow for what Management believes is its conservative assessment of market conditions.

Under its provisioning policy for sales financing risk, EADS records provisions to fully cover its financing and asset value net exposure. Provisions pertaining to sales financing exposure, whether on-balance sheet or off-balance sheet, are recorded in provisions, or as write down of the related assets. Provisions recorded as liabilities within provisions relate primarily to off-balance sheet commitments and to AVG exposure. See "Notes to the Consolidated Financial Statements — Note 18c): Other provisions". Provisions are recorded as write downs of the related assets when they can be directly related to the corresponding asset. See "Notes to the Consolidated Financial Statements — Note 11: Property, plant and equipment" and "Note 12: Investments and long-term financial assets".

Airbus Sales Financing Exposure

Airbus Financing Exposure. Certain EADS and BAE Systems group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to the formation of Airbus S.A.S. EADS' exposure to liabilities incurred by Airbus following January 1, 2001, is limited by its status as a shareholder in Airbus S.A.S., of which it owns 80% of the shares.

Airbus Financing Exposure as of December 31, 2002 is spread over approximately 150 aircraft, operated at any time by approximately 40 airlines; the breakdown by aircraft type is balanced between A300/310, A320 family and A330/340. In addition, other aircraft related assets, such as spare parts, may also serve as collateral security. 75% of Airbus Financing Exposure is distributed over eight airlines in seven countries.

Airbus has reduced gross Financing Exposure by 32% from its 1998 peak of U.S.$ 6 billion, to U.S.$ 4.1 billion (Euro 3.9 billion) as of December 31, 2002, while the Airbus fleet in operation has increased 64% from 1,838 aircraft to 3,010 over the same period. Management believes the current level of gross Financing Exposure enhances Airbus' ability to assist its customers in the context of a tight aircraft financing market.

As of December 31, 2002 and 2001, net Airbus Financing Exposure, which does not include AVGs, was computed as follows:

	2002	2001
	(in millions of Euro)	
Gross Financing Exposure — unadjusted	3,904	4,020
Adjustments	(323)	(515)
Financing Exposure — adjusted	3,581	3,505
On-balance sheet	2,690	2,269
Off-balance sheet	891	1,236
Estimated collateral value	(2,061)	(1,988)
Net exposure before provision	1,520	1,517
Provision/Write-Down for customer financing	(1,520)	(1,517)
Residual net exposure	0.0	0.0

On a constant U.S. dollar basis, the currency in which Airbus records its customer financing exposure, Airbus Gross Financing Exposure increased by approximately Euro 600 million.

Prior to January 1, 2003, gross financing exposure with respect to lease in/lease out structures was measured by reference to the related stipulated loss value. Eliminations primarily included a correction of gross financing exposure to reflect the continuation of lease in/lease out structures through maturity (i.e., the difference between the stipulated loss value and the net present value of the future payments owed to the head lessor). From January 1, 2003, this correction will no longer be made, as the gross financing exposure from such structures will be measured as the net present value of the future payments owed to the head lessor.

The Euro 2.7 billion of on-balance sheet customer financing exposure shown in the table above differs from the Euro 2.4 billion book value of corresponding assets on EADS' balance sheet. This difference is the result of (i) the consolidation of assets in compliance with IFRS where there is no recourse to Airbus (Euro 0.6 billion) and (ii) the depreciation and write down of the related assets (Euro 0.9 billion). See "Notes to the Audited Consolidated Financial Statements — Note 11: Property, plant and equipment" and "Note: 12: Investments and long-term financial assets" for a description of customer financing assets book value, including Airbus (Euro 2.4 billion) and 50% ATR (Euro 0.4 billion).

The amount of off-balance sheet customer financing exposure shown above primarily reflects the net present value of lease in/lease out structures, net of defeased bank deposits. The corresponding cumulative nominal value of future payments corresponding to off-balance sheet exposure is Euro 1,452 million; a corresponding provision of Euro 617 million exists in EADS' balance sheet. See "Notes to the Audited Consolidated Financial Statements — Note 24: Commitments and Contingencies". The year-to-year decrease in off-balance sheet exposure is primarily due to the impact of the weakening U.S. dollar on the Euro amount of such exposure.

Airbus Asset Value Exposure. A significant portion of Airbus' asset value exposure arises from outstanding AVGs. Airbus' management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the AVG-related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise dates of outstanding AVGs are distributed through 2017, resulting in low levels of exposure maturing in any year. For instance, for each of the years 2003 to 2007, the average annual gross Asset Value Exposure from AVGs is approximately Euro 280 million reflecting the peak of AVG exercise date in 2007. On a year-to-year basis, gross Asset Value Exposure, denominated in U.S. dollars, was nearly unchanged in 2002 from 2001. The outstanding net exposure from AVGs at year-end 2002 of Euro 526 million is fully provided for through provisions on the balance sheet, resulting in a residual net exposure of zero. See "Notes to the Consolidated Financial Statements — Note 18c): Other provisions".

Because exercise dates for AVGs are on average in the 10th year following aircraft delivery, AVGs issued in 2003 will generally not be exercisable prior to 2013, and, therefore, an increase in near-term exposure is not expected.

ATR Sales Financing Exposure

EADS proportionally consolidates only 50% of ATR and shares the risk with its partner, Alenia. ATR customer exposure as of December 31, 2002 is distributed over 257 aircraft, 60 airlines and 35 countries.

ATR 100% has reduced gross exposure by approximately 28% from a peak of U.S.$ 1.8 billion in 1997 to under U.S.$ 1.3 billion as of December 31, 2002, despite a challenging market for turboprop aircraft.

As of December 31, 2002 and 2001, ATR net customer financing exposure is computed as follows:

	ATR 50%	
	2002	2001
	(in millions of Euro)	
Financing gross exposure	610	828
On-balance sheet	454	654
Off-balance sheet	156	174
Estimated collateral value	(538)	(710)
Net exposure before provision	72	118
Provision	(72)	(118)
Residual net exposure	0.0	0.0

Backstop Commitments. While commitments to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented, (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto, and (iii) third parties may participate in the financing. In order to mitigate Airbus and ATR exposure to unacceptable credits, such commitments typically contain financial conditions that guaranteed parties must satisfy in order to benefit therefrom. See "Notes to the Consolidated Financial Statements — Note 24: Commitments and contingencies".

5.1.3.4 Cash Management Policy

Cash Pooling and Cash Management

In 2002, the technical and legal framework of a fully automated cross-border cash pooling system (covering France, Germany, Spain and the U.K.) was finalised. A group-wide implementation of this system is expected by the end of 2003. The cash pooling system enhances Management's ability to assess reliably and instantaneously the cash position of each subsidiary within the group and enables Management to allocate cash optimally within the group depending upon shifting short-term needs.

A cash management procedure designed to provide Management with a monthly updated perspective on cash generation and cash consumption for each subsidiary over the following twelve-month period, which was implemented on a trial basis in 2001, is now fully operational.

Funding

EADS continues to benefit from a strong cash position. In 2002, a syndicated back-up facility of Euro 2.85 billion was put into place and a Euro 700 million credit line with the European Investment Bank was established. These facilities remain undrawn as of March 31, 2003. In February 2003, EADS launched a Euro 3 billion Euro Medium Term Note Programme, with a subsequent initial Euro 1 billion issue of a seven year 4.625% Eurobond. The objectives of this initial issue are to refinance existing debt and to lengthen the maturity profile of the Company's debt. Management believes that the establishment of such financing schemes will enhance its overall presence and standing in the capital markets and increase its flexibility in responding to fluctuating funding requirements.

5.1.4 *Operating Results*

5.1.4.1 Consolidated Income Statements

The following table sets forth a summary of the consolidated income statements of EADS for the twelve-month periods indicated.

Consolidated Statements of Income for the Years Ended December 31, 2002 and 2001

	Year ended December 31,	
	2002	2001
	(in millions of Euro, except for EPS)	
Revenues	29,901	30,798
Cost of sales	(24,465)	(25,440)
Gross margin	5,436	5,358
Selling and administrative expenses	(2,251)	(2,186)
Research and development expenses	(2,096)	(1,841)
Other income	248	3,024
Other expense	(241)	(375)
Amortisation of goodwill & related impairment losses	(936)	(1,466)
Income before financial income and income taxes	160	2,514
Income (loss) from investments	87	(342)
Interest income (expense)	(81)	63
Other financial result	21	(234)
Income (loss) before income taxes	187	2,001
Income taxes	(453)	(646)
Minority interests	(33)	17
Net income (loss)	(299)	1,372
Earnings per share (in Euro)	(0.37)	1.70

Use of EBIT Pre-Goodwill Amortisation and Exceptionals

EADS uses EBIT pre-goodwill amortisation and exceptionals as a key indicator of its economic performance. The term "**exceptionals**" refers to income or expenses of a non-recurring nature, such as amortisation expenses of fair value adjustments relating to the EADS Merger, the formation of Airbus S.A.S. and the formation of MBDA, and impairment losses. It does not correspond to the definition of extraordinary items under IFRS.

Set forth below is a table reconciling EADS' income before financial income and income taxes with EADS' EBIT pre-goodwill amortisation and exceptionals.

	Year ended December 31,	
	2002	2001
	(in millions of Euro)	
Income before financial income and income taxes	160	2,514
Income from investments	87	(342)
Dilution gain Airbus, MBDA	0	(2,794)
Goodwill amortisation and impairment losses	936	1,466
Exceptional depreciation (fixed assets)	227	260
Exceptional depreciation (financial assets)	0	315
Exceptional depreciation (inventories)	16	275
EBIT pre-goodwill amortisation and exceptionals	1,426	1,694

5.1.4.2 Segment Information

Set forth below is a breakdown of EADS' consolidated revenues and consolidated EBIT pre-goodwill amortisation and exceptionals by division for the past two years.

	Year ended December 31, 2002		Year ended December 31, 2001	
	Revenues	EBIT PGE(1)	Revenues	EBIT PGE(1)
	(in millions of Euro)			
Airbus	19,512	1,361	20,549	1,655
Military Transport Aircraft	524	(80)	547	1
Aeronautics	5,304	261	5,065	308
Defence and Civil Systems	3,306	40	3,345	(79)
Space	2,216	(268)	2,439	(222)
Subtotal	30,862	1,314	31,945	1,663
HQ/consolidation(2)	(961)	112	(1,147)	31
EADS	29,901	1,426	30,798	1,694

(1) "**EBIT PGE**" refers to EBIT pre-goodwill amortisation and exceptionals.

(2) With respect to revenues, HQ consolidation includes, in particular, adjustments and eliminations for intercompany transactions and revenues from leases of office space. With respect to EBIT PGE, HQ/consolidation primarily includes results from headquarters, which mainly includes income from the investment in Dassault Aviation.

Consolidated EBIT PGE for EADS reached Euro 1,426 million in 2002, a decrease of Euro 268 million from 2001. The restructuring efforts in the defence business contributed to positive results of Euro 40 million at the DCS Division, as compared to losses of Euro 79 million in 2001. In addition to the turnaround at the DCS Division, EADS headquarters, after downsizing the workforce by approximately 50%, achieved substantial cost savings in 2002, thus boosting its 2002 EBIT PGE.

Offsetting these positive items were effects stemming from the difficulties facing EADS' commercial markets. Following the insolvency of Fairchild Dornier in 2002, the MTA Division wrote off Euro 54 million of assets relating to the Do 728 program of which it was a risk sharing partner.

The Space Division reported steeper losses than in 2001, amounting to Euro 268 million in 2002. These losses related primarily to further restructuring at Astrium, the continued impact of a market downturn in commercial telecommunications (including the cancellation of one satellite), program cost overruns and further investment depreciations.

Airbus and the Aeronautics division suffered from the weakening passenger traffic and its resulting downturn in world commercial aircraft deliveries; higher research and development costs for the A380 and reduced deliveries of aircraft have limited the profitability of Airbus in 2002. However, further cost reductions and built in production rate flexibility partially offset these factors and have allowed Airbus to achieve EBIT PGE in 2002 of Euro 1,361 million, a decrease of Euro 294 million from 2001. Before taking into account R&D expenses of Airbus, the pre-R&D margin rate for EBIT PGE increased from 15% in 2001 to 15.6% in 2002. EBIT PGE at the Aeronautics Division decreased slightly from Euro 308 million in 2001 to Euro 261 million in 2002. This decrease was mostly attributable to higher R&D, selling, marketing and functional costs in the military aircraft business, and reduced aerostructure/maintenance activity as a result of the downturn in the commercial industry.

Restructuring. Since its formation in 2000, EADS has implemented, and continues to implement, a number of restructuring plans to further enhance its competitive position in the challenging markets in which it operates. Total restructuring charges of Euro 161 million were recorded in the 2002 consolidated income statement. This included new provisions and current year charges primarily related to (i) headcount reductions, budgetary constraints and Ariane V issues at the Space Division (Euro 105 million); (ii) headcount reductions and early retirements at the DCS Division (Euro 31 million); and (iii) other restructuring provisions relating to headquarters and the Aeronautics Division.

The related restructuring burden is shown both as a provision and as other liabilities.

Cost Savings Derived from Synergies. By the end of 2002, Management estimates that it had realised more than Euro 400 million of its targeted recurring cost savings derived from synergies related to business activities such as procurement, aerostructure and headquarters. EADS is currently implementing measures to generate a further Euro 200 million in targeted recurring cost savings from 2004 onwards. The merger integration team, set up at the time of the creation of EADS to derive and monitor such cost savings, was dismantled in 2002 as its responsibilities were transferred directly to the respective business units, with a centralised reporting function retained at headquarters.

5.1.4.3 EADS Results of Operations — 2002 to 2001 Comparison

Year-to-year comparisons of results of operations are based upon the Financial Statements.

Consolidated Revenues

Consolidated revenues for EADS in 2002 reached Euro 29,901 million, a slight decrease of 3% from Euro 30,798 million in 2001.

Airbus. Airbus consolidated revenues reached Euro 19.5 billion in 2002, a decrease of Euro 1,037 million from 2001. This decrease was attributed mostly to the reduction in aircraft deliveries from 325 in 2001 to 303 in 2002, as well as to the weaker U.S. dollar. As in 2001, most of the deliveries were for single-aisle A319/A320/A321 aircraft. Airbus delivered 236 units of this type of aircraft in 2002, compared with 257 in 2001. The changing Euro-U.S. Dollar exchange rate also impacted Airbus consolidated revenues over the periods compared (average spot rate of Euro-U.S. Dollar 0.95 in 2002 compared to Euro-U.S. Dollar 0.90 in 2001). At a constant exchange rate from 2001, Airbus revenues would have decreased by only 2.5%. For a discussion of the impact of exchange rate variations on EADS' results of operations and EADS' hedging policy, see "— Accounting Considerations — IAS 39 — Currency Hedge Accounting" and "— Policies — Exchange Rate Management Policy".

Military Transport Aircraft. Consolidated revenues of the Military Transport Aircraft Division were Euro 524 million in 2002, a Euro 23 million decrease from 2001 consolidated revenues of Euro 547 million. While deliveries of the CN-235 in 2002 increased to 8 units from 4 in 2001 (plus 2 C-212 aircraft), delays on the A310 VIP program and lower sales of its C-295 SAF aircraft in 2002 offset these gains.

Aeronautics. Consolidated revenues of the Aeronautics Division increased 5% to Euro 5.3 billion in 2002 from Euro 5.1 billion in 2001. The increase primarily reflects Eurocopter's increased level of helicopter deliveries in 2002 (397 compared to 335 in 2001) and customer support services. This increase was partially offset by the impact of commercial airline industry difficulties on the Division's aerostructure businesses.

Defence and Civil Systems. The Defence and Civil Systems Division generated consolidated revenues of Euro 3.3 billion in 2002, relatively unchanged from 2001. The slight decrease primarily reflects the decrease in the participation in AMM following the MBDA transaction at the end of 2001 offset by (i) the full-year consolidation of Cogent in 2002 and (ii) an approximate 10% revenue growth across all business units except MBDA. See "— Accounting Considerations — Changes in Consolidation Perimeter".

Space. Space Division consolidated revenues decreased 9% to Euro 2.2 billion in 2002 from Euro 2.4 billion in 2001. The decrease is principally related to (i) difficulties with Astrium's civil telecommunications programs and (ii) slower than anticipated ramp-up of the Ariane V program at EADS Launch Vehicles.

Consolidated Cost of Sales

Consolidated cost of sales decreased 4% from Euro 25,440 million in 2001 to Euro 24,465 million in 2002. This change mainly reflects the reduction of deliveries at Airbus as well as the significant decrease in depreciation of the fair value adjustments to inventories stemming from the formation of EADS (Euro 275 million in 2001 compared to Euro 16 million in 2002). See "— Accounting Considerations — Fair Value Adjustments".

Consolidated Gross Margin

In 2002, consolidated gross margin increased by Euro 78 million to Euro 5,436 million from Euro 5,358 million in 2001. Without the effects of the exceptional fair value depreciation of inventories and fixed assets in 2001, consolidated gross margin would have decreased by Euro 214 million from 2001, in line with the 2002 revenues decrease. On a percentage basis, before fair value depreciation, the consolidated gross margin percentage remained unchanged from 2001 at 19%. This is in line with the ongoing efforts to reduce costs and to counteract the impact of demand changes with implemented flexibility in manufacturing.

Consolidated Selling and Administrative Expenses

Consolidated selling and administrative expenses increased slightly from Euro 2,186 million in 2001 to Euro 2,251 million in 2002. This increase was principally due to increases in staffing and higher insurance premiums at Airbus and the Aeronautics Division. However, ongoing effects from restructuring of general and administrative activities, such as the realised cost reductions at headquarters offset these increases.

Consolidated Research and Development Expenses

EADS' consolidated research and development expenses increased 14% from Euro 1,841 million in 2001 to Euro 2,096 million in 2002, primarily relating to ongoing programs at Airbus (Euro 1.7 billion in 2002). Expenses at Airbus relating to the A380 program reached Euro 819 million in 2002, an increase of Euro 435 million from 2001 levels. From 2001, total R&D expenses on the A380 program amount to Euro 1.3 billion. Further R&D expenses totalling Euro 3 billion are forecasted to be incurred from 2003 through 2005. Although reduced by Euro 130 million from 2001 levels, R&D expenses related to flight certification of the A340 500/600 program obtained in December 2002 (Euro 248 million in 2002), as well as further enhancements on existing programs, also contributed to the overall R&D expenses for the year. Other than increased R&D expenses at the Aeronautics Division primarily related to the A380 program, non-Airbus related consolidated R&D expenses remained relatively unchanged from 2001. Excluding Airbus, EADS' other divisions incur approximately Euro 400 million annually in consolidated R&D expenses related to ongoing businesses.

Consolidated Other Income and Other Expense

Consolidated other income and other expense principally represent gains and losses on disposals of investments and income from rental properties. In 2002, the net of other income and other expense decreased to Euro 7 million from Euro 2,649 million in 2001. Non-recurring dilution gains arising from the creation of Airbus S.A.S (Euro 2,537 million) and MBDA (Euro 257 million) were included in consolidated other income in 2001. See "— Accounting Considerations — Dilution Gains". Excluding the effect of 2001 dilution gains, net other income increased by Euro 152 million, reflecting the disposal of EADS' 50% share in Aircelle to Snecma (Euro 63 million), the sale of MDTV to IBM, and lower expenses at headquarters in 2002.

Consolidated Amortisation of Goodwill and Impairment Losses

Consolidated amortisation of goodwill and impairment losses decreased 36% to Euro 936 million in 2002 from Euro 1,466 million in 2001. Excluding impairment losses, consolidated amortisation of goodwill decreased by Euro 90 million from Euro 676 million in 2001 to Euro 586 million in 2002. This change is the result of the decrease in the net book value of goodwill resulting from the 2001 impairment charges. See "— Accounting Considerations — Impairment of Assets". Goodwill at the Space Division was subject to a further impairment test, leading to a charge of Euro 350 million in 2002.

	2002		2001	
	Goodwill amortisation and impairment losses	Thereof impairment of goodwill	Goodwill amortisation and impairment losses	Thereof impairment of goodwill
	(in millions of Euro)			
Airbus	373	—	372	—
MTAD	—	—	—	—
Aeronautics	54	—	51	—
DCS	107	—	739	580
Space	397	350	255	210
HQ	5	—	49	—
EADS	936	350	1,466	790

Consolidated Income (Loss) from Investments

Consolidated income (loss) from investments principally includes results from companies accounted for under the equity method and the results linked to non-consolidated investments (i.e., write-downs, dividends received). In 2002, EADS recorded Euro 87 million in consolidated investment income as compared to a Euro 342 million consolidated loss in 2001. This change primarily reflects the Euro 315 million impairment charge taken on civil telecommunications investments (Nortel joint ventures, carried at cost since October 1, 2001), and a Euro 63 million write-off of commercial space investments (Nahuelsat) in 2001. As in 2001, EADS accounted for a further Euro 29 million write-down of its investment in Arianespace in 2002. This participation now has a book value of zero.

EADS' 46% stake in Dassault Aviation, which is consolidated using the equity method, contributed Euro 111 million of investment income in 2002 (after deduction of a related Euro 25.6 million goodwill amortisation). Since for 2002 no financial figures are available yet from Dassault Aviation, the prior year's net income was used as a basis to report the current year's net income from this equity investment. See "4.1.7 Investments — Dassault Aviation".

Consolidated Interest Income (Expense)

Consolidated interest income (expense) reflects the net of interest income and expenses arising from financial assets or liabilities. In 2002, EADS reported a consolidated net interest expense of Euro 81 million, as compared to Euro 63 million of consolidated net interest income in 2001. This change is principally due to (i) higher interest charges in 2002 on European government refundable advances received (Euro 45 million expense increase primarily related to the A380); (ii) an increasing interest rate difference between the remuneration of cash deposits and the cost of debt; and (iii) reduced average net cash position in 2002 as compared to 2001.

Consolidated Other Financial Result

Consolidated other financial result increased to Euro 21 million in 2002 from Euro (234) million in 2001. This change primarily results from a Euro 117 million income from the mark-to-market revaluation and maturing of remaining macro hedges in 2002, as compared to a Euro 153 million loss with respect to such macro hedges in 2001. As there are no remaining macro hedges at January 1, 2003, the mark-to-market revaluation and maturing of such hedges should no longer have an impact on consolidated other financial results.

Consolidated Income Taxes

See "Notes to the Consolidated Financial Statements — Note 9: Income taxes".

Consolidated Net Income

As a result of the factors discussed above, EADS recorded a consolidated net loss of Euro 299 million in 2002 as compared to consolidated net income of Euro 1,372 million in 2001.

Earnings Per Share (EPS)

Earnings per share decreased by Euro 2.07 per share from Euro 1.70 per share in 2001 to Euro (0.37) per share in 2002. The number of outstanding shares at the end of December 31, 2002 was 800,957,248. The denominator used in EPS was the average number of outstanding shares of 804,116,877 shares. The reduction from 2001 results from the repurchase of 10,241,252 shares offset by the issuance of 2,022,939 shares through the October 2002 employee share offering plan. See "3.3.7 Shareholdings and Voting Rights — Purchase by the Company of its Own Shares" and "6.3.2 Employee Profit Sharing and Incentive Plans — Employee Share Offering".

5.1.5 Statement of Changes in Consolidated Shareholders' Equity

The following table sets forth a summary of the consolidated statement of changes in shareholders' equity for the period January 1, 2002 through December 31, 2002.

	(in millions of Euro)
Balance at January 1, 2002	9,877
Capital increase	16
Net loss	(299)
Dividends paid	(403)
Purchase of treasury shares	(156)
Accumulated other comprehensive income	3,730
Balance at December 31, 2002	12,765

Consolidated shareholders' equity increased by Euro 2,888 million from Euro 9,877 million as at December 31, 2001 to Euro 12,765 million as at December 31, 2002. This increase mainly resulted from the stronger Euro-U.S. Dollar spot exchange rates in 2002 (Euro-U.S. Dollar 1.05) as compared with 2001 (Euro-U.S. Dollar 0.88), which had a significant impact in accumulated other comprehensive income. This positive effect was partially offset by the consolidated net loss, the payment of dividends and the repurchase by EADS of its own shares.

Capital Increase

In connection with the 2002 employee stock ownership plan, EADS issued 2,022,939 shares, raising approximately Euro 16 million. See "3.2.5 General Description of the Share Capital — Changes in the Issued Share Capital Since Incorporation of the Company" and "6.3.2 Employee Profit Sharing and Incentive Plans — Employee Share Offering".

Dividends Paid

On May 17, 2002, the general meeting of shareholders decided to pay a cash dividend related to the 2001 financial year of Euro 0.50 per share. The dividend, totalling Euro 403 million, was paid on June 28, 2002. See "3.5.1 Dividends — Dividends Paid since the Incorporation of the Company".

Purchase of Treasury Shares

In 2002, EADS purchased 10,241,252 of its own shares for a total amount of Euro 156 million. At December 31, 2002, the number of shares outstanding was 800,957,248. See "3.3.7 Shareholdings and Voting Rights — Purchase by the Company of its Own Shares".

Accumulated Other Comprehensive Income

In 2002, accumulated other comprehensive income ("**AOCI**") increased by Euro 3,730 million. Changes in AOCI were due to (i) the year-end mark-to-market valuation of that portion of EADS' hedge portfolio qualifying for hedge accounting under IAS 39 (Euro 2.7 billion) and (ii) currency translation adjustments generated by the consolidation of subsidiaries not reporting their financial statements in Euro (Euro 1.0 billion).

At December 31, 2002, the notional amount of the outstanding portfolio of hedges qualifying for IAS 39 hedge accounting treatment amounted to approximately U.S.$ 42 billion hedged against the Euro and the Pound Sterling. The increase in the notional amount of the hedge portfolio from U.S.$ 35.3 billion at December 31, 2001, is a reflection of the approval by the EADS Board of Directors to extend the hedge portfolio to 2010 to account for changes to the firm backlog in 2002, including firm orders for the A380. The year-end mark-to-market valuation of EADS' portfolio of hedges qualifying for IAS 39 hedge accounting treatment resulted in a positive valuation change of Euro 5,224 million from December 31, 2001 based on a closing rate of Euro-U.S. Dollar 1.05.

As a result of this positive change in the fair market valuation of the micro hedge portfolio, 2001 AOCI-related provisions of Euro 2,405 million were reduced and AOCI-related other assets increased to Euro 2,819 million. The corresponding Euro 1,879 million tax effect reduced the Euro 828 million AOCI-related deferred tax asset recorded in 2001, and increased the AOCI-related deferred tax liability to Euro 1,051 million at December 31, 2002.

A Euro 632 million adjustment to minority interest was recorded to reflect mainly BAE Systems' 20% share of the positive after-tax mark-to-market valuation change in hedge portfolio. As a result of this adjustment, AOCI-related minority interest was Euro 416 million at December 31, 2002 as compared to Euro (216) million at December 31, 2001.

The increase to AOCI of Euro 2,713 million at December 31, 2002 attributable to changes in the fair value of hedging instruments, represents the net mark-to-market valuation change of the EADS hedge portfolio, after accounting for deferred taxes and minority interest. See "— Accounting Considerations — IAS 39 — Currency Hedge Accounting" and "— Policies — Exchange Rate Management Policy".

The impact of currency translation adjustments on AOCI in 2002 amounted to positive Euro 1,027 million, reflecting a stronger Euro spot rate versus other currencies at December 31, 2002.

5.1.6 Movement of Net Cash Position

EADS generally finances its manufacturing activities and product development programs, and in particular the development of new commercial aircraft, through a combination of flows generated by operating activities, customers' advance payments, risk-sharing partnerships with sub-contractors and European government refundable advances. In addition, EADS' military activities benefit from government-financed research and development contracts.

The following table sets forth the variation of EADS' consolidated net cash position over the periods indicated. See also "5.2 Financial Statements — Consolidated Statements of Cash Flow".

	Year ended December 31,	
	2002	2001
	(in millions of Euro)	
Consolidated net cash position at January 1	1,533	2,143
First Consolidation Airbus U.K./GIE 20%	—	(838)
Net cash at beginning of period	1,533	1,305
Gross cash flows from operations	1,862	2,654
Changes in working capital	804	2
Cash used for investing activities	(2,953)	(1,882)
Thereof industrial capital expenditures	(2,093)	(1,311)
Thereof customer financing	(865)	(93)
Thereof others	5	(478)
Free Cash Flows[1]	(287)	774
Thereof Free Cash Flows before customer financing	578	867
Treasury share buy-back	(156)	0
Dividends paid to shareholders	(403)	(404)
Capital increase	16	21
Other changes in financial position	521	(163)
Consolidated net cash position at December 31	1,224	1,533

(1) Does not reflect investments in available-for-sale securities (Euro 264 million in 2002; Euro 390 million in 2001), which are classified as cash and not as investments.

In 2002, the consolidated net cash position decreased by 20% to Euro 1,224 million at December 31. EADS calculates its consolidated net cash position as the difference between (i) cash, cash equivalents and securities and (ii) financial liabilities (as recorded in the consolidated balance sheet). Efforts at Airbus to limit the growth of customer financing exposure and a Company-wide focus on cash management, combined with new European government refundable advances received (primarily related to the A380 program), sustained levels of pre-delivery payments from customers at Airbus and the positive effects of the weakening U.S. dollar on EADS' dollar-denominated debt portfolio were offset by substantial investments in fixed assets, the consumption of provisions for previous macro hedges reclassified as micro hedges, as well as dividend payments in 2002.

Gross Cash Flows from Operations

In 2002, the main factor contributing to the Euro 1.9 billion gross cash flow from operations was the expiration of some hedges bearing unfavourable U.S. dollar rates. This negative cash effect was offset in operating result by the consumption of provisions made on December 31, 2000, with respect to mark-to-market macro hedges which were reclassified as micro hedges using then prevailing forward rates. See "— Accounting Considerations — IAS 39 — Currency Hedge Accounting". The consumption of such provisions amounted to approximately Euro 1 billion in 2002. The remaining provision for such hedges, expected to be fully consumed over the next two years, is approximately Euro 300 million. Once consumed, no further impact from such provisions on gross cash flow from operations is expected. Depreciation on fixed assets not including fair value adjustments amounted to Euro 1.6 billion in 2002, slightly above the 2001 level of Euro 1.5 billion.

Changes in Working Capital

Working capital is comprised of the sum of trade receivables, net inventory, other assets and prepaid expenses against the sum of trade liabilities, other liabilities and deferred income. Changes in working capital resulted in a Euro 804 million positive impact on the net cash position in 2002. The main net contributors to the positive working capital were an increase in A380-related European government refundable advances, recorded in other liabilities, and a reduction of trade receivables as a result of EADS' focus on cash management. This was partly offset by higher inventory build-up of approximately Euro 500 million in all divisions except Airbus. As of December 31, 2002, total European government refundable advances received, recorded on the balance sheet in other liabilities, were Euro 4.3 billion. Of this amount, Euro 2.6 billion relate to long-range Airbus aircraft, Euro 1.1 billion relate to the A380, and the remainder relates to other programs. In 2002, European government refundable advances receipts totalled Euro 980 million and European government refundable advances reimbursements totalled Euro 250 million. Related accrued interest for 2002 of Euro 170 million was recorded on the balance sheet in other liabilities.

In 2002, total advance payments received from customers stood at Euro 13.7 billion, as compared to Euro 14.7 billion at December 31, 2001. The year-to-year change primarily reflects foreign currency effects from the weakening U.S. dollar. At a constant U.S. dollar exchange rate, the level of advance payments received at year-end 2002 remained relatively unchanged from 2001. Euro 9.5 billion of advance payments received were netted against inventories at December 31, 2002, resulting in a balance of Euro 3.6 billion of advance payments received recorded on the balance sheet in other liabilities and Euro 600 million in trade receivables.

Cash used for Investing Activities

Management categorises cash used for investing activities into three components: (i) industrial capital expenditures, (ii) customer financing and (iii) net investments in subsidiaries.

Industrial Capital Expenditures. Industrial capital expenditures (investments in plant, property and equipment) amounted to Euro 2.1 billion in 2002 as compared to Euro 1.3 billion in 2001. A380-related capital expenditure totalled Euro 910 million in 2002, as compared to Euro 300 million in 2001. EADS estimates a total capital expenditure for the A380 program from 2003 onwards to be approximately Euro 2.5 billion. See "4.1.2 Airbus — Products and Services". The remaining portion of expenditures related to further integration measures at Airbus of Euro 650 million (manufacturing facilities and common information technologies systems) and additional programs in the other divisions of Euro 530 million. Excluding Airbus, EADS' other divisions incur approximately Euro 500 million annually in capital expenditures related to ongoing businesses. Investments in aircraft leases are included in customer financing, and not in industrial capital expenditures, even though the underlying assets are recorded in property, plant and equipment.

For the period 2003 to 2005, it is estimated that most of EADS' capital expenditure will occur in connection with Airbus activities, such as the ongoing establishment and expansion of production facilities for Airbus aircraft. In particular, the development program for the A380 very large aircraft will require substantial capital expenditures. See "4.1.2 Airbus — Products and Services".

Customer Financing. Net consolidated cash flows corresponding to additions in customer financing amounted to Euro 865 million in 2002 including a net positive impact of Euro 29 million from ATR. The Airbus gross addition to customer financing in 2002 amounted to Euro 1.8 billion. This increase mainly relates to new finance leases and loans. EADS sold down approximately Euro 900 million of customer financing exposure in 2002, including Euro 400 million of new exposure generated in 2002 primarily by loans granted to UAL. As of December 31, 2002 there are no remaining exposures relating to UAL. EADS aims to structure all financing so as to facilitate the future sell-down or reduction of its exposure.

Not included in the net additions in ATR and Airbus customer financing in 2002 are approximately Euro 200 million of amortisation of existing exposure (primarily amortisation of operating lease aircraft). This amortisation is recorded in the line item cash flow from operations. Net of the amount of such amortisation, the increase in customer financing is in line with the corresponding increase in gross exposure at constant U.S. dollar exchange rate. See "— Policies — Sales Financing Policy" and "Notes to the Consolidated Financial Statements — Note 24: Commitments and Contingencies".

In response to increased demand for financing from its customers, EADS expects to make additional capital expenditures in connection with customer financing of commercial aircraft through finance leases and loans. EADS' target for additional customer financing is lower in 2003 than in 2002, and EADS intends to continue with its restrictive practice of keeping net additions at the lowest possible level. See "— Policies — Sales Financing Policy".

Others. In 2001, net investments in subsidiaries were mainly influenced by the acquisitions of Tesat Spacecom, Cogent, and additional shares in Dornier of approximately Euro 400 million. In 2002, proceeds related to the disposals of Aircelle and MDTV contributed to the positive balance of net investments in subsidiaries. See "— Accounting Considerations — Changes in Consolidation Perimeter".

Free Cash Flows

As a result of the factors discussed above, negative free cash flows amounted to Euro 287 million in 2002, as compared to positive Euro 774 million in 2001. Positive free cash flows before customer financing were Euro 578 million in 2002 as compared to Euro 867 million in 2001.

Other Changes in Financial Position

Other changes in financial position represent mainly foreign exchange rate valuation changes on cash and debt instruments and the movements of cash and/or financial liabilities as the result of changes in EADS' consolidation perimeter. Included in 2001 was, mainly, a negative valuation change of EADS' U.S. dollar-denominated debt instruments (Euro 335 million). For 2002, the main factors affecting other changes in financial position were the positive valuation change of U.S. dollar-denominated debt of approximately Euro 782 million, offset by dividends paid to minority shareholders (principally Euro 125 million to BAE Systems in respect of Airbus) and by foreign exchange effects on cash of approximately Euro 80 million.

5.1.7 Consolidated Financial Liabilities

The outstanding balance of financial liabilities was Euro 4,976 million in 2002, compared to Euro 6,500 million in 2001. The net decrease of consolidated financial liabilities of Euro 742 million from 2001 (at a constant U.S. dollar exchange rate) resulted primarily from the settlement of bond obligations and the repayment of debt owed to financial institutions. An adjustment of Euro 782 million reflected the currency translation impact of the weakening dollar on dollar denominated Financial Liabilities.

The following table sets forth the composition of EADS' consolidated financial liabilities, including both short- and long-term debt, as of December 31, 2002 and 2001:

	Principal Amount Outstanding	
	2002	2001
	(in millions of Euro)	
Finance Lease	1,566	1,746
Bonds	253	621
Liabilities to Financial Institutions	1,569	1,827
Loans	1,048	1,754
Others	540	552
Total Financial Liabilities	4,976	6,500

Total financial liabilities include the full consolidation of Airbus financial debt for an amount of Euro 4,162 million. However, EADS is liable for only 80% of such financial debt incurred after January 1, 2001, in line with its stake in Airbus. See "— Policies — Sales Financing Policy — Airbus Sales Financing Exposure".

EADS' Euro 4,976 million of total consolidated financial liabilities mature according to the following schedule (in millions of Euro):

2003	2004	2005	2006	2007	Thereafter
1,185	193	325	393	715	2,165

EADS records cash pooled with itself which belongs to joint venture partners and non-consolidated entities as a short-term liability. As long as cash pooling agreements are in place, such cash is intended to remain in EADS custody and does not fall due for immediate reimbursement. In 2003, the maturity profile includes Euro 540 million of such recurring short-term liabilities, primarily related to MBDA and Astrium.

More than 75% of the Euro 4,976 million of total financial liabilities as at December 31, 2002, are derived from the funding of EADS' sales financing assets, which are of a long-term nature and have predictable payment schedules. The following table presents a breakdown of consolidated financial liabilities related to sales financing:

	Principal Amount Outstanding	
	2002	2001
	(in millions of Euro)	
Finance Lease	1,566	1,746
Liabilities to Financial Institutions	1,266	1,425
Loans	958	1,526
Total Sales Financing Liabilities	3,790	4,697

Of the Euro 3,790 million total sales financing liabilities, Euro 747 million is in the form of limited recourse debt, where EADS' repayment obligations are limited to its receipts from transaction counterparties and

Euro 1.146 million are secured through defeased bank deposits which are included on the balance sheet as financial assets. Additionally, a significant portion of financial assets representing non-cancellable customer commitments have terms closely matching those of the related financial liabilities. Lease and sales financing commitments are typically supported by underlying aircraft used as collateral. See "Notes to the Consolidated Financial Statements — Note 24: Commitments and contingencies".

Management believes that the maturity profile of the consolidated financial liabilities is prudent and consistent with the structure of EADS' consolidated assets and cash flows.

5.1.8 Cash and Cash Equivalents

At December 31, 2002, the outstanding balance of cash and cash equivalents was Euro 6,200 million (including Euro 4,497 million in securities), as compared to Euro 8,033 million (including Euro 5,341 million in securities) at December 31, 2001.

Total cash and cash equivalents includes the full consolidation of cash at Airbus in an amount of Euro 1,612 million. However, EADS' stake therein is only 80%. Similarly, EADS has only a 37.5% stake in the Euro 1,332 million of MBDA cash included from the 50% consolidation.

5.2.1 Consolidated Financial Statements

EADS N.V.

Consolidated Income Statements for the years 2002, 2001 and 2000

	Note	2002	2001	2000
		(in millions of €)		
Revenues	5, 26	29,901	30,798	19,427
Cost of sales	6	(24,465)	(25,440)	(16,157)
Gross margin		5,436	5,358	3,270
Selling, administrative and other expenses	6	(2,492)	(2,561)	(2,144)
Research and development expenses		(2,096)	(1,841)	(924)
Other income	7	248	3,024	251
Amortization of goodwill and related impairment losses	10	(936)	(1,466)	(277)
Income before financial result, income taxes and minority interests		160	2,514	176
Income (loss) from investments		87	(342)	110
thereof income from associates		108	22	93
Interest income (expense), net		(81)	63	(42)
Other financial result		21	(234)	(1,388)
Financial result	8	27	(513)	(1,320)
Profit (loss) before income taxes and minority interests		187	2,001	(1,144)
Income taxes	9	(453)	(646)	264
Minority interests		(33)	17	(23)
Net income (loss)		(299)	1,372	(903)
		€	€	€
Earnings per share				
Basic and diluted	31	(0.37)	1.70	(2.34)
Dividends per share (2002: proposal)	17	0.30	0.50	0.50

Since EADS did not exist in the first half of 2000, earnings per share are based on the number of shares outstanding and stock options granted as of December 31, 2000.

The figures presented for 2000 include for the first half year only Aerospatiale Matra.

The accompanying notes are an integral part of these Consolidated Financial Statements.

EADS N.V.

Consolidated Balance Sheets
at December 31, 2002 and 2001

	Note	2002	2001
		(in millions of €)	
Assets			
Intangible assets	10	9,789	10,588
Property, plant and equipment	11	10,509	10,050
Investments in associates	12	1,333	1,252
Other investments and long-term financial assets	12	3,542	3,474
Fixed assets		25,173	25,364
Inventories	13	2,700	2,469
Trade receivables	14	4,114	5,183
Other receivables and other assets	15	5,256	2,633
Securities	16	4,497	5,341
Cash and cash equivalents		1,703	2,692
Non-fixed assets		18,270	18,318
Deferred taxes	9	2,992	4,288
Prepaid expenses		965	745
Total assets		47,400	48,715
Liabilities and shareholders' equity			
Capital stock		811	809
Reserves		9,658	10,346
Accumulated other comprehensive income		2,452	(1,278)
Purchase of treasury shares		(156)	0
Shareholders' equity	17	12,765	9,877
Minority interests		1,361	559
Provisions	18	8,248	11,918
Financial liabilities	19	4,976	6,500
Trade liabilities	20	5,070	5,466
Other liabilities	20	10,246	10,631
Liabilities		20,292	22,597
Deferred taxes	9	2,014	806
Deferred income	21	2,720	2,958
Total liabilities and equity		47,400	48,715

The accompanying notes are an integral part of these Consolidated Financial Statements.

EADS N.V.

Consolidated Statements of Cash Flows for the years 2002, 2001 and 2000

	2002	2001	2000
	(in millions of €)		
Net income (loss)	(299)	1.372	(903)
Income applicable to minority interests	33	(17)	23
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization of fixed assets	2.768	3.560	1.121
Valuation adjustments	177	493	483
Dilution gain Airbus/MBDA	0	(2.817)	0
Change in deferred taxes	255	109	(694)
Results on disposal of fixed assets/businesses and result of associates (equity method)	(227)	(93)	(62)
Change in provisions	(845)	47	1.019
Change in other operating assets and liabilities:	804	2	1.594
— Inventories, net	274	(655)	(574)
— Trade receivables	895	(894)	53
— Trade liabilities	(139)	766	661
— Other assets and liabilities	(226)	785	1.454
Cash provided by operating activities	2.666	2.656	2.581
Investments:			
— Purchases of fixed assets and increase in equipment of leased assets	(2.314)	(2.196)	(879)
— Payments for investments in financial assets and acquisitions of subsidiaries	(1.134)	(1.096)	(549)
— Proceeds from disposal of fixed assets and decrease in equipment of leased assets	240	402	233
— Proceeds from disposal of financial assets and subsidiaries	849	850	254
— Change in finance lease receivables	(599)	138	(118)
Change in securities	(264)	(390)	0
Cash from changes in consolidation	5	20	2.671
Cash used for investing activities	(3.217)	(2.272)	1.612
Change in financial liabilities	(774)	(465)	(103)
Cash contribution by minority interests	0	253	0
Dividends paid	(403)	(404)	(31)
Repayments/dividends to minorities	(127)	(52)	0
Capital increase	16	21	1.540
Purchase of treasury shares	(156)	0	0
Others	(3)	(30)	(16)
Cash used for (provided by) financing activities	(1.447)	(677)	1.390
Effect of foreign exchange rate changes on cash and cash equivalents	(82)	14	6
Net increase (decrease) in cash and cash equivalents	(2.080)	(279)	5.589
Cash and cash equivalents			
Cash at beginning of period	7.481	7.760	2.333
Cash at end of period	5.401	7.481	7.760
Additional securities medium-term	799	552	162
Cash and securities as stated in Balance Sheet	6.200	8.033	7.922

The following represents supplemental information with respect to cash flows from operating activities:

	2002	2001	2000
	(in millions of €)		
Interest paid	(407)	(335)	(239)
Income taxes paid	(318)	(520)	(206)

Interest received for 2002 amounts to M € 403 (2001: M € 506), dividends received amount to M € 19 (2001: M € 36).

The figures presented for 2000 include for the first half year only Aerospatiale Matra.

The accompanying notes are an integral part of these Consolidated Financial Statements.

For details, see Note 22, "Consolidated cash-flow statement".

EADS N.V.

Consolidated Statements of Changes in Shareholders' Equity for the years 2002, 2001 and 2000

	Note	Capital stock	Reserves	Accumulated other comprehensive income	Treasury shares	Total
				(in millions of €)		
Balance at January 1, 2000		1,231	992	87		2,310
EADS N.V. (fifty thousand €)		—	—	—		—
Contribution of ASM to EADS N.V. (book value)		(827)	827			0
Contribution of Dasa to EADS N.V. (fair value)		266	5,969			6,235
Contribution of CASA to EADS N.V. (fair value)		45	1,002			1,047
Capital increase		80	1,366			1,446
Capital increase ESOP (incl. discount)		12	193			205
IPO-Costs (net of tax)			(56)			(56)
Net loss			(903)			(903)
Dividend			(31)			(31)
Other comprehensive income				(3)		(3)
Balance at December 31, 2000		807	9,359	84		10,250
First application of IAS 39				(337)		(337)
Balance at January 1, 2001, adjusted		807	9,359	(253)		9,913
Capital increase ESOP		2	19			21
Net profit			1,372			1,372
Dividend			(404)			(404)
Other comprehensive income				(1,025)		(1,025)
thereof changes in fair values of securities				(10)		
thereof changes in fair values of hedging instruments				(878)		
thereof currency translation adjustment				(137)		
Balance at December 31, 2001/ January 1, 2002		809	10,346	(1,278)		9,877
Capital increase ESOP	17, 27	2	14			16
Net loss	26		(299)			(299)
Dividend	17		(403)			(403)
Purchase of treasury shares	17				(156)	(156)
Other comprehensive income				3,730		3,730
thereof changes in fair values of securities				(10)		
thereof changes in fair values of hedging instruments				2,713		
thereof currency translation adjustment				1,027		
Balance at December 31, 2002		811	9,658	2,452	(156)	12,765

The figures presented for 2000 include for the first half year only Aerospatiale Matra.

The accompanying notes are an integral part of these Consolidated Financial Statements.

82-34662

Index

EADS N.V.

Notes to Consolidated Financial Statements

BASIS OF PRESENTATION

1. The company

The accompanying consolidated financial statements present the operations of **European Aeronautic Defence and Space Company EADS N.V.** and its subsidiaries ("**EADS**" or the "**Group**"), a Dutch public limited liability company (naamloze vennootschap) legally seated in Amsterdam (Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands). EADS' core business is the manufacturing of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites and defence electronics and rendering of services related to these activities. The consolidated financial statements were authorised for issue by EADS' Board of Directors on March 7, 2003 and are prepared and reported in euros ("€").

EADS is the result of the merger of the operations of Aerospatiale Matra S.A. ("**ASM**"), the aerospace and defence activities of DaimlerChrysler AG ("**Dasa**") and Construcciones Aeronauticas S.A. ("**Casa**") in July 2000. For accounting purposes, the combination of ASM, Dasa and Casa was treated as a business combination using the purchase method of accounting with ASM as the acquirer. In connection with the business combination, the consolidated financial statements of ASM for the period in 2000 prior to the business combination were restated from French Generally Accepted Accounting Principles ("**French GAAP**") into IFRS.

2. Summary of significant accounting policies

Basis of preparation — The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("**IFRS**"), the accounting standards and interpretations approved by the International Accounting Standards Board ("**IASB**"), except that the Group expenses all development costs as incurred. The consolidated financial statements are prepared under the historical cost convention as modified by the revaluation of available-for-sale financial instruments, financial assets and financial liabilities classified as held-for-trading, and hedged items in fair value hedges.

Consolidation — The consolidated financial statements include the subsidiaries under the control of EADS. Investments in which EADS has significant influence ("**associated companies**") are accounted for using the equity method. For investments in material joint ventures, EADS uses the proportionate method of consolidation. The effects of intercompany transactions are eliminated.

Business combinations are accounted for under the purchase accounting method; all assets acquired and liabilities assumed are recorded at fair value. An excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.

Foreign Currency Translation — The assets and liabilities of foreign entities, where the local currency is other than Euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period. All resulting translation differences are included as a separate component of shareholders' equity ("**Accumulated other comprehensive income**" or "**AOCI**").

Transactions in foreign currencies are translated into Euro at the foreign exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro at the exchange rate in effect at that date. Foreign exchange gains and losses arising from translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Euro at the foreign exchange rate in effect at the date of the transaction.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction.

Revenue Recognition — Revenue from the sale of goods is recognized upon the transfer of risks and rewards of ownership to the buyer and when the amount of revenue can be measured reliably. Revenue from services rendered is recognized in proportion to the stage of completion of the transaction at the balance sheet date. For construction contracts, when the outcome can be estimated reliably, revenue is recognized by reference to the stage of completion of the contract activity. The stage of completion of a contract may be determined by a variety of ways. Depending on the nature of the contract, revenue is recognized as contractually agreed-upon milestones are reached, the work progresses or units are delivered. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed for possible losses at each reporting period and provisions for estimated losses on contracts are recorded when identified.

Incentives applicable to performance on contracts are considered in estimated profit rates and are recorded when anticipated contract performance is probable and can be reliably measured.

Sales of aircraft that include asset value guarantee commitments are accounted for as operating leases when these commitments are considered substantial compared to the fair value of the related aircraft. Revenues then comprise lease income from such operating leases.

Product-Related Expenses — Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for estimated warranty costs are recorded at the time the related sale is recorded. Penalties are charged to expense in the period it becomes probable that the Group will be subject to the penalties.

Research and Development Expenses — Contrary to International Accounting Standard (IAS) 38, *Intangible Assets*, which requires development costs to be capitalized if certain conditions are met, the Group expenses all internally funded development activities as incurred. While the effects of such departure are not reasonably determinable, EADS believes that it better reflects the true and fair view of the Group's global operations. Research and development activities carried out in the scope of externally financed research and development contracts are expensed when the related revenues are recorded.

Income Taxes — Deferred tax assets and liabilities reflect lower or higher future tax consequences that result for certain assets and liabilities from temporary valuation differences between the financial statement carrying amounts and their respective tax bases as well as from net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the new rates are enacted. As deferred tax assets anticipate potential future tax benefits, they are recorded in the consolidated financial statements of EADS only when the likelihood that the tax benefits will be realized is probable.

Intangible Assets — Purchased intangible assets, other than goodwill, are valued at acquisition cost and are generally amortized over their respective useful lives (3 to 10 years) on a straight line basis. Goodwill arising from purchase accounting is amortized over 5 to 20 years.

Property, Plant and Equipment — Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Depreciation expense is recognized principally using the straight-line method. The costs of internally produced equipment and facilities include direct material and labour costs and applicable manufacturing overheads, including depreciation charges. Borrowing costs are not capitalized. The following useful lives are assumed: buildings 6 to 50 years; site improvements 6 to 20 years; technical equipment and machinery 3 to 20 years; and other equipment, factory and office equipment 2 to 10 years. The cost of specialized tooling for commercial production is capitalized and generally depreciated using the straight-line method over 5 years or, if more appropriate, using the number of production or similar units expected to be obtained from the tools (sum-of-the-units method). Especially for aircraft production programs such as the Airbus A380 with an estimated number of aircraft to be produced using such tools, the sum-of-the-units method effectively allocates the diminution of value of specialized tools to the units produced.

Investment Property — The group accounts for investment property using the cost model. Investment property is recorded on balance sheet at book value, that is, at cost less any accumulated depreciation and any accumulated impairment losses. The fair value of investment property is reviewed annually by using cash-flow models or by determinations of open market prices.

Non-current available-for-sale financial assets — Non-current available-for-sale financial assets are included in the line investments and long-term financial assets in the consolidated balance sheet and are accounted for at fair value. Unrealised gains and losses on available-for-sale investments are recognised directly as part of a separate component of shareholders' equity ("**AOCI**"), net of applicable deferred income taxes. As soon as such investments are sold or otherwise disposed of, or are determined to be impaired, the cumulative gain or loss previously recognised in equity is included in "Financial result" in the consolidated income statement for the period. Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably estimated by alternative valuation methods are measured at cost, less any accumulated impairment losses. The fair values of investments are based on quoted market or bid prices or amounts derived from cash-flow models.

Impairment of assets — The Group reviews property, plant and equipment and other non-current assets, including goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists and where the carrying amount exceeds the recoverable amount, the respective asset or cash-generating unit is written down to its recoverable amount.

Leasing — The Group is a lessor and a lessee of assets, primarily in connection with commercial aircraft sales financing. Lease transactions where substantially all risks and rewards incident to ownership are transferred from the lessor to the lessee are accounted for as finance leases. All other leases are accounted for as operating leases.

Assets held for leasing out under operating leases are included in property, plant and equipment at cost less depreciation (see Note 11, "Property, plant and equipment"). Rental income from aircraft operating leases is recorded as revenue over the term of the lease. Assets leased out under finance leases cease to be recognized in the balance sheet after the inception of the lease. Instead, a finance lease payments receivable representing the discounted future lease payments to be received from the lessee plus any discounted unguaranteed residual value is recorded as long-term financial assets (see Note 12, "Investments and long-term financial assets"). Unearned finance income is recorded over time in "Financial result". Revenues and the related cost of sales are recognised at the inception of the finance lease.

Assets obtained under finance leases are included in property, plant and equipment at cost less depreciation (see Note 11, "Property, plant and equipment"), unless such assets have been further leased out to customers. In such a case, the respective asset is either qualified as an operating lease or as a finance lease with EADS being the lessor (headlease-sublease-transaction) and is recorded accordingly. For the relating liability from finance leases see Note 19, "Financial liabilities". When EADS is the lessee under an operating lease contract, rental payments are recorded when they fall due (see Note 24, "Commitments and contingencies" for future operating lease commitments). Such leases often form part of commercial aircraft customer financing transactions with the related sublease being an operating lease (headlease-sublease-transaction).

Non-fixed Assets — Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets and liabilities to be realized and settled in excess of one year has been disclosed.

Inventories — Inventories are measured at the lower of acquisition or manufacturing cost or net realizable value. Manufacturing costs comprise direct material and labour and applicable manufacturing overheads, including depreciation charges. Borrowing costs are not capitalized. Inventory is presented in the consolidated balance sheet net of allocable advance payments received.

Securities — The group's securities are accounted for at fair value. All of the Group's securities are classified as available-for-sale securities. Management determines the appropriate classification at the time of purchase and revaluates such determination at each balance sheet date. Unrealised gains and losses on available-for-sale securities are recognised directly within a separate component of stockholders' equity ("**AOCI**"), net of applicable deferred income taxes. As soon as such securities are sold or otherwise disposed of, or are determined to be impaired, the cumulative gain or loss previously recognised in equity is recorded as part of "Financial result" in the consolidated income statement for the period. Short-term securities which are subject to an insignificant risk of changes in value are treated as cash equivalents in the consolidated cash flow statement. The fair value of available-for-sale securities is determined using quoted market prices. If a quoted market price is not available, fair value is determined on the basis of generally accepted valuation methods on the basis of market information available at the reporting date. All purchases and sales of securities are recognized on settlement date according to market conventions.

Cash and cash equivalents — Cash and cash equivalents consist of cash on hand, cash in bank, checks, and fixed deposits having a short-term maturity.

Derivative Financial Instruments — Effective January 1, 2001, EADS adopted International Accounting Standard (IAS) 39, *Financial Instruments: Recognition and Measurement*, which requires all derivative financial instruments be recognized in the financial statements. Derivative financial instruments are initially recognized in the consolidated balance sheet at cost and are subsequently measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically either in income or, in the case of a cash flow hedge, within a separate component of stockholders' equity ("**AOCI**"), net of applicable income taxes, and subsequently recognized in the consolidated income statement as a component of the related transactions, when realized. For derivative financial instruments designated as fair value hedges, changes in the fair value of the hedged item and the derivative are recognised in the consolidated income statement. Gains and losses on derivative financial instruments, both realized and unrealized, that do not qualify for hedge accounting are included in "Net income (loss)".

EADS uses derivative financial instruments for hedging purposes. Derivative financial instruments used in micro-hedging strategies to offset the Group's exposure to identifiable transactions are accounted for together with the underlying business transactions ("**hedge accounting**"). The Group's criteria for classifying a derivative financial instrument as a hedge include: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in cash flows attributable to the hedged risk, (2) for cash flow hedges, a forecasted transaction that is subject of the hedge must be highly probable, (3) the effectiveness of the hedge can be reliably measured, (4) there is adequate documentation of the hedging relationships at the inception of the hedge.

With the adoption of IAS 39, all derivative financial instruments have been recognized as assets or liabilities. The opening balance of equity as at January 1, 2001 has been adjusted. Comparative figures for 2000 have not been restated. Under the new standard, the Group applies hedge accounting for certain foreign currency derivative contracts on qualifying cash flow hedges of future sales as well as for certain interest rate swaps used as cash flow and fair value hedges of future interest payments. In case certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39, changes in fair value of such derivative financial instruments are recognized immediately in "Net income (loss)". Derivative financial instruments with a negative fair value are recorded as "Provisions for financial instruments". Such derivative financial instruments with positive fair values are recorded in "Other receivables and other assets".

Up to December 31, 2000, certain of the Group's hedging instruments have been used as macro-hedging instruments. In order to achieve the same treatment as for the existing micro-hedges, EADS was able to document for most of these instruments that from the date of designation, a hedging relationship existed between each position being hedged and each hedging derivative financial instrument. Those derivative financial instruments that did not qualify for hedge accounting are classified as held-for-trading and are carried at fair value, with changes in fair value included in "Financial result". The provision established for the mark-to-market valuation of the derivate financial instruments that formed part of macro-hedges as of December 31, 2000, will evolve until the derivatives mature.

See Note 25, "Information about financial instruments" for a description of the group's financial risk management strategies, the fair values of the Group's derivative financial instruments as well as the methods used to determine such fair values.

Provisions — Provisions for losses on completion of contracts are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write-downs of work-in-process for that portion of the work which has already been completed, and as provisions for risks for the remainder. Losses are determined on the basis of estimated results on completion of contracts and are updated regularly.

Provisions for financial guarantees corresponding to aircraft sales are recorded to reflect the underlying risk to the Group in respect of guarantees given when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimates can be made of the amount of the obligation. Sales contracts for aircraft may stipulate financial guarantees for lease payments, for the residual values of aircraft, for the repayment of the balance of outstanding borrowings and for the financing of the sales of certain aircraft on behalf of the Group. Guarantees may be sole, joint (e.g., with engine manufacturers) or restricted to a ceiling defined in the contract.

The valuation of pension and post-retirement benefits classified as defined benefit plans is based upon the projected unit credit method in accordance with IAS 19, *Employee Benefits*. According to the corridor approach of IAS 19.92, EADS does not recognize actuarial gains and losses as income and expense unless, for each individual plan, they exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets.

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Financial liabilities — Financial liabilities are recorded initially at the proceeds received, net of transaction costs incurred. Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method with any difference between proceeds (net of transaction costs) and redemption amount being recognized in "Financial result" over the period of the financial liability.

Refundable Advances — Refundable advances from European Governments are provided to the Group to finance research and development activities for certain projects on a risk-sharing basis, i.e. they have to be repaid to the European Governments according to the success of the project. Because of their risk-sharing basis, such refundable advances are recorded as "Other Liabilities".

Equity compensation plans — Currently, there is no IFRS covering recognition and measurement requirements for equity compensation plans (that is, stock, stock options, or other awards). EADS classifies equity compensation plans as either compensatory plans or non-compensatory plans. If a plan qualifies as a non-compensatory plan, no compensation expense is recorded. On the other hand, a compensatory plan may result in recognition of compensation expense. Upon adoption of a new plan, the Group determines whether the plan is compensatory or non-compensatory. EADS recognises all employee stock ownership plans to be non-compensatory if, at grant date, the granted discount does not exceed 15% of the market share price, and the plan covers virtually all of the Group's employees.

Compensation cost for compensatory equity compensation plans is measured on the measurement date, which is the date on which both the number of shares and the exercise price are first known, using the intrinsic-value-based method of accounting. If the terms of the plan or award are such that the number of shares and exercise price are set on the grant date, fixed-plan accounting applies. If, on the other hand, the number of shares, the exercise price, or both are not "fixed" on the grant date, variable-plan accounting applies.

Fixed-plan accounting prescribes calculating compensation cost on the grant date. When the share price at grant date is exceeding the granted exercise price, compensation has to be recognized as compensation expense over the vesting period. The compensation cost that is calculated cannot be adjusted (assuming that future events do not trigger the need to subsequently apply variable-plan accounting or to re-measure compensation cost) for future changes in the stock-based compensation award's intrinsic value. On the other hand, variable-plan accounting requires a continual recalculation of compensation cost until both the number of shares and the exercise price are known (i.e., until there has been a measurement date).

Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification — The presentation of certain prior year information has been reclassified to conform to the current year presentation.

3. Scope of consolidation

Perimeter of consolidation (December 31, 2002) — The consolidated financial statements include, in addition to EADS N.V.:

- 216 companies which are fully consolidated (2001: 206),
- 34 companies which are proportionately consolidated (2001: 33),
- 16 companies, which are investments in associates and are accounted for using the equity method (2001: 17).

Significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "Information on principal investments".

4. Acquisitions and disposals

a) Acquisitions

In 2002, no material acquisitions occurred.

Following the creation of MBDA on December 18, 2001, and the acquisitions of Tesat-Spacecom on November 30, 2001, and Cogent on December 1, 2001, the financial statements 2002 include for the first time one year of income statements for these entities.

The figures in the consolidated income statements of 2002 and 2001, as compared to those in 2000, reflect the 100% consolidation of the integrated Airbus company (Airbus SAS) as of January 1, 2001, as compared to 2000, when the scope did not comprise BAES' subsidiary Airbus U.K. and BAES' share in Airbus GIE. Prior to 2001, EADS has consolidated its share in Airbus GIE proportionately with 80%.

b) Disposals

On March 6, 2002, Airbus sold its share in **Aircelle**, *a joint venture with Snecma, to Snecma. The selling price amounted to 63 M €.*

On November 20, 2002, EADS sold **EADS Matradatavision** ("**MDTV**") to IBM. The sales agreement includes all except two subsidiaries of MDTV, which will be sold separately. The selling price amounted to 12 M €.

Apart from those mentioned, other dispositions by the Group were not significant.

c) Subsequent changes in value of assets and liabilities acquired and cost of acquisition

Subsequent to the creation of MBDA and the acquisitions of Tesat and Cogent, all in 2001, it became evident in 2002 that previous estimates of assets and liabilities regarding these three transactions had to be adjusted. Further to this, subsequent to the acquisition of Tesat and Cogent, the amounts of the final purchase prices were resolved in 2002. Accordingly, goodwill was increased by 73 M € in 2002. The consolidated financial statements of December 31, 2001, as presented, do not reflect these adjustments.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

5. Revenues

Revenues in 2002 reach 29,901 M € compared with 30,798 M € in 2001 and 19,427 M € in 2000. Revenues in 2002 slightly decreased in comparison with 2001, mainly due to a lower US Dollar exchange rate compared to Euro and fewer deliveries of Airbus aircraft, partly offset by a more favourable aircraft mix and price effects.

Revenues are comprised of sales of goods and services, as well as of revenues associated with construction contracts accounted for under the percentage-of-completion-method, financed research and development, customer financing revenues and others. For a breakdown of revenues by business segment and geographical region, refer to Note 26. "Segment reporting".

6. Functional costs and other expenses

Included in cost of sales and other functional costs are **Cost of materials** of 19,216 M € (2001: 20,036 M €; 2000: 12,027 M €).

Cost of sales comprise the amortization charge of the remaining capitalized settlement payment to the German Government with respect to refundable advances of 99 M €. Included in cost of sales of 2001 and 2000 are reclassifications of 205 M € and 153 M €, respectively, of depreciation on jigs and tools which had previously been recorded as development expenses, as it results in a more appropriate presentation. The comparable figure for depreciation of jigs and tools for 2002 is 245 M €.

Selling, administrative and other expenses are comprised of selling expenses (829 M €, 800 M € and 567 M € in 2002, 2001 and 2000, respectively), administrative expenses (1,422 M €, 1,386 M € and 1,001 M € in 2002,

2001 and 2000, respectively) and other expenses (241 M €, 375 M € and 576 M € in 2002, 2001 and 2000, respectively). Other expenses include losses from sales of fixed assets (5 M €, 20 M € and 49 M € in 2002, 2001 and 2000, respectively) and additions to other provisions (58 M €, 34 M € and 112 M € in 2002, 2001 and 2000, respectively).

Personnel expenses are comprised of:

	2002	2001	2000
		(in M €)	
Wages, salaries and social contributions	7,147	6,606	3,971
Net periodic pension cost (see Note 18 a)	319	257	144
Total	7,466	6,863	4,115

7. Other income

Other income of 248 M € (2001: 3,024 M €; 2000: 251 M €) is mainly driven by the gain on the disposal of EADS' 50% share in Aircelle (63 M €) and rental income (45 M €, 33 M € and 32 M € in 2002, 2001 and 2000, respectively). In 2001 it mainly comprised the dilution gain as a result of the Airbus U.K. transaction as well as a dilution gain as a result of the MBDA transaction, totalling 2,817 M €.

8. Financial result

	2002	2001	2000
		(in M €)	
Income (loss) from investments	87	(342)	110
Interest income/ (expense), net	(81)	63	(42)
Other financial result	21	(234)	(1,388)
Total	27	(513)	(1,320)

The **income from investments** in 2002 is mainly derived from the result of the equity investments in Dassault Aviation of 111 M € (2001: 111 M €; 2000: 116 M €) and the depreciation of Arianespace Participation S.A. ((29) M €). Since for 2002 no financial figures are available yet from Dassault Aviation, the prior year's net income was used as a basis to report the current year's net income from this equity investment. In 2001, the loss from investments is mainly caused by a depreciation, following an impairment test, of Nortel Networks France and Nortel Networks Germany totalling M € (315).

Interest income/(expense), net, in 2002 comprises interest income of 526 M € and interest expense of (607) M €. Included in interest income is the return on cash and cash equivalents, securities and financial assets such as loans and finance leases. Interest expense includes interest on financial liabilities and European Government refundable advances.

Other financial result in 2002 comprises fair value gains on financial instruments of 117 M €. Fair value gains and losses on financial instruments result from mark-to-market revaluation of financial instruments that do not qualify for "hedge accounting" (see Note 25, "Information about financial instruments").

9. Income taxes

Income (loss) before income taxes and minority interests amounts to 187 M € for the year ended December 31, 2002 (2001: 2,001 M €; 2000: (1,144) M €).

The (expense) benefit for income taxes consists of the following:

	2002	2001	2000
		(in M €)	
Current tax expense	(198)	(549)	(430)
Deferred tax (expense) / benefit	(255)	(97)	694
Total	(453)	(646)	264

EADS N.V.

Notes to Consolidated Financial Statements

For the Group's German subsidiaries, deferred taxes are calculated using a federal corporate tax rate of 25% for December 31, 2002, 2001 and 2000, plus (i) an annual solidarity surcharge of 5.5% on the amount of federal corporate taxes payable and (ii) the after federal tax benefit rate for trade tax of 12.125% for 2002, 2001 and 2000. In aggregate, the tax rate applied to German deferred taxes amounts to 38.5% in 2002, 2001 and 2000. In September 2002, the "Flutopfersolidaritätsgesetz (flood victim solidarity act)" was enacted, leading to a 1.5% increase of federal corporate tax in Germany in 2003. Deferred tax assets which will reverse in 2003 are calculated accordingly.

In France, the corporate tax rate in effect for 2000 was 33⅓% plus a surcharge of 10%. For the years 2001 and 2002, the French government established a reduced surcharge of 6% in 2001 and 3% in 2002. Accordingly, deferred tax assets and liabilities for the Group's French subsidiaries were calculated using the enacted tax rate of 35.43 % at December 31, 2002 for temporary differences (35.43 % and 36.43 % at December 31, 2001 and 2000, respectively). The effects of the tax rate reduction on deferred tax assets and liabilities at December 31, 2002, 2001 and 2000, are reflected in the reconciliation presented below.

The following table shows a reconciliation from an expected income tax expense — using the Dutch corporate tax rate of 34.5 % at December 31, 2002 (35% at December 31, 2001 and 2000) — to the reported tax expense (2000: benefit). The reconciling items represent non-taxable benefits or non-deductible expenses arising from permanent differences between the local tax base and the reported financial statements according to IFRS rules.

	2002	2001	2000
		(in M €)	
Profit (loss) before income taxes and minority interests	187	2,001	(1,144)
* Corporate income tax rate	34.5%	35%	35%
Expected benefit (expense) for income taxes	(65)	(700)	400
Effect of changes in tax laws	0	(1)	88
Foreign tax rate differential	(35)	(4)	15
Dilution gains	—	936	—
Goodwill amortization and impairments	(321)	(588)	(123)
Write down/ release of write down of deferred tax assets, net	(11)	(264)	(133)
Tax credit for R&D expenses	53	48	25
Results on associates (at equity)	28	15	34
Tax effect on depreciations on investments	(39)	(73)	0
Other	(63)	(15)	(42)
Reported tax benefit (expense)	(453)	(646)	264

EADS N.V.

Notes to Consolidated Financial Statements

Deferred income taxes reflect temporary valuation differences between the carrying amounts of certain assets and liabilities in the financial statements and their tax bases. Future tax impacts from net operating losses and tax credit carry forwards are also considered in the deferred income tax calculation. Deferred income taxes are recorded on the following assets and liabilities:

	December 31, 2002	December 31, 2001
	(in M €)	
Intangible assets	15	12
Inventories	341	379
Prepaid expenses	—	174
Net operating loss and tax credit carry forwards	654	613
Retirement plans	585	498
Other provisions	482	2,239
Liabilities	711	585
Deferred income	725	870
	3,513	5,370
Write down of deferred tax assets	(564)	(625)
Deferred tax assets (before netting)	2,949	4,745
Property, plant and equipment	932	1,046
Investments and long-term financial assets	107	81
Receivables and other current assets	900	107
Prepaid expenses	32	—
Other	—	29
Deferred tax liabilities (before netting)	1,971	1,263
Deferred tax assets, net	978	3,482

The decrease of deferred tax assets on other provisions is related to the valuation of the financial instruments according to IAS 39. In 2002 the mark-to-market of the financial instruments are mainly shown under other current assets. Accordingly, the deferred tax liabilities on receivables and other current assets increased.

At December 31, 2002, the Group records 23 M € of domestic corporate tax net operating losses ("**NOL**"), 1,723 M € foreign NOL and credit carry forwards (of which Germany: 602 M €; U.K.: 520 M €; France: 347 M €; Spain: 159 M €), and 524 M € of German trade tax NOL. The total NOL and tax credit carry forwards represent an amount of deferred tax assets of 654 M €, of which 282 M € are written down as at December 31, 2002. The amount of the Group's deferred tax valuation allowances is based upon management's estimate of the level of deferred tax assets that will be realized. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the write down of deferred tax assets may increase or decrease.

After netting of deferred income tax assets and liabilities within the same taxable entity and maturity, the deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2002		December 31, 2001	
	Total	Thereof non-current	Total	Thereof non-current
		(in M €)		
Deferred tax assets	2,992	1,877	4,288	2,924
Deferred tax liabilities	(2,014)	(1,350)	(806)	(689)
Deferred tax assets, net	978	527	3,482	2,235

The deferred tax recognized directly in equity is as follows:

	2002	2001
	(in M €)	
Effect of adopting IAS 39	—	222
Fair value reserves in equity:		
Available-for-sale investments	8	1
Cash flow hedges	(1.051)	606
Total	(1.043)	829

NOTES TO THE CONSOLIDATED BALANCE SHEETS

10. Intangible assets

Intangible assets principally represent goodwill. Schedules detailing gross values, accumulated depreciation and net values of intangible assets are as follows:

Cost	Balance at January 1, 2002	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at December 31, 2002
				(in M €)			
Other intangible assets	378	(10)	132	(5)	—	(25)	470
Goodwill	12.263	(9)	79	9	—	(3)	12.339
Total	12.641	(19)	211	4	—	(28)	12.809

Amortization	Balance at January 1, 2002	Exchange differences	Amortization charge	Changes in consolidation scope	Reclassification	Disposals	Balance at December 31, 2002
				(in M €)			
Other intangible assets	(232)	6	(68)	4	—	23	(267)
Goodwill	(1.821)	1	(936)	3	—	0	(2.753)
Total	(2.053)	7	(1.004)	7	—	23	(3.020)

Carrying amount	Balance at January 1, 2002	Balance at December 31, 2002
	(in M €)	(in M €)
Other intangible assets	146	203
Goodwill	10.442	9.586
Total	10.588	9.789

Goodwill mainly increased in 2002 due to subsequent purchase price and fair value adjustments for MBDA (+39 M €), Cogent (+29 M €) and Tesat Spacecom (+5 M €).

Impairment tests

Mostly because of the continuing market downturn in the space industry, in particular the satellite industry, there was an indication for impairments of goodwill recognized for the Space division. The impairment tests for goodwill were performed on the level of the Cash Generating Units Satellite and Communication, Launchers and Infrastructure as well as Casa Space Business. To identify the recoverable amounts which are the values in use, the impairment tests have been conducted using the discounted cash-flow method. Based on current forecasts and projections of pre-tax cash-flows the value in use of these Cash Generating Units was determined applying a pre-tax discount rate of 12.5%. Since the recoverable amounts have fallen below the carrying amounts of the Cash

82-34662

Generating Units Satellite and Communication and Casa Space Business, an impairment charge of 350 M € is recognized in the consolidated income statement 2002 and is included within the amortization charge of 936 M €.

In 2001, following the events caused by the terrorist attacks on September 11, 2001, the Group performed an impairment test on goodwill for the Airbus division, which is to be seen as a Cash Generating Unit by itself. As the recoverable amount exceeded the carrying amount, no impairment had to be recognized. Further impairment tests were performed for goodwill for the Space and Defence divisions, which resulted in impairments charges in 2001 for Astrium of 210 M €, for Systems & Defence Electronics (S&DE) of 240 M €, for LFK of 170 M € and for Matra Datavision of 170 M €.

11. Property, plant and equipment

Schedules detailing gross values, accumulated depreciation and net values of property, plant and equipment show the following:

Cost	Balance at January 1, 2002	Exchange differences	Additions	Change in consolidation scope	Reclassification	Disposals	Balance at December 31, 2002
				(in M €)			
Land, leasehold improvements and buildings including buildings on land owned by others	3,876	(39)	303	3	123	(44)	4,222
Technical equipment and machinery	4,512	(258)	466	(12)	1,202	(119)	5,791
Other equipment, factory and office equipment	7,219	(308)	340	31	(990)	(428)	5,864
Advance payments relating to plant and equipment as well as construction in progress	812	(31)	1,074	2	(108)	(62)	1,687
Total	16,419	(636)	2,183	24	227	(653)	17,564

Depreciation	Balance at January 1, 2002	Exchange differences	Depreciation charge	Change in consolidation scope	Reclassification	Disposals	Balance at December 31, 2002
				(in M €)			
Land, leasehold improvements and buildings including buildings on land owned by others	(1,267)	16	(200)	—	(53)	32	(1,472)
Technical equipment and machinery	(2,259)	170	(636)	7	(735)	101	(3,352)
Other equipment, factory and office equipment	(2,833)	164	(543)	(19)	760	292	(2,179)
Advance payments relating to plant and equipment as well as construction in progress	(10)	—	(46)	—	4	—	(52)
Total	(6,369)	350	(1,425)	(12)	(24)	425	(7,055)

Carrying amount	Balance at January 1, 2002 (in M €)	Balance at December 31, 2002 (in M €)
Land, leasehold improvements and buildings including buildings on land owned by others	2,609	2,750
Technical equipment and machinery	2,253	2,439
Other equipment, factory and office equipment	4,386	3,685
Advance payments relating to plant and equipment as well as construction in progress	802	1,635
Total	10,050	10,509

EADS N.V.

Notes to Consolidated Financial Statements

The item "Other equipment, factory and office equipment" includes aircraft which (i) have been leased out to customers and are classified as operating lease with a cost value of 1,336 M € and 1,294 M € at December 31, 2002 and 2001, and (ii) have been sold under terms that include asset value guarantee commitments with the present value of the guarantee being more than 10% of the aircraft's sales price (assumed to be the fair value) and thus accounted for as operating lease with a cost value of 1,709 M € and 1,912 M € at December 31, 2002 and 2001. Upon the initial sale of the aircraft, its total cost previously recognized in inventory is transferred to "Other equipment, factory and office equipment" and depreciated over its estimated useful economic life, with the proceeds received from the customer being recorded as deferred income (see Note 21, "Deferred income").

The total cost value of aircraft under operating lease amounts to 3,045 M € and 3,206 M € as of December 31, 2002 and 2001, respectively (related accumulated depreciation is 1,445 M € and 1,384 M €, respectively). Depreciation expense for 2002 amounts to 263 M € (2001: 419 M €). See Note 24, "Commitments and contingencies" for details on sales financing transactions.

Non-cancellable future operating lease payments (not discounted) due from customers to be included in revenues, at December 31, 2002 are as follows:

	(in M €)
not later than 2003	179
later than 2003 and not later than 2007	653
later than 2007	352

In 2002, the Group reclassified five Beluga aircraft from "Other equipment, factory and office equipment" to "Technical equipment and machinery". These Beluga aircraft are used for production purposes. This was partly offset by a reclassification of certain leased Airbus aircraft from finance lease to operating lease, following a re-negotiation of terms, which are now part of "Other equipment, factory and office equipment".

At December 31, 2002 and 2001, Property, plant and equipment include buildings, technical equipment and other equipment accounted for in fixed assets under finance lease agreements for net amounts of 146 M € and 169 M €, net of accumulated depreciation of 296 M € and 273 M €.The related depreciation expense for 2002 was 23 M €.

12. Investments and long-term financial assets

The following table sets forth the composition of investments and long-term financial assets:

	December 31, 2002	December 31, 2001
	(in M €)	
Investments in associates	1,333	1,252
Other investments	810	766
Other financial assets	2,732	2,708
Total	4,875	4,726

Investments in associates are accounted for using the equity method. As of December 31, 2002 and 2001, investments in associates contain EADS' interest in Dassault Aviation (45.96 % at December 31, 2002 and 2001, respectively) of 1,333 M € and 1,252 M €. Since for 2002 no financial figures are available yet from Dassault Aviation, the prior year's net income was used as a basis to report the current year's income from this equity investment, adjusted by dividends received (see Note 8, "Financial result"). A list of major investments in associates and the proportion of ownership is included in Appendix "Information on principal investments".

Other investments comprise EADS' investment in various non-consolidated entities, the most significant being at December 31, 2002, a 42% interest in Nortel Networks Germany of 156 M €, a 45 % interest in Nortel Networks France of 119 M € and a participation in Embraer of 75 M €. The investments in the two Nortel subsidiaries are considered as non-consolidated entities because of the changes initiated by Nortel in 2001 in the management structures of these companies.

Other financial assets encompass mainly the Group's sales finance activities. This includes as of December 31, 2002 and 2001: (i) loans to customers of 656 M € and 949 M €; (ii) finance lease receivables from aircraft financing operations of 749 M € and 514 M €; (iii) defeased bank deposits of 1,146 M € and 1,044 M €. Loans are provided to customers to finance the sale of aircraft. These loans are long-term and normally have a maturity which is linked to the use of the aircraft by the customer. Both finance lease receivables and loans are part of the aircraft finance risk exposure, net of accumulated write down of 444 M € and 477 M € at December 31, 2002 and 2001, respectively. These sales financing transactions are generally secured by the underlying aircraft used as collateral. (See Note 24. "Commitments and contingencies" for details on sales financing transactions).

The components of investment in finance leases are as follows:

	December 31, 2002	December 31, 2001
	(in M €)	
Minimum lease payments receivables	1,114	1,022
Unearned finance income	(217)	(222)
Allowance	(148)	(286)
Total	749	514

Future minimum lease payments and investments in finance leases to be received are as follows (not discounted):

	(in M €)
not later than 2003	76
later than 2003 and not later than 2007	340
later than 2007	698

Defeased bank deposits are recognized when, as part of a sales financing transaction, Airbus reserves a certain amount to offset its exposure towards a finance lessor. Other financial assets also include 181 M € and 201 M € of other loans as of December 31, 2002 and 2001, e.g. loans to employees.

13. Inventories

	December 31, 2002	December 31, 2001
	(in M €)	
Raw materials and manufacturing supplies	853	929
Work in progress	8,478	8,108
Finished goods, parts and products held for resale	1,525	1,796
Advance payments to suppliers	1,342	1,230
	12,198	12,063
Less: Advance payments received	(9,498)	(9,594)
Total	2,700	2,469

All inventories are classified as current assets. Incipient with December 31, 2002, the Group has changed the allocation from work in progress to finished goods, representing Airbus aircraft. EADS believes that it is a more appropriate presentation to include in finished goods only those aircraft which are ready for final delivery, including aircraft in flight tests. Previous to this, aircraft had been included in finished goods from the date of Theoretical First Flight. For comparative reasons, EADS has reclassified 1,518 M € from finished goods to work in progress at December 31, 2001.

14. Trade receivables

	December 31, 2002	December 31, 2001
	(in M €)	
Receivables from sales of goods and services	4,472	5,572
Allowance for doubtful accounts	(358)	(389)
Total	4,114	5,183

Trade receivables are classified as current assets. As of December 31, 2002, 275 M € (155 M € as of December 31, 2001) of trade receivables are not expected to be collected within one year.

15. Other receivables and other assets

Other receivables and other assets as of December 31, 2002 and 2001 (5,256 M € and 2,633 M €, respectively) include positive fair values of derivative financial instruments of 2,819 M € and 92 M €, respectively, and the remaining capitalized settlement payments to the German Government (355 M € and 454 M €, respectively) attributable to refundable advances which are amortized through the income statement at the delivery pace of the corresponding planes.

As of December 31, 2002, other receivables and other assets further comprise receivables from affiliated companies of 247 M € (189 M € as of December 31, 2001), receivables from related companies of 357 M € (352 M € as of December 31, 2001), net of allowance of (132) M € ((112) M € as of December 31, 2001) and income taxes of 389 M €.

Other receivables and other assets, which are expected to be collected within one year are 2,243 M € as of December 31, 2002 (1,610 M € as of December 31, 2001), are classified as current assets.

16. Securities

The Group's security portfolio amounts to 4,497 M € and 5,341 M € as of December 31, 2002 and 2001, respectively, and is entirely classified as "Available-for-Sale". Securities expected to be realized within twelve months of the balance sheet date are classified as current assets and amount to 4,043 M € and 4,954 M € as of December 31, 2002 and 2001, respectively.

17. Shareholders' equity

The change of shareholders' equity is provided in the Consolidated Statements of Changes in Shareholders' Equity.

The issued share capital of the Group consists of 811,198,500 and 809,175,561 shares as of December 31, 2002 and 2001, respectively. EADS' shares are exclusively ordinary shares with a par value of 1.00 €. The authorized share capital consists of 3,000,000,000 shares. In connection with the 2002 Employee Stock Ownership Plan (see Note 27, "Stock-based compensation"), EADS issued 2,022,939 shares, representing a nominal value of 2,022,939.00 €.

Authorized by the Shareholders' General Meeting of EADS held on May 17, 2002, the Board of Directors resolved on August 9 and October 11, 2002 to direct the Chief Executive Officers to implement a plan for the Company to repurchase up to a maximum of 10,100,000 of its own shares, representing 1.25% of the issued share capital of the Company. On July 12 and September 18, 2001, the Group's Board of Directors decided to launch a share buy back plan as authorized by the general meeting of shareholders on May 10, 2001. As a result, the Board of Directors directed the Chief Executive Officers to set up a buy back plan for 10,500,000 shares. In aggregate, the Company is entitled to repurchase up to 20.6 million of EADS shares, representing 2.54% of the Company's share capital.

In 2002, EADS purchased 10,241,252 of its own shares, resulting in an amount of 800,957,248 shares outstanding at December 31, 2002. Prior to 2002, the Group had not repurchased any shares.

On May 17, 2002, the Shareholders' General Meeting also decided to pay a cash dividend for 2001 for a gross amount of 0.50 € per share, which was paid on June 28, 2002.

Capital stock comprises the nominal amount of shares outstanding. The addition to capital stock represents the contribution of 2,022,939 € by employees under the 2002 Employee Stock Ownership Plan. Reserves contain capital reserves, retained earnings as well as the net result for the period. Accumulated other comprehensive income consists of all amounts recognized directly in equity resulting from changes in fair value of financial instruments that are classified as available-for-sale or that form part of hedging relationships in effective cash-flow hedges as well as from currency translation adjustments of foreign entities. Treasury shares represent the amount paid for own shares held in treasury.

EADS N.V.

Notes to Consolidated Financial Statements

18. Provisions

Provisions are comprised of the following:

	December 31, 2002	December 31, 2001
	(in M €)	
Retirement plans (see Note 18 a) and similar obligations	3,392	3,176
Financial instruments (see Note 18 b)	161	3,673
Other provisions (see Note 18 c)	4,695	5,069
Total	8,248	11,918

As of December 31, 2002 and 2001, respectively, 3,209 M € and 3,019 M € of retirement plans and similar obligations, 11 M € and 1,627 M € of financial instruments as well as 3,194 M € and 2,833 M € of other provisions mature after more than one year.

a) Retirement plans

When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries (principally France and Germany) in which the Group operates. French law stipulates that employees are paid retirement indemnities on the basis of the length of service. In Germany, retirement indemnities are principally paid on the basis of salaries and seniority. Certain pension plans are based on salary earned in the last year or on an average of the last three years of employment while others are fixed plans depending on ranking (both salary level and position).

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. This assessment includes an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments. The resulting obligation is recorded in the balance sheet as a provision. Actuarial gains and losses are deferred and recorded over the expected average remaining working lives of the employees participating in each plan when they exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets.

The following provides information with respect to the Group's pension liabilities.

	(in M €)
Change in provision for pension obligations in 2002	
Provision for pension obligations at beginning of year	3,151
Net periodic pension cost	319
Contributions	(16)
Consumption (benefits paid)	(109)
Acquisitions and other	12
Provision for pension obligations at end of year	3,357

The difference between the total amount of retirement plans and similar obligations of 3,392 M € and 3,176 M € as of December 31, 2002 and 2001, respectively, and the net amount recognized as provision for pension obligations (3,357 M € and 3,151 M € at December 31, 2002 and 2001) is caused by additional commitments for deferred compensation (35 M € and 25 M € at December 31, 2002 and 2001), which in the year of its origin do not form part of the net amount recognized as pension liability.

EADS N.V.

Notes to Consolidated Financial Statements

	2002	2001
	(in M €)	
Change in defined benefit obligations		
Defined benefit obligations at beginning of year	3,880	3,512
Service cost	124	84
Interest cost	229	220
Plan amendments	0	(8)
Actuarial losses	201	191
Acquisitions and other	8	12
Benefits paid	(155)	(131)
Defined benefit obligations at end of year	4,287	3,880

The defined benefit obligation at end of the year is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods. Actuarial losses of 201 M € at December 31, 2002, result mainly from the decrease of the discount rate for pension obligations in Germany from 6.0% to 5.75%.

	2002	2001
	(in M €)	
Change in plan assets		
Fair value of plan assets at beginning of year	571	682
Actual return on plan assets	(35)	(70)
Contributions/ other	42	1
Benefits paid	(46)	(42)
Fair value of plan assets at end of year	532	571

The fair value of plan assets at end of the year comprises assets held by long-term employee benefit funds that exist solely to pay or fund employee benefits. Plan assets are not entirely exposed to fluctuations of stock markets, as only the smaller portion of plan assets is invested in such instruments.

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	December 31,	
	2002	2001
	(in M €)	
Funded status[1]	3,755	3,309
Unrecognized actuarial net gains (losses)	(398)	(158)
Net amount recognized	3,357	3,151

(1) Difference between the defined benefit obligations and the fair value of plan assets.

The net amount recognized represents the amount recognized as a defined benefit pension liability and is part of the caption "Retirement plans and similar obligations". It includes the funded status, adjusted by actuarial net gains/losses, which do not have to be recognized because they do not meet the recognition criteria.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans are as follows:

	December 31,	
	2002	2001
	(in %)	
Assumptions		
Discount rate	5.0-5.75	5.0-6.0
Rate of compensation increase	3.0	3.0-3.5
Inflation rate	1.75	2.0

EADS N.V.

Notes to Consolidated Financial Statements

The components of the net periodic pension cost, included in "Income before financial result, income taxes and minority interests", are as follows:

	2002	2001
	(in M €)	
Service cost	124	84
Interest cost	229	220
Expected return on plan assets	(42)	(47)
Net actuarial loss (gain)	8	0
Net periodic pension cost	319	257

b) Financial instruments

The provision for financial instruments (161 M € and 3,673 M € as of December 31, 2002 and 2001) depicts the negative fair market value of foreign currency derivative financial instruments. The decrease is due to the strengthening of Euro against US Dollar (2002: 1 Euro = 1.0487 US Dollar; 2001: 1 Euro = 0.8813 US Dollar).

c) Other provisions

Other provisions consist of the following:

	December 31, 2002	December 31, 2001
	(in M €)	
Aircraft financial risks	1,215	1,498
Outstanding invoices	802	820
Contract losses	433	450
Tax provisions	255	213
Warranties	180	198
Other risks and charges	1,810	1,890
Total	4,695	5,069

The provision for aircraft financial risks covers, in line with the Group's policy for sales financing risk, the net exposure to aircraft financing (689 M € at December 31, 2002) and asset value risks (526 M € at December 31, 2002) related to Airbus and ATR of Aeronautic division.

Movements in provisions during the year were as follows:

	Balance at January 1, 2002	Exchange differences	Additions	Reclassification	Used/ Released	Balance at December 31, 2002
			(in M €)			
Aircraft financial risks	1,498	(236)	227	(126)	(148)	1,215
Outstanding invoices	820	0	380	(54)	(344)	802
Contract losses	450	(5)	145	(28)	(129)	433
Tax provisions	213	0	90	(7)	(41)	255
Warranties	198	(10)	64	7	(79)	180
Other risks and charges	1,890	(107)	636	98	(707)	1,810
Total	5,069	(358)	1,542	(110)	(1,448)	4,695

EADS N.V.

Notes to Consolidated Financial Statements

19. Financial liabilities

	December 31, 2002	December 31, 2001
	(in M €)	
Bonds	209	426
Liabilities to financial institutions	256	286
Liabilities to affiliated companies	166	90
Loans	80	106
Liabilities from finance leases	100	110
Others	374	444
Short-term financial liabilities (due within one year)	1,185	1,462
Bonds	44	195
Liabilities to financial institutions	1,313	1,541
thereof due in more than five years: 810 (December 31, 2001: 1,162)		
Liabilities to affiliated companies	0	18
thereof due in more than five years: 0 (December 31, 2001: 9)		
Loans	968	1,648
thereof due in more than five years: 667 (December 31, 2001: 1,217)		
Liabilities from finance leases	1,466	1,636
thereof due in more than five years: 688 (December 31, 2001: 1,094)		
Long-term financial liabilities	3,791	5,038
Total	4,976	6,500

The decrease in financial liabilities from 6,500 M € at December 31, 2001 to 4,976 M € at December 31, 2002 is caused by positive foreign exchange rate effects of 782 M €, repayments of bond obligations of 368 M € and settlement of bank liabilities. Included in "Others" are financial liabilities against joint venture partners. Liabilities from finance lease to certain lessors are backed by defeased bank deposits of 1,146 M € and 1,044 M € as of December 31, 2002 and 2001, respectively.

The aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	Financial liabilities
	(in M €)
2003	1,185
2004	193
2005	325
2006	393
2007	715
thereafter	2,165

20. Trade and other liabilities

	December 31, 2002	December 31, 2001
	(in M €)	
Trade liabilities	5,070	5,466
Other liabilities	10,246	10,631
Total	15,316	16,097

At December 31, 2002, **Other liabilities** mainly comprise customer advance payments of 3,578 M € (4,509 M € as of December 31, 2001), as well as European Governments refundable advances of 4,265 M € (3,469 M € as of December 31, 2001). They also include further liabilities to related companies of 85 M € (68 M € as of December 31, 2001) and to affiliated companies amounting to 80 M € (85 M € as of December 31, 2001). Because of the US Dollar weakening in 2002, customer advance payments decreased by 449 M €. The increase in European Governments refundable advances relates mostly to the A380-programme.

Maturities — Out of trade liabilities as of December 31, 2002, 33 M € (173 M € as of December 31, 2001) mature after more than one year. Included in "Other liabilities" are 3,982 M € due within one year and 3,715 M € maturing after more than five years.

21. Deferred income

The main part of deferred income is related to sales of Airbus aircraft that include asset value guarantee commitments and that are accounted for as operating leases (2,031 M € and 2,309 M € as of December 31, 2002 and 2001, respectively).

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH-FLOW

22. Consolidated cash-flow statement

As of December 31, 2002, EADS' cash position (stated as Cash and Cash Equivalents in the Consolidated Statement of Cash Flows) includes 227 M € (386 M € as of December 31, 2001) representing the amount Airbus has deposited at BAES. Additionally included are 596 M € and 414 M € as of December 31, 2002 and 2001, respectively, which represent EADS' share in MBDA's cash and cash equivalents, deposited at BAES and Finmeccanica. These funds are immediately available for EADS upon demand.

For the December 31, 2002 Consolidated Balance Sheet's and the 2002 Consolidated Statement of Cash-Flow's presentation, EADS has considered as part of the cash position (being cash and cash equivalents and certain qualifying securities, see Note 2, "Summary of significant accounting policies"), inter alia, an amount of 160 M € related to Astrium. Due to the proportionate consolidation method for Astrium, this amount corresponds to cash advances made to Astrium for which EADS could claim the reimbursement from BAES, in accordance with the Astrium shareholders' agreement.

The following chart provides details on acquisitions and disposals of subsidiaries and business units:

	December 31, 2002	December 31, 2001
	(in M €)	
Total purchase (disposal) price, aggregate	(71)	415
thereof discharged by cash and cash equivalents	(71)	415
Aggregate cash and cash equivalents from acquisitions and disposals	(9)	13

Included in the aggregate disposal price received in 2002 of 71 M € is the cash amount received for the sale of Aircelle (63 M €). In 2001, the aggregate purchase price paid of 415 M € mainly included the purchase of Cogent, Tesat and Dornier. The line "Results on disposal of fixed assets/ businesses and result of associates (equity method)" in the consolidated cash flow statement includes in 2002 the gross result of associated companies (134 M €). The effect of foreign exchange rate changes on cash and cash equivalents amounts to 82 M €, mainly caused by the weakening of the US Dollar in 2002.

OTHER NOTES

23. Litigation and claims

Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. EADS believes that it has made adequate provisions to cover current or contemplated litigation risks. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have an effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve would be recorded, the Group believes that any such potential adjustment should not materially affect its consolidated financial position.

EADS is not aware of any other exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on its financial position, its activities, its results or its group, except as stated below.

EADS (more specifically, DADC and Dornier GmbH) is and was a party to several disputes and arbitration proceeding with the Dornier family shareholders, minority shareholders of Dornier GmbH. These disputes were about the validity of various resolutions of shareholders' meetings of Dornier GmbH primarily concerning contributions of Dornier activities and assets. These contributions were the subjects of two arbitration proceedings, which were successfully completed recently with the decisions being made in favour of EADS/Dornier GmbH. Also, the validity of some of these contributions was confirmed by the regional court of appeals in Stuttgart. However, other proceedings, in particular regarding the contribution of shares in Dornier Luftfahrt GmbH by Dornier to Fairchild Dornier Luftfahrt Beteiligungs GmbH, are still pending. EADS and Dornier GmbH expect that the remaining proceedings will be decided in their favour, as was the case with the recent decisions.

At the end of 2002 a request for arbitration was filed against a subsidiary of EADS involved in the supply of equipments under a commercial contract that was completed several years ago. EADS considers to have strong defences, both procedural and of substance, to oppose the claim. At this early stage of the procedure the financial risk cannot be assessed.

24. Commitments and contingencies

Contingent assets

EADS (more specifically Euromissile GIE) has recently been successful in an arbitration proceeding initiated by Thales and has been awarded on the basis of its counterclaim damages for which the principal amounts to 107.6 M €, which were neither collected nor accounted for at December 31, 2002. The decision is immediately enforceable and the sums were paid to Euromissile GIE on February 17, 2003. However, Thales has filed a request for annulment of the arbitration decision.

Commitments and contingent liabilities

Sales financing — In relation to its Airbus and ATR activities, EADS is committing itself in sales financing transactions with selected customers. Sales financing transactions are generally collateralized by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment. EADS believes that the estimated fair value of the aircraft securing such commitments will substantially offset any potential losses from the commitments. Any remaining difference between the amount of financing commitments given and the collateral value of the aircraft financed is provided for as a write-down to the relating asset, if assignable, or as a provision for aircraft financial risk. The basis for this write-down is a risk-pricing-model, which is applied at every closing to closely monitor the remaining value of the aircraft.

Depending on which party assumes the risks and rewards of ownership of a financed aircraft, the assets relating to sales financing are accounted for on the balance sheet either as (i) an operating lease (see Note 11, "Property, plant and equipment") or (ii) a loan to customers or (iii) a finance lease receivable (see Note 12, "Investments and long-term financial assets"). As of December 31, 2002, related accumulated write-down amounts to 459 M € for operating lease and 444 M € for loans and finance lease. 72 M € are recorded as part of provisions for aircraft financial risk (see Note 18c, "Other provisions").

Certain sales financing transactions include the sale and lease back of the aircraft with a third party lessor under operating lease. Unless the Group has sold down the relating operating lease commitments to third parties, which assume liability for the payments, it is exposed to future lease payments.

Future nominal operating lease payments that result from aircraft sales financing transactions are recorded off balance sheet and are scheduled to be paid as follows:

	(in M €)
not later than 2003	244
later than 2003 and not later than 2007	1.022
later than 2007	1,738

Total aircraft lease commitments of 3,004 M € as of December 31, 2002, arise from aircraft head-leases and are typically backed by corresponding sublease income from customers. A large part of these lease commitments (1,552 M € as of December 31, 2002) arises from transactions that were sold down to third parties, which assume liability for the payments. The nominal value of future Airbus aircraft lease commitments where EADS bears the risk has decreased from 1,853 M € at December 31, 2001 to 1,452 M €, mainly due to the weakening of the US Dollar as compared to Euro of 296 M €. EADS determines its gross exposure to such operating leases as the present value of the related payment streams. The difference between gross exposure and the estimated value of underlying aircraft used as collateral, the net exposure, is provided for in full with an amount of 617 M € as of December 31, 2002, as part of the provision for aircraft financial risk (see Note 18c, "Other provisions").

In addition, EADS is contingently liable in case asset value guarantees are provided to customers as part of aircraft sales. Airbus' management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the asset value guarantee -related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise dates of outstanding asset value guarantees are distributed through 2017, resulting in low levels of exposure maturing over the years. For instance, for each of the years 2003 to 2007, the average annual gross asset value exposure from asset value guarantees is approximately 280 M €. The change in average exposure reflects the peak of asset value guarantee exercise dates in 2007. On a year-to-year basis, gross asset value guarantee exposure was unchanged in 2002 from 2001. The 526 M € net exposure is fully provided for on the balance sheet, resulting in a residual net exposure of zero.

Because exercise dates for asset value guarantees are on average in the 10th year following aircraft delivery, asset value guarantees issued in 2003 will generally not be exercisable prior to 2013, and, therefore, an increase in near-term exposure is not expected.

While backstop commitments to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented, (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto, and (iii) third parties may participate in the financing. In order to mitigate Airbus and ATR exposure to unacceptable credits, such commitments typically contain financial conditions which guaranteed parties must satisfy in order to benefit therefrom.

Despite the underlying collateral, if Airbus should be unable to honour its obligations under sales financing transactions and asset value guarantees, certain EADS and BAES group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to January 1, 2001. EADS' exposure to liabilities incurred by Airbus following January 1, 2001 is limited by its status as a shareholder in Airbus S.A.S. With respect to ATR, each shareholder is jointly and severally liable to third parties without limitation. Amongst the shareholders, the liability is limited to each partner's proportionate share.

Pension commitments — EADS has several joint ventures with BAES, of which the most significant in terms of employees are Airbus and MBDA. In respect of each joint venture, for so long as BAES remains a shareholder, U.K. employees may stay in the BAES pensions schemes, which currently qualify as defined benefit plans. BAES has recently announced a shortfall in post retirement pension assets when compared with the respective liabilities amounting to £2,164m (after assumed deferred tax) which would have been recognised in BAES' books had the new U.K. accounting standard FRS 17 already been implemented. As participants in the BAES schemes, EADS joint ventures are potentially affected by this shortfall. However, the joint venture agreements between EADS and BAES have the effect of capping the contributions that the joint venture has to make to the pension scheme for a certain period of time (e.g. until 2011 for Airbus). Any additional contribution would be paid by BAES. EADS is therefore not exposed to increased contribution payments resulting from the pension underfunding during the period of the contribution caps. At present, EADS has only limited information about how the underfunding could impact the joint ventures after the period of contribution caps has expired.

In the case of Astrium, following the agreement signed on January 30, 2003, it will no longer be a joint venture with BAES. EADS will establish a pension scheme for U.K. employees on the basis of a transfer payment from the existing scheme. Depending on the type of pension scheme that EADS sets up for U.K. employees, the estimate of the maximum exposure as at December 31, 2002 would be in the range of 30 M GBP and would be treated as acquisition costs, thereby not affecting net income.

Other commitments — Other commitments comprise contractual guarantees and performance bonds to certain customers.

Future nominal operating lease payments (for EADS as a lessee) for rental and lease agreements (not relating to aircraft sales financing) amount to 740 M € as of December 31, 2002, and relate mainly to procurement operations (e.g., facility leases, car rentals). Maturities are as follows:

	(in M €)
not later than 2003	71
later than 2003 and not later than 2007	229
later than 2007	440

25. Information about financial instruments

a) Financial risk management

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest rate risks, as explained below. The management and limitation of such financial risks at EADS is carried out by a central treasury department at EADS Headquarters under policies approved by the Board of Directors. The identification, evaluation and hedging of the financial risks is in the responsibility of established treasury committees and the Group's Divisions and Business Units.

Market risk

Currency risk — EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to US Dollar sales, mainly from the activities of Airbus. This hedge portfolio covers the vast majority of the Group's hedging transactions.

EADS' revenues are mainly denominated in US Dollars, whereas a major portion of its costs is incurred in Euros and to a smaller extent in GBP. Consequently, to the extent that EADS does not use financial instruments to cover its net current and future foreign currency exchange rate exposure, its profits would be affected by changes in the Euro-US Dollar exchange rate. As the Group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on these profits.

For financial reporting purposes, EADS designates a portion of the underlying items as the hedged position to cover its net US Dollar exposure, as appropriate. As hedging instruments, EADS primarily uses foreign currency forwards and option contracts.

EADS endeavours to hedge the majority of its exposure based on firm commitments and forecasted transactions. For products such as aircraft, EADS typically hedges forecasted sales in US Dollar for the following year up to 2010. The hedged items are defined as the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the first flows is decided by a treasury committee and typically covers up to 100% of the equivalent of the net US Dollar exposure. For EADS, a forecasted transaction is regarded as highly probable if the future delivery is included in the audited order book or is very likely to materialize in view of contractual evidence (e.g., Letter of Intent). The coverage ratio may be adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

For project related business EADS generally hedges 100% based on specific flows arising out of firm and individual contracts. Hedging is implemented on a individual project basis, i.e. a new contract.

EADS N.V.

Notes to Consolidated Financial Statements

Interest rate risk — The Group uses an asset and liability management approach with the objective to limit its interest rate risk. The Group undertakes to match the risk profile of its assets with a corresponding liability structure. The net interest rate exposure is managed through several types of instruments in order to minimize risks and financial impacts. Therefore, the Group may use interest rates derivatives for hedging purposes.

Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item, with the exception of a few residual positions with non-material positive mark-to-market effects. Regarding cash, EADS is only investing in short-term instruments and/or instruments that are related to a floating interest index in order to further minimize any interest risk in its cash and securities portfolio.

Price Risk — The cash and cash equivalents and securities portfolio of the Group is invested in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial papers and other money market instruments which generally have a maturity of less than three months, as well as in some listed fixed income securities with a maturity of generally less than one year. Therefore, the Group assesses its exposure towards price risk as minimal.

Liquidity risk

The Group's policy is to maintain sufficient cash and cash equivalents at any time to meet its present and future commitments. This is safeguarded by the reported total amount of the Group's cash and cash equivalents, which is further supported by a substantial amount of unused committed credit facilities (2.85 bn € as December 31, 2002). On a daily basis, EADS invests any surplus cash in non-speculative highly liquid financial instruments, such as certificates of deposits, overnight deposits, commercial papers and other money market instruments which generally have a maturity of less than three months.

Credit risk

EADS is exposed to credit risk to the extent of non-performance by its counterparts (e.g., airlines) with regards to e.g. financial instruments. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited. Sales of products and services are made to customers with an appropriate credit history. Cash transactions and derivative counterparts are limited to high credit quality financial institutions. EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparts of financial transactions, based at a minimum on their credit ratings as published by Standard & Poors, Moody's and Fitch IBCA. The respective limits are regularly monitored and updated.

In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. In determining the amount and terms of the financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers, including price.

b) Notional amounts

The contract or notional amounts of derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

	Year ended December 31, 2002			
	Remaining period			
	Not exceeding 1 year	1 year up to 5 years	More than 5 years	Total
		(in M €)		
Foreign Exchange Contracts:				
Net forward sales contracts	10,852	23,408	6,122	40,382
Purchased put options, net	1,094	343	0	1,437
Written call options, net	1,094	343	0	1,437

	Year ended December 31, 2001			
	Remaining period			
	Not exceeding 1 year	1 year up to 5 years	More than 5 years	Total
		(in M €)		
Foreign Exchange Contracts:				
Net forward sales contracts	6,160	19,094	4,800	30,054
Purchased put options, net	3,290	1,507	0	4,797
Written call options, net	4,184	1,507	0	5,691

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors and the volume of financial instruments, the fair values presented herein may not be indicative of the amounts that the Group could realize in a current market exchange.

The carrying amounts and fair values of the Group's financial instruments are as follows:

	December 31, 2002		December 31, 2001	
	Carrying amount	Fair value	Carrying amount	Fair value
		(in M €)		
Balance Sheet Treasury Instruments				
Assets:				
Financial assets	4,875	4,875	4,726	4,726
Securities	4,497	4,497	5,341	5,341
Cash and cash equivalents	1,703	1,703	2,692	2,692
Liabilities:				
Financial liabilities	4,976	4,976	6,500	6,500
Derivative Financial Instruments				
Currency contracts with positive fair values	2,804	2,804	54	54
Currency contracts with negative fair values	(161)	(161)	(3,673)	(3,673)
Interest rate contracts with positive fair values	15	15	38	38
Interest rate contracts with negative fair values	0	0	(29)	(29)

The fair value gains and losses at December 31, 2002 on open currency contracts which hedge future foreign currency sales will be transferred from the accumulated other comprehensive income to the income statement when the related transactions occur, at various dates between the balance sheet date and 7 years from the balance sheet date. As at December 31, 2002, a net unrealised gain, net of deferred tax of 1,498 M €, was recognized in equity in respect of these contracts.

Financial Assets and Liabilities — Fair values are based on estimates using various valuations techniques, such as present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations like estimates as of December 31, 2002 and 2001, which are not necessarily indicative of the amounts that the Company would record upon further disposal/ termination of the financial instruments.

The methodologies used are as follows:

Short-term investments, cash, short-term loans, suppliers — The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realization.

Long-term debt; short-term debt — Neither long term nor short term debt is classified as liabilities held for trading. Therefore, no fair value computation is exercised.

Securities — The fair value of securities included in available-for-sale investments is estimated by reference to their quoted market price at the balance sheet date. If a quoted market price is not available, fair value is determined on the basis of generally accepted valuation methods on the basis of market information available at the reporting date.

Currency and Interest Rate Contracts — The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 2002 and 2001.

26. Segment Reporting

The Group operates in 5 divisions (segments) which reflect the internal organisational and management structure according to the nature of the products and services provided:

- *Airbus* — Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats.
- *Military Transport* — Development, manufacturing, marketing and sale of light and medium military transport aircraft and special mission aircraft.
- *Aeronautics* — Development, manufacturing, marketing and sale of civil and military helicopters, military combat and trainer aircraft, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services.
- *Defence and Civil systems* — Development, manufacturing, marketing and sale of missiles systems; and provision of defence electronics, military and commercial telecommunications solutions; and logistics, training, testing, engineering and other related services
- *Space* — Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of launch services.

EADS N.V.

Notes to Consolidated Financial Statements

The following tables present information with respect to the Group's business segments. Consolidation effects, the holding function of EADS headquarters and other activities not allocable to the divisions are disclosed in the column "HQ/Conso.".

	Airbus	Military Transport	Aeronautics	Defence and Civil Systems	Space	HQ/ Conso.	Consolidated
				(in M €)			
Business Segment Information							
Year ended December 31, 2002							
External revenues	19,512	524	5,304	3,306	2,216	(961)	29,901
Internal revenues	177	184	599	91	7	43	1,101
Total revenues	19,689	708	5,903	3,397	2,223	(918)	31,002
Result before financial income and income tax	818	(87)	182	(107)	(626)	(20)	160
EBIT pre goodwill amortization and exceptionals (see definition below)	1,361	(80)	261	40	(268)	112	1,426
Share of net profit of associates	0	0	0	0	(3)	111	108
Income/loss from other investments, interest and other financial result							(81)
Income taxes							(453)
Minority interest							(33)
Net income (loss)							(299)
Other Information							
Identifiable segment assets (incl. goodwill)	26,776	696	6,969	6,440	3,068	3,451	47,400
Goodwill	6,715	0	948	1,455	436	32	9,586
Investments in equity method associates	0	0	0	0	0	1,333	1,333
Segment liabilities	20,797	521	5,394	4,290	2,698	(426)	33,274
Capital expenditures	1,674	68	198	128	89	157	2,314
Depreciation, amortization	1,614	64	225	214	141	160	2,418
Impairment losses recognized in income	0	0	0	0	350	0	350
Research and development expenses	1,682	40	150	167	59	(2)	2,096

EADS N.V.

Notes to Consolidated Financial Statements

Business Segment Information for the year ended December 31, 2001:

	Airbus	Military Transport	Aeronautics	Defence and Civil Systems (in M €)	Space	HQ/ Conso.	Consolidated
Business Segment Information Year ended December 31, 2001							
External revenues	20,549	547	5,065	3,345	2,439	(1,147)	30,798
Internal revenues	179	185	721	131	15	57	1,288
Total revenues	20,728	732	5,786	3,476	2,454	(1,090)	32,086
Result before financial income and income tax	905	(53)	286	132	(131)	1,375	2,514
EBIT pre goodwill amortization and exceptionals (see definition below)	1,655	1	308	(79)	(222)	31	1,694
Share of net profit of associates	(12)	0	0	(14)	(63)	111	22
Income/loss from other investments, interest and other financial result							(535)
Income taxes							(646)
Minority interest							17
Net income (loss)							1,372
Other Information							
Identifiable segment assets (incl. goodwill)	27,264	568	7,187	5,583	3,462	4,651	48,715
Goodwill	7,089	0	1,005	1,464	736	148	10,442
Investments in equity method associates	0	0	0	0	0	1,252	1,252
Segment total liabilities	25,532	365	5,869	3,545	2,601	367	38,279
Capital expenditures	1,433	63	281	159	99	161	2,196
Depreciation, amortization	1,625	21	278	567	121	158	2,770
Impairment losses recognized in income	0	0	0	580	210	0	790
Research and development expenses	1,425	53	132	173	60	(2)	1,841

As a rule, inter-segment transfers are carried out on an arm's length basis. Inter-segment sales predominantly take place between Aeronautics and Airbus, as the Aeronautics division acts as a main supplier for Airbus aircraft. Capital expenditures represent the additions to property, plant and equipment and to intangible assets (excluding goodwill).

EADS uses EBIT pre goodwill amortization and exceptionals as a key indicator of its economic performance. The term "exceptionals" refers to income or expenses of a non-recurring nature, such as amortization expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges. EBIT pre goodwill amortization and exceptionals is treated by management as a key indicator to measure the segments' economic performances.

EADS N.V.

Notes to Consolidated Financial Statements

	2002	2001
	(in M €)	
Income before financial result, income taxes and minority interests	160	2.514
Dilution gain Airbus U.K., MBDA	0	(2.794)
Goodwill amortization and related impairment charges	936	1.466
Exceptional depreciation (fixed assets)	227	260
Exceptional depreciation (financial assets)	0	315
Exceptional depreciation (inventories)	16	275
Income from investments	87	(342)
EBIT pre goodwill amortization and exceptionals	1.426	1.694

Revenues by destination:

	2002	2001
	(in M €)	
France	3.872	3.521
Germany	2.476	3.588
Other European Countries	8.009	6.946
North America	10.562	10.394
Latin America	1.259	1.749
Asia	2.767	2.920
Other Countries	956	1.680
Consolidated	29.901	30.798

Revenues are allocated to geographical areas based on the location of the customer. Included in "Other European Countries" in 2001 is the reclassification of revenues to external customers in Turkey (218 M €), which have previously been classified to Asia. In 2002, external revenues in Turkey amounted to 201 M €.

Most of the Group's assets are located in the European Union.

27. Stock-based compensation

a) Stock Option Plans

The Board of Directors of EADS approved the establishment of a stock option plan for 2002 for the members of the Executive Committee and senior managers of the Group. Stock options for the purchase of 7,276,700 EADS shares were granted on August 9, 2002, of which 864,000 were granted to the members of the Executive Committee. 1,562 employees of the Group were granted options, which are only exercisable after a vesting period. The vesting period amounts to two years and four weeks from the date of granting with respect to 50% of the options and three years for the remaining options. The options expire ten years after their grant.

The exercise price is equal to 16.96 € representing 110% of fair market value of the shares at the date of grant. The options may not be exercised during the period of three weeks before either the Annual General Meeting or the announcement of annual or semi-annual or quarterly results.

EADS N.V.

Notes to Consolidated Financial Statements

Previous to 2002, EADS established the stock option plans of 2001 and 2000. These plans provide, similar to the 2002 stock option plan, for the granting of options for the purchase of EADS shares to the members of the Executive Committee as well as to senior managers of the Group. The following table summarizes the development of stock options:

	Number of Options				
	Originally issued	Balance at January 1, 2002	Exercised	Forfeited	Balance at December 31, 2002
2000	5,564,884	5,375,400	—	—	5,375,400
2001	8,524,250	7,926,425	—	—	7,926,425
2002	7,276,700	—	—	(600)	7,276,100
Total	21,365,834	13,301,825	—	(600)	20,577,925

For the 2002 stock option plan, analogous to all of EADS' previous existing stock option plans, the granted exercise price was exceeding the share price at grant date. Therefore, no compensation expense has been recognized.

b) Employee Stock Ownership Plan (ESOP)

In 2002, the Board of Directors approved an additional ESOP following two ESOPs established in 2001 and in 2000. For the 2002 ESOP, eligible employees were able to purchase a maximum of 500 shares per employee of previously unissued shares. The offer was broken down into two tranches which were available for all employees to choose. The subscription price for tranche A was 7.93 €, calculated as a discount of 14.5% from the lowest market price on the Paris stock exchange on October 11, 2002 (fixed at 9.28 €), the day the Board of Directors granted the right to purchase shares within the ESOP 2002. The subscription price for tranche B was the higher of the subscription price for tranche A or 80% of the average opening market price for EADS shares on the Paris stock exchange during the twenty stock market days preceding October 12, 2001, resulting in a subscription price of 8.86 €.

During a vesting period of at least one year under tranche A or five years under tranche B, employees are restricted from selling the shares, but have the right to receive all dividends paid as well as have the ability to vote at the annual shareholder meetings. EADS sold 2,022,939 ordinary shares with a nominal value of 1.00 € under both tranches. No compensation expense was recognized in connection with the ESOP 2002.

28. Related party transactions

Related parties — The Group has entered into various transactions with related companies in 2002 and 2001 that have all been carried out in the normal course of business. As is the Group's policy, all related party transactions have to be carried out at arm's length. Transactions with related parties include the French State, Daimler Chrysler, Lagardère, and SEPI (Spanish State). Except for the transactions with the French State the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Aeronautics, Defence, and Space divisions.

Remuneration — Remuneration and related costs of the members of the Board of Directors and former Directors amount to 7.29 M € as of December 31, 2002 (2001: 5.60 M €). Since the exercise price for stock options granted to Directors exceeded the share price at grant date, this amount does not comprise compensation cost for stock-based compensation. EADS has not provided any loans to/ advances to/ guarantees on behalf of (retired) Directors. Reference is made to Note 27, "Stock-based compensation", in this document and to Note 9, "Remuneration", of the Notes to EADS N.V. Financial Statements.

29. Investment property

The Group owns investment property, mainly contributed by Dasa to EADS, that is leased to third parties. The investment property contributed by Dasa was recorded at fair value as of July 1, 2000. For the purposes of IAS 40 disclosure requirements, EADS developed the fair values of investment property based on the values on the opening balance sheet of EADS.

The fair values have been determined using official guideline numbers for land and insured values as well as values reconciled from rental income for buildings. The determination of fair values is mainly supported by market evidence and was performed with regard to the fair values as of July 1, 2000 by a registered independent valuer having an appropriate recognized professional qualification and recent experience in the location and category of the property being valued. As there have only been very minor changes since that date, the Group has not used an independent certifier since then.

Buildings held as investment property are depreciated on a linear basis over their useful life which is mainly around 40 to 50 years. The values assigned to investment property are as follows:

	Net at December 31, 2001	Exchange differences	Additions	Disposals	Depreciation/ Amortization	Changes in consolidation scope	Net at December 31, 2002
				(In M €)			
Book value of Investment Property	97	0	0	0	(1)	0	96

As of December 31, 2002 and 2001, the fair value of the Group's investment property amounts to 98 M €. Related rental income in 2002 is 13 M € (2001: 12 M €) with direct operating expenses arising from investment property that generated rental income amount of 10 M € (2001: 7 M €).

30. Interest in Joint Ventures

The Group's principal investments in joint ventures and the proportion of ownership are included in Appendix "Information on principal investments". Joint ventures are consolidated for using the proportionate method. The following amounts represent the Group's aggregate share of the assets and liabilities and income and expenses of the joint ventures:

	2002	2001
	(in M €)	
Fixed assets	1,073	1,302
Non-fixed assets	2,909	2,342
Provisions	661	774
Liabilities	2,937	2,256
Revenues	2,556	1,811
Result before income taxes	(205)	(91)
Income taxes	(6)	(7)
Net income (loss)	(212)	(95)

31. Earnings Per Share

Basic earnings per share — Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of issued ordinary shares during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	2002	2001
Net income/(loss) attributable to shareholders	(299) M €	1,372 M €
Weighted average number of ordinary shares in issue	804,116,877	807,295,879
Basic earnings per share	(0.37) €	1.70 €

Diluted earnings per share — For the calculation of the diluted earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of all potential ordinary shares. The Group's only category of dilutive potential ordinary shares is stock options. Since the exercise price of the stock options under all existing stock option plans initiated by the Group is exceeding the share price of EADS shares, to include these potential ordinary shares would be anti-dilutive. As a consequence, net income as well as the weighted number of ordinary shares in issue is the same for both basic and diluted earnings per share.

EADS N.V.

Notes to Consolidated Financial Statements

	2002	2001
Net income/(loss) attributable to shareholders	(299) M €	1.372 M €
Weighted average number of ordinary shares in issue	804.116.877	807,295.879
Diluted earnings per share	(0.37) €	1.70 €

32. Number of Employees

The number of employees at December 31, 2002 is 103.967 as compared to 102.967 at December 31, 2001.

33. Events after the balance sheet date

Astrium

EADS acquired BAES' 25 percent interest (27.5 percent economic share) in Astrium N.V. The transaction was signed on January 30, 2003 and will be accounted for under the purchase method as soon as all regulatory clearances have been obtained. Full control of Astrium N.V. as well as of Paradigm Secure Communications Ltd., formerly held jointly by BAES and EADS, will then be transferred to EADS at this date.

At completion of the transaction, EADS acquired BAES' share in Astrium N.V. for 84 M €. Prior to completion, EADS and BAES each made a capital contribution into Astrium N.V. of 84 M € (total 168 M €). Taking into account the cash contribution, BAES' interest has been effectively transferred to EADS for no net cash consideration.

In July 2002, EADS and BAES had announced their intention for EADS to acquire the interest of BAES in Astrium N.V. and formed Paradigm Secure Communications Ltd. to address service provision for the proposed Skynet 5 military communications satellite programme for the U.K. Ministry of Defence. Under the original terms, completion of the sale of the Astrium interest was conditional on completion of contracts with the U.K. Ministry of Defence for the Skynet 5 programme. In the event of EADS not achieving financial close of the Skynet 5 contract, BAES will pay 55 M € to EADS.

Euro Medium Term Note ("EMTN") programme

On February 6, 2003, EADS launched a 3.0 bn € EMTN programme, a contractual framework that allows EADS to raise debt from capital markets through dealers in successive issues of notes governed by the same terms. Each issue, however, may bear a different maturity (in this case between one month and 30 years) and interest rate.

On February 27, 2003, EADS has issued an inaugural Eurobond benchmark transaction under the EMTN programme of 1 bn €. The objectives of this initial issue are to refinance existing debt and lengthen the maturity profile of the Group's debt. This bond has a maturity of seven years and carries a yearly coupon of 4.625%.

EADS N.V.

Notes to Consolidated Financial Statements

Appendix "Information on principal investments" — Consolidated Scope

	2002	%	2001	%	Company	Head office
Airbus	F	80.00	F	80.00	Airbus S.A.S.	Toulouse (France)
	F	80.00	F	80.00	Airbus France S.A.S.	Toulouse (France)
	F	80.00	F	80.00	Airbus Holding SA	France
	F	80.00	F	80.00	EADS CASA S.A. (Unit: EADS CASA AIRBUS)	Madrid (Spain)
liquidated			F	80.00	SATIC G.I.E.	Colomiers (France)
	F	80.00	F	80.00	Airbus Finance Company Holdings BV	Amsterdam (Netherlands)
	F	80.00	F	80.00	Airbus Finance Company Ltd.	Dublin (Ireland)
	F	80.00	F	80.00	Airbus Deutschland GmbH	Hamburg (Germany)
	F	80.00	F	80.00	KID-Systeme GmbH	Buxtehude (Germany)
	F	80.00	F	80.00	Aircabin GmbH	Laupheim (Germany)
merged into Airbus Deutschland GmbH (01.01.2002)	F	80.00	F	80.00	DEX Beteiligungs- und Verwaltungs GmbH	Ottobrunn (Germany)
merged into Airbus Deutschland GmbH (01.01.2002)	F	80.00	F	80.00	ZDW Beteiligungs- und Verwaltungs GmbH	Munich (Germany)
merged into Airbus Deutschland GmbH (01.01.2002)	F	80.00	F	80.00	Airbus Beteiligungs GmbH	Ottobrunn (Germany)
	F	80.00	F	80.00	Airbus Industrie G.I.E.	Blagnac (France)
	F	79.99	F	79.99	AVSA SARL	Blagnac (France)
	F	80.00	F	80.00	AI Participations S.A.R.L.	Blagnac (France)
liquidated			F	79.90	Société Commerciale A-300 S.A.SOCA	Blagnac (France)
	F	80.00	F	80.00	Airbus Simulators Services S.N.C. (ASS)	Blagnac (France)
	F	80.00	F	80.00	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
	F	40.00	F	40.00	Airbus Military Company S.A.S.	Toulouse (France)
	P	16.00	P	16.00	Groupemente Immobilier Aéronautique S.A. (GIA)	France
	F	80.00	F	80.00	Airbus Mauritius limited	Mauritius
	E	16.00	E	16.00	Alexandra Bail G.I.E.	France
	F	80.00	F	80.00	Airbus China limited	Hong-Kong
disposal			F	40.00	Aircelle S.A.S.	France
	F	80.00	F	80.00	Airbus Ré S.A.	Luxemburg
	F	80.00	F	80.00	AVSA Canada Inc.	Canada
	F	80.00	F	80.00	Airbus North American Holdings Inc. (ANA)	U.S.A.
	F	80.00	F	80.00	Airbus Service Company Inc. (ASCO)	U.S.A.
	F	80.00	F	80.00	AI leasing Inc.	U.S.A.
	F	80.00	F	80.00	Norbus	U.S.A.
	F	80.00	F	80.00	AINA Inc.	U.S.A.
	F	80.00	F	80.00	128829 Canada Inc.	Canada
addition	F	80.00			Wichita	U.S.A.
	F	80.00	F	80.00	Airbus Industrie Financial Service Holdings B.V. (AIFS)	Netherlands
	F	80.00	F	80.00	Airbus Industrie Financial Service Holdings ltd.(AIFS)	Ireland
	F	80.00	F	80.00	Airbus Industrie Financial Service ltd. (AIFS)	Ireland
	F	80.00	F	80.00	AIFS (Cayman) ltd.	Cayman Isle
	F	80.00	F	80.00	AIFS Cayman Liquidity ltd.	Cayman Isle
	F	80.00	F	80.00	A 320 Financing limited	Ireland
	F	72.00	F	72.00	AIFI LLC	Isle Of Man
	F	80.00	F	80.00	Airbus U.K. Limited	U.K.
	F	80.00	F	80.00	Airbus Invest	Toulouse (France)
	F	80.00	F	80.00	EADS Aéro	Toulouse (France)
	F	80.00	F	80.00	EADS Star Real Estate SAS	Boulogne (France)
	E	24.00	E	24.00	Tenzing communication inc.	USA
	F	80.00	F	80.00	AFS (Cayman) Ltd.	Cayman Isle
	F	80.00	F	80.00	Aviateur Limited	Ireland
	F	80.00	F	80.00	Aviateur international limited	Ireland
	F	80.00	F	80.00	Aviateur Finance Limited	Ireland
	F	80.00	F	80.00	Aviateur Leasing Limited	Ireland
	F	80.00	F	80.00	Avalo LLC	Isle Of Man
	F	80.00	F	80.00	Avalo Leasing Limited	Ireland

EADS N.V.

Notes to Consolidated Financial Statements

	2002	%	2001	%	Company	Head office
	F	80.00	F	80.00	Avalo Aerospace limited	Ireland
	F	80.00	F	80.00	Avalo International limited	Ireland
	F	80.00	F	80.00	Total Airline Service Company	Ireland
	F	80.00	F	80.00	AIFS Leasing Company Limited	Ireland
	F	80.00	F	80.00	AA Credit Aviation LLC	Ireland
Additionally are consolidated 34 SPCs	F	80.00	F	80.00	AFC (USA) 1 inc.	USA
Defence & Civil Systems						
	F	100.00	F	100.00	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
	F	100.00	F	100.00	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
	F	100.00	F	100.00	EUROBRIDGE Mobile Brücken GmbH	Friedrichshafen (Germany)
	F	100.00	F	100.00	EADS Deutschland GmbH — Verteidigung und Zivile Systeme	Ulm (Germany)
	F	75.89	F	57.55	Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
	F	100.00	F	100.00	EADS Funkkommunikation GmbH	Ulm (Germany)
	F	100.00	F	100.00	Ewation GmbH	Ulm (Germany)
	F	100.00	F	100.00	Matra Aerospace Inc. (M.A.I.)	Frederick Maryland (USA)
	F	100.00	F	100.00	Fairchild Controls Corporation	Frederick Maryland (USA)
Disposal				100.00	Germantown Holding Company	Frederick Maryland (USA)
	F	100.00	F	100.00	Manhattan Beach Holdings Co.	Frederick Maryland (USA)
	F	100.00	F	100.00	EADS System & Defence Electronics	Velizy (France)
	F	50.97	F	50.97	APIC	Arcueil (France)
Disposal				100.00	G 2 I	Velizy (France)
	F	100.00	F	100.00	EADS Services	Boulogne (France)
	F	80.00	F	80.00	Pentastar Holding	Paris (France)
	F	55.00	F	55.00	Aviation Defense Service S.A.	Saint-Gilles (France)
Addition	F	100.00			Operations Services Germany	Unterschleißheim (Germany)
Addition	F	100.00			Gesellschaft für Flugzieldarstellung mbH	Germany
	F	100.00	F	100.00	M.C.N. SAT HOLDING	Velizy (France)
	F	100.00	F	100.00	MULTICOMS (MNC Sat Services)	Sèvres (France)
	F	100.00	F	100.00	International Test & Services	Velizy (France)
	F	100.00	F	100.00	TYX Corp.	Reston, VA, USA
	F	99.99	F	99.99	ARC	CA, USA
	F	100.00	F	100.00	EADS Telecom Federal Systems Division	San Antonio, TX, USA
Addition	F	100.00			Proj2	Paris (France)
	F	100.00	F	100.00	M.P. 13	Paris (France)
Disposal	F		F	100.00	EADS Matra Datavision S.A.	Paris (France)
Disposal	F		F	100.00	EADS Matra Datavision International	Les Ulis (France)
Disposal	F		F	100.00	EADS Matra Datavision Ltd.	Coventry (U.K.)
Disposal	F		F	100.00	EADS Matra Datavision AG	Regensdorf (Switzerland)
Disposal	F		F	100.00	EADS Matra Datavision Benelux	Brussels (Belgium)
Disposal	F		F	100.00	EADS Matra Datavision Asia Pacific	Wanchai (Hong Kong)
Disposal	F		F	100.00	EADS Matra Datavision B.V.	Leiden (Netherlands)
Disposal	F		F	100.00	EADS Matra Datavision GmbH	Munich (Germany)
Disposal	F		F	100.00	EADS Matra Datavision Iberia	Madrid (Spain)
Disposal	F		F	100.00	EADS Matra Datavision Inc.	Andover (USA)
Disposal	F		F	100.00	EADS Matra Datavision Kk	Tokyo (Japan)
	F	100.00	F	100.00	EADS Matra Datavision SpA	Turin (Italy)
	F	100.00	F	100.00	Open CasCade	Paris (France)
	F	100.00	F	100.00	Matra Defense	Velizy (France)
	F	100.00	F	100.00	Matra Holding GmbH	Frankfurt (Germany)
	P	37.50	P	37.50	MBDA SAS	Velizy (France)
	P	37.50	P	37.50	MBD Management S.A.	Velizy (France)
	P	37.50	P	37.50	ALKAN	Valenton (France)
	P	37.50	P	37.50	MBDA France	Velizy (France)
	P	37.50	P	37.50	MBDA U.K. Ltd.	Stevenage, Herts (U.K.)
	P	37.50	P	37.50	Matra Electronique	La Croix Saint-Ouen (France)

EADS N.V.

Notes to Consolidated Financial Statements

	2002	%	2001	%	Company	Head office
	P	37.50	P	37.50	MBDA M S.A.	Chatillon sur Bagneux (France)
	P	37.50	P	37.50	MBDA Inc.	Westlack, CA (USA)
	P	37.50	P	37.50	MBDA Italy SpA	Roma (Italy)
	P	37.50	P	37.50	MBDA Treasury	Jersey (U.K.)
	P	37.50	P	37.50	Marconi Overside Ldt	Chelmsford (U.K.)
	P	37.50	P	37.50	AMS Dynamics Ldt	Guernsey (U.K.)
	P	50.00	P	50.00	Celerg	Saint-Médard (France)
	P	50.00	P	50.00	Celerg international	Saint-Médard (France)
	P	50.00	P	50.00	International de systemes propulsifs	Paris (France)
	F	81.25	F	76.95	LFK — Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
	F	98.00	F	98.00	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
	F	100.00	F	100.00	EADS Deutschland GmbH — VA (Restaktivitäten)	Unterschleißheim (Germany)
	F	67.00	F	67.00	TAURUS Systems GmbH	Schrobenhausen (Germany)
	P	50.00	P	50.00	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau Inn (Germany)
	F	100.00	F	100.00	Propulsion Tactique S.A.	La Ferte Saint Aubin (France)
	P	50.00	P	50.00	TDA — Armements S.A.S.	La Ferte Saint Aubin (France)
	P	50.00	P	50.00	Forges de Zeebrugge S.A.	Herstal-Liege (Belgium)
	F	59.00	F	59.00	EADS Telecom SAS	Bois d'Arcy (France)
	F	59.00	F	59.00	EADS Telecom Espana	Madrid (Spain)
	F	59.00	F	59.00	EADS Telecom Deutschland GmbH	Unterschleißheim (Germany)
	F	59.00	F	59.00	EADS Telecom Deutschland GmbH	Ulm (Germany)
	F	59.00	F	59.00	EADS Telecom Mexico SA de CV	Mexico DF (Mexico)
	F	59.00	F	59.00	EADS Telecom Benelux	Bruxelles (Belgium)
	F	59.00	F	59.00	EADS Telecom Danmark	Copenhague (Denmark)
	F	59.00	F	59.00	EADS Telecom SpA	Milan (Italy)
	F	100.00	F	100.00	EADS Telecom (ex-MNH)	Paris (France)
	F	100.00		100.00	MATRAnet	Velizy (France)
Disposal			F	100.00	MATRAnet Inc.	Redwood Shores, CA (USA)
	F	100.00	F	100.00	Matra Communication USA Inc.	Dallas, Texas (USA)
	F	98.95	F	93.00	EADS Telecom North America	Dallas, Texas (USA)
	F	98.95	F	100.00	Intecom Holding LLC	Dallas, Texas (USA)
	F	100.00	F	100.00	EADS Telecom Canada Ltd.	Dallas, Texas (USA)
	F	98.95	F	100.00	Pyderion Contact Technologies Inc.	Dallas, Texas (USA)
	F	100.00	F	100.00	Cogent DSN	Newport (U.K.)
Addition	F	100.00			Sycomore S.A.	Boulogne (France)
Space						
	F	100.00	F	100.00	Amanthea Holding B.V.	Amsterdam (Netherlands)
	P	75.00	P	75.00	ASTRIUM GmbH	München (Germany)
	P	75.00	P	75.00	ASTRIUM Ltd.	Stevenage (Great Britain)
	P	75.00	P	75.00	ASTRIUM N.V.	The Hague (Netherlands)
	P	75.00	P	75.00	ASTRIUM SAS	Toulouse (France)
	P	75.00	P	75.00	Computadoras, Redes e Ingenieria SA (CRISA)	Madrid (Spain)
	F	100.00	F	100.00	EADS CASA S.A. (Unit: EADS CASA Space)	Madrid (Spain)
	F	100.00	F	100.00	EADS Deutschland GmbH — Space Services	Munich (Germany)
	F	68.40	F	68.40	EADS Dornier Raumfahrt Holding GmbH	Munich (Germany)
	F	100.00	F	100.00	EADS Launch Vehicles	Velizy (France)
	F	100.00	F	100.00	Global DASA LLC	New York (USA)
	E	33.30	E	33.30	Loral Dasa Globalstar L.P.	New York (USA)
	P	75.00	P	75.00	Matra Marconi Space U.K. Ltd.	Stevenage (Great Britain)
	P	50.00	P	50.00	MMS Space Holdings N.V.	Amsterdam (Netherlands)
	P	75.00	P	75.00	MMS Systems Ltd.	Stevenage (Great Britain)
	E	48.00	E	43.00	Nahuelsat S.A.	Buenos Aires (Argentina)
	P	75.00	P	75.00	NRSCL Infoterra Ltd.	Southwood (Great Britain)

82-34662

EADS N.V.

Notes to Consolidated Financial Statements

	2002	%	2001	%	Company	Head office
	P	75.00	P	75.00	TESAT-Spacecom Geschäftsführung GmbH	Backnang (Germany)
	P	75.00	P	75.00	TESAT-Spacecom GmbH & Co. KG	Backnang (Germany)
Military Transport Aircraft						
	F	100.00	F	100.00	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
Aeronautics						
	F	100.00	F	100.00	Elbe Flugzeugwerke GmbH	Dresden (Germany)
	F	100.00	F	100.00	EADS EFW Beteiligungs- und Verwaltungsgesellschaft GmbH	Munich (Germany)
	F	100.00	F	100.00	EADS Sogerma S.A.	Mérignac (France)
	F	100.00	F	100.00	EADS Seca S.A.	Le Bourget (France)
	F	100.00	F	100.00	Sogerma America Barfield B.C.	Miami, Florida (USA)
	F	100.00	F	100.00	EADS Revima S.A.	Tremblay en France (France)
	F	50.10	F	50.10	Composites Aquitaine S.A.	Salaunes (France)
	F	100.00	F	100.00	Maroc Aviation S.A.	Casablanca (Morocco)
	F	100.00	F	100.00	Noise Reduction Engineering B.C.	Washington D.C. (USA)
	F	80.00	F	80.00	Aerobail GIE	Paris (France)
	F	88.00	F	81.00	EADS Aeroframe services LLC	Lake Charles, Louisiana (USA)
	F	50.10	F	50.10	EADS Sogerma Tunisie	Monastir (Tunisia)
Addition	F	100.00			EADS Revima APU S.A.	Caudebec en Caux (France)
Addition	F	50.00			Composites Atlantic Ltd.	Halifax (Canada)
	F	100.00	F	100.00	Eurocopter Holding S.A.	Paris (France)
	F	100.00	F	100.00	Eurocopter S.A.	Marignane (France)
	F	100.00	F	100.00	Eurocopter Deutschland GmbH	Munich (Germany)
	F	100.00	F	100.00	American Eurocopter Corp.	Dallas, Texas (USA)
	F	100.00	F	100.00	Eurocopter Canada Ltd.	Ontario (Canada)
	F	75.00	F	75.00	Eurocopter South East Asia	Singapore
	F	76.52	F	76.52	Helibras — Helicopteros do Brasil S.A.	Itajuba (Brazil)
	F	100.00	F	100.00	EADS Socata S.A.	Le Bourget (France)
	F	100.00	F	100.00	EADS Deutschland GmbH — Military Aircraft	Munich (Germany)
	F	100.00	F	100.00	Dornier Flugzeugwerft GmbH	Manching (Germany)
	F	100.00	F	100.00	EADS CASA S.A. (Unit: EADS CASA Military Aircraft)	Madrid (Spain)
	F	100.00	F	100.00	EADS ATR S.A.	Toulouse (France)
	P	50.00	P	50.00	ATR GIE	Toulouse (France)
Additionally are consolidated 45 SPCs						
Headquarters						
	F	100.00	F	100.00	EADS France	Paris (France)
	F	100.00	F	100.00	EADS Deutschland GmbH — Zentrale	Munich (Germany)
	F	100.00	F	100.00	EADS Deutschland GmbH, LO — Liegenschaften OTN	Munich (Germany)
	F	100.00	F	100.00	EADS Deutschland GmbH, FO — Forschung	Munich (Germany)
	F	100.00	F	100.00	EADS Raumfahrt Beteiligungs GmbH	Ottobrunn (Germany)
	F	75.00	F	75.00	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
	F	75.88	F	58.42	Dornier Zentrale	Friedrichshafen (Germany)
	F	100.00	F	100.00	EADS CASA S.A. (Headquarters)	Madrid (Spain)
	E	45.96	E	45.96	Dassault Aviation	Paris (France)
	E	45.96	E	45.96	Dassault International France	Vaucresson (France)
	E	45.96	E	45.96	Dassault Falcon Jet and subsidiaries	Teterboro NJ (USA)
	E	45.96	E	45.96	Sogitec Industries	Suresnes (France)
	E	45.96	E	45.96	Dassault Falcon Service	
	E	45.96	E	45.96	IPS	
	E	45.96	E	45.96	Dassault Aero Service	

82-34662

EADS N.V.

Notes to Consolidated Financial Statements

2002	%	2001	%	Company	Head office
E	45.96	E	45.96	Dassault Assurances Courtage	
E	45.96	E	45.96	Dassault International Inc	Paramus NJ (USA)
E	45.96	E	45.96	Société Toulouse Colomiers	
F	100.00	F	100.00	Airbus Financial Company Holding B.V.	Dublin (Ireland)
F	100.00		100.00	EADS CASA France	Paris (France)

F: Fully consolidated

P: Proportionate

E: Equity method

82-34662

5.2.2 Statutory Financial Statements

EADS N.V.

Balance Sheet

	Note	At December 31, 2002	2001
		(in M €)	
Assets			
Goodwill	3	4,618	5,068
Financial assets	3	5,479	2,232
Fixed assets		10,097	7,300
Receivables and other assets	4	5,335	2,825
Securities	5	4,355	5,047
Cash and cash equivalents		95	828
Non-fixed assets		9,785	8,700
Deferred taxes		8	22
Total assets		19,890	16,022
Liabilities and stockholders' equity			
Capital stock		811	809
General reserves		11,954	9,068
Stockholders' equity	6	12,765	9,877
Other liabilities	7	7,125	6,145
Liabilities		7,125	6,145
Total liabilities and stockholders' equity		19,890	16,022

Statement of Income

	2002	2001
	(in M €)	
Income from investments	118	1,807
Other results	(417)	(435)
Net result	(299)	1,372

1. General

EADS N.V., having its legal seat in Amsterdam, the Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and/or communication industry or activities that are complementary, supportive or ancillary thereto.

The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company-only financial statements. In accordance with article 402 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2. Accounting principles

The accounting principles as described in the notes to the consolidated financial statements also apply to the company-only financial statements, unless indicated otherwise.

3. Fixed assets

The movement in fixed assets is as follows:

	Goodwill	Financial Assets Participating Interests	Total
		(in M €)	
Balance at December 31, 2001	5.068	2.232	7.300
Disposals	—	(171)	(171)
Amortization Goodwill	(450)	—	(450)
Net income from investments	—	118	118
Fair value adjustments financial instruments/ others	—	3.730	3.730
Dividends received	—	(430)	(430)
Balance at December 31, 2002	4.618	5.479	10.097

The fair value adjustments financial instruments/others reflect mainly the impact in the other comprehensive income related to the application of IAS 39.

4. Receivables and other assets

	2002	2001
	(in M €)	
Receivables from affiliated companies	5.214	2.675
Receivables from related companies	49	47
Other assets	72	103
Total receivables and other assets	5.335	2.825

The receivables from affiliated companies include mainly receivables in connection with the cash pooling in EADS N.V.

The receivables and other assets mature within one year.

5. Securities

The securities comprise mainly Available-for-Sales Securities.

6. Stockholders' equity

	Capital stock	Share premium from contributions	Share premium from cash	Accumulated other comprehensive income	Treasury shares	Legal reserve investments	Retained earnings	Total equity
				(in M €)				
Balance at December 31, 2001	809	8,459	1,065	(1,278)	—	240	582	9,877
Capital increase	2		14					16
Net loss							(299)	(299)
Dividends paid							(403)	(403)
Transfer to legal reserve						40	(40)	
Repurchase treasury shares					(156)			(156)
Other comprehensive income				3,730				3,730
Balance at December 31, 2002	811	8,459	1,079	2,452	(156)	280	(160)	12,765

For further information to the Stockholders' equity, please see note 17 of the consolidated financial statements.

The cumulative foreign exchange translation adjustments are part of the accumulated other comprehensive income.

The accumulated other comprehensive income relates mainly to the fair value adjustments of financial instruments in relation to participating interests.

7. *Other liabilities*

	2002	2001
	(in M €)	
Liabilities to affiliated companies	6,335	5,829
Liabilities to related companies	741	214
Other liabilities	49	102
Total	7,125	6,145

The liabilities to affiliated companies include mainly liabilities in connection with the cash pooling in EADS N.V..

8. Commitments and contingent liabilities

Guarantees totaling M€ 298 have been given on behalf of other group companies.

9. Remuneration

The total remuneration and related costs of the members of the Board of Directors and former directors in 2002 can be specified as follows:

	2002 in Euro
Fixum	4,493,538
Bonus	2,578,743
Fees	220.000
	7,292,281

The cash remuneration of the individual members of the Board of Directors was as follows:

	Fixum in Euro	Bonus in Euro	Fees in Euro	2002 total in Euro
Directors				
Manfred Bischoff	60,000	133,000	70,000	263,000
Jean-Luc Lagardère	60,000	133,000	70,000	263,000
Philippe Camus	1,202,281[1]	614,000	—	1,816,281
Rainer Hertrich	1,500,146[2]	614,000	—	2,114,146
Noël Forgeard	1,042,997	482,953	—	1,525,950
Eckhard Cordes	30,000	66,500	25,000	121,500
Pedro Ferreras	30,000	66,500	35,000	131,500
Jean-René Fourtou	30,000	66,500	5,000	101,500
Michael Rogowski	30,000	66,500	15,000	111,500
Former directors				
Axel Arendt	508,114	335,790	—	843,904
Total:	4,493,538	2,578,743	220,000	7,292,281

(1) including € 57,399 additional payments related to previous years

(2) including € 355,632 additional payments related to previous years

The table below gives an overview of the interests of the members of the Board of Directors under the stock options plans of EADS:

Number of options

	Number of options				
	As of Jan. 1 2002	Granted during 2002	As of Dec. 31 2002	Exercise price Euro	Expiry date
Philippe Camus	135,000	—	135,000	20.90	July 8, 2010
	135,000	—	135,000	24.66	July 12, 2011
	—	135,000	135,000	16.96	August 8, 2012
Rainer Hertrich	135,000	—	135,000	20.90	July 8, 2010
	135,000	—	135,000	24.66	July 12, 2011
	—	135,000	135,000	16.96	August 8, 2012
Noël Forgeard	50,000	—	50,000	20.90	July 8, 2010
	88,000	—	88,000	24.66	July 12, 2011
	—	108,000	108,000	16.96	August 8, 2012
Total:	678,000	378,000	1,056,000		

The pension benefit obligation for the Executive members of the Board of Directors is as follows:

Mr. Camus, Mr. Hertrich and Mr. Forgeard have a pension promise as part of their employment agreement which will give them annual pension of 50% of their annual base salary after five years in the Executive Committee of EADS at the age of 60. This obligation will increase to 60% after ten years of service in the EADS Executive Committee.

These pension schemes have been implemented and financed through collective executive pension plans in France and Germany.

EADS has not provided any loans to / advances to / guarantees on behalf of (retired) directors.

SUPPLEMENTARY INFORMATION

1. Auditors' report

Introduction

We have audited the accompanying financial statements of EADS N.V., Amsterdam ("EADS" or "the Company") for the year 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Matters affecting opinion

For business reasons pertaining to Dassault Aviation's management, EADS did not obtain 2002 current figures of Dassault Aviation's financial performance. As a consequence, we have not performed the audit procedures we normally would have performed in relation with the Dassault Aviation investment, which is accounted for under the equity method. The estimated level of net income from this equity investment accounted for by EADS for the period ended December 31, 2002 represented € 111 million and the estimated equity investment of EADS in Dassault Aviation as of December 31, 2002 amounted to € 1.333 million.

As mentioned in Note 2 ("Summary of significant accounting policies") of the consolidated financial statements, EADS has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standard Board, except that all development costs have been expensed as incurred. When certain criteria for asset recognition are met, IFRS require that development costs be capitalized as an intangible asset in the period in which they are incurred.

Furthermore, it is KPMG Accountants understanding that the following also constitutes a departure from IFRS: EADS accounts for its 37.5 % interest in the MBDA joint venture using a proportionate consolidation of 50% of MBDA and accounts for a minority interest of 12.5%. IFRS require a venturer to report its effective net proportionate interest in a jointly controlled entity. The principal effects of consolidating amounts in excess of its proportionate ownership interest in MBDA are to overstate cash and cash equivalents by 10% in the December 31, 2002 consolidated balance sheet, to overstate the company's cash position (including short term securities) in 2002 cash flow statement by 3% and to overstate revenues for the Segment Defence and Civil Systems by 7%.

Opinion

In the opinion of the two auditors, except for the effects of such adjustments, if any, as might have been determined to be necessary had EADS been able to obtain current year figures and had we been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment and, except for the effect of the departure from IFRS with regards to development costs, and, in the opinion of KPMG Accountants N.V., except for the effect of the departure from IFRS with regard to the MBDA proportionate consolidation, the financial statements give a true and fair view of the company's financial position as of December 31, 2002 and of the result for the year then ended in accordance with IFRS and in accordance with the financial accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

The Hague, March 7, 2003	Amsterdam, March 7, 2003
KPMG Accountants N.V.	Ernst & Young Accountants

2. Appropriation of result

Articles 30 and 31 of the Articles of Association provide that the board of directors shall determine which part of the result shall be attributed to the reserves. The general meeting of shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association.

Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the company is more than the amount of the issued and paid-in part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that the net loss of € 299 million, as shown in the audited profit and loss statement for the financial year 2002, is to deduct from reserves and that a payment of a gross amount of € 0.30 per share shall be made to the shareholders from distributable reserves.

3. Subsequent events

For further information please see note 33 of the consolidated financial statements.

5.3 Statutory Auditors' Fees

Services of Statutory Auditors and Members of Their Network Rendered to the Group for the Financial Year 2002

	KPMG Accountants N.V.		Ernst & Young Accountants	
	2002		2002	
	Amount (in thousands of Euro)	%	Amount (in thousands of Euro)	%
Audit				
• Audit process, certification, examination of individual and consolidated accounts	4,049	62.0	3,728	56.8
• Additional tasks	1,804	27.7	2,785	42.5
Sub-total	5,853	89.7	6,513	99.3
Other services as relevant				
• Legal, tax, employment	675	10.3	45	0.7
• Information technology	—	—	—	—
• Internal audit	—	—	—	—
• Other (to be specified if > 10% of the fees for the audit)	—	—	—	—
Sub-total	675	10.3	45	0.7
Total	6,528	100.00	6,559	100.00

82-34662

6.1 Management and Control

6.1.1 Board of Directors, Chairmen and Chief Executive Officers

Pursuant to the Articles of Association of the Company, the Board of Directors is responsible for the affairs of the Company.

The Board of Directors consists of a maximum of eleven members appointed and removed by the shareholders' meeting. The Board may adopt rules governing its internal affairs. Such rules (the "**Rules**") were adopted in their current form at a Board meeting held on July 7, 2000 and amended at a Board meeting held on July 24, 2002. The Rules specify the composition, the role and the key responsibilities of the Board of Directors, and also determine the manner of appointment and the responsibilities of the Chairmen and the Chief Executive Officers. The Rules also specify the creation of two committees (the Audit and the Personnel Committees) and specify their composition, role and operating rules.

The Board of Directors has also adopted specific Insider Trading Rules, which restrict its members from trading in shares in the EADS group in certain circumstances (for more information, please see "3.1.3 Governing Law — Dutch Regulations").

The parties to the Participation Agreement have agreed that the voting rights attached to the Indirect EADS Shares shall be exercised by EADS Participations B.V. to ensure that the Board of Directors of EADS comprises the Directors of EADS Participations B.V. and two additional independent Directors who have no connection with the DaimlerChrysler, SOGEPA or Lagardère groups or the French State. Pursuant to the Participation Agreement, the initial Board of Directors comprises eleven members of whom:

- four nominated by DaimlerChrysler;
- four nominated by SOGEADE;
- one nominated by SEPI(*);
- two independent Directors, one nominated by DaimlerChrysler and one nominated by SOGEADE.

Pursuant to the Articles of Association, each Board member of the first Board of Directors holds office for a term expiring at the annual general meeting of the Company to be held in 2005. Members of the Board will be elected at such meeting and at each fifth annual general meeting thereafter.

The general meeting of shareholders may at all times suspend or dismiss any member of the Board of Directors. There is no limitation on the number of terms that a Director may serve.

The initial Board of Directors appointed two Chairmen, one chosen from the DaimlerChrysler-nominated Directors and one chosen from the SOGEADE-nominated Directors.

The Chairmen ensure the smooth functioning of the Board of Directors in particular with respect to its relations with the Chief Executive Officers whose efforts they support with regard to top level strategic discussions with outside partners.

The Board of Directors also appointed two Chief Executive Officers to be responsible for the day-to-day management of the Company, one chosen from the DaimlerChrysler-nominated Directors and one chosen from the SOGEADE-nominated Directors.

The Company is represented by the Board of Directors or by the Chief Executive Officers acting jointly. Furthermore, the Company has granted general powers to each of the Chief Executive Officers, authorizing them to each individually represent the Company.

In the event of a deadlock between the two Chief Executive Officers, the matter shall be referred to the two Chairmen.

The Chief Executive Officers shall not enter into transactions which form part of the key responsibilities of the Board of Directors unless these transactions have been approved by the Board of Directors.

(*) The right to nominate a member of the Board of Directors expires on the third anniversary of the July 2000 completion of the contributions made by Aerospatiale Matra, Dasa AG and SEPI to EADS to combine such activities into EADS.

The key responsibilities of the Board of Directors include amongst others:

— approving any change in the nature and scope of the activities of the EADS group;

— approving the overall strategy and the strategic plan of the EADS group;

— approving the business plan and the yearly budget of the EADS group;

— setting the major performance targets of the EADS group;

— appointing the members of the Executive Committee (see below);

— approving proposals for appointments of the chairmen of the supervisory board (or similar bodies) and the chief executive officer (or equivalent position) of other important EADS group companies and Business Units;

— approving material changes to the organizational structure of the EADS group;

— approving major investments, projects or product decisions or divestments of the EADS group contemplated in the business plan with a value exceeding Euros 200,000,000;

— approving major strategic alliances and cooperations of the EADS group;

— approving any material decision affecting the ballistic missiles activity of the EADS group;

— approving matters of shareholder policy, major actions or major announcements to the capital markets;

— approving other measures and business of fundamental significance for the EADS group or which involve an abnormal level of risk.

The Board of Directors met seven times during 2002. The average attendance rate at such meetings was 77%. Topics discussed and operations authorized at these meetings included EADS strategy, reorganization, processes (such as the Space Division restructuring and the creation of EADS North America), major business issues (such as the Airbus Production Plan 2002/2003; the Skynet 5/Paradigm contract and the U.S. Coast Guard Deepwater Programme), major investment projects (such as the A400M Programme), the approval of operation plans, budget, hedging policy, key merger and acquisition transactions, remuneration (including stock options plans and employee share ownership plans) and the group's financial results and forecasts. During this period, the Board of Directors was regularly informed of developments through business reports from the Chief Executive Officers, rolling forecasts and strategic and operational plans.

During 2002, the Board of Directors also accepted the resignations of Axel Arendt as member of the Board of Directors, member of the Executive Committee and Chief Financial Officer and Alberto Fernández as member of the Executive Committee, approved the appointments of Ralph Crosby, Francisco Fernández-Sainz, Jussi Itävuori and Hans-Peter Ring (as Chief Financial Officer) as members of the Executive Committee and approved notably the appointments of Antoine Bouvier, Fabrice Brégier, Patrick Jourdan and Marwan Lahoud as chiefs executives officers of, respectively, Astrium, Eurocopter, EADS Telecom and MBDA.

Philippe Camus and Rainer Hertrich were appointed Directors by the general meeting of shareholders of EADS held on May 10, 2000 and Chief Executive Officers at the Board meeting held the same day. Manfred Bischoff and Jean-Luc Lagardère(*) were appointed Directors by the general meeting of shareholders of EADS held on June 19, 2000 and their appointment became effective on July 7, 2000; they were appointed Chairmen at the Board meeting held on July 7, 2000.

Each director shall have one vote, provided that if there is a vacancy on the Board in respect of a DaimlerChrysler-nominated Director or a SOGEADE-nominated Director, the DaimlerChrysler-nominated Directors being present or represented at the meeting can jointly exercise the same number of votes that the SOGEADE-nominated Directors who are present or represented at the meeting can exercise and vice versa. All decisions of the Board, except for CASA Matters (as defined in 3.3.2), require a vote in favour by at least seven Directors voting in person or by proxy. A CASA Matter requires a vote in favour of at least seven Directors including the SEPI-nominated Director.

The quorum for the transaction of business at meetings of the Board of Directors requires the presence of at least one of the SOGEADE-nominated Directors and one of the DaimlerChrysler-nominated Directors unless a CASA Matter is to be decided in which case the SEPI-nominated Director must also be present or represented.

(*) deceased during his term in office. See "7.1.1 Recent Developments — Loss of Jean-Luc Lagardère".

The special majority and quorum requirements in respect of CASA Matters shall end on the third anniversary of the date of Completion in July 2003 or the date on which SEPI shall cease to hold any Indirect EADS Shares, whichever is earlier.

In the event of a deadlock in the Board of Directors, other than a deadlock giving DaimlerChrysler the right to exercise the put option granted to it by SOGEADE (see "3.3.2 Shareholdings and Voting Rights — Relationships with Principal Shareholders"), the matter shall be referred to Jean-Luc Lagardère(*) (or such person as shall be nominated by Lagardère) as representative of SOGEADE and to the Chief Executive Officer of DaimlerChrysler. In the event that the matter in question, including a deadlock giving DaimlerChrysler the right to exercise the put option (but in this case with the agreement of SOGEPA and DaimlerChrysler) is a matter within the competence of the general meeting of EADS, a resolution on the issue shall be put to the general meeting, with the voting rights of SOGEADE, DaimlerChrysler and SEPI being negated.

Pursuant to the Rules, the Board of Directors is empowered to form committees from its members. In addition to the Audit Committee and the Personnel Committee, the Board may form other committees to which it may transfer certain minor or ancillary decision-making functions although such assignment does not negate the joint responsibility of all Directors. The quorum for the transaction of business at any meeting of a committee shall be at least one Director appointed by SOGEADE and at least one Director appointed by DaimlerChrysler. All decisions of a committee require the simple majority of the members. If the business transacted at the meeting relates to CASA Matters the presence and the positive vote of the SEPI-nominated Director will also be required.

6.1.2 Audit Committee

The Audit Committee makes recommendations to the Board of Directors on the appointment of auditors and the determination of their remuneration, the approval of the annual financial statements and the interim accounts, discusses with the auditors their audit programme and the results of their audit of the accounts and monitors the adequacy of the EADS group's internal controls, accounting policies and financial reporting. The Audit Committee has responsibility for ensuring that the internal and external audit activities are correctly directed and that the audit matters are given due importance at meetings of the Board of Directors.

The Audit Committee reviews the half and full year accounts on the basis of both documents distributed in advance and discussions with the auditors. The head of accounting and the Chief Financial Officer are invited to meetings of the Audit Committee to answer any question.

The Audit Committee is chaired by Manfred Bischoff and Jean-Luc Lagardère(*) and also includes Eckhard Cordes and Louis Gallois. The Audit Committee meets twice a year, or more frequently according to requirements. It met twice during 2002 with a 100% attendance rate to review the 2001 results as well as the half-year results for 2002 of the Company.

6.1.3 Personnel Committee

The Personnel Committee makes recommendations to the Board of Directors regarding appointments to the Executive Committee and chief executive officers of main EADS Business Units, human resources and remuneration related strategy and long-term remuneration plans (including playing a central role in determining and reviewing the variable portion of the remuneration of the members of the Board of Directors and the Executive Committee) and decides the service contracts and other contractual matters in relation to the Board of Directors and Executive Committee members. The Personnel Committee is chaired by Manfred Bischoff and Jean-Luc Lagardère(*) and also includes Philippe Camus, Rainer Hertrich, Eckhard Cordes and Louis Gallois.

The Personnel Committee meets twice a year, or more frequently according to requirements. It met five times during 2002 with a 90% average attendance rate to review the bonus payments for 2001, as well as the remuneration policy and the stock option plan for 2002.

(*) deceased during his term in office. See "7.1.1 Recent Developments — Loss of Jean-Luc Lagardère".

Composition of the Board of Directors

Name	Age	Term started	Term expires	Principal function in the EADS group	Principal role outside the EADS group
Manfred Bischoff	60	2000	2005	Chairman of EADS	Member of Management Board of DaimlerChrysler
Jean-Luc Lagardère(*)	75	2000	2005	Chairman of EADS	General and Managing Partner of Lagardère
Philippe Camus	56	2000	2005	CEO of EADS	Chairman and CEO of Arjil Commanditée — Arco (general and managing partner of Lagardère);
Rainer Hertrich	53	2000	2005	CEO of EADS	CEO of DCLRH
Eckhard Cordes	52	2000	2005	Member of the Board of Directors of EADS	Member of Management Board of DaimlerChrysler
Pedro Ferreras	48	2000	2005	Member of the Board of Directors of EADS	Chairman of the board of directors of Aluminio Catalán, SA
Noël Forgeard	56	2000	2005	President and CEO of Airbus	Member of the board of directors of IMS SA
Louis Gallois	59	2000	2005	Member of the Board of Directors of EADS	President of SNCF
Jean-René Fourtou	63	2000	2005	Member of the Board of Directors of EADS	Chairman and CEO of Vivendi Universal
Michael Rogowski	64	2000	2005	Member of the Board of Directors of EADS	Chairman of the Supervisory Board of J.M. Voith AG

Other mandates and duties performed in any company by the members of the Board of Directors

Manfred Bischoff

- chairman of EADS Participations B.V.
- chairman of the supervisory board of EADS Deutschland GmbH;
- chairman of the supervisory board and member of the human resources and the mediation committees of Dasa AG;
- chairman of the supervisory board of DCLRH;
- chairman of the supervisory board of MTU Aero Engines GmbH;
- member of the supervisory board of Bayerische Hypo- und Vereinsbank AG;
- member of the supervisory board of Fraport AG;
- member of the supervisory board of Gerling-Konzern Versicherungs-Beteiligungs-AG;
- member of the supervisory board of J.M. Voith AG;
- member of the supervisory board of Lagardère;
- member of the board of directors of Mitsubishi Motors Corporation.

Jean-Luc Lagardère(*)

- chairman of EADS Participations B.V.;
- chairman and chief executive officer of Lagardère Capital & Management;
- chairman and chief executive officer of Hachette SA;
- chairman of France Galop;
- permanent representative of Lagardère as member of the association Le Cercle de l'Industrie;
- president of Lagardère SAS;
- president of the Fondation Hachette;

(*) deceased during his term in office. See "7.1.1 Recent Developments — Loss of Jean-Luc Lagardère".

- manager of Lagardère Elevage;
- member of the advisory committee of the Bank of France (Paris).

Philippe Camus

- chief executive officer of EADS Participations B.V.;
- chairman of GIFAS — Groupement des Industries Françaises Aéronautiques et Spatiales;
- permanent representative of Lagardère on the board of directors of Hachette SA;
- permanent representative of Hachette SA on the board of directors of Hachette Distribution Services;
- president of EADS France;
- member of the board of directors of Stichting Administratiekantoor EADS (the "**Foundation**");
- member of the board of directors of Crédit Lyonnais;
- member of the board of directors of Dassault Aviation;
- member of the board of directors of Lagardère Active Broadcast;
- member of the board of directors of Hachette Filipacchi Médias;
- member of the board of directors of La Provence;
- member of the board of directors of Nice Matin;
- member of the supervisory board of Editions P. Amaury;
- member of the shareholders and remuneration committees of Airbus;
- manager of Internal Control Group of Aero Ré.

Rainer Hertrich

- chief executive officer of EADS Participations B.V.;
- chief executive officer of Dasa AG;
- chief executive officer of EADS Deutschland GmbH;
- chairman of the shareholders committee of Astrium N.V.;
- chairman of the shareholders committee and member of the remuneration committee of Airbus;
- president of the German Association of Aerospace Industries, BDLI;
- member of the board of directors of Aspen Institute Berlin.

Eckhard Cordes

- chairman of Detroit Diesel Corporation;
- chairman of MTU Motoren-und Turbinen-Union Friedrichshafen GmbH;
- chairman of EvoBus GmbH;
- member of the board of directors of Rheinmetall AG;
- member of the board of directors of TAG McLaren Holdings Ltd;
- member of the board of directors of Deutsche Messe AG;
- member of the board of directors of Deutsche BP AG.

Pedro Ferreras

- vice-chairman of Consorcio Zona Franca de Barcelona;
- member of the rector board of the Asociación para el Progreso y la Dirección (A.P.D) and Asociación para el Progreso y la Direccion (A.P.D. zona mediterranea).

Noël Forgeard

- chairman and chief executive officer of Airbus Holding SA;
- chairman of the executive committee of Airbus France;
- chairman of the board of directors of Airbus España, SL;
- chairman of the supervisory board and member of the human resources and the mediation committees of Airbus Deutschland GmbH;
- permanent representative of Airbus on the board of directors of Airbus Simulators Services;
- member of the board of directors of Airbus U.K. Ltd;
- member of the board of directors of EADS CASA;
- member of the board of directors of Ecole Polytechnique.

Louis Gallois

- member of the board of directors of Thalès;
- member of the board of directors of Ecole Centrale des Arts et Manufactures.

Jean-René Fourtou

- member of the board of directors of the Foundation;
- chief executive officer of USI Entertainment Inc;
- chairman of the supervisory board of Vivendi Environnement;
- chairman of the supervisory board of Groupe Canal +;
- member of the board of director of USA Interactive;
- member of the supervisory board of Axa;
- member of the executive committee of Axa Millesimes SAS;
- vice-chairman of the board of directors of Axa Assurances IARD Mutuelle;
- vice-chairman of the board of directors of Axa Assurances Vie Mutuelle;
- vice-chairman of the board of directors of Axa Courtage Assurances Mutuelle;
- member of the board of director of Axa Financial Inc;
- member of the board of director of The Equitable Life Assurance;
- member of the supervisory board of Aventis;
- member of the board of directors of Cap Gemini;
- president of ICC, Chambre de Commerce Internationale.

Michael Rogowski

- member of the board of directors of the Foundation;
- member of the supervisory board of Deutsche Messe AG;
- member of the supervisory board of HDI Versicherung auf Gegenseitigkeit;
- member of the supervisory board of IKB Deutsche Industrie-Bank AG.

A meeting of the Board of Directors held on March 28, 2003, proposed that the resolutions for the 2003 annual general meeting of shareholders be amended to include (i) the appointment of Arnaud Lagardère as a member of the Board of Directors and (ii) subject to and with immediate effect from such appointment by the annual general meeting, the appointment of Arnaud Lagardère as one of the Chairmen of the Board of Directors and as a member of the Audit and Personnel committees thereof.

A resolution for the appointment of Hans-Peter Ring to replace Axel Arendt who resigned with effect from November 1, 2002 as member of the Board of Directors will be submitted to the shareholders' general meeting of EADS called for May 6, 2003. The two independent directors are Jean-René Fourtou and Michael Rogowski. The Company has not appointed observers to the Board of Directors. Pursuant to applicable Dutch law, the employees are not entitled to elect a Director. There is no minimum number of shares that must be held by a Director.

The Company is considering procedures to assess the Board of Director's performance in the future.

6.1.4 Executive Committee

The Chief Executive Officers, supported by an Executive Committee (the "**Executive Committee**"), are responsible for managing the day-to-day operations of the Company. The Executive Committee, chaired by the Chief Executive Officers, also comprises the heads of the major and functional divisions of the EADS group. The Executive Committee met twelve times during 2002.

The following matters are discussed, amongst others, at the Executive Committee meetings:

— setting up and control of the implementation of the strategy for EADS businesses;

— management, organizational and legal structure of the EADS group;

— performance level of the EADS group's businesses and support functions; and

— all business issues.

The internal organization of the Executive Committee is defined by the business allocation among the members under the supervision of the Chief Executive Officers. Notwithstanding the joint responsibilities as defined above, each member of the Executive Committee is individually responsible for the management of his portfolio and must abide by decisions taken by the Chief Executive Officers and the Executive Committee, as the case may be.

The Chief Executive Officers endeavour to reach consensus among the members of the Executive Committee on the matters discussed at the Executive Committee meetings. In the event of consensus not being reached, the Chief Executive Officers are entitled to decide the matter. If there is a fundamental or significant disagreement with respect to any undecided matter, the dissenting Executive Committee member may request that the Chief Executive Officers submit such matter to the Chairmen for their opinion.

The term of office for the Executive Committee members is five years.

Composition of the Executive Committee

Name	Age	Term started	Term expires	Principal Occupation
Philippe Camus	56	2000	2005	Chief Executive Officer
Rainer Hertrich	53	2000	2005	Chief Executive Officer
François Auque	46	2000	2005	Head of Space Division
Ralph Crosby	55	2002	2007	Chairman and CEO of EADS North America
Thomas Enders	44	2000	2005	Head of Defence and Civil Systems Division
Francisco Fernández-Sainz	57	2002	2007	Head of Military Transport Aircraft Division
Noël Forgeard	56	2000	2005	Head of Airbus Division and President and CEO of Airbus
Jean-Louis Gergorin	56	2000	2005	Head of Strategic Coordination
Jean-Paul Gut	41	2000	2005	Head of EADS International
Gustav Humbert	53	2000	2005	Airbus Chief Operating Officer
Jussi Itävuori	47	2002	2007	Head of Human Resources
Hans-Peter Ring	52	2002	2007	Chief Financial Officer
Dietrich Russell	61	2000	2005	Head of Aeronautics Division

Philippe Camus, Chief Executive Officer

He was previously Chairman of the Management Board of Aerospatiale Matra. In 1982, he joined the general management of the Lagardère Group where he was Chairman of the Finance Committee of the Matra Group until 1992, appointed Chairman and Managing Director of the Finance Committee of the Lagardère Group in 1993, and Managing Partner of Lagardère SCA in 1998. Mr. Camus is a former student of the École Normale Supérieure de Paris, an agrégé in physical sciences and actuarial science and a graduate of the Institut d'Études Politiques de Paris.

Rainer Hertrich, Chief Executive Officer

He started his career in 1977 at Messerschmitt-Bölkow-Blohm GmbH. In 1994 he became Senior Vice President for Corporate Controlling of Deutsche Aerospace AG. In 1996, he was appointed Head of Dasa AG's Aero Engine Business Unit and at the same time President and CEO of Dasa's Motoren- und Turbinen-Union München GmbH (MTU). In March 2000 he became President and CEO of Dasa AG. He studied Business Administration at the Technical University of Berlin and the University of Nuremberg, graduating with a Bachelor of Commerce.

François Auque, Space Division

He was appointed Chief Financial Officer in 1991 and Group Managing Director for Satellites at Aerospatiale Matra and a member of the Aerospatiale Matra Management Board in 1999. Mr. Auque joined Aerospatiale in 1991 as Chief Financial Officer. Graduated from Ecole des Hautes Etudes Commerciales (HEC), from Ecole Nationale d'Administration (ENA), and from Institut d'Etudes Politiques of Paris (IEP).

Ralph D. Crosby Jr., Chairman and CEO of EADS North America

Previously, Mr. Crosby was President of the Integrated Systems Sector at Northrop Grumman Corporation, Corporate Vice President and General Manager of the company's Commercial Aircraft Division and of the B-2 Division. He has a Bachelor of Science degree from US Military Academy, a master's degree both in international relations from the Graduate Institute of International Studies in Geneva and in public administration from Harvard University.

Thomas Enders, Defence and Civil Systems Division

He joined MBB/Dasa AG in 1991, after various posts in international research institutes, the German parliament and the Planning Staff of the German Minister of Defense. After several years in the company's marketing sector, he became Corporate Secretary of Dasa AG in 1995. From 1996-2000 he was in charge of Corporate Strategy & Technology. Holds degrees from the University of Bonn and UCLA, California.

Francisco Fernandez Sainz, Military Transport Aircraft Division

Previously General Manager of Airbus España. He joined CASA in 1971 as a design engineer, occupied various positions of Product Engineering Manager (1975), Project Manager (1979), Engineering Development Director of the Technical Directorate (1982), Vice President of Engineering (1984) and Executive Vice President Programs (1997). Mr Fernandez-Sainz is a graduate of ICADE (Master in Business Administration) and is a senior Aeronautical Engineer.

Noel Forgeard, Airbus President and Chief Executive Officer

Mr. Forgeard joined Matra in 1987 as Senior Vice-President of the Defense and Space activities. In 1992, he was appointed Managing Director of Lagardère and Chief Executive Officer of Matra Hautes Technologies. He joined Airbus Industrie as Managing Director in 1998 and became the first President and Chief Executive Officer of the Airbus integrated company in 2001. He graduated from the Ecole Polytechnique and the Ecole des Mines in Paris.

Jean-Louis Gergorin, Executive Vice president, Head of Strategic Coordination

Previously Managing Director (Strategic Coordination) of Aerospatiale Matra, he started his career with the French Government, becoming Head of Policy Planning of the French Foreign Ministry and member of the French German Committee on Security and Defence. As of 1984 he held senior strategic positions at MATRA and LAGARDERE. He graduated from Ecole Polytechnique and Ecole Nationale d'Administration in Paris and is an alumnus of the Stanford Executive Program.

Jean-Paul Gut, Executive Vice President, EADS International

Prior to July 2000, he was Executive Chairman of Aerospatiale Matra Lagardère International and Group Managing Director of Defence and Space Transport at Aerospatiale Matra. In March 1998, he was named Director of the Lagardere Group Board of Management, responsible for International Operations and the High Technology sector. He graduated from the Institut d'Etudes Politiques of Paris (IEP), with a master's degree in Economics.

Gustav Humbert, Airbus Chief Operating Officer

Previously a member of the Dasa AG Management Board responsible for the Commercial Aircraft Division, he joined Messerschmitt-Bölkow-Blohm (MBB) in 1980, and became President and CEO of Daimler Benz Aerospace Airbus GmbH in 1994. He holds a degree in mechanical engineering and production technology from Hanover Technical University as well as a PhD in engineering from the University of Hanover, School of Machinery.

Jussi Itävuori, Executive Vice President, Head of Human Resources

Mr Itävuori joined EADS in September 2001. Previously, he worked for KONE Corporation since 1982 and was appointed in 1989 as head of Human Resources and member of Executive Committee of KONE Elevators. In 1995 he was appointed member of the Executive Committee and head of Human Resources of KONE Corporation. He served Finnish Air Force as a pilot and officer. He earned his Master's degree from the Vaasa School of Economics, Finland.

Hans Peter Ring, Chief Financial Officer

Holding a degree in business administration, he began his career at MBB in 1977. In 1987 he was appointed Head of Controlling of the company's Missiles and Defense Division. Subsequent he was named Head of Controlling of the Aviation and Defense Division of Dasa AG. From 1992-1995, he was CFO and Member of the Board at Dornier Luftfahrt, a Dasa AG subsidiary. In 1996, he was appointed Senior Vice President of Controlling of DASA and subsequently of EADS.

Dietrich Russell, Aeronautics Division

Former Chief Operating Officer of Airbus Industrie. Mr. Russell joined Dasa AG in 1995 where he was appointed Member of the Board responsible for the Aeronautics division. Mr. Russell graduated from the Departments of Economics and Metallurgical Engineering and holds a Doctorate in Engineering from the Technical University RWTH of Aachen. He worked 24 years for Mannesmann before joining DASA.

6.2.1 Compensation Granted to Directors and Principal Executive Officers

Compensation of the Directors

The Non-Executive Directors are entitled to receive a total target compensation on a full year basis of Euro 900,000. This target compensation includes a fixed part plus a fee for participation in board meetings of Euro 5,000 per director and Euro 10,000 per chairman, per meeting plus a bonus calculated according to EBIT results of the EADS group.

During 2002, the Non-Executive Directors received the following fees for participation in board meetings:

- — Manfred Bischoff............ : Euro 70,000
- — Jean-Luc Lagardère(*)........ : Euro 70,000
- — Eckhard Cordes.............. : Euro 25,000
- — Pedro Ferreras................. : Euro 35,000
- — Jean-René Fourtou.......... : Euro 5,000
- — Louis Gallois.................. : Euro 0 (Mr. Gallois waived any compensation)
- — Michael Rogowski.......... : Euro 15,000

The Executive Directors, who are also members of the Executive Committee, do not receive any direct compensation as members of the Board of Directors in addition to their compensation as members of the Executive Committee.

For further information in respect of the remuneration of the members of the Board of Directors during the year 2002, see "Notes to the Statutory Financial Statements — Note 9: Remuneration".

As of the date of this document, the members of the Board of Directors (including those being also members of the Executive Committee) held a total of 24,680 EADS shares (not including shares held through mutual funds).

Compensation of the Members of the Executive Committee

The Executive Committee members are entitled to receive a total target compensation on a full year basis of Euro 11,383,000. This target compensation includes a fixed part plus a bonus calculated according to individual achievements and to EBIT results of the EADS group.

The total compensation paid by EADS and all its group companies to the two Chief Executive Officers of the Company, Mr. Philippe Camus and Mr. Rainer Hertrich, during the year 2002 was Euro 1,816,281 and Euro 2,114,146 respectively. Additionally, the Executive Directors have been granted pension benefits, the details of which are set out in "Notes to the Statutory Financial Statements — Note 9: Remuneration".

6.2.2 Options Granted to the two Chief Executive Officers

See "— 6.3.3 Employee Profit Sharing and Incentive Plans — Options Granted to Employees".

6.2.3 Related Party Transactions

EADS being a company incorporated under Dutch law, Articles L.225-38 to L.225-43 and L.225-86 to L.225-91 of the French *Code de Commerce* on related party transactions are not applicable to it.

Article 2:146 of the Dutch Civil Code provides as follows: "Unless the articles of association provide otherwise, a company (naamloze vennootschap) shall be represented by its board of supervisory directors in all matters in which it has a conflict of interest with one or more of the members of its board of directors. The general meeting of shareholders shall at all times have powers to designate one or more persons for this purpose." In the case of EADS, the Articles of Association do provide otherwise since they enable the Board of Directors to have power to represent the Company in matters where the Company has a conflict of interest with one or more members of the Board of Directors.

During the year 2002, no agreement was entered into by the Company with one of its directors or principal officers or a shareholder holding more than 5% of the voting rights of the Company outside the ordinary course of business and in conditions other than arm's length conditions.

(*) deceased during his term in office. See "7.1.1 Recent Developments — Loss of Jean-Luc Lagardère".

For a description of the relationships between the Company and its principal shareholders, see "3.3.2 Shareholdings and Voting Rights — Relationships with Principal Shareholders".

As indicated in "3.1.3.1 General Description of the Company — Governing Law — Ongoing Disclosure Obligations", pursuant to the Spanish Financial Law the Company is obliged to provide the CNMV with certain information in relation to every transaction carried out with any related party.

6.2.4 Loans and Guarantees Granted to Directors

EADS has not granted any loans to its Directors or members of the Executive Committee.

6.3 Employee Profit Sharing and Incentive Plans

6.3.1 Employee Profit Sharing and Incentive Agreements

EADS' remuneration policy is strongly linked to the achievement of individual and Company objectives, both for each division and for the overall group. A stock option plan has been established for the senior management of the group (see "— Options Granted to Employees") and employees were offered shares at favourable conditions at the time of the public offering and listing of EADS (see "— Employee Share Offering").

EADS France has profit sharing plans (*accords de participation*), in accordance with French law, and specific incentive plans (*accords d'intéressement*), which provide bonuses to employees based on the achievement of productivity, technical or administrative milestones.

EADS Deutschland GmbH's remuneration policy is, to a large extent, flexible and strongly linked to the operating profit of the company, the increase in value of the company and the achievement of individual objectives.

EADS CASA, which does not have a profit sharing policy, allows technicians and management to receive profit-related pay, subject to the achievement of the general company objectives and individual performance.

6.3.2 Employee Share Offering

As part of its initial public offering, EADS offered to qualifying employees approximately 1.5% of its total share capital after the global offering. This employee offering of up to 12,222,385 shares included an option allowing qualifying employees to leverage their investment in the shares they purchased. Under this option, the investment consisted of the amount paid plus an amount resulting from a swap agreement of the investment management company for this option, that equalled 9 times such amount paid. Qualifying employees were offered shares at a price of Euro 15.30, being the price for the retail offering, less a discount of 15%.

The employee offering was open only to employees who:

- had at least three months' seniority;
- had French, German or Spanish employment contracts; and
- were employed by companies incorporated under French, German or Spanish law in which EADS held (i) the majority of the share capital or (ii) at least 10% of the share capital, provided such minority-owned companies were designated as eligible by EADS.

Depending on whether the employee purchased shares through a French, German or Spanish plan, directly or via a mutual fund, the employee is restricted from selling the shares for one of the following lock-up periods: 18 months, 3 years, 5 years or 6 years.

A total number of 11,769,259 shares were subscribed for in the employee offering. Shares were delivered on September 21, 2000.

In October 2001, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,017,894 shares of a nominal value of Euro 1 each.

The employee offering (*note d'opération préliminaire* approved by the COB on October 8, 2001 under number 01-1200 and *note d'opération définitive* approved by the COB on October 13, 2001 under number 01-1209) was open only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered

office is located in South Africa, Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Morocco, Mexico and Singapore.

The employee offering was divided into two tranches:

— shares subscribed for by qualifying employees in EADS group employee savings plan were offered for a price of Euro 10.70 per share;

— shares subscribed for by qualifying employees directly were offered for a price of Euro 10.70 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,894 shares were subscribed for in the employee offering. Shares were delivered on December 5, 2001.

In October 2002, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,022,939 shares of a nominal value of Euro 1 each.

The employee offering (*note d'opération préliminaire* approved by the COB on September 30, 2002 under number 02-1062 and *note d'opération définitive* approved by the COB on October 11, 2002 under number 02-1081) was open only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Mexico and Singapore.

The employee offering was divided into two tranches:

— shares subscribed for by qualifying employees in EADS group employee savings plan were offered for a price of Euro 8.86 per share;

— shares subscribed for by qualifying employees directly were offered for a price of Euro 7.93 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,022,939 shares were subscribed for in the employee offering. Shares were delivered on December 4, 2002

6.3.3 *Options Granted to Employees*

At its May 26, 2000, October 20, 2000, July 12, 2001 and August 9, 2002 meetings, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meetings of May 24, 2000 and May 10, 2001, approved the granting of stock options for subscription of shares in the Company. The principal characteristics of these options are summarised in the table below:

	First Tranche	Second Tranche
Date of general meeting	May 24, 2000	May 24, 2000
Date of board meeting	May 26, 2000	October 20, 2000
Number of shares that may be subscribed	5,135,400	240,000
Of which: shares that may be subscribed by directors and officers	720,000	60,000
Total number of eligible employees	Approximately 850	34
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	Euro 20.90	Euro 20.90
Number of options exercised	0	0

	Third Tranche	Fourth Tranche
Date of general meeting	May 10, 2001	May 10, 2001
Date of board meeting	July 12, 2001	August 9, 2002
Number of shares that may be subscribed	7,926,425	7,276,100
Of which: shares that may be subscribed by:		
— Mr. Philippe Camus(*)	135,000	135,000
— Mr. Rainer Hertrich(*)	135,000	135,000
— the 10 employees having being granted the highest number of options during the year 2001 (third tranche) and 2002 (fourth tranche)	738,000	808,000
Total number of eligible beneficiaries	Approximately 1,650	Approximately 1,562
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	Euro 24.66	Euro 16.96
Number of options exercised	0	0

(*) For more information in respect of options granted to the Executive Directors, see "Notes to the Statutory Financial Statements — Note 9: Remuneration".

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CHAPTER 7 — RECENT DEVELOPMENTS AND OUTLOOK

7.1 Recent Developments

7.1.1 Loss of Jean-Luc Lagardère

Jean-Luc Lagardère, one of the two chairmen of the EADS Board of Directors, who had been a driving force behind the formation of EADS, died of an illness on March 14, 2003. A meeting of the Board of Directors held on March 28, 2003, proposed that the resolutions for the 2003 annual general meeting of shareholders be amended to include (i) the appointment of Arnaud Lagardère as a member of the Board of Directors and (ii) subject to and with immediate effect from such appointment by the annual general meeting, the appointment of Arnaud Lagardère as one of the Chairmen of the Board of Directors and as a member of the Audit and Personnel committees thereof. The French state, through the voice of President Jacques Chirac, has endorsed the candidacy of Arnaud Lagardère for these appointments.

7.1.2 EADS Included in German MDAX Index

Following recent rule changes by *Deutsche Börse AG* (the German stock exchange) permitting companies organised in countries other than Germany to be included in the major indices (with the exception of the DAX30), EADS N.V. was included in the MDAX50 index in February 2003. On the first day of trading under the new MDAX structure, March 24, 2003, EADS' weighting in the revised index was 9.4%, based on the March 21, 2003 closing price of EADS shares in Frankfurt of Euro 9.38 per share.

7.1.3 Euro 1 billion Eurobond Issue

In February 2003, EADS announced its first Euro 3 billion Euro Medium Term Note ("**EMTN**") programme, and launched an inaugural Euro 1 billion Eurobond offering thereunder. The seven-year Eurobond carries a coupon of 4.625 percent. The initially contemplated Euro 750 million offer was raised to Euro 1 billion in response to investor demand. The objectives of this initial issue are to refinance existing debt and lengthen the maturity profile of EADS' debt, while benefiting from the currently attractive interest rates. Management believes that the establishment of the EMTN programme will enhance EADS' overall presence and standing in the capital markets and increase its flexibility in responding to fluctuating funding requirements.

7.1.4 Astrium

On January 31, 2003, EADS announced that it is acquiring BAE SYSTEMS' 25% interest in Astrium N.V., a company focusing on satellite business activities covering civil and military telecommunications and Earth observation, science and navigation programmes, avionics and equipment. Implementation of the transaction remains subject to regulatory approval. Full control of Astrium N.V. and Paradigm Secure Communications Ltd., formerly held jointly by BAE SYSTEMS and EADS, will be transferred to EADS once all regulatory approvals have been obtained.

Prior to completion of the transaction, EADS and BAE SYSTEMS will each make a capital contribution into Astrium N.V. of Euro 84 million (total Euro 168 million). The cash contribution will facilitate the acceleration of EADS' strategy of increasing the overall industrial and financial efficiency of the company. EADS, which already owns 75 percent of Astrium N.V., will acquire BAE SYSTEMS Astrium N.V. shares for Euro 84 million at completion. Taking into account the cash contribution, BAE SYSTEMS' interest in Astrium N.V. will effectively be transferred to EADS for no net cash consideration. These terms reflect the current deterioration in the commercial space sector and also EADS' continued intent to position Astrium N.V. for a return to EBIT profitability in 2004 and leadership in any future consolidation of the space industry under unified management.

In July 2002, EADS and BAE SYSTEMS had announced their intention for EADS to acquire the interest of BAE SYSTEMS in Astrium N.V. and formed Paradigm Secure Communications to address service provision for the proposed Skynet 5 military communications satellite programme for the U.K. defence ministry. Under the original terms, completion of the sale of the Astrium N.V. interest was conditional on completion of contracts with the U.K. for the Skynet 5 programme. In the event of EADS not achieving financial close of the Skynet 5 contract, BAE SYSTEMS has agreed to pay Euro 55 million to EADS.

EADS continues to view the Skynet 5 programme as being of strategic importance to both its U.K. and space initiatives and is fully committed to signing the Skynet 5 contract with the U.K. defence ministry as soon as possible. BAE SYSTEMS has agreed to continue to support EADS in securing the Skynet 5 contract.

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For EADS, the acquisition is a key element in its effort to restructure and integrate all its space interests in the U.K., France, Germany and Spain. See "4.1.6 Space".

7.2 Financial Outlook for 2003

Continued growth in EADS' defence businesses (including military aircraft and helicopters, missile systems, defence electronics, secure communications, etc.) remains a top priority for Management, with 2002 revenues of Euro 6 billion targeted to grow by about 60% by 2005. Much of this targeted growth is already reflected in EADS' order book through new defence programs such as Eurofighter, the NH90 and Tiger helicopters, and the new generation of missile systems. Several programs are entering the delivery phase this year, contributing to EBIT growth of EADS' defence businesses.

For 2003, EADS' Management is setting prudent financial targets that preserve EADS' flexibility to respond to market changes. In this uncertain environment, EADS will continue to favour profitability and cash control over market share gains.

Despite the challenging business environment, EADS expects total revenues to remain relatively stable in 2003 as compared to 2002. This expectation is based upon anticipated delivery of 300 aircraft by Airbus in 2003 and assumes a 2003 Euro — U.S. Dollar average market exchange rate of Euro — U.S. Dollar 1.10. Thus, the part of revenues that is not hedged through financial instruments is expected to be impacted by the deteriorating U.S. Dollar (average 2002 rate of Euro — U.S. Dollar 0.95). This negative impact should be offset by growth stemming from the ramp-up of certain defence-related programs, as well as the first-time 100% consolidation of Astrium.

Due to the current market uncertainties, Management is not setting a precise figure for the 2003 EBIT target. EADS presently anticipates 2003 EBIT pre-goodwill and exceptionals in the same range as 2002, based on 300 deliveries by Airbus and taking into account the expected increase in R&D spending by approximately Euro 0.2 billion to peak levels in 2003. The EADS EBIT 2003 target also includes a considerable provision for a significant re-engineering of the Space Division in order to achieve profitability during 2004. Expected EBIT in 2003 at the Space Division represents a further deterioration compared to 2002, due to ongoing restructuring and programme contingencies, and the first time full consolidation of Astrium. These negative effects will be offset by the expected improved performance of the EADS divisions that are now ramping up defence programs (i.e., MTA, Aeronautics and DCS).

Free cash flow before the cash impact of customer financing is expected to remain positive in 2003, reflecting the continued ability to self-finance the A380 programme. Management has implemented a strict control of customer financing exposure, allowing Airbus to prudently support its customers on a case-by-case basis, without jeopardising the financial soundness of EADS. EADS' budget for additional customer financing in 2003 is significantly lower than the 2002 initial budget of Euro 1.8 billion and EADS' Management is committed to continue with its restrictive practice of keeping net additions at the lowest possible level.

7.3 2003 Calendar of Financial Communication

2002 Annual Results Release:
March 10, 2003

Global Investor Forum:
April 28-29, 2003

First Quarter 2003 Results Release:
May 6, 2003

Annual General Meeting:
May 6, 2003

First Half 2003 Results Release:
July 28, 2003

Third Quarter 2003 Results Release:
November 6, 2003

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